Form 20-F
period 1999-12-31
EQUITY FINANCE HOLDING CORP
filed 2000-06-29
CIK 1064407

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM 20-F

                                   (MARK ONE)

     / /         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
     /X/            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
     / /          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 333-8958
                            ------------------------

                       EQUITY FINANCE HOLDING CORPORATION
             (Exact name of registrant as specified in its charter)

                                     BELIZE
                 (Jurisdiction of incorporation or organization)
                            ------------------------
                                    SUITE 408
                            CALLE CLEOFAS RUIZ #853-B
                            ZONA CENTRO - C.P. 22710
                         PLYAS DE ROSARITO, B.C., MEXICO
                    (Address of principal executive offices)
                            ------------------------
SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None
SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)OF THE ACT:
    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                        5,149,000 Shares of Common Stock
Indicate by check mark whether the Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes /X/  No      / /
Indicate by check mark which financial statement item the Registrant has elected to follow.
                             Item 17 / /  Item 18 /X/

--------------------------------------------------------------------------------

     Equity Finance Holding Corporation (the "Company") was incorporated under the laws of Belize, Central America on March 6, 1998. Its principal executive offices are located at Suite 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710, Plyas De Rosarito, B.C., Mexico. Its telephone number in the United
States is (888) 450-3342. References herein to "EFIC" refer to Equity Finance International Corporation, the majority shareholder of the Company. Equity Finance Holding Corporation trades on the United States NASD OTCBB stock exchange with the trading symbol of EFHLF.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The statements included in this annual report on Form 20-F ("Form 20-F") regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Form 20-F.


                            20-F      Page  2 of 18

                                TABLE OF CONTENTS

                               GENERAL INFORMATION


                                     PART I

ITEM  1.  DESCRIPTION  OF  BUSINESS_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 4
ITEM  2.  DESCRIPTION  OF  PROPERTY_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 7
ITEM  3.  LEGAL  PROCEEDINGS       _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 7
ITEM  4.  CONTORL  OF  REGISTRANT_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 7
ITEM  5.  NATURE  OF  TRADING  MARKET_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 8
ITEM  6.  EXCHANGE  CONTROLS  AND  OTHER  LIMITATIONS
               AFFECTING  SECURITY _ _ _ _ _ _ _ _ _ _ _ _ __ _ _ _8
ITEM  7.  TAXATION_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ __ _ _ _ _ _ _ _ _ 8
ITEM  8.  SELECTED  FINANCIAL  DATA_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _11
ITEM  9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITIONS  AND  RESULTS  OF  OPERATIONS _ _ _ _ _ 11
ITEM  10. DIRECTORS  AND  OFFICERS  OF  REGISTRANT_ _ _ _ _ _ _ _ 13
ITEM  11. COMPENSATION  OF  DIRECTORS  AND  OFFICERS_ _ _ _ _  _ _13
ITEM  12. OPTIONS  TO  PURCHASE  SECURITIES  FROM
                 REGISTRANT  OR  SUBSIDIARIES _ _ _ _ _ _ _ _ _ _ 16
ITEM  13. INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS_ _ _16

                                     PART II

ITEM  14. (NOT  APPLICABLE)_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _17

                                    PART III

ITEM  15. DEFAULTS  UPON  SENIOR  SECURITIES_ _ _ _ _ _ _ _ _ _ _ 17

ITEM  16. CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITY
                FOR REGISTERED SECURITIES AND USE OF PROCEEDS_ _ _17

                                     PART IV

ITEM  17. FINANCIAL  STATEMENTS_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _17
ITEM  18. FINANCIAL  STATEMENTS_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _17
ITEM  19. FINANCIAL  STATEMENTS  AND  EXHIBITS_ _ _ _ _ _ _ _ _ _ 17

        SIGNATURES_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ 18


                            20-F      Page  3 of 18

                                     PART I

                        ITEM 1. DESCRIPTION OF BUSINESS.
GENERAL

     Equity Finance Holding Corporation ("the Company") is a management consulting corporation that arranges equity investment in client companies. The U.S. SIC Code is 8742, Management Consulting Services. The Company's global target market is small to medium-size enterprises with gross sales between US$1,000,000 and US$20,000,000. EFHC commenced operations in March 1998. The Company shares office space in Punto Gordo, Belize with its resident agent. It also shares office space in Plyas de Rosarito, B.C., Mexico with Equity Finance International Corporation. It is being provided office space without costs.

    The Company intends to market its services through a global network of business representatives and affiliates. Representatives are freelance consultants who provide client referrals to EFHC on a commission basis. The representative refers clients to EFHC. The representative can: (1) simply refer clients to EFHC, or (2) refer the client, help the client provide underwriting documentation and assist with the client investor relations program after the EFHC funding program is successful.

     For number (1) above, the standard commission that the representative would receive from EFHC when the client provides the first deposit would be US$5,000 plus US$7,000 with first funding. For (2) above, the standard commission is higher when the representative's services include referral of client companies to EFHC and documentation supporting the SEC filing and investor relations programs. Commission payment to the representative in this case is US$5,000 from the client deposit and seven additional payments of US$1,000, plus US$48,000 at the time of the first client funding and 60,000 shares of the client company. This is a continuing support role by the representative to EFHC and the client company for several years with significant activity on the part of the representative for this extended period.

     An affiliate is a strategic partner to EFHC, usually located outside of the United States, who is generally in the business of assisting companies with venture financing. EFHC and the Affiliate jointly venture to assist companies and participate in the fees for services provided on a shared basis. Common compensation for an affiliate, when the fee is collected from the client, may be a share of $250,000 plus 8% of the unregistered shares of the client company (or lesser amounts depending on the nature of the client). The affiliate or EFHC will recover costs from this fee with the net revenue from the costs being split on a 50%/50% basis. The costs for services will be mutually agreed upon. The party expending costs within the month will receive 70% of the monthly installment fee paid by the client and the party not expending the costs, at the time, will receive 30% of the monthly installment fee. EFHC and the affiliate will agree on a fee, scope of work, tasks and roles in advance of commencing on the funding program for the client.


                            20-F      Page  4 of 18

     At present, EFHC has one representative, Capital Funds Group, located in Berkeley, California, USA and one affiliate in Woodland, California, USA. Affiliates are being sought in various parts of the world including Australia, China, Cypress, England, Germany, India, Pakistan, Singapore, and the United States. EFHC is also seeking to develop affiliate relationships with Venture Capital companies throughout the world. EFHC has no assurances that it can attract affiliates, representatives or additional clients.


STATUS  OF  THE  MANAGEMENT  CONSULTANT  INDUSTRY

     In the past 20 years, the Management Consulting Industry has undergone a period of radical change. The Market is global. Management consultants offer a growing diversity of services. This includes everything from Corporate Finance to Human Resources.

COMPANY  HISTORY

     The Company was formed in Belize, Central America, under the Belize International Business Corporation Act, pursuant to Section 14(3), on March 6, 1998 as IBC #6826. The Company operates under the laws of Belize, Central
America. The registered office of the Company is at 1st Floor East Wing, 65 Front St., Punto Gordo, Belize, Central America. The International Corporate address is Suite 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710, Plyas De Rosarito, B.C., Mexico. All office space is shared and the Company does not pay any part of the rent for its use. EFHC business operations are located outside the United States. EFHC's affiliate in the United States is located at 1296 E. Gibson Road, #149, Woodland, CA, 95776, USA. The U.S. telephone number is 888-450-3342.

THE  BUSINESS  OF  THE  COMPANY

     EFHC is a Management Consultant firm that arranges equity investment in client companies. The Company identifies foreign and United States companies that can carry out an expansion program designed to groom the company for sale or merger with an industry giant. EFHC will assist the client in becoming a reporting company and list with the NASD OTCBB for trading. Shares of the client company will be sold to public and private investors to arrange a funding of up to $10 million. EFHC will then work with the client company for the period. EFHC will assist with developing sound growth, shareholder value, and investor relations. Shares in the name of principals of the client company will be pooled and vaulted for five years. The pooling and vaulting agreement will be designed to protect new shareholders; however, this agreement may be modified at any time by unanimous vote of all parties to the pooling and vaulting agreement. Because the pooling and vaulting agreement may be modified by the parties pooling and vaulting their shares, shareholders not party to the agreement may suffer significant adverse effects, specifically a material decline in their share value, should the pooling and vaulting agreement be modified. EFHC has represented this program to some potential clients under the name "Advantage


                            20-F      Page  5 of 18

2000 Program." EFHC representatives and affiliates may use other names for the program.

     As of December 31, 1999, the Company has two clients. A commission of $62,500 is due Capital Funds Group for one of the clients, which will be paid upon the client's first capital infusion. To date no companies have been financed through the program.

If EFHC is able to increase its capital resources, either through a debt or equity financing, the Company may seek to grow through the acquisition of Management Consulting Firms whose clients need EFHC's help. However, management can provide no assurances that such financing will be available to the Company or that suitable acquisition candidates will be identified.

     The Company plans to reinvest profits and does not envision the payment of cash dividends to stockholders. The Company does plan to pay stock dividends in client companies to EFHC shareholders. However, since inception no stock dividends in client companies have been paid to EFHC shareholders and no assurances can be provided that such dividends will be paid in the future.

START-UP  OF  BUSINESS  OPERATIONS

     The Company continues to interview prospective clients. EFHC anticipates losing money for several years. Without paid employees or paid office space, the Company's operating costs are minimal.

COMPETITION  AND  PRICING

     Many firms offer financial solutions to businesses. Many of these firms are larger and better financed than EFHC. EFHC must price its services competitively.

CURRENCY  AND  FOREIGN  EXCHANGE

     While the Company is incorporated in Belize and has its primary office in Mexico, the Company does business in United States dollars. This policy may exclude some potential clients from using EFHC's services. EFHC's U.S. Dollar policy appears to limit foreign exchange risk.

CONFLICT  OF  INTEREST

     EFHC has a policy of appointing a member to the Board of Directors of each of its client companies. At present, EFHC would select Mr. J. Mahan, Mr. J. Bishop, or Mr. W. Cate as their representative to the client's Board of
Directors. This policy has a potential to create a conflict of interest between EFHC and the client company's Board of Directors. The Company does maintain a policy on Conflict of Interest. This policy requires a fiduciary duty on the part of each and every director and officer of the Company. Should such a conflict develop, the appointed client board member would withdraw from the discussion and vote on the issue before the EFHC Board. In any potential


                            20-F      Page  6 of 18
conflict issue, it is the responsibility of the individual director to state that they see a conflict and withdraw from the discussion and voting on that topic. Further, the Board of Directors will also determine if a conflict of interest exists pursuant to the policy of the Company.

DEPENDENCE  ON  KEY  PERSONNEL

     The Company's success will depend in substantial part upon the continued services of J. Bishop, W. Cate and J. Mahan and the Company's ability to attract and retain executive personnel for its expanded operations. The loss of any of these individuals would have a material adverse effect on the Company. There can be no assurances that the Company will be successful in attracting and retaining qualified employees and the failure to do so could have a material adverse effect on the Company.


ITEM  2.  DESCRIPTION  OF  PROPERTY.

          There is no property, tangible or intangible recorded in the financial statements of the Company.


ITEM  3.  LEGAL  PROCEEDINGS.

     The Company has not experienced any legal proceedings, nor are any anticipated. The Company has not experienced bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger or consolidation of the Company, no acquisition or disposition of any material amount of assets other than in the ordinary course of business, and no material changes in the mode of conducting the business.

ITEM  4.  CONTROL  OF  REGISTRANT.

     Equity Finance International Corporation, a Belize Corporation, currently owns ninety-seven percent of the Company's currently outstanding Common Stock, which consists of 5,149,000 shares. Approximately 914 shareholders retain beneficial interest in the company as of December 31, 1999.

----------------------------------------  ---------  ------------
IDENTITY OF PERSON/GROUP                  PERCENT    AMOUNT OWNED
COMMON STOCK                              OF CLASS
----------------------------------------  ---------  ------------
Equity Finance International Corporation      96.7%     4,980,555
Officers & Directors as a group. . . . .        .2%         9,500
----------------------------------------  ---------  ------------


                            20-F      Page  7 of 18

ITEM  5.  NATURE  OF  TRADING  MARKET.

     On March 23, 1999, Equity Finance Holding Corporation received the effective letter from the US Securities and Exchange Commission registering 514,900 common shares. The CUSIP number for these certificates is P37473-10-8. The ISN is BZP374731081. The Company was listed on the NASD Over The Counter Bulletin Board exchange on June 14, 1999. The OTCBB is the trading market for the common shares of EFHC (OTCBB trading symbol is EFHLF:OTC.BB).

The Company commenced trading in July 1999 at one US cent. The following is the high and low sales prices, since July 1999, for the Company's Common Stock for each month of 1999.

-------------  ----------------  ---------------
Month of 1999  High US Dollars   Low US Dollars
-------------  ----------------  ---------------
July           $           2.50  $          0.01
-------------  ----------------  ---------------
August         $           4.00  $          1.25
-------------  ----------------  ---------------
September      $           4.00  $          0.45
-------------  ----------------  ---------------
October        $           4.00  $          0.40
-------------  ----------------  ---------------
November       $           3.00  $          1.00
-------------  ----------------  ---------------
December       $           5.00  $          3.00
-------------  ----------------  ---------------


ITEM  6.  EXCHANGE  CONTROLS  AND  OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations in Belize where the Company's principal executive office is located or Mexico, where another of the Company's offices is located, relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's stock. There are no limitations on the right of nonresident or foreign owners to hold or vote the common shares.

ITEM  7.  TAXATION.


     BELIZE  TAX  LAW

     Since the Company operates under Belize IBC laws, the Company's primary tax reporting country is Belize. These tax laws are summarized as follows. The Company is responsible for income tax under Belize law. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if its central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. All companies should file a Company's Income Tax Return, together with their financial statements within three (3) months of the end of the financial period, to the nearest Income Tax Department. If more time is required, a request in writing should be directed to the Commissioner of Income Tax before the due date. Otherwise a penalty for late filing is a levy of 3% of the tax for the financial period, for each month or part of the month in which the return is


                            20-F      Page  8 of 18
late to a total of twenty (20) months. The penalty for late payment of income tax is 1.5% per month on the unpaid amount from the due date to the date of payment. This applies to any deficiencies in installment as well as to any other amount. In the case of installments this charge is based on the tax calculated on the chargeable income for the previous financial period or the actual income tax for the financial period for which this return is filed, whichever is less. This charge also applies to any amount unpaid after the date for final payment. A company should pay its income tax by quarterly installments. Installments are due no later than the last day of the 3rd, 6th, 9th, and 12th month of the company's financial period. If a company wishes to employ foreign consultancy, technicians etc. who are not normally resident in Belize, their names should be registered at the Income Tax Department and the company should deduct 25% of total income paid to non-residents.

     Corporate income tax is charged on net profits, as adjusted for tax purposes. Net profits comprise the aggregate amount of net income derived from conducting business in Belize. Inventory valuation is not specifically addressed in income tax law and, in any event, is inapplicable to the Company. Methods that conform to generally accepted accounting principles may be used as long as they are consistently applied. Dividends are taxable in the hands of recipients, the cash amount of the dividends paid being grossed up by the amount of corporate income tax paid by the distributing company, although the latter is liable only for corporate income tax and does not actually account to the tax authorities for any withholding. Some dividends are not taxable on recipients, including those paid to exempt entities and those paid under specified tax incentives.


Foreign  Source  Income

     Foreign-source earned income is taxable only when it is remitted to Belize. Income derived from the United Kingdom qualifies for tax credit relief under a double tax treaty. Unilateral relief is available for income received from countries in the British Commonwealth and from the CARICOM countries.

     Belize's legislation does not specifically address exchange differences. Realized exchange gains are in practice taxed like other business income, and realized exchange losses are deducted like other business expenses.


                            20-F      Page  9 of 18

Taxation  Of  Nonresident  Entities

     Nonresident companies are liable for tax at the normal rate of 35% on income arising in Belize and all foreign income brought into Belize. Branches of foreign companies operating in Belize must register there. Foreign entities qualify for various tax and customs duty incentives when they satisfy the relevant rules.

Tax  Treatment  Of  Groups  &  Companies

     Exempt in the case of public investment companies, there are no rules in Belize under which consolidated returns can be submitted or losses transferred between companies in a group. Also, there are no special rules governing intercompany payments or transfers of assets within a group. Belize has no specific provisions dealing with thin capitalization or transfer-pricing issues. As far as public investment companies are concerned, a group consists of the public investment company itself and its subsidiaries (those in which it has a greater than 50% holding). Subsidiaries may or may not be public investment companies, and they may include nonresident as well as resident companies. The group may file one return as if it comprised a single company, and it effectively may transfer losses between group companies. The public investment company group pays tax as one entity on the combined net profit of the Belizean subsidiaries at the special rate of 25%.

License  Fees

     License Fees are payable by the 31st of December in the year following incorporation, and then annually. Companies with an authorized capital up to $5,000 pay the sum of $100.00 per year, which is fixed for a period of twenty years. Companies with a share capital between $5,001 and $50,000 pay $300.00 per year, and companies with share capitals in excess of $50,001 pay the sum of $1,000 per year. Companies whose authorized capitals have some or all of its shares with no par value pay the sum of $350.00 per year

Financial  Statement  Requirement

     While there is no requirement to file audited accounts with the authorities, a company is required to keep financial records which reflect the financial position of a company.


                            20-F      Page  10 of 18

ITEM  8.  SELECTED  FINANCIAL  DATA.

                                  IN US DOLLARS

SELECTED  FINANCIAL  DATA


                                 FOR THE PERIOD ENDED DECEMBER 31,
------------------------------------------------------------------
  OPERATIONS FOR THE PERIOD:               1999        1998
--------------------------------------------------------------

  Consulting fees                       $   1,429   $   4,922

  Loss from operations                  $(236,109)  $(341,578)

  Loss from operations per share
    of common stock
      Basic and diluted                 $    (.05)  $    (.07)

  Cash dividends declared per share of
    common stock                        $       -   $       -

           DECEMBER 31,
--------------------------------------------------------------
  BALANCE AT THE END OF THE PERIOD:. .       1999        1998
--------------------------------------------------------------

  Total Assets                          $     582   $   2,898

   Long-term obligations                $  69,805   $  27,069


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

      GENERAL

     Management's discussion and analysis should be read in conjunction with the Company's audited Financial Statements, including the notes thereto, at pages F-1 to F-10 herein.

     All statements contained herein that are not historical facts, such as statements regarding the Company's current business strategy and plans for future operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, those described in Management's Discussion and Analysis of Financial Condition and Results of Operations and include, among other things, (1) significant increases in competitive pressure in the management and financial consulting industry; (2) general global economic conditions; (3) changes in the regulatory environment; and (4) changes in the securities markets. Therefore, the information set forth


                            20-F      Page  11 of 18
in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

OVERVIEW

     The Company had a net loss of $236,109 for the year ended December 31, 1999 compared to a net loss of $341,578 for the period from inception (March 6, 1998) to December 31, 1998. The reduction in the current year loss of $105,469, or 30.9%, relates primarily to a reduction in professional fees and referral fees. These reductions were offset by an increase in salary expense which covered a full year in 1999.


FINANCIAL  POSITION

     The Company's financial position reflects nominal assets and negative working capital. At December 31, 1999 obligations in accounts payable included a $42,750 refund due to a former EFHC Advantage 2000 Program (the Program) participant who terminated its participation and $22,753 of trade payables. At December 31, 1998, in addition to the refund due to the former Program participant, accounts payable included $42,000 for contracted legal service and $6,043 of trade payables.

     In 1999, the Company exercised a note in favor of the service provider noted above for $42,000. This note offset the account payable. The note is due June 2004 and bears an interest rate of 5%. No payment of either principal or interest is due until maturity.

     The total shareholders deficit is $179,726 at December 31, 1999 compared to $159,964 at December 31, 1998. Losses from operations were offset by the value of services provided to the Company by its organizers without compensation. Basic and diluted loss per share was $0.05 and $0.07 for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998, respectively. The reduction in the loss per share is attributable to a larger number of outstanding shares brought about by the sale of 514,900 shares of common stock to A&A International Industries. The weighted average common shares outstanding during each period was 5,065,770 and 4,587,910, respectively.

     On April 1, 1998, the Company sold 3,000,000 warrants to Beowulf Investments (whose managing director is a director of the Company) for $2,000. These warrants expired September 30, 1999. On October 22, 1999, warrants for 3,000,000 shares of the Company's common stock were distributed to EFIC and the related party note payable to EFIC was reduced by $1,000. The warrants have an exercise price of $3.34 per share and expire October 22, 2002, with an option to be extended.


                            20-F      Page  12 of 18

RESULTS  OF  OPERATIONS

     To date the company has not been successful in meeting the milestones in the Program that would allow for revenue recognition. Accordingly, revenue includes other consulting fees related to services provided on an ad hoc basis to clients not enrolled in the Program.

     The Company incurred $2,171 in professional fees compared to $128,737 in professional fees in its initial operating period. Additionally, referral fees decreased as no clients were accepted in 1999 under arrangements requiring the payment of a referral fee to a third party. These expense reductions were offset by an increase in salary expense related to the fact that 1999 included twelve months and the initial operating period in 1998 included approximately 10 months.

LIQUIDITY,  CAPITAL  RESOURCES  AND  PLAN  FOR  OPERATIONS

     As noted in the financial statements for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998, the Company has incurred significant operating losses and has limited cash resources. Management continues to operate under a plan designed to generate cash for operations from the (1) acquisition of additional clients, (2) additional debt or equity financing and (3) exercise of the warrants.

     In 1999, the Company revised the fee collection methods related to the Advantage 2000 Program. Previously, the Company required a $45,000 fee deposit prior to enrolling in the Program. Management found the initial capital outlay presented a significant obstacle to obtaining Program participants. Under the revised fee collection method, total cash compensation for the Program is $250,000. After an initial payment of $15,000, the client remits payments of $10,000 to EFHC on the first of the month to a maximum cumulative total of $100,000. No further payments beyond the cumulative total of $100,000 are due until the first proceeds are received from public trading at which time $150,000 dollars is due and payable by the client to EFHC. The client is also required to sell 150,000 of its registered shares to EFHC for a nominal amount.

     Currently, two clients are enrolled in the EFHC Advantage 2000 Program and 12 prospective clients are reviewing the Company's product.

     While Management believes that the plan of operations in place is viable, the Company's ability to obtain additional clients or financing cannot be assumed or assured. Accordingly, substantial doubt about the Company's ability to continue as a going concern exists.


ITEM  10.  DIRECTORS  AND  OFFICERS  OF  REGISTRANT.

Name                     Position            Occupation
------------------  ------------------  --------------------------
Jack L. Mahan, Jr.  President/Chairman  Management Consultant
James A. Bishop     CFO/Secretary       Management Consultant
William Cate        Director            Management Consultant
Malcolm Granger     Director            Health Services Management
Ian N. Collins      Director            Management Consultant


                            20-F      Page  13 of 18

     The Company's Board of Directors consists of five (5) directors. Each director is elected by the shareholders of the Company and will serve until the next annual meeting or until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the board of directors. There are currently no arrangements or understandings between or among any of the above persons pursuant to which they were selected as director or executive officer.

     For the convenience of the US stockholders, the 1999 annual shareholders meeting was conducted December 19, 1999 in Pleasanton, California, USA. At this meeting, Mr. Cate was elected to the office of Chairman of the Board of Directors and Mr. Mahan to the office of Secretary of the Board. The election was to be effective January 1, 2000. The other directors were elected to continue in their present positions. The officers were directed to continue in place. The annual meeting of the Audit Committee and the Compensation Committee was held in London on December 4, 1999, results of which were reported at the annual shareholders meeting.

MANAGEMENT

     The principal managers of the Company have experience with business start-up, management financing, consulting, credit underwriting, and public corporation growth and development. J. Mahan is president and J. Bishop is CFO. They have managed the company from its inception.


ITEM  11.  COMPENSATION  OF  DIRECTORS  AND  OFFICERS.

As per the recommendation of the EFHC Board of Directors Compensation Committee meeting held on December 4, 1999 in London, the Company disclosed the information below to its shareholders through the proxy solicitation and at the annual shareholders meeting held in December 1999.

COMPENSATION  OF  DIRECTORS

      For the year ended December 31, 1999, there was no compensation paid by the Company to its directors as a group. In the year 2000, the directors may receive compensation in the amount of $100.00 per month and $500.00 for each board of directors meeting that they attend. This applies to directors who are not paid a salary by the Company. Board members will be reimbursed for all travel expenses for the general annual meeting.

COMPENSATION  OF  OFFICERS

     For the year ended December 31, 1999, there was no compensation paid by the Company to its officers. Officer compensation was recorded in additional paid-in-capital. The Company has developed a formal strategic policy regarding the compensation of its executives and officers. This policy is intended to ensure executives a total compensation package that is commensurate with their skill and experience. In addition to salary, each officer will receive a benefits package including medical, dental, vision, liability and life


                            20-F      Page  14 of 18
insurance. J. Mahan, Jr. and James A. Bishop, as President/Director and CFO/Director, respectively, will each receive an annual salary of $100,000. W. Cate, in his capacity as Treasurer, will receive an annual salary of $12,000.00. The eventual aggregate salary paid to the officers, excluding the management benefits package described above will be $212,000.

INDEMNIFICATION  FOR  SECURITIES  ACT  LIABILITIES

     The Company does have a policy of indemnification of its directors, officers, and employees as it pertains to day-to-day operations of the Company. That policy is included hereunder. There is no specific indemnification of the directors, officers or controlling persons relating to the liability arising under the Securities Act.

     The  following  are  sections  contained  in  the  Bylaws  of  the Company.

ARTICLE  IX

Section 1. Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may be made a party, or in which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

Section 2. The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

Section 3. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provision of this Article.


                            20-F      Page  15 of 18

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM  12.  OPTIONS  TO  PURCHASE  SECURITES  FROM  REGISTRANT  OR  SUBSIDIARIES.

     On  April  1,  1998,  The  Company  sold  3,000,000  warrants  to  Beowulf
Investments, Belize, Central America for US$2,000 ("Warrants"). The Warrants entitled Beowulf to purchase 3,000,000 shares of Common Stock. These securities have not been registered and are not being offered in the United States. The EFHC Board of Directors declared these warrants expired effective September 30, 1999.

     On October 22, 1999, EFHC entered into an agreement with Equity Finance International Corporation (EFIC), a Belize, C.A. IBC, for the purchase of three million (3,000,000) warrants for one thousand United States Dollars (US$1,000). Each warrant represents the right to purchase one share of EFHC common stock at U.S. three dollars and thirty-four cents per share (US$3.34/share). EFIC has the sole right to determine whether these shares are issued under Regulation S or Regulation D/506 of the U.S. Securities Laws. Should EFIC request Regulation D/506 shares, seller is obligated to pay the cost for the registration of such issued shares. EFIC agreed to make every effort to ensure that the shares so issued are not made available to United States resident public shareholders within one year of their issuance. The warrants expire October 22, 2002. If EFIC exercises all or a portion of the warrants, and this transaction is registered with the Securities and Exchange Commission, the later sale of the shares could adversely affect the EFHC share price. None of these warrants were exercised during the period of this report.


ITEM  13.  INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS.

     The Company has entered into no material transactions with any officer, director, security holder, or spouse of any of the foregoing, since inception. None of the foregoing persons is indebted to the Company. EFHC is increasingly indebted to its majority shareholder EFIC for start up and operating capital until revenues are sufficient to repay the debt. Mr. Cate and Beowulf purchase registered shares of EFHC stock from time to time.


                            20-F      Page  16 of 18

                                     PART II

ITEM  14.   (NOT  APPLICABLE).

                                    PART III

ITEM  15.        DEFAULTS  UPON  SENIOR  SECURITIES.
None

ITEM  16.        CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITY
               FOR  REGISTERED  SECURITIES  AND  USE  OF  PROCEEDS.

     The Company has a plan for paying dividends to EFHC shareholders in the form of stock of each of the client companies successfully served by EFHC. The
EFHC Board of Directors announced several dividends in December of 1999. The timing of the distribution of such dividends is dependent upon many factors including the time and uncertainty of completing the US Securities and Exchange Commission registration process and listing the client company's stock on the NASD OTCBB for trading.

                                     PART  IV
ITEM  17.     FINANCIAL  STATEMENTS.

EFHC  has  elected  to  provide  financial  statements  pursuant  to  Item  18.

ITEM  18      FINANCIAL  STATEMENTS.

The balance sheet of the Company as of December 31, 1999 and 1998, and the related statements of operations, shareholders' deficit and cash flows for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998 are presented in conformity with United States generally accepted accounting principles, together with the independent auditor's report, as indicated in the index at ITEM 19.

ITEM  19      FINANCIAL  STATEMENTS  AND  EXHIBITS.

     The following financial statements, together with the report of Perry Smith LLP, are filed as part of this annual report
                                        Page
Independent  Auditor's  Report                                               F-1

Balance  Sheet,  December  31,  1999  and  1998                              F-2

Statement  of  Operations  for  the  Year  Ended
     December  31,  1999  and  the  Period  from
     Inception  (March  6,  1998)  to  December  31,  1998                   F-3

Statement  of  Shareholders'  Deficit  for  the  Year
     Ended  December  31,  1999  and  the  Period  from
     Inception  (March  6,  1998)  to  December  31,  1998                   F-4

Statement  of  Cash  Flows  for  the  Year  Ended
     December  31,  1999  and  the  Period  from
     Inception  (March  6,  1998)  to  December  31,  1998                   F-5


                            20-F      Page  17 of 18

Notes  to  Financial  Statements                                   F-6  to  F-10




                                   SIGNATURES.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EQUITY FINANCE HOLDING CORPORATION
                                  (Registrant)

                             By: /s/  Jack L. Mahan, Jr.
                  ----------------------------------------------
                             Name: Jack L. Mahan, Jr.
                                   Title: President


                            20-F      Page  18 of 18

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



The  Board  of  Directors
Equity  Finance  Holding  Corporation

     We have audited the accompanying balance sheet of Equity Finance Holding Corporation (the "Company") as of December 31, 1999 and 1998, and the related statements of operations, shareholders' deficit and cash flows for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Finance Holding Corporation at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has not achieved profitable operations and current liabilities exceed current assets by $109,921. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                            /s/  Perry-Smith  LLP



Sacramento,  California
June  23,  2000

                       EQUITY FINANCE HOLDING CORPORATION

                         BALANCE SHEET (IN U.S. DOLLARS)

                           DECEMBER  31, 1999 AND 1998


                                                    1999        1998
                                                 ----------  ----------

                    ASSETS

Current assets:
   Cash                                          $      582  $    2,898
                                                 ==========  ==========

              LIABILITIES AND
           SHAREHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and other liabilities (Note 2)$   65,503   $  90,793
  Deferred revenue                                   45,000      45,000
                                                 ----------  ----------

      Total current liabilities                     110,503     135,793

Note payable (Note 3)                                43,450
Related party note payable (Note 4)                  26,355      27,069
                                                 ----------  ----------

      Total liabilities                             180,308     162,862
                                                 ----------  ----------

Commitments (Note 5)

Shareholders' deficit (Note 6):
  Common stock, par value $0.001; 100,000,000
     shares authorized, 5,149,000 shares and
     4,634,100 shares outstanding at December 31,
     1999 and 1998, respectively                      5,149       4,634
   Additional paid-in capital                       392,812     176,980
   Accumulated deficit                             (577,687)   (341,578)
                                                 ----------  ----------

      Total shareholders' deficit                  (179,726)   (159,964)
                                                 ----------  ----------

                                                 $      582  $    2,898
                                                 ==========  ==========

               The  accompanying  notes  are  an  integral
                 part  of  these  financial  statements.

                     EQUITY FINANCE HOLDING CORPORATION

                 STATEMENT OF OPERATIONS (IN U.S. DOLLARS)

                   FOR THE YEAR ENDED DECEMBER 31, 1999
     AND THE PERIOD FROM INCEPTION (MARCH 6, 1998) TO DECEMBER 31, 1998


                                          1999         1998
                                      ------------  -----------

Revenues:
  Consulting fees                     $     1,429  $     4,922
                                      ------------  -----------
Operating expenses:
  Salaries                                212,000      174,977
  Professional fees                         2,171      128,737
  Referral fees                             1,591       25,300
  Other                                    21,776       17,486
                                      ------------  -----------

      Total operating expenses            237,538      346,500
                                      ------------  -----------

      Loss before income taxes           (236,109)    (341,578)

Income taxes (Note 8)                           -            -
                                      ------------  -----------

      Net loss                        $  (236,109)  $ (341,578)
                                      ============  ===========

Basic and diluted loss per share      $     (0.05)  $    (0.07)
                                      ============  ===========

Weighted average outstanding shares     5,065,770    4,587,910
                                      ============  ===========


            The accompanying notes are an integral
              part of these financial statements.

                        EQUITY  FINANCE  HOLDING  CORPORATION

                STATEMENT  OF  SHAREHOLDERS'  DEFICIT  (IN  U.S.  DOLLARS)

                         FOR  THE  YEAR  ENDED  DECEMBER  31,  1999
          AND  THE  PERIOD  FROM  INCEPTION  (MARCH  6,  1998)  TO  DECEMBER  31,  1998


                                COMMON  STOCK
                           -------------------------
                                                         ADDITIONAL                    TOTAL
                                                          PAID-IN     ACCUMULATED   SHAREHOLDERS'
                             SHARES        AMOUNT         CAPITAL       DEFICIT       DEFICIT
                          ------------  -------------  --------------  ----------  --------------

Issuance of common
  stock for $1.00 per
  share                   $          3  $           3                              $           3

Issuance of common
  stock for $0.001
  per share (Note 6)         4,634,097  $       4,634                                      4,634

Issuance of stock
  purchase warrants
  (Note 6)                                                      2,000                      2,000

Services contributed by
  shareholders with-
  out compensation
  (Note 1)                                                    174,977                    174,977

Net loss                                                               $(341,578)       (341,578)
                          ------------  -------------  --------------  ----------  --------------

Balance, December 31,
  1998                       4,634,100          4,634         176,980    (341,578)      (159,964)

Issuance of common
  stock for $0.0065
  per share (Note 6)           514,900            515           2,832                      3,347

Issuance of stock
  purchase warrants
  (Note 6)                                                      1,000                      1,000

Services contributed by
  shareholders with-
  out compensation
  (Note 1)                                                    212,000                    212,000

Net loss                                                                  (236,109)     (236,109)
                          ------------  -------------  --------------  ----------  --------------

Balance, December 31,
  1999                       5,149,000  $       5,149  $      392,812  $ (577,687) $    (179,726)
                          ============  =============  ==============  ==========  ==============

      The  accompanying  notes  are  an  integral  part  of  these  financial  statements.

                  EQUITY FINANCE HOLDING CORPORATION

             STATEMENT  OF  CASH  FLOWS  (IN  U.S.  DOLLARS)

              FOR  THE  YEAR  ENDED  DECEMBER  31,  1999
AND  THE  PERIOD  FROM  INCEPTION  (MARCH  6,  1998)  TO  DECEMBER 31, 1998


                                                           1999        1998
                                                        ----------  ----------
Cash flows from operating activities:
  Net loss                                              $(236,109)  $(341,578)
    Adjustments to reconcile net loss
      to net cash used in operating activities:
        Increase in accounts payable and other
          liabilities                                      16,710      90,793
        Increase in accrued interest included in notes
          payable                                           3,433       1,203
        Increase in deferred revenue                       45,000
        Services contributed by shareholders              212,000     174,977
                                                        ----------  ----------

           Net cash used in operating activities           (3,966)    (29,605)
                                                        ----------  ----------

Cash flows from financing activities:
  Proceeds from related party note payable                  1,650      32,500
  Issuance of common stock                                      3
                                                        ----------  ----------

       Net cash provided by financing activities            1,650      32,503
                                                        ----------  ----------

       (Decrease) increase in cash                         (2,316)      2,898

Cash at beginning of period                                 2,898
                                                        ----------  ----------

Cash at end of period                                   $     582   $   2,898
                                                        ==========  ==========


Supplemental schedule of non-cash financing
  activities:
    Reduction of related party note payable
      through sale of warrants (Note 6)                 $   1,000   $   2,000
                                                        ==========  ==========
    Reduction of related party note payable through
      issuance of common stock (Note 6)                 $   3,347   $   4,634
                                                        ==========  ==========
    Conversion of account payable to an
      Unsecured  note payable (Note 3)                  $  42,000
                                                        ==========  ==========

The accompanying notes are an integral part of these financial statements.

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     Description  of  Business
     -------------------------

     Equity Finance Holding Corporation (the "Company") was incorporated on March 6, 1998 in Belize, Central America with offices in Punto Gordo, Belize and Plyas De Rosarito, B.C., Mexico. The Company is a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses with annual sales of $1,000,000 to $20,000,000. The Company will provide resources to a variety of business clients, allowing them to develop their capitalization to achieve corporate growth. Additionally, the Company will provide counsel and expertise to this market segment which will allow the closely-held client corporations to be held more broadly and develop equity through capital infusion.

     The Company will provide its management consulting services through a five year program of coordinated management decisions and acquisition of resources under the name "The Advantage 2000 Program". The Company markets and sells its services principally through representatives in California.

     The Company maintains its books and records in United States dollars using accounting principles generally accepted in the United States of America.

     Revenue  Recognition
     --------------------

     The Company recognizes revenue for Advantage 2000 Program (the "Program") services using the specific performance method with revenue recognition tied to the completion of identifiable milestones. Substantially all services to be provided by the Company in connection with the Program will have been completed prior to the recognition of revenue. Revenue for other consulting services provided to the Program will be recognized upon completion of the contracted task. Company clients are not required to purchase supplemental services from the Company and client entitlements related to refunds vary by contract, but generally allow for the return of unearned advances, less a 5% processing fee.

     Deferred  Revenue
     -----------------

     Deferred revenue consists of a retainer collected from a client in advance of reaching the contractual milestone for recognizing the revenue.

     Salaries
     --------

     The Company currently has no employees. Management and oversight functions have been provided, without charge, by shareholders. The Company has recorded salary expense in an amount that it believes would be commensurate with compensation that would be paid to employees. A corresponding charge has been recorded in additional paid-in-capital.

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     Income  Taxes
     -------------

     The Company's primary tax reporting country is Belize. Under Belize laws, foreign earned income is taxable only on remittances to Belize. Income from operations in the United States is taxable by the United States and applicable state governments.

     Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities.

     Earnings  (Loss)  Per  Share
     ----------------------------

     Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as warrants, result in the issuance of common stock which shares in the earnings of the Company.

     Warrants to purchase 3,000,000 shares of the Company's common stock were outstanding at December 31, 1999 and 1998 (see Note 6). These warrants were not considered in the calculation of earnings per share as the conversion of potential common stock is antidilutive when a net loss from operations occurs.

     Estimates
     ---------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   ACCOUNTS  PAYABLE

     At December 31, 1999 and 1998, accounts payable includes a $42,750 refund due to a former Advantage 2000 Program participant.

3.   NOTE  PAYABLE

     In June 1999, the Company negotiated the settlement of an outstanding account payable through the issuance of an unsecured note payable to the service provider totaling $42,000. The note bears interest at 5% and is due June 2004. No payment of either principal or interest is required prior to the maturity date. The service provider has the ability to exchange the note for 100,000 shares of the Company's stock owned by Equity Finance International Corporation (EFIC), the majority shareholder of the Company, at the sole discretion of EFIC. Accrued interest at December 31, 1999 totaled $1,450.

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

4.   RELATED  PARTY  NOTE  PAYABLE

     In March 1998, the Company borrowed $25,000 from EFIC which owns 96.7% of the Company's common stock. The unsecured note bears interest at 6% and is due March 2003. The note will be amended each time the Company borrows funds from EFIC and will be reduced for certain non-cash transactions with EFIC (see Note 6). During the year ended December 31, 1999, the note payable was increased for cash advances totaling $1,650. No payment of either principal or interest is required prior to the maturity date. Principal and accrued interest at December 31, 1999 and 1998 totaled $26,355 and $27,069, respectively.

5.   COMMITMENTS

     In April 1998, the Company entered into an agreement to provide a loan up to $500,000 to a client company for the purposes of sustaining their operations and financing their acquisition of a target company should the Company be unable to arrange equity funding of $10,400,000 for the client company prior to October 1998. Such financing has not been arranged; however, the Company was only obligated to provide this loan from the proceeds received from the exercise of outstanding warrants (see Note 6).

6.   SHAREHOLDERS'  DEFICIT

     The Company distributed 4,634,097 shares valued at $.001 per share to EFIC to partially repay principal and interest outstanding on the related party note payable discussed in Note 4. These shares will be subject to the Lockup/Pooling agreement between EFHC, EFIC and Beowulf outlined below. Management believes that the agreed-upon per share value was materially consistent with fair value.

     On April 1, 1998, Beowulf Investments (Beowulf), whose managing director is a director of the Company, purchased warrants for 3,000,000 shares of the Company's common stock for $2,000. The warrant exercise prices were as follows: 1,000,000 warrants at $1.95; 1,000,000 warrants at $3.25; and
     1,000,000 warrants at $5.20. The warrants expired on September 30, 1999.

     On October 22, 1999, warrants for 3,000,000 shares of the Company's common stock were distributed to EFIC and the related party note payable discussed in Note 4 was reduced by $1,000. The warrants have an exercise price of $3.34 per share and expire October 22, 2002, with an option to extend. Management believes the agreed-upon warrant purchase prices are materially consistent with the fair value of the warrants.

     The Company sold 514,900 shares of its common stock to A&A International Industries, Inc., a Canadian corporation publicly traded in the United States (A&A), for Canadian $.01 (approximately US $.0065). A&A distributed the shares to its shareholders as a dividend. Certain A&A shareholders entered into separate agreements and immediately sold 346,455 of the distributed EFHC shares at a price of Canadian $.02 (approximately US $.013) to EFIC, the sole shareholder of the Company prior to the A&A sale. Shares purchased by EFIC are subject to a Lockup/Pooling agreement between EFHC, EFIC and Beowulf which restricts the sale of the shares for a period of five years from the March 1, 1999 sale date. The Lockup/Pooling agreement can be amended by the parties.

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

7.   FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

     The carrying amounts of financial instruments including cash and accounts payable approximated fair value as of December 31, 1999 and 1998 because of the expected short maturity of these instruments.

     Based upon borrowing rates currently available for bank loans with similar terms and maturity, the carrying amount and fair value of notes payable at December 31, 1999 and 1998 are as follows:

                                1999                1998
                         ------------------  ------------------
                         Carrying    Fair    Carrying    Fair
                          Amount     Value    Amount     Value
                         ---------  -------  ---------  -------
     Note payable        $  43,450  $20,500
     Related party note
       payable             26,355   19,000  $  27,069  $15,500
                         ---------  -------  ---------  -------

                         $  69,805  $39,500  $  27,069  $15,500
                         =========  =======  =========  =======


8.   INCOME  TAXES

     As of December 31, 1999 and 1998, substantially all activities of the Company had been undertaken in the United States. Accordingly, the results of the activities represent a taxable event in the United States. The Company sustained net operating losses for book and tax purposes for the year ended December 31, 1999 and for the period from inception (March 6, 1998) to December 31, 1998. Because it is uncertain as to the ultimate realization of the future benefit associated with these losses, the Company has not recognized an income tax benefit.

     Deferred tax assets are comprised of the following:

                                               1999       1998
                                             ---------  ---------
     Organizational costs                    $  6,400   $  8,600
     Net operating loss carryforward           73,200     64,000
                                             ---------  ---------

                                               79,600     72,600

     Deferred tax asset valuation allowance   (79,600)   (72,600)
                                             ---------  ---------

        Net deferred tax asset               $      -   $      -
                                             =========  =========

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                    (Continued)

8.   INCOME  TAXES  (Continued)

     The benefit for income taxes for the year ended December 31, 1999 and the period from inception (March 6, 1998) to December 31, 1998 differ from amounts computed by applying the statutory United States Federal income tax rate to the operating loss before income tax benefits. The items comprising these differences consisted of the following:

                                            1999                1998
                                     -----------------  ------------------
                                      Amount    Rate %    Amount    Rate %
                                     ---------  ------  ----------  ------
     United States Federal income
        tax benefit, at statutory
        rate                         $(80,300)     34   $(116,100)     34
     California state franchise tax
        benefit, net of Federal tax
        effect                        (16,500)      7     (23,900)      7
     Contributed services              89,700     (34)     67,400     (20)
     Valuation allowance                7,100      (7)     72,600     (21)
                                     ---------  ------  ----------  ------

                                     $      -       -   $       -       -
                                     =========  ======  ==========  ======


9.   GOING  CONCERN

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the year ended December 31, 1999, the Company incurred a loss of $236,109. In addition, the Company's current liabilities exceed its current assets by $109,921 at December 31, 1999. These factors, among others, raise a substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, generally defined as a period not to exceed one year beyond the balance sheet date.

     The financial statements do not include any adjustments relating to the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has established a plan that it believes will generate sufficient cash flows, through operations and additional debt financing, to remove the threat to the continuation of the Company. However, there can be no assurances that the Company will be successful in generating sufficient cash flows from operations or obtaining additional debt financing.