Form 20-F/A
period 1999-12-31
EQUITY FINANCE HOLDING CORP
filed 2000-06-30
CIK 1064407

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

                        EQUITY  FINANCE  HOLDING  CORPORATION

                STATEMENT  OF  SHAREHOLDERS'  DEFICIT  (IN  U.S.  DOLLARS)

                         FOR  THE  YEAR  ENDED  DECEMBER  31,  1999
          AND  THE  PERIOD  FROM  INCEPTION  (MARCH  6,  1998)  TO  DECEMBER  31,  1998


                                COMMON  STOCK
                           -------------------------
                                                         ADDITIONAL                    TOTAL
                                                          PAID-IN     ACCUMULATED   SHAREHOLDERS'
                             SHARES        AMOUNT         CAPITAL       DEFICIT       DEFICIT
                          ------------  -------------  --------------  ----------  --------------

Issuance of common
  stock for $1.00 per
  share                              3                  $           3              $           3

Issuance of common
  stock for $0.001
  per share (Note 6)         4,634,097  $       4,634                                      4,634

Issuance of stock
  purchase warrants
  (Note 6)                                                      2,000                      2,000

Services contributed by
  shareholders with-
  out compensation
  (Note 1)                                                    174,977                    174,977

Net loss                                                               $(341,578)       (341,578)
                          ------------  -------------  --------------  ----------  --------------

Balance, December 31,
  1998                       4,634,100          4,634         176,980    (341,578)      (159,964)

Issuance of common
  stock for $0.0065
  per share (Note 6)           514,900            515           2,832                      3,347

Issuance of stock
  purchase warrants
  (Note 6)                                                      1,000                      1,000

Services contributed by
  shareholders with-
  out compensation
  (Note 1)                                                    212,000                    212,000

Net loss                                                                  (236,109)     (236,109)
                          ------------  -------------  --------------  ----------  --------------

Balance, December 31,
  1999                       5,149,000  $       5,149  $      392,812  $ (577,687) $    (179,726)
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