Form 20-F
period 2000-12-31
EQUITY FINANCE HOLDING CORP
filed 2001-04-26
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F

[   ]     REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF THE
SECURITIES  EXCHANGE  ACT  OF  1934
     OR

[ x ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  13 OR 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934,  for  the  fiscal  year  ended: December 31, 2000
     OR

[   ]     TRANSITION  REPORT  PURSUANT  TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE  ACT OF 1934, for the transition period from ___________ to __________.

COMMISSION  FILE  NO:     333-8958

                       EQUITY FINANCE HOLDING CORPORATION
              (Exact name of registrant as specific in its charter)

                             Belize, Central America
                 (Jurisdiction of incorporation or organization)

                                    SUITE 408
                            CALLE CLEOFAS RUIZ #853-B
                            ZONA CENTRO - C.P. 22710
                        PLAYAS DE ROSARITO, B.C., MEXICO

                    (Address of principal executive offices.)



Registrant's  area  code  and  telephone  number:     888-450-3342

Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:
Title  of  each  class:  None

Name  of  each  exchange  on  which  registered:  NASD  OTCBB,  United  States

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:
Title  of  each  class:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title  of  each  class:

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 5,149,000 Shares of Common Stock


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     [ X ]  YES     [   ]  NO


                             20-F     Page 1 of 40

Indicate by check mark which financial statement item the registrant has elected to follow:
                                       [ ]  ITEM  17     [ ]  ITEM  18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     [  ]  YES     [  ]  NO

     INDEX  BEGINS  ON  PAGE  3.
                                  INTRODUCTION

     Equity Finance Holding Corporation (the "Company") was incorporated under the laws of Belize, Central America on March 6, 1998. Its principal executive offices are located at Suite 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710, Playas De Rosarito, B.C., Mexico. Its telephone number in the United States is (888) 450-3342. Equity Finance Holding Corporation trades on the United States NASD OTCBB stock exchange with the trading symbol of EFHLF.

     As used herein, except as the context otherwise requires, the term "Company" refers to Equity Finance Holding Corporation, a corporation organized under the laws of Belize.

     The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

     The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

     In the future, the Company will continue to produce annual reports containing audited financial statements and an opinion thereon by the Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                           FORWARD LOOKING STATEMENTS

     The statements included in this annual report on Form 20-F ("Form 20-F") regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for 2001 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Form 20-F.


                              20-F     Page 2 of 40

     In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements.


     For further discussion of these factors, see "Item 3-Key Information-Selected Financial Information," "Item 4-Information on the Company", "Item 5-Operating and Financial Review ", and "Item 11-Quantitative and Qualitative Disclosures about Market Risk".

     You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this annual report on Form 20-F and are not intended to give any assurance as to future results.

                                      INDEX
                                     PART  I

Item  1.  Identity  of  Directors,  Senior  Management  and  Advisers._________4
Item  2.  Offer  Statistics  and  Expected  Timetable._________________________4
Item  3.  Key  Information.____________________________________________________4
Item  4.  Information  on  the  Company._______________________________________8
Item  5.  Operating  and  Financial  Review___________________________________12
Item  6.  Directors,  Senior  Management  and  Employees._____________________15
Item  7.  Major  Shareholders  and  Related  Party  Transactions._____________19
Item  8.  Financial  Information._____________________________________________22
Item  9.  The  Offering  and  Listing.________________________________________35
Item 10.  Additional  Information.____________________________________________35
Item 11.  Quantitative and Qualitative Disclosures about Market Risk._________38
Item 12.  Description  of  Securities  Other  than  Equity  Securities._______39

                                    PART II

Item 13.  Defaults,  Dividend  Arrearages  and  Delinquencies.________________39
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds._____________________________________________39
Item 15.  [Reserved]._________________________________________________________39
Item 16.  [Reserved]._________________________________________________________39

                                    PART III
Item 17.  Financial  Statements.______________________________________________39
Item 18.  Financial  Statements.______________________________________________39
Item 19.  Exhibits.___________________________________________________________39


                              20-F     Page 3 of 40

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

Not  applicable.

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  applicable.

ITEM  3.  KEY  INFORMATION

A.  SELECTED  FINANCIAL  INFORMATION

     The Company is a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses with annual sales of $2,000,000 to $20,000,000. The Company provides resources to a variety of business clients, assisting them in developing their capitalization to achieve corporate growth. Additionally, the Company provides counsel and expertise to this market segment, which will allow the closely-held client corporations to be held more broadly.

     The Company has operated only since 1998, therefore, only the period from then until 31 December 2000 is included in this annual report, not 5 years as required.

                                FOR THE PERIOD ENDED DECEMBER 31,
---------------------------  ----------  --------------  ----------
OPERATIONS FOR THE PERIOD:      2000          1999          1998
---------------------------  ----------  --------------  ----------
Consulting fees              $       -   $       1,429   $   4,922
Loss from operations         $(297,287)  $    (236,109)  $(341,578)
Loss from operations per
share of    common stock
diluted                      $   (0.06)  $       (0.05)  $   (0.07)
Cash dividends declared per
share of stock               $       -   $           -   $       -
                                      DECEMBER 31,
---------------------------  ----------  --------------  ----------
BALANCE AT THE END OF THE         2000            1999        1998
PERIOD:
---------------------------  ----------  --------------  ----------
Total Assets                 $  49,689   $         582   $   2,898
Long-term obligations        $ 102,345   $      69,805   $  27,069


     DIVIDENDS

     As of December 30, 2000, the Company has distributed to the shareholders of its common stock 514,920 common shares of International Technology Enterprises Ltd., a Belize International Business Corporation, and 514,920 common shares of QVP International Ltd., a Belize International Business Corporation, as non-cash dividends. No dividends, either cash or non-cash, were distributed or paid in previous years.


B.  CAPITALIZATION  AND  INDEBTEDNESS.
Not  Applicable


                              20-F     Page 4 of 40

C.  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS.
Not  Applicable


D.  RISK  FACTORS

     COMPETITION

     As described in more detail in the section titled "Information on the Company," below, the Company is primarily engaged in the management consulting business. There are competitors in the management consulting industry that provide similar products and services to those, which are provided by the Company. In many cases these competitors are larger companies with greater capital resources on which to draw. The Company's future success will depend to an extent upon its ability to remain competitive in the areas of service, quality, price, marketing, product development, service delivery, distribution and client processing. There can be no assurance that the Company will be able to compete successfully. Prices for the Company's services are typically determined by market conditions. To remain competitive, the Company reviews and adjusts its pricing structure from time to time in response to such industry-wide price changes. To the extent that the Company may be obligated to adjust its pricing policies to meet competition, the Company's financial performance may be adversely affected by its inability to reduce its costs in response to industry-wide price reductions or by its inability to increase its prices in response to increases in its costs and expenses.

     POSSIBILITY  OF  SETTING  ASIDE  LOCKUP/POOLING  AGREEMENT

     Beowulf Investments is a party to the Lockup/Pooling Agreement (the Agreement) along with the Company and certain companies beneficially owned by principal shareholders of the Company. The Agreement restricts the trading of unregistered shares of the Company. There cannot be unqualified assurance that this pooling agreement will not be broken. The parties to the agreement would not be obligated to consider the public shareholders in a decision to break the pooling agreement because the public shareholders are not a party to the Agreement. If the pooling agreement were broken, the insiders could sell some or all of their shares to the public. Should this occur, the sales could depress the share price. Such EFHC insider sales would be subject to SEC regulation as are the sales of all insider stock.

     LIMITED  SALES  REPRESENTATIVES

     The Company intends to market its services through a global network of business consultants. At present, it has six representatives, located in Berkeley California, Woodland, California, Phoenix, Arizona, Los Angles, California, Singapore, Singapore and Hong Kong, China. EFHC has no assurances that it can attract additional representatives or more clients.

     LIMITED  CUSTOMERS

     The Company currently only has three clients. The loss of any of these three clients could have a material adverse impact on the Company.

     INDEPENDENT ACCOUNTANT'S REPORT REFERRING TO GOING CONCERN UNCERTAINTIES

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has an accumulated deficit of $880,124, and, during the


                              20-F     Page 5 of 40
year ended December 31, 2000, the Company incurred a loss of $297,287. In addition, the Company's current liabilities exceed its current assets by $167,818 at December 31, 2000. These factors, among others, raise a substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, generally defined as a period not to exceed one year beyond the balance sheet date. The financial statements do not include any adjustments relating to the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has established a plan that it believes will generate sufficient cash flows, through operations and additional debt financing, to remove the threat to the continuation of the Company. However, there can be no assurances that the Company will be successful in generating sufficient cash flows from operations or obtaining additional debt financing.


     PENNY  STOCK  DISCLOSURE  RULES

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The Commission's regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions (such exceptions include an equity security listed on NASDAQ or issued by an issuer that has (1) net tangible assets of at least $2 million, if such issuer has been in continuous operation for three years, (2) net tangible assets of at least $5 million, if such issuer has been in continuous operation for less than three years, or (3) average annual revenues of at least $6 million, if such issuer has been in continuous operation for less than three years). No such exceptions are applicable to the Company. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

     In addition, unless and until the securities of the Company are listed for trading on NASDAQ or the Company has $2 million in net tangible assets, trading in the Company's securities will be subject to Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and nonexchange listed securities. Under the penny stock rules, broker-dealers who recommend such securities to persons other than institutional accredited investors (generally institutions with assets in excess of $5,000,000) must make a special written suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to sale and provide the purchaser with risk disclosure documents which identifies certain risks associated with investing in penny stock and which describe the market as well as the purchaser's legal remedies. Further, the broker-dealer must also obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be consummated. These requirements may have the effect of reducing the level of trading activity in the secondary market for securities that become subject to the penny stock rules. With the Company's securities becoming subject to the penny stock rules, investors may find it more difficult to sell such securities, which could have an adverse effect on the market price thereof.

     Because the Common Stock would be characterized as penny stock, the market liquidity for the Company's securities could be adversely affected. In such an event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities and the ability of stockholders to sell their securities in the secondary market.

     DEPENDENCE  ON  KEY  PERSONNEL


                              20-F     Page 6 of 40

     The Company's ability to compete is largely dependent on the personal efforts and abilities of its senior management, particularly James A. Bishop, Director and Chief Operating Officer, Jack L. Mahan, Jr., President and Secretary of the Board of Directors, and William Cate, Chairman of the Board of Directors. The Company believes that the loss of the services of any of these executives could have a material adverse effect on the Company. In addition, the Company believes that its success is dependent on its ability to attract and retain additional qualified employees, and the failure to recruit additional skilled personnel could have a materially adverse effect on the Company's financial condition and results of operations. The Company currently does not maintain key employee insurance on any of its employees.

     ABSENCE  OF  CASH  DIVIDENDS

     The Company anticipates that all of its earnings in the foreseeable future will be retained for the development and expansion of its business and, therefore, has no current plans to pay cash dividends. The Company's future dividend policy will depend on the Company's earnings, capital requirements, financial condition, bank facilities and other factors considered relevant by the Board of Directors. However, at present, the Company does not have any plans to pay cash dividends in the future.

     NO  WARRANTIES  REGARDING  PERFORMANCE

     At no time has the Company, or any of its officers, directors, agents or employees, or any other person, expressly or by implication, guaranteed or warranted the future successful operation of the Company.

     NO  WARRANTIES  REGARDING  BENEFITS  TO  INVESTORS

     The information and statements contained in this document are not intended to contain any representations or warranties with respect to the economic returns or benefits, which may accrue to investors in the future. No assurance can be given that existing tax, securities or other laws, which are discussed herein, will not be changed in the future or interpreted adversely. Prospective investors are not to construe the contents of this document, or any communications with the Company or any of its representatives, as constituting legal, tax or investment advice. Each investor should consult with his or her own counsel or advisors as to the advisability of an investment in the shares considering the legal, tax and other effects of such an investment. Each investor should consult with his or her own counsel, accountant and other advisors as to the legal, tax and related matters concerning a purchase by such investor of shares.

     CHANGES  IN  INCOME  TAX  LAWS

     Prospective investors should not rely on the prospect that tax effects provided by existing law will continue. There can be no assurance that individual countries nor the U.S. Congress or the U.S. Internal Revenue Service ("IRS") will not modify the tax consequences of owning Shares, or that changes or modifications in existing judicial decisions or in the current positions of the U.S. IRS or in applicable country, state or local tax laws will not substantially (and unfavorably) modify such tax treatment or the consequences which may arise therefrom.

     EFFECT  OF  BELIZE  LAWS

     Because the Company is incorporated in Belize, Central America, it is subject to potential changes in Belize law. The effects of any change in Belize laws on the Company are unknown at this time, but such effects may be adverse to the Company's shareholders' best interests. These potential changes include changes in tax law, corporate law, political instability, economic collapse, and currency fluctuations.


                              20-F     Page 7 of 40

ITEM  4.  INFORMATION  ON  THE  COMPANY

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     The Company was formed in Belize, Central America, under the Belize International Business Corporation Act, pursuant to Section 14(3), on March 6, 1998 as IBC #6826. The Company operates under the laws of Belize, Central
America. The registered office of the Company is at 1st Floor East Wing, 65 Front St., Punta Gorda, Belize, Central America. The International Corporate address is Suite 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710, Playas De Rosarito, B.C., Mexico. EFHC business operations are located outside the United States. EFHC's affiliate in the United States is located at 1296 E. Gibson Road, #149, Woodland, CA, 95776, USA. The U.S. telephone number is 888-450-3342.

B.  BUSINESS  OVERVIEW.

     Equity Finance Holding Corporation ("the Company") is a management-consulting corporation that assists clients in obtaining equity investments in their company. The U.S. SIC Code is 8742, Management Consulting Services. The Company's global target market is small to medium-size enterprises with gross sales between US$1,000,000 and US$20,000,000. EFHC commenced operations in March 1998. The Company shares office space in Punta Gorda, Belize with its resident agent. It also shares office space in Playas de Rosarito, B.C., Mexico with Equity Finance International Corporation. It is being provided office space without charge.

     The Company identifies foreign and United States companies that can carry out an expansion program designed to groom them for sale or merger with an industry giant. EFHC will assist the client in becoming a reporting company and listing with the NASD OTCBB for trading. Shares of the client company will be sold to public and private investors to arrange a funding of up to $10 million. EFHC will then work with the client company for the period. EFHC will assist with developing sound growth, shareholder value, and investor relations. Shares in the name of principals of the client company will be pooled and vaulted for five years. The pooling and vaulting agreement will be designed to protect new shareholders; however, this agreement may be modified at any time by unanimous vote of all parties to the pooling and vaulting agreement. Because the parties pooling and vaulting their shares may modify the pooling and vaulting agreement, shareholders not party to the agreement may suffer significant adverse effects, specifically a material decline in their share value. EFHC has represented this program to some potential clients under the name "Advantage 2000 Program." EFHC representatives and affiliates may use other names for the program.

     The Company intends to market its services through a global network of business representatives and affiliates. Representatives are freelance consultants who provide client referrals to EFHC on a commission basis. The representative refers clients to EFHC. The representative can: (1) simply refer clients to EFHC, or (2) refer the client, help the client provide underwriting documentation and assist with the client investor relations program after equity investments are obtained.

     An affiliate is a strategic partner to EFHC, usually located outside of the United States, who is generally in the business of assisting companies with venture financing. EFHC and the affiliate jointly venture to assist companies. EFHC pays referral fees to affiliates identifying client companies and affiliates participate in the fees for services provided on a shared basis. The fees for services will be mutually agreed upon. EFHC and the affiliate will agree on a fee, scope of work, tasks and roles in advance of commencing services for the client. Affiliates are being sought in various parts of the world including Australia, China, Cypress, England, Germany, India, Pakistan, Singapore, and the United States. EFHC is also seeking to develop affiliate relationships with Venture Capital companies throughout the world. EFHC has no assurances that it can attract affiliates, representatives or additional clients.


                              20-F     Page 8 of 40

     As of December 31, 2000, the Company has three clients: QVP International Ltd., International Technology Enterprises Ltd. and Global Recreation Inc. To date no companies have become reporting companies and no companies have received equity investments through the efforts of the Company.

     If EFHC is able to increase its capital resources, either through a debt or equity financing, the Company may seek to grow through the acquisition of Management Consulting Firms whose clients need EFHC's help. However, management can provide no assurances that such financing will be available to the Company or that suitable acquisition candidates will be identified.

     The Company plans to reinvest profits and does not envision the payment of cash dividends to stockholders. The Company does plan to pay non-cash dividends in client companies to EFHC shareholders. However, since inception, two non-cash dividends in client companies have been paid to EFHC shareholders and no assurances can be provided that such dividends will be paid in the future.

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

     CONFLICT  OF  INTEREST

EFHC has a policy of appointing a member to the Board of Directors of each of its client companies. At present, EFHC would select Mr. J. Mahan, Mr. J.
Bishop, or Mr. W. Cate as their representative to the client's Board of Directors. This policy has a potential to create a conflict of interest between EFHC and the client company's Board of Directors. The Company does maintain a policy on Conflict of Interest. This policy requires a fiduciary duty on the part of each director and officer of the Company. Should such a conflict develop, the appointed client board member would withdraw from the discussion and vote on the issue before the EFHC Board. In any potential conflict issue, it is the responsibility of the individual director to state that they see a conflict and withdraw from the discussion and voting on that topic. Further, the Board of Directors will also determine if a conflict of interest exists pursuant to the policy of the Company.

C.  ORGANIZATIONAL  STRUCTURE.

     The Company is not part of a group, nor does the Company own subsidiaries at this time. The body of accounting principles used in preparing the financial statements is primarily U.S. GAAP.

D.  PROPERTY,  PLANT  AND  EQUIPMENT.

     There is no property, tangible or intangible, recorded in the Financial Statements of the Company. All office space is shared and the Company does not pay any part of the rent for its use.


                              20-F     Page 9 of 40

ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW

A.   Operating  results.

     GENERAL

     All statements contained herein that are not historical facts, such as statements regarding the Company's current business strategy and plans for future operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, those described herein including, among other things: (1) significant increases in competitive pressure in the management and financial consulting industry; (2) general global economic conditions; (3) changes in the regulatory environment; and (4) changes in the securities markets. Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

     FINANCIAL  RESULTS

     The Company had a net loss of $297,287 for the year ended December 31, 2000 compared to a net loss of $236,109 for the year ended December 31, 1999 and a net loss of $341,578 for the period from inception (March 6, 1998) to December 31, 1998. The increase in the current year loss of $61,178, or 25.9%, relates primarily to an increase in professional fees and foreign license fees. The reduction in the 1999 loss compared to 1998 of $105,469, or 30.9%, relates primarily to a reduction in professional fees and referral fees. These reductions in 1999 were offset by an increase in salary expense, which covered a full year in 1999.

     To date the Company has not been successful in meeting the milestones that would allow for revenue recognition. Accordingly, revenue includes other consulting fees related to services provided on an ad hoc basis to clients not enrolled in the Advantage 2000 Program.

     The Company incurred $50,283, $2,171 and $128,737 in professional fees during the years ended December 31, 2000 and 1999 and for the period from inception (March 6, 1998) to December 31, 1998, respectively. Changes in the level of professional fees relate to the timing of external reporting requirements and to changes in the level of Company operations. In addition, 1998 fees reflect costs associated with starting the business and SEC registration. Referral fees were zero in 2000 and decreased in 1999 compared to 1998 as no clients were accepted in 2000 or 1999 under arrangements requiring the payment of a referral fee to a third party. These expense reductions in 1999 were offset by an increase in salary expense related to the fact that 2000 and 1999 included twelve months and the initial operating period in 1998 included approximately 10 months.

     The Company's financial position reflects nominal assets and negative working capital. At December 31, 2000 and 1999, obligations in accounts payable included a $42,750 refund due to a former EFHC recipient of services terminating receipt of services from EFHC and thereby increasing the amount of trade payables by $34,757 and $22,753, respectively. The increase in 2000 trade payables is also due to the increase in operating expenses during 2000 compared to 1999. Deferred revenue increased by $95,000 as of December 31, 2000 compared to December 31, 1999. This increase relates to retainer amounts received from a client during 2000. The $45,000 in work in process as of December 31, 2000 relates to a commission paid in connection with obtaining the retainer.


                             20-F     Page 10 of 40

     The total shareholders' deficit is $270,163 at December 31, 2000 compared to $179,726 at December 31, 1999. The shareholders' deficit has been reduced by the value of services provided to the Company by its principals without compensation. Such amounts are reflected in additional paid-in capital. Basic and diluted loss per share was $0.06, $0.05 and $0.07 for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998, respectively. The reduction in the loss per share in 1999 compared to 1998 is attributable primarily to lower professional fees and larger number of outstanding shares brought about by the sale of 514,900 shares of common stock to A&A International Industries. The weighted average common shares outstanding during each period was 5,149,000, 5,065,770 and 4,587,910, respectively.


     INFORMATION  REGARDING  SIGNIFICANT  FINANCIAL  FACTORS

     Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business during the periods discussed herein. Most of the Company's business is transacted in United States dollars. Although transactions could occur utilizing other world currencies, the Company anticipates these transactions to be translated directly into values equivalent to United States dollars.

     FUTURE  CASH  FLOWS

     The terminating client referenced previously has requested the return of unearned advances totaling $42,750. Accordingly, unearned advances equal to this amount have been reclassified and reflected in accounts payable in the financial statements for the years ended December 31, 2000 and 1999. The repayment of unearned advances will have a negative impact on future cash flows. Due to the limited operations reflected in the financial statements (from inception to December 31, 2000), the cash flows for these periods might not be indicative of cash flows in future period. The repayment of unearned advances related to the client termination, other client termination and/or other events might negatively impact the Company's cash flows in future periods. Management has considered the required cash outflows and loss of future revenues related to the terminated client in assessing the Company's ability to sustain operations, as outlined below.

B.   LIQUIDITY  AND  CAPITAL  RESOURCES.

     As noted in the financial statements for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998, the Company has incurred significant operating losses and has limited cash resources. Management continues to operate under a plan designed to generate cash for operations from the (1) acquisition of additional clients, and (2) additional debt or equity financing and (3) exercise of the warrants.

     In years 2000 and 1999, the Company revised the fee collection methods related to the Advantage 2000 Program. Previously, the Company required a $45,000 fee deposit prior to providing services to the client. Management found the initial capital outlay presented a significant obstacle to obtaining Program participants. Under the revised fee collection method operational during 2000, total cash compensation for the Program was $250,000. After an initial payment of $15,000, the client remits payments of $10,000 to EFHC on the first of each month to a maximum cumulative total of $100,000. No further payments beyond the cumulative total of $100,000 are due until the company trades its stock on the NASD OTCBB. At that time, $150,000 dollars is due and payable by the client to EFHC.


                             20-F     Page 11 of 40

     Currently, four (4) clients are enrolled in the EFHC Advantage 2000 Program and nine (9) prospective clients are reviewing the Company's product.

     While Management believes that the plan of operations in place is viable, the Company's ability to obtain additional clients or financing cannot be assumed or assured. Accordingly, substantial doubt about the Company's ability to continue as a going concern exists.


C.   RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.
Not  Applicable

D.   TREND  INFORMATION.

     The most significant recent trend for the Company is the refocusing on marketing to both United States and international clients by breaking EFHC consulting services into individually priced items as opposed to selling only the Advantage 2000 program. As a result, more services may be marketed and additional revenue could be anticipated. Other significant recent trends in production involve acquisition of additional legal professional services for assistance with client Securities and Exchange Commission filings, focus of sales through expansion of the representative and affiliate networks, and the attraction of more clients in year 2001. Service delivery costs have increased as a function of additional professional services, but management is working to keep increases to a minimum.

     Other than those discussed herein, the Company, for at least the current financial year, is unaware of any further trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

     PLAN  FOR  OPERATIONS

     As noted, EFHC has incurred significant operating losses and has limited cash resources. Management is operating under a plan of action that considers generating cash for operations through (1) acquisition of additional clients,
(2) additional debt or equity financing or (3) exercise of currently outstanding warrants. The Company's ability to obtain additional debt or equity financing and the exercise of currently outstanding options cannot be assumed or assured. Accordingly, management's plans focus primarily on continuing operations using proceeds generated from the acquisition of new client companies and from the provision of consulting services.

     The Company continues to market itself to potential client companies, both directly and through its sales representative and affiliate networks. The Company is currently reviewing the qualifications of twelve companies (pipeline companies). Management will only provide services to qualified companies. A qualified company is one that management believes will be successful in obtaining equity capital. Accordingly, management estimates that only six to eight of the pipeline companies will ultimately prove to be qualified companies. Management is unable to provide an estimate of the number of qualified companies, if any that will ultimately become client companies.


                             20-F     Page 12 of 40

     EFHC has never received a referral from a venture capital company nor have any venture capital companies agreed to refer clients to EFHC. Only three (3) EFHC sales representatives have referred potential clients to EFHC.

     Management  estimates  that  receipt  of  initial  deposits  from  two  (2)
additional client companies in 2001 will provide sufficient cash flows to service client companies and sustain operations for a reasonable period. While management believes it will be able to achieve these sales, no assurances can be provided that this will occur.

     Present results of operations lead to the conclusion that the Company may not be financially feasible in the long term. Moreover, (1) it appears that the Company will be dependent upon EFIC exercising its warrants for the substantial portion of proceeds necessary to implement the Company's business plan; and (2) the exercise of those warrants is not assured. However, management believes that the Company's operations can continue without the immediate exercise of such warrants and that the plan currently in place is viable and has a reasonable capability of allowing the Company to sustain operations and meet its financial objectives. The plan includes increasing revenues and closely monitoring costs.

     The plan to increase revenues includes expanding the search for clients by developing relationships for client referrals from more business consultants, venture capital companies and equity search networks throughout the United States and abroad. Venture capital company selection standards exclude many companies EFHC could assist. There are an estimated 1,500 venture capital firms in the United States. The average venture capital company receives equity capital requests from 1,400 companies each year. Of the 1,400 companies, 100 are chosen to review. Of the 100, 10 companies are selected for serious consideration and 1 company is provided equity capital by that venture capital company.



     PLAN  FOR  LIQUIDITY  AND  CAPITAL  RESOURCES

     The principal sources of cash to operate the company are anticipated to be generated from the company's operations. The Company believes that based upon current levels of operations and anticipated growth, it will be able to satisfy its ongoing cash requirements through the end of fiscal 2001 primarily with cash flow from operations.

     Bank loans or borrowing may be necessary to supplement cash flow generated from operations. Borrowings to date have been from the parent company. No assurances can be provided that necessary loans will be available to the Company, and if such loans are available, no assurances can be provided as to what the costs would be for these funds.



ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.   DIRECTORS  AND  SENIOR  MANAGEMENT.


                             20-F     Page 13 of 40

     The Company's Board of Directors consists of five (5) directors. Each director is elected by the shareholders of the Company and will serve until the next annual meeting or until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the board of directors. There are currently no arrangements or understandings between or among any of the above persons pursuant to which they were selected as director or executive officer. The Membership of the Board of Directors for 1 January to 31 December 2000 was as follows:


Name                   Position             Country        Off-Board  Activity
--------------------------------------------------------------------------------
Jack L. Mahan, Jr.     President/Chairman     US          Management Consultant
James  A.  Bishop      CFO/Secretary          US          Management Consultant
William  Cate          Director             BZ/US         Management Consultant
Malcolm  Granger       Director               UK          Health  Consultant
Ian  N.  Collins       Director               UK          Management Consultant


     The principal managers of the Company have experience with business start-up, management financing, consulting, credit underwriting, and public corporation growth and development. J. Mahan is president, with three years experience in the Company, and J. Bishop is CFO, with three years experience in the Company. They have managed the Company from its inception. None of the managers or the board members has any familial relationship. There are no arrangements of understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  COMPENSATION.

     As per the recommendation of the EFHC Board of Directors Compensation Committee meeting held in December 2000 in London, United Kingdom, the Company disclosed the information below to its shareholders through the proxy solicitation and at the annual shareholders meeting held in December 2000.

     COMPENSATION  OF  DIRECTORS

     For the year ended December 31, 2000 and the two (2) preceding years of the Company's existence, there was no compensation paid by the Company to its directors as a group. In the year 2001, the directors may receive compensation in the amount of $100.00 per month and $500.00 for each board of directors meeting that they attend. This applies to directors who are not paid a salary by the Company. Board members will be reimbursed for all travel expenses for the general annual meeting. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.


     COMPENSATION  OF  OFFICERS

     For the year ended December 31, 2000 and the two (2) preceding years of the Company's existence, there was no compensation paid by the Company to its officers. The estimated value of services contributed by the Company's Officers has been recorded in additional paid in capital. The Company has developed a formal strategic policy regarding the compensation of its executives and officers that will be implemented when profitable operating results are achieved and appear sustainable. This policy is intended to ensure executives a total compensation package that is commensurate with their skill and experience. In addition to salary, each officer will receive a benefits package including medical, dental, vision, liability and life insurance. J. Mahan, Jr. and J. A. Bishop, as President/Director and CFO/Director, respectively, will each receive an annual salary of $100,000. W. Cate, in his capacity as Treasurer, will receive an annual salary of $12,000.00. The eventual aggregate salary paid to the officers, excluding the management benefits package described above, will be $212,000. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Company.


                             20-F     Page 14 of 40

C.  BOARD  PRACTICES.

          The experience and committee assignments of the Company Board of Directors are described below. The Company has been in existence for approximately 3 years.


Years Experience and Committee Position:
----------------------------------------
Name                   Position              Years         Committee
-----------------------------------------------------------------------------
Jack L. Mahan, Jr.     President/Secretary     3          Executive
James  A.  Bishop      CFO/Director            3          Executive
William  Cate          Chairman                3          Executive
Malcolm  Granger       Director                3          Audit/Compensation
Ian  N.  Collins       Director                3          Audit/Compensation

     The Board of Directors meets on a quarterly basis, or more often at the discretion of the Chairman. An executive committee of three directors is authorized to meet at its discretion. A quorum is necessary for voting. Each
Board Member is provided one vote. Votes may be cast in person, by teleconference/videoconference, fax, or email. Year 2000 Board Meetings were held in Belize, United States and United Kingdom. The Board Audit and Compensation Committees met in December of 2000, in the United Kingdom, prior to the Annual Shareholder Meeting. The Annual Shareholders meeting is generally scheduled for December of each year.

     Article 4.5 of the Memorandum of Association provides that the remuneration of the directors shall from time to time be determined by the Company by
                                                                  -----------
ordinary resolution. Article 4.11 of the Memorandum of Association provides that directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of the Company for any third party. Such borrowing powers can only be altered through an amendment to the Memorandum of Association. Directors of the Company are not required to own shares of the Company in order to serve as directors.


     For the convenience of the US stockholders, the 2000 annual shareholders meeting was conducted December 17, 2000 in Pleasanton, California, USA. At this meeting, Mr. Cate was elected to the office of Chairman of the Board of Directors and Mr. Mahan to the office of Secretary of the Board. Additionally Mr. King Kwok Yu, of Hong Kong, China, was elected to the Board to replace the retiring Malcolm Granger. Mr. Yu was appointed to the audit committee and the compensation committee. The election was to be effective January 1, 2001. The other directors were elected to continue in their present positions. The officers were directed to continue in place. The annual meeting of the Audit Committee and the Compensation Committee was held in London on December 4, 2000, results of which were reported at the annual shareholders meeting.

     As a new Board Member, Mr. King Kwok Yu's background is as follows: KING KWOK YU received a Bachelor of Arts in Economics from York University (Canada) in 1976, a Master of Arts in Economics from University of California, Santa Barbara in 1977 and a Masters in Business Administration in Accounting from Golden Gate University in San Francisco, California in 1979. Mr. Yu registered as a Certified Public Accountant with the Board of Accountancy of the State of California in 1982 and now holds an inactive Certified Public Accountant status. In 1984, Mr. Yu became an Associate Member of the Hong Kong Society of Accountants. From 1979 to 1984, Mr. Yu was Staff Auditor/Audit Supervisor to Oppenheim, Appel, Dixon & Co. (which included the practice of Robinson, Sain,


                             20-F     Page 15 of 40

Snyder & Reiss) in San Francisco and Los Angeles, California. From 1984 to 1987, Mr. Yu was Audit Supervisor/Assistant Audit Manager to the Hong Kong offices of Ernst & Whitney and Spicer & Oppenheim. From 1987 to 1988, Mr. Yu served as Group Financial Controller to Glynhill International Limited in Hong Kong. From 1988 to 1990, Mr. Yu was Group Chief Accountant to Polly Peck International (Hong Kong) Limited. In 1991, Mr. Yu was Director to PHINA Corporate Finance Services (Asia) Limited in Hong Kong. From 1992 to 1994, Mr. Yu was Group Finance Director to Cathay International Group based in Hong Kong. From 1992 to 1994, Mr. Yu also provided professional advisory services to Cathay International Group through D.M. Forant Inc., a company incorporated in the State of Delaware and to which Mr. Yu was the sole stockholder, director and officer. D.M. Forant Inc. did not render professional advisory services to any other entities, and has not carried out any activities since 1995. From 1994 to 1997, Mr. Yu served as Director and Chief Financial Officer to Pharmaceutical China Inc., British Virgin Islands, Faulding China Limited, Hong Kong, and Foshan Faulding Pharmaceutical Co. Ltd., P.R.C. From 1997 to 1998, Mr. Yu served as Executive Director to Richard King & Company Limited, of which he had been a Director since 1991. From February 1999 to April 1999, Mr. Yu has served as a Consultant and Associate Director to Hantec Asia Alliance Capital (China) Limited. In May 1999, Mr. Yu formed Paddington Inc. with two business associates. Paddington Inc. was a Blank Check Company with common stock registered under the Securities Act or the Exchange Act. As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act. From May 1999 to September 2000, Mr. Yu served as a Director to Paddington Inc. Mr. Yu resigned as a Director to Paddington Inc. in September 2000 after Paddington Inc. effected a merger with Supply Chain Services, Limited in August 2000. From May 2000 to present, Mr. Yu is an Officer of Paddington Inc. Mr. Yu also serves as a Director to several other Hong Kong and US companies, all of which have not carried out any business activities in the last five years, and all of which remain inactive as of the date of filing of this annual report.


D.  EMPLOYEES.

     The Company has no employees. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Company.


E.  SHARE  OWNERSHIP.

     Members  of  the  Board  own  the  following  EFHC  shares*:

DATE           WHO        SHARES   STOCK       TRANSACTION
16-Aug-00  JAMES BISHOP      Less  EFHLF (0RD)
                          than 1%
29-Dec-00  CATE, WILLIAM  * 2,000  EFHLF (ORD)  Purchased at $1.50/Share.
           Director                             Cost of $3,000.
26-Dec-00  CATE, WILLIAM  * 1,000  EFHLF (ORD)  Purchased at $1.75/Share.
           Director                             Cost of $1,750.
23-Oct-00  CATE, WILLIAM  * 3,500  EFHLF (ORD)  Purchased at $0.75/Share.
           Director                             Cost of $2,625.
*Insider & restricted shareholder transactions reported over the last year (http://finance.yahoo.com/q?s=EFHLF.OB&d=t). EFHLF is the NASD OTCBB trading
     -------------------------------------
symbol  for  EFHC  shares.


                             20-F     Page 16 of 40

     Mr.  Cate's  shares,  as  reflected  in  insider  trading  filings with the
Securities and Exchange Commission on EDGAR and on the Internet at http://finance.yahoo.com/q?s=EFHLF.OB&d=t, are owned in the name of Beowulf
-----------------------------------------
Investments. There are no stock options, retirement plans, nor agreements for employees; or share compensation upon separation from the Company.


ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.  MAJOR  SHAREHOLDERS.

     The following is provided regarding the Company's major shareholders; that is, the beneficial owners of 5% or more of the Company's common share voting securities. Provided are the names of the major shareholders, and the number of shares and the percentage of outstanding shares of the common shares owned by each of them as of December 2000.

EFHC REGISTRANT NAME                                     COMMON    PERCENTAGE
                                                         SHARES
Equity Finance International Corporation, Belize, C.A.  1,588,416       30.84%
Equity Finance Information Systems, Belize, C.A.        1,163,525       22.59%
Augen Opticien GMBH of Honk Kong Ltd., Belize, C.A.     1,133,525       22.01%
International Money School, Belize, C.A.                1,133,525      22.014%

     The  Company's  major  shareholders  do  not  have different voting rights.


B.  RELATED  PARTY  TRANSACTIONS.

     The Company has four shareholders that own more than 5% of the total shares outstanding. These shareholders are resident in Belize. Their stock has not been registered with the United States Securities and Exchange Commission and, therefore, cannot be sold in the United States. Any sale of such shares outside the United States would not be afforded any protection under American Securities Laws, since the unregistered shares are not subject to the United States Securities and Exchange regulation.

     William Cate, director, has filed disclosures of interest with the Securities and Exchange Commission. These are exhibited on the EDGAR Internet service and http://finance.yahoo.com/q?s=EFHLF.OB&d=t. The filings are as
              -----------------------------------------
follows:

29-Dec-00  CATE, WILLIAM  * 2,000  EFHLF (ORD)  Purchased at
           Director                             $1.50/Share.
                                                Cost of $3,000.
26-Dec-00  CATE, WILLIAM  * 1,000  EFHLF (ORD)  Purchased at
           Director                             $1.75/Share.
                                                Cost of $1,750.
23-Oct-00  CATE, WILLIAM  * 3,500  EFHLF (ORD)  Purchased at
           Director                             $0.75/Share.
                                                Cost of $2,625.

     Mr. James A. Bishop, Director and Officer, has disclosed the purchase of the Company shares as of 16 August 2000 totaling less than 1% of the Company shares. His son, Christopher Bishop, is also the beneficial holder of less than 1% of the Company shares.


                             20-F     Page 17 of 40

     Certain Directors of the Company are the principal owners of EFIC, QVPI and ITEL. QVPI and ITEL are non-operating companies with nominal assets. These companies were formed by EFHC on behalf of Program clients. At December 31, 2000, these Directors are the beneficial owners of approximately 97.50% of the Company's shares and approximately 10% of the shares of QVPI and ITEL.

     During 1998, the Company distributed 4,634,097 shares valued at US$.001 per share to EFIC to partially repay principal and interest outstanding on a related party note payable. Equity Finance International Corporation has provided capital to the Company and in return has received an unsecured note, plus accrued interest, totaling $51,224 at 31 December 2000. A note has been provided to International Technology Enterprises Ltd., a Belize, Central America, International Business Corporation, in the amount of US$2,575, for purchase of 514,920 shares of common stock.

     On April 1, 1998, Beowulf Investments (Beowulf), whose managing director is a director of the Company, purchased 3,000,000 warrants from the Company for $2,000. The warrant exercise prices were as follows: 1,000,000 warrants at US$1.95, 1,000,000 at US$3.25 per share and 1,000,000 warrants at US$5.20 per share. The unchanged documenting agreement, the Warrant Funding Agreement, has been reported previously in a registration statement on Form F-1 Amendment 6, effective 23 March 1999 under the Securities Act, of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, Central America, 6 March 1998, and is hereby incorporated by specific reference in this annual report to the previous registration statement which was determined effective by the U.S. Securities and Exchange Commission on March 23, 1999. The warrants expired on September 30,1999.

     On April 1, 1998, the Company, EFIC, and Beowulf Investments entered into a Stock Pooling Agreement. The unchanged documenting agreement, the Stock Pooling Agreement, has been reported previously in a registration statement on Form F-1 Amendment 6, filed under the Securities Act of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, Central America, 6 March 1998, and is hereby incorporated by specific reference in this annual report to the previous registration statement which was determined effective by the U.S. Securities and Exchange Commission on March 23, 1999. The warrants expired on September 30 1999. Shares purchased by EFIC are subject to a Lockup/Pooling agreement between EFHC, EFIC and Beowulf Investments which restricts the sale of the shares for a period of five years from the March 1, 1999 sale date. The parties can amend the Lockup/Pooling agreement.

     During April 1998, the Company entered into an agreement to provide a loan up to $500,000 to a client, QVP Family Products, Inc., a private United States company for the purposes of sustaining their operations and financing their acquisition of a target company should the Company be unable to arrange equity funding of up to $10,400,000 for the client company prior to October 1998. Such financing has not been arranged; however, the Company was only obligated to provide this loan from the proceeds received from the exercise of outstanding warrants.

     On October 22, 1998, the Company distributed 4,634,097 shares valued at US$.001 per share to EFIC to partially repay principal and interest outstanding on the related party note payable discussed above. These shares will be subject to the Lockup/Pooling agreement between EFHC, EFIC and Beowulf Investments outlined below. Management believes that the agreed upon per share value was materially consistent with fair value.

     During 1998, the Company sold 514,900 shares of its common stock to A&A International Industries, Inc. a Canadian corporation publicly traded in the United States (A&A), for Canadian $.01 (approximately US$00.65). A&A distributed the shares to its shareholders as a non-cash dividend. Certain A&A shareholders entered into separate agreements and immediately sold 346,455 of the distributed EFHC shares at a price of Canadian $.02 (approximately US$.013) to EFIC, the sole shareholder of the Company prior to the A&A sale. Shares purchased by EFIC are subject to a Lockup/Pooling agreement between EFHC, EFIC and Beowulf Investments which restricts the sale of the shares for a period of five years from the March 1, 1999 sale date. The parties can amend the Lockup/Pooling agreement.


                             20-F     Page 18 of 40

     On October 22, 1999, warrants for 3,000,000 shares of the Company's common stock were distributed to EFIC. The related party note to EFIC (discussed above) was reduced by US$1,000. The warrants have an exercise price of US$3.34 per share and expire on October 22, 2002, with an option to extend. Management believes the agreed-upon warrant purchase price is materially consistent with the fair value of the warrants.

     On December 28, 2000, the Company purchased 514,920 shares, representing 10% of the outstanding shares, of stock of QVP International Ltd. (QVPI), a related party, for US$0.005 per share. The stock was purchased with the issuance of a $2,574.60 note payable to QVPI. The Company distributed one share of QVPI stock for every 10 shares of EFHC stock held to EFHC shareholders as a non-cash dividend declared December 28, 2000 to shareholders of record December 29, 2000. Management believes the agreed-upon purchase price is materially consistent with the fair value of the shares purchased.

     On December 28, 2000, the Company purchased 514,920 shares, representing 10% of the outstanding shares, of stock from International Technology Enterprises Ltd. (ITEL), a related party, for US$0.005 per share. The stock was purchased with the issuance of a $2,574.60 note payable to ITEL. The Company distributed one share of ITEL stock for every 10 shares of EFHC stock held to EFHC shareholders as a non-cash dividend declared December 28, 2000 to shareholders of record December 29, 2000. Management believes the agreed-upon purchase price is materially consistent with the fair value of the shares purchased.

C.  INTERESTS  OF  EXPERTS  AND  COUNSEL.
Not  applicable.


                             20-F     Page 19 of 40

ITEM  8.  FINANCIAL  INFORMATION.

A.  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION.

     Relevant  audited  financial  information  appears  below.


                       EQUITY FINANCE HOLDING CORPORATION


                              FINANCIAL STATEMENTS


                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                          AND THE PERIOD FROM INCEPTION

                      (MARCH 6, 1998) TO DECEMBER 31, 1998

                                       AND

                          INDEPENDENT AUDITOR'S REPORT


                             20-F     Page 20 of 40

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



The  Board  of  Directors
Equity  Finance  Holding  Corporation

     We have audited the accompanying balance sheet of Equity Finance Holding Corporation (the "Company") as of December 31, 2000 and 1999, and the related statements of operations, shareholders' deficit and cash flows for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Finance Holding Corporation at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, the Company has an accumulated deficit of $880,124 and has not achieved profitable operations. Additionally, current liabilities exceed current assets by $167,818. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/  Perry-Smith  LLPG
----------------------
Signed


Sacramento,  California
March  2,  2001


                             20-F     Page 21 of 40

                       EQUITY FINANCE HOLDING CORPORATION

                         BALANCE SHEET (IN U.S. DOLLARS)

                           DECEMBER 31, 2000 AND 1999


                                                             2000        1999
                                                          ----------  ----------
                                     ASSETS

Current assets:
    Cash                                                  $   1,189   $     582
    Work in process                                          45,000
    Other assets                                              3,500
                                                          ----------  ----------

            Total current assets                          $  49,689   $     582
                                                          ==========  ==========

                                 LIABILITIES AND
                              SHAREHOLDERS' DEFICIT

Current liabilities:
    Accounts payable and other liabilities (Note 2)       $  77,507   $  65,503
    Deferred revenue                                        140,000      45,000
                                                          ----------  ----------

            Total current liabilities                       217,507     110,503

Note payable (Note 3)                                        45,971      43,450
Related party notes payable (Note 4)                         56,374      26,355
                                                          ----------  ----------

            Total liabilities                               319,852     180,308
                                                          ----------  ----------

Commitments (Note 5)

Shareholders' deficit (Note 6):
    Common stock, par value $0.001; 100,000,000
        shares authorized, 5,149,000 shares outstanding       5,149       5,149
    Additional paid-in capital                              604,812     392,812
    Accumulated deficit                                    (880,124)   (577,687)
                                                          ----------  ----------

            Total shareholders' deficit                    (270,163)   (179,726)
                                                          ----------  ----------

                                                          $  49,689   $     582
                                                          ==========  ==========


                     The accompanying notes are an integral
                       part of these financial statements.


                             20-F     Page 22 of 40

                       EQUITY FINANCE HOLDING CORPORATION

                    STATEMENT OF OPERATIONS (IN U.S. DOLLARS)

             FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND THE
           PERIOD FROM INCEPTION (MARCH 6, 1998) TO DECEMBER 31, 1998



                                             2000         1999         1998
                                          -----------  -----------  -----------
Revenues:
    Consulting fees                                    $    1,429   $    4,922
                                          -----------  -----------  -----------

Operating expenses:
    Salaries                              $  212,000      212,000      174,977
    Professional fees                         51,663        2,171      129,737
    Transfer agent fees                        5,365        6,492
    Referral fees                              1,635        1,591       25,300
    Other                                     20,809       11,329       15,205
                                          -----------  -----------  -----------

            Total operating expenses         291,472      233,583      345,219
                                          -----------  -----------  -----------

            Loss from operations            (291,472)    (232,154)    (340,297)

Other income (expense):
    Interest income                              400
    Interest expense                          (6,215)      (3,955)      (1,281)
                                          -----------  -----------  -----------

            Total other income (expense)      (5,815)      (3,955)      (1,281)
                                          -----------  -----------  -----------

            Loss before income taxes        (297,287)    (236,109)    (341,578)

Income taxes (Note 8)                              -            -            -
                                          -----------  -----------  -----------

            Net loss                      $ (297,287)  $ (236,109)  $ (341,578)
                                          ===========  ===========  ===========

Basic and diluted loss per share          $    (0.06)  $    (0.05)  $    (0.07)
                                          ===========  ===========  ===========

Weighted average outstanding shares        5,149,000    5,065,770    4,587,910
                                          ===========  ===========  ===========


                     The accompanying notes are an integral
                       part of these financial statements.


                             20-F     Page 23 of 40

                                 EQUITY FINANCE HOLDING CORPORATION

                        STATEMENT OF SHAREHOLDERS' DEFICIT (IN U.S. DOLLARS)

                       FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND THE
                     PERIOD FROM INCEPTION (MARCH 6, 1998) TO DECEMBER 31, 1998

                                             COMMON  STOCK
                                       ---------------------------
                                                                   ADDITIONAL               TOTAL
                                                                    PAID-IN  ACCUMULATED
SHAREHOLDERS-
                                          SHARES        AMOUNT      CAPITAL    DEFICIT     DEFICIT
                                       ------------  -------------  --------  ----------  ----------
Issuance of common stock for $1.00
    per share                                    3                  $      3              $       3

Issuance of common stock for $0.001
    per share (Note 6)                   4,634,097                     4,634                  4,634

Issuance of stock purchase warrants
    (Note 6)                                                           2,000                  2,000

Services contributed by principals
    without compensation                                             174,977                174,977

Net loss                                                                      $(341,578)   (341,578)
                                       ------------  -------------  --------  ----------  ----------

Balance, December 31, 1998               4,634,100          4,634    176,980   (341,578)   (159,964)

Issuance of common stock for $0.0065
    per share (Note 6)                     514,900            515      2,832                  3,347

Issuance of stock purchase warrants
    (Note 6)                                                           1,000                  1,000

Services contributed by principals
    without compensation                                             212,000                212,000

Net loss                                                                       (236,109)   (236,109)
                                       ------------  -------------  --------  ----------  ----------

Balance, December 31, 1999               5,149,000          5,149    392,812   (577,687)   (179,726)

Issuance of non-cash dividends
    (Note 6)                                                                     (5,150)     (5,150)

Services contributed by principals
    without compensation                                             212,000                212,000

Net loss                                                                       (297,287)   (297,287)
                                       ------------  -------------  --------  ----------  ----------

Balance, December 31, 2000               5,149,000   $      5,149   $604,812  $(880,124)  $(270,163)
                                       ============  =============  ========  ==========  ==========


                     The accompanying notes are an integral
                       part of these financial statements.


                             20-F     Page 24 of 40

                         EQUITY FINANCE HOLDING CORPORATION

                     STATEMENT OF CASH FLOWS (IN U.S. DOLLARS)

               FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND THE
             PERIOD FROM INCEPTION (MARCH 6, 1998) TO DECEMBER 31, 1998


                                                    2000        1999        1998
                                                 ----------  ----------  ----------
Cash flows from operating activities:
   Net loss                                      $(297,287)  $(236,109)  $(341,578)
   Adjustments to reconcile net loss
      to net cash used in operating activities:
         Increase in work in process               (45,000)
         Increase in other assets                   (3,500)
         Increase in accounts payable and
            other liabilities                       12,004      16,710      90,793
         Increase in deferred revenue               95,000                  45,000
         Increase in accrued interest included
            in notes payable                         5,510       3,433       1,203
         Services contributed by principals        212,000     212,000     174,977
                                                 ----------  ----------  ----------

               Net cash used in operating
                  activities                       (21,273)     (3,966)    (29,605)
                                                 ----------  ----------  ----------

Cash flows from financing activities:
   Proceeds from related party notes
      payable                                       21,880       1,650      32,500
   Issuance of common stock                                                      3
                                                 ----------  ----------  ----------

               Net cash provided by financing
                  activities                        21,880       1,650      32,503
                                                 ----------  ----------  ----------

               Increase (decrease) in cash             607      (2,316)      2,898

Cash at beginning of year                              582       2,898
                                                 ----------  ----------  ----------

Cash at end of year                              $   1,189   $     582   $   2,898
                                                 ==========  ==========  ==========


                                   (Continued)


                             20-F     Page 25 of 40

                       EQUITY FINANCE HOLDING CORPORATION

                    STATEMENT OF CASH FLOWS (IN U.S. DOLLARS)
                                   (Continued)
             FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 AND THE
           PERIOD FROM INCEPTION (MARCH 6, 1998) TO DECEMBER 31, 1998


                                                 2000    1999     1998
                                                ------  -------  ------
Supplemental schedule of non-cash
   financing activities:

      Issuance of related party note payable
         in purchase of QVP International
         stock (Note 4)                         $2,575  $     -  $    -
                                                ======  =======  ======

      Issuance of related party note payable
         in purchase of International
         Technology Enterprises Limited
         stock (Note 4)                         $2,575  $     -  $    -
                                                ======  =======  ======

      Reduction of related party note payable
         through sale of warrants (Notes 4
         and 6)                                 $    -  $ 1,000  $2,000
                                                ======  =======  ======

      Reduction of related party note payable
         through issuance of common stock
         (Notes 4 and  6)                       $    -  $ 3,347  $4,634
                                                ======  =======  ======

      Conversion of account payable to an
         unsecured note payable (Note 3)        $    -  $42,000  $    -
                                                ======  =======  ======

      Increase of accumulated deficit
         through issuance of non-cash
         dividends (Note 6)                     $5,150  $     -  $    -
                                                ======  =======  ======


                     The accompanying notes are an integral
                       part of these financial statements.


                             20-F     Page 26 of 40

                       EQUITY FINANCE HOLDING CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     Description  of  Business
     -------------------------

     Equity Finance Holding Corporation (the Company) was incorporated on March 6, 1998 in Belize, Central America with offices in Punta Gorda, Belize and Playas De Rosarito, B.C., Mexico. The Company is a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses with annual sales of $1,000,000 to $20,000,000. The Company will provide resources to a variety of business clients, allowing them to develop their capitalization to achieve corporate growth. Additionally, the Company will provide counsel and expertise to this market segment, which will allow the closely-held client corporations to be held more broadly and develop equity through capital infusion.

     The Company will provide its management consulting services through a five-year program of coordinated management decisions and acquisition of resources under the name "The Advantage 2000 Program." The Company markets and sells its services principally through representatives in California.

     The Company maintains its books and records in United States dollars using accounting principles generally accepted in the United States of America.

     Revenue  Recognition
     --------------------

     The Company recognizes revenue for Advantage 2000 Program (the "Program") services using the specific performance method with revenue recognition tied to the completion of identifiable milestones. Substantially all services to be provided by the Company in connection with the Program will have been completed prior to the recognition of revenue. Revenue for other consulting services provided to Program clients will be recognized upon completion of the contracted task. Company clients are not required to purchase supplemental services from the Company and client entitlements related to refunds vary by contract, but generally allow for the return of unearned advances, less a 5% processing fee.

     Deferred  Revenue
     -----------------

     Deferred revenue consists of retainers collected from clients in advance of reaching contractual milestones for recognizing the revenue.

     Work  in  Process
     -----------------

     Work in process represents costs incurred related to providing Program services which have not yet been earned. These costs will be recognized in operating expenses upon meeting the milestones for recognizing revenue as outlined above.


                             20-F     Page 27 of 40

1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Continued)

     Salaries
     --------

     The Company currently has no employees. Management and oversight functions have been provided, without charge, by principals of the Company. The Company has recorded salary expense in an amount that it believes would be commensurate with compensation that would be paid to employees. A corresponding charge has been recorded in additional paid-in-capital.

     Income  Taxes
     -------------

     The Company's primary tax reporting country is Belize. Under Belize laws, foreign earned income is taxable only on income transferred to Company bank accounts in Belize. Income from operations in the United States is taxable by the United States and applicable state governments.

     Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Earnings  (Loss)  Per  Share
     ----------------------------

     Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as warrants, result in the issuance of common stock, which shares in the earnings of the Company.

     Warrants to purchase 3,000,000 shares of the Company's common stock were outstanding at December 31, 2000 and 1999 (see Note 6). These warrants were not considered in the calculation of earnings per share as the conversion of potential common stock equivalents is antidilutive when a net loss from operations occurs.

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

2.  ACCOUNTS  PAYABLE

     At December 31, 2000 and 1999, accounts payable includes a $42,750 refund due to a former Program participant.


                             20-F     Page 28 of 40

3.  NOTE  PAYABLE

     In June 1999, the Company negotiated the settlement of an outstanding account payable through the issuance of an unsecured note payable to the service provider totaling $42,000. The note bears interest at 5% and is due June 2004. No payment of either principal or interest is required prior to the maturity date. The service provider has the ability to exchange the note for 100,000 shares of the Company's stock owned by Equity Finance International Corporation (EFIC). Accrued interest included in the balance of the note payable totaled $3,971 and $1,450 at December 31, 2000 and 1999, respectively.

4.  RELATED  PARTY  NOTES  PAYABLE

     Related  party  notes  payable  consist  of  the  following:


                                                              2000     1999
                                                             -------  -------

     Equity Finance International Corporation (EFIC),
          6% annual interest, principal and interest due
          March 2003.                                        $51,224  $26,355
     QVP International (QVPI), 5% annual interest,
          principal and interest due December 2005
          (Note 6)                                             2,575

     International Technology Enterprises Limited
          (ITEL), 5% annual interest, principal and
          interest due December 2005 (Note 6)                  2,575
                                                             -------  -------

                                                             $56,374  $26,355
                                                             =======  =======


     Accrued interest included in the balance of the note payable to EFIC totaled $6,175 and $3,186 at December 31, 2000 and 1999, respectively.

     Certain directors of the Company are the principal owners of EFIC and a Company director serves on the Board of QVPI and ITEL. QVPI and ITEL are non-operating companies with nominal assets that have been established by Program clients. At December 31, 2000, these directors are the beneficial owners of approximately 97.5% of the Company's shares and approximately 10% of the outstanding shares of QVPI and ITEL. All related party notes payable are unsecured.

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


                             20-F     Page 29 of 40

6.   SHAREHOLDERS'  DEFICIT

     During 1998, the Company distributed 4,634,097 shares valued at $.001 per share to EFIC to partially repay principal and interest outstanding on the related party note payable discussed in Note 4. These shares will be subject to the Lockup/Pooling agreement between EFHC, EFIC and Beowulf outlined below. Management believes that the agreed-upon per share value was materially consistent with fair value.

     On April 1, 1998, Beowulf Investments (Beowulf), whose managing director is a director of the Company, purchased warrants for 3,000,000 shares of the Company's common stock for $2,000. The warrant exercise prices were as follows: 1,000,000 warrants at $1.95; 1,000,000 warrants at $3.25; and
     1,000,000  warrants  at  $5.20. The warrants expired on September 30, 1999.

     On October 22, 1999, warrants for 3,000,000 shares of the Company's common stock were distributed to EFIC and the related party note payable discussed in Note 4 was reduced by $1,000. The warrants have an exercise price of $3.34 per share and expire on October 22, 2002, with an option to extend. Management believes the agreed-upon warrant purchase price is materially consistent with the fair value of the warrants.

     The Company sold 514,900 shares of its common stock to A&A International Industries, Inc., a Canadian corporation publicly traded in the United States (A&A), for Canadian $.01 (approximately US $.0065). A&A distributed the shares to its shareholders as a non-cash dividend. Certain A&A shareholders entered into separate agreements and immediately sold 346,455 of the distributed EFHC shares at a price of Canadian $.02 (approximately US $.013) to EFIC, the sole shareholder of the Company prior to the A&A sale. Shares purchased by EFIC are subject to a Lockup/Pooling agreement between EFHC, EFIC and Beowulf, which restricts the sale of the shares for a period of five years from the March 1, 1999 sale date. The Lockup/Pooling agreement can be amended by the parties.

     On December 28, 2000, the Company purchased 514,900 shares, representing 10% of the outstanding shares of stock from QVP International (QVPI), a related party, for $0.005 per share. The stock was purchased with the issuance of a $2,575 note payable to QVPI (Note 4). The Company distributed one share of QVPI stock for every 10 shares of EFHC stock held to EFHC shareholders as a non-cash dividend declared December 28, 2000 to shareholders of record December 29, 2000 and paid on December 29, 2000. Management believes the agreed-upon purchase price is materially consistent with the fair value of the shares purchased.

     On December 28, 2000, the Company purchased 514,900 shares, representing 10% of the outstanding shares, of stock from International Technology Enterprises Limited (ITEL), a related party, for $0.005 per share. The stock was purchased with the issuance of a $2,575 note payable to ITEL
     (Note 4). The Company distributed one share of ITEL stock for every 10 shares of EFHC stock held to EFHC shareholders as a non-cash dividend declared December 28, 2000 to shareholders of record December 29, 2000 and paid on December 29, 2000. Management believes the agreed-upon purchase price is materially consistent with the fair value of the shares purchased.


                             20-F     Page 30 of 40

7.   FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

     The fair value for cash and accounts payable is estimated to equal the carrying amount. The fair value of notes payable based upon borrowing rates currently available for bank loans with similar terms and maturity are as follows:

                                        December  31,
                           --------------------------------------
                                   2000               1999
                           ------------------  ------------------
                           Carrying    Fair    Carrying    Fair
                            Amount     Value    Amount     Value
                           ---------  -------  ---------  -------

     Note payable          $  45,971  $27,800  $  43,450  $20,500
     Related party notes
          payable             56,374   35,300     26,355   19,000
                           ---------  -------  ---------  -------

                           $ 102,345  $  63,100  $69,805  $39,500
                           =========  =======  =========  =======

8.   INCOME  TAXES

     Since inception, substantially all activities of the Company have been undertaken in the United States. Accordingly, the results of the activities represent a taxable event in the United States. The Company sustained net operating losses for financial statement and tax reporting purposes for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998. Because it is uncertain as to the ultimate realization of the future benefit associated with these losses, the Company has not recognized an income tax benefit.

     The provision for income taxes for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998 consisted of the following:

                                       Federal     State      Total
                                      ---------  ---------  ---------
     2000
     ----

     Deferred benefit                 $(24,600)  $ (6,100)  $(30,700)
     Increase in valuation allowance    24,600      6,100     30,700
                                      ---------  ---------  ---------

                                      $      -   $      -   $      -
                                      =========  =========  =========

     1999
     ----

     Deferred benefit                 $ (5,600)  $ (1,400)  $ (7,000)
     Increase in valuation allowance     5,600      1,400      7,000
                                      ---------  ---------  ---------

                                      $      -   $      -   $      -
                                      =========  =========  =========
     1998
     ----

     Deferred benefit                 $(58,100)  $(14,500)  $(72,600)
     Increase in valuation allowance    58,100     14,500     72,600
                                      ---------  ---------  ---------

                                      $      -   $      -   $      -
                                      =========  =========  =========


                             20-F     Page 31 of 40

     Deferred  tax  assets  are  comprised  of  the  following:

                                                   2000       1999
                                                ----------  ---------

     Organizational costs                       $   4,300   $  6,400
     Net operating loss carryforward              106,000     73,200
                                                ----------  ---------

          Deferred tax assets before valuation
               allowance                          110,300     79,600

     Valuation allowance                         (110,300)   (79,600)
                                                ----------  ---------

          Net deferred tax assets               $       -   $      -
                                                ==========  =========

     The benefit for income taxes for the years ended December 31, 2000 and 1999 and the period from inception (March 6, 1998) to December 31, 1998 differs from amounts computed by applying the statutory United States Federal income tax rate to the loss before income taxes. The items comprising these differences consisted of the following:

                                         2000               1999               1998
                                 ------------------  -----------------  ------------------
                                   Amount    Rate %   Amount    Rate %    Amount    Rate %
                                 ----------  ------  ---------  ------  ----------  ------
     United States Federal
       income tax benefit, at
       statutory rate            $(101,100)     34   $(80,300)     34   $(116,100)     34
     California state franchise
       tax benefit, net of
       Federal tax effect          (17,300)      6    (16,400)      7     (23,900)      7
     Contributed services           84,400     (28)    89,700     (38)     67,400     (20)
     Other                           3,300      (1)
     Valuation allowance            30,700     (11)     7,000      (3)     72,600     (21)
                                 ----------  ------  ---------  ------  ----------  ------

                                 $       -       -   $      -       -   $       -       -
                                 ==========  ======  =========  ======  ==========  ======

9.   GOING  CONCERN

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has an accumulated deficit of $880,124 and, during the year ended December 31, 2000, the Company incurred a loss of $297,287. In addition, the Company's current liabilities exceed its current assets by $167,818 at December 31, 2000. These factors, among others, raise a substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, generally defined as a period not to exceed one year beyond the balance sheet date.


                             20-F     Page 32 of 40

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


B.  Significant  changes.

     Significant  changes  are  discussed  in  Item  8  and  Item  5  herein.

ITEM  9.  THE  OFFER  AND  LISTING.

Not  applicable.


ITEM  10.  ADDITIONAL  INFORMATION.

A.  SHARE  CAPITAL.
Not  Applicable.

B.   MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION.

     The information called for by Item 10.B has been reported previously in a registration statement on Form F-1 Amendment 6, a registration statement filed under the Securities Act, and has not changed. This information, contained in the by-laws of Equity Finance Holding Corporation and The Memorandum of Association and Articles of Association of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, Central America, 6 March 1998, is hereby incorporated by specific reference in this annual report to the previous registration statement which was determined effective by the U.S. Securities and Exchange Commission on March 23, 1999.


C.   MATERIAL  CONTRACTS.

     The following represents a summary of each material contract (not discussed in item 7B. above), other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group:

     On October 29, 2000 the Company entered into a Transfer Agent and Registrar Agreement with Transfer Online Inc., Portland, Oregon, U.S.A. This agreement substitutes Transfer Online Inc. for the previous stock transfer agent, Stock Transfer.com LLC. The new agreement with Transfer Online Inc. provides for stock transfer and registrar services for Equity Finance Holding Corporation including maintaining of shareholder account records viewable to Equity Finance Holding Corporation shareholders by Internet access to the http://www.transferonline.com website. Instructions to the Company shareholders
-----------------------------
for opening the Transfer Online shareholder account, as well as other shareholder information, is available at http://www.EFHLF-Shareholder.com, the
                                           --------------------------------
Company's Shareholder Information Center on the Internet. EFHLF is the NASD OTCBB trading symbol for the Company.


                             20-F     Page 33 of 40

     EXCHANGE  CONTROLS.

     Because the Company is incorporated in Belize, Central America, it is subject to potential changes in Belize law. The effects of any change in Belize laws on the Company are unknown at this time, but such effects may be adverse to the Company's shareholders best interests. At this time, there are no governmental laws, decrees, regulations or other legislation in Belize, the Company's home country, which are known to the Company, that may negatively affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company's securities. Most of the Company's business is transacted in United States. Although transactions could occur utilizing other world currencies, the Company anticipates these transactions to be translated directly into values equivalent to United States. While the Company is incorporated in Belize and has its primary office in Mexico, the Company does business in the United States. This policy may exclude some potential clients from using EFHC's services. EFHC's U.S. Dollar policy appears to limit foreign exchange risk.

D.   TAXATION.

     The discussion does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, provincial, local and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock. The following discussion is based upon laws, regulations and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change, possibly retroactively.

     Belize  Tax  Law

     Since the Company operates under Belize IBC laws, the Company's primary tax reporting country is Belize. These tax laws are summarized as follows. The Company is responsible for income tax under Belize law. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. All companies should file a Company's Income Tax Return, together with their financial statements within three (3) months of the end of the financial period, to the nearest Income Tax Department. If more time is required, a request in writing should be directed to the Commissioner of Income Tax before the due date. Otherwise a penalty for late filing is a levy of 3% of the tax for the financial period, for each month or part of the month in which the return is late to a total of twenty (20) months. The penalty for late payment of income tax is 1.5% per month on the unpaid amount from the due date to the date of payment. This applies to any deficiencies in installment as well as to any other amount. In the case of installments this charge is based on the tax calculated on the chargeable income for the previous financial period or the actual income tax for the financial period for which this return is filed, whichever is less. This charge also applies to any amount unpaid after the date for final payment. A company should pay its income tax by quarterly installments. Installments are due no later than the last day of the 3rd, 6th, 9th, and 12th month of the company's financial period. If a company wishes to employ foreign consultancy, technicians etc. who are not normally resident in Belize, their names should be registered at the Income Tax Department and a company should deduct 25% of total income paid to non-residents.


                             20-F     Page 34 of 40

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

     Tax  Treatment  Of  Groups  &  Companies

     Exempt in the case of public investment companies, there are no rules in Belize under which consolidated returns can be submitted or losses transferred between companies in a group. Also, there are no special rules governing inter-company payments or transfers of assets within a group. Belize has no specific provisions dealing with capitalization or transfer-pricing issues. As far as public investment companies are concerned, a group consists of the public investment company itself and its subsidiaries (those in which it has a greater than 50% holding). Subsidiaries may or may not be public investment companies, and they may include nonresident as well as resident companies. The group may file one return as if it comprised a single company, and it effectively may transfer losses between group companies. The public investment company group pays tax as one entity on the combined net profit of the Belizean subsidiaries at the special rate of 25%.

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


                             20-F     Page 35 of 40

     While there is no requirement to file audited accounts with the authorities, a company is required to keep financial records that reflect the financial position of a company.

F.   DIVIDENDS  AND  PAYING  AGENTS.

     The Company has a plan for paying dividends to EFHC shareholders in the form of non-cash dividends of each of the client companies successfully served by EFHC. The EFHC Board of Directors approved the distribution of non-cash dividends during December of 2000. The timing of the distribution of such dividends is dependent upon many factors including the time and uncertainty of completing the US Securities and Exchange Commission registration process and listing the client company's stock on the NASD OTCBB for trading. On December 28, 2000, the Company distributed equity securities of two client companies, QVP International Ltd. and International Technology Enterprises Ltd. to its registered shareholders. The stock transfer agent, Transfer Online, Inc. of Portland Oregon, U.S.A consummated the distribution. The records are available to shareholders through Internet access. The Company plans to distribute certificates documenting ownership when both International Technology Enterprises Ltd. and QVP International Ltd. are registered with the Securities and Exchange Commission.


G.  STATEMENT  BY  EXPERTS.
Not  Applicable.


H.  DOCUMENTS  ON  DISPLAY.
Not  Applicable.

I.  SUBSIDIARY  INFORMATION.

     The Company is a subsidiary of no other corporation and the Company has no subsidiaries.


ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK.

     Since the Company does not maintain nor invest in market sensitive or interest rate sensitive holdings, the Company has no quantitative or qualitative exposure to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments.

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES.

Not  Applicable.



                                     PART II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES.

Not  applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not  applicable.


                             20-F     Page 36 of 40

ITEM  15.  [Reserved]

ITEM  16.  [Reserved]

                                    PART III

ITEM  17.  FINANCIAL  STATEMENTS

Not  Applicable


ITEM  18.  FINANCIAL  STATEMENTS

Not  Applicable



ITEM  19.  EXHIBITS

None


                             20-F     Page 37 of 40

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                          EQUITY FINANCE HOLDING CORPORATION
                                     (Registrant)

                               /s/ Jack L. Mahan, Jr.
                               -----------------------
                            Jack L. Mahan, Jr., President
                                     (Signature)*

Date: 17  April  2001
      ---------------


                             20-F     Page 38 of 40