Form 20-F
period 2001-12-31
EQUITY FINANCE HOLDING CORP
filed 2002-07-16
CIK 1064407

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
       EXCHANGE ACT OF 1934, for the fiscal year ended: December 31, 2001
                                       OR

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

[ ] ITEM 17 [X] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ] YES [ ] NO

                                         1

INDEX BEGINS ON PAGE 2

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

Safe Harbor Statement Under The Private Securities Litigation Reform Act Of 1995
Forward Looking Statements

The statements included in this annual report on Form 20-F ("Form 20-F")
regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes,"
"intends," "expects," "anticipates," "projects," "estimates," "predicts," and similar expressions are also intended to identify forward-looking statements.
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

                                        2

                                      INDEX

PART I

Item 1. Identity of Directors, Senior Management and Advisers._________________4

Item 2. Offer Statistics and Expected Timetable._______________________________4

Item 3. Key Information._______________________________________________________4

Item 4. Information on the Company.____________________________________________8

Item 5. Operating and Financial Review________________________________________12

Item 6. Directors, Senior Management and Employees.___________________________15

Item 7. Major Shareholders and Related Party Transactions.____________________19

Item 8. Financial Information.________________________________________________22

Item 9. The Offering and Listing._____________________________________________35

Item 10. Additional Information.______________________________________________35

Item 11. Quantitative and Qualitative Disclosures about Market Risk.__________38

Item 12. Description of Securities Other than Equity Securities.______________39

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies._____________________39

Item 14. Material Modifications to the Rights of Security Holders
and Use of Proceeds.__________________________________________________________39

Item 15. [Reserved].__________________________________________________________39

Item 16. [Reserved].__________________________________________________________39

PART III

Item 17. Financial Statements.________________________________________________39

Item 18. Financial Statements.________________________________________________39

Item 19. Exhibits.____________________________________________________________39

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

As disclosed in the Form 8-K filing with the Securities and Exchange Commission filed on EDGAR June 26, 2002, the accounting firm of Malone & Bailey,
PLLC,(Malone) has become Equity Finance Holding Company's independent public accountants for 2001. The Company selected new independent accountants after it was notified by Perry-Smith LLP that it declined to stand for re-election as the
Company's independent public accountants. The Company believes Malone is well suited to deliver external audit services to Equity Finance Holding Company in light of such relevant factors as the firm's depth of experience, resources and commitment to provide exceptional service. The decision to retain Malone was approved by the Company's Board of Directors at their meeting of June 5, 2002 based upon the Company's audit committee recommendations. During the two most recent fiscal years ended December 31, 2001 and the subsequent period to June 5,
2002, there were no disagreements between the Company and Perry-Smith LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to Perry-Smith
LLP's satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the Company's two most recent fiscal years and the subsequent interim period through June 5, 2002. Perry-Smith LLP's report on the Company's financial statements was filed with the Securities and Exchange on April 26, 2001 in conjunction with the Company's filing of its Annual Report on Form 20-F for the year ended December 31, 2000. The audit reports of Perry-Smith LLP on the financial statements of the Company as of and for the years ended December 31,
2000 and 1999 did not contain any adverse opinion or disclaimers of opinion, nor were they qualified or modified as to audit scope or accounting principles;
however, the opinion was modified as to the uncertainty related to substantial doubt about the Company's ability to continue as a going concern. During the two most recent fiscal years ended December 31, 2000 and the subsequent period through June 5, 2002, the Company did not consult with Malone regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.
The Company provided Perry-Smith LLP with a copy of this disclosure. Perry-Smith
LLP provided a letter dated June 26, 2002, stating its agreement with these statements.

The Company has operated only since 1998, therefore, only the period from then until 31 December 2001 is included in this annual report, not 5 years as required.

FOR THE PERIOD ENDED DECEMBER 31,
--------------------------- ---------- ---------- -------------- ----------
OPERATIONS FOR THE PERIOD:     2001        2000       1999       1998
--------------------------- ---------- ---------- -----------  ----------

Consulting fees              $    -     $    -         $ 1,429     $ 4,922
Loss from operations         $(360,576) $(297,287)  $ (236,109)  $(341,578)
Loss from operations per
share of common stock
diluted                      $   (0.07) $   (0.06)  $    (0.05)  $  (0.07)
Cash dividends declared per
share of stock               $    -     $    -      $    -       $   -

DECEMBER 31,
--------------------------- ---------- ---------- -------------- ----------
BALANCE AT THE END OF THE 2001 2000 1999 1998
PERIOD:
--------------------------- ---------- ---------- -------------- ----------
Total Assets                 $   9,612  $  49,689   $    582      $ 2,898
Long-term obligations        $ 116,439  $ 102,345   $ 69,805     $ 27,069

DIVIDENDS

As of December 30, 2001, the Company has distributed to the shareholders of its common stock 514,920 common shares of International Technology Enterprises Ltd., a Belize International Business Corporation, 514,920 common shares of Hacienda
International Resorts Ld., a Belize International Business Corporation, and
514,920 common shares of QVP International Ltd., a Belize International Business
Corporation, as non-cash dividends. No cash dividends were distributed or paid in previous years.

B. CAPITALIZATION AND INDEBTEDNESS

        Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not Applicable

D. RISK FACTORS

             RISK FACTORS RESULTING SUBEQUENT TO DECEMBER 31, 2001

Shareholders Are At Risk Because the Company Does Not Currently Meet Standards
Of The NEW BBX Stock Exchange.

In June 2003, the OTC Bulletin Board (OTCBB) will be phased out. A new market, the Bulletin Board Exchange (BBX), will be launched to take the place of the
OTCBB. The BBX will appeal to many of the same companies that are currently quoted on the OTCBB, but will be a higher quality market. The BBX will offer a significant improvement over the OTCBB for qualifying small companies by increasing liquidity in the market for their securities, augmenting the opportunity to raise equity capital and conferring the recognition of trading on a listed Market. One of the listing requirements is presence of 200 shareholders owning trading blocks. The Company presently does not meet that standard. If an
OTCBB issuer elects not to list on either the BBX or a national securities exchange, its shares can still trade through informal, over-the-counter methods.
For example, market makers maychoose to move their quotes in that security to the PinkSheets. Unfortunately, the PinkSheet market generally is substantially less liquid and efficient and many investors are reluctant to consider PinkSheet companies. The Company intends to comply with BBX listing requirements, but no assurance can be provided that this will occur.

Shareholders Have Potential Risk Due To Change In The Company's Auditors.

As disclosed in the Form 8-K filing with the Securities and Exchange Commission filed on EDGAR June 26, 2002, the accounting firm of Malone & Bailey,
PLLC,(Malone) has become Equity Finance Holding Company's independent public accountants for 2001. The Company selected new independent accountants after it was notified by Perry-Smith LLP that it declined to stand for re-election as the
Company's independent public accountants. The Company believes Malone is well suited to deliver external audit services to Equity Finance Holding Company in light of such relevant factors as the firm's depth of experience, resources and commitment to provide exceptional service. However, the potential exists for this change to negatively impact the Company and the Shareholder.

Negative Results May Impact Shareholders Due To The Resignation Of Mr. William
Cate From The Board of Directors.

As Reported to the Securities and Exchange Commission per Form 8-K filing dated 31 December 2002, on 1 January 2002, Mr. William Cate, resigned as
Director of the Board as a normal result of the vote of shareholders at the annual shareholder meeting held December 30, 2001. The new Director, elected by the shareholders, taking office was: CHAN KAI HON, Director, 49 years of age, a
Management Consultant residing in Hong Kong.

The Global Economic Downturn Had, And Is Expected To Continue To Have,
A Material Adverse Effect On The Demand For Our Products, Our Business, Results
Of Operations And Financial Condition.

During 2001 there has been a significant downturn in economic conditions in the world generally, exacerbated by the September 11 terrorist attacks on the U.S., and in the management consulting industry in particular. We now anticipate that the global economic downturn may be deeper and last longer than we had previously expected. Many management consulting companies have not achieved their financial and operating goals and have been unable to obtain additional financing to run their business. Accordingly, many of these companies are seeking to reduce the level of their expenditures and some have sought bankruptcy protection. The financial difficulties experienced by the management consulting industry may diminish our ability to obtain additional capital and may require us to consider undertaking restructurings to reduce costs.

In addition to the effect on any new clients, the global downturn may also affect the amount of service we deliver to some of our existing customers, as they may be having difficulty obtaining necessary capital resources required to fund the expansion of their businesses. The current volatility of the financial markets and economic conditions in the U.S. and internationally may also intensify the uncertainty experienced by some of our customers, who may find it increasingly difficult to predict demand for their products and services. As a result, some customers may attempt to slow or postpone the use of new management consulting services. These factors may adversely affect demand for our services, including possible suspension of contracts with us and the reluctance of potential customers to evaluate our services. Also due to the difficult financing and economic conditions, some of our customers may not be able to pay us for services that we have already delivered. These factors together could have a material adverse effect on our business, results of operations and financial condition.

The Company's business is dependent on current and anticipated market demand for management consulting services, which has been negatively impacted by the slowdown in the economies of the United States, Asia, and elsewhere. The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce capital investment. These cutbacks have been particularly severe in the management consulting industry that the Company serves. We cannot predict if or when the growth rate of worldwide economies will rebound or whether the growth rate of the Company's business will rebound when the worldwide economies begin to grow. While the Company's diverse businesses may allow the Company to perform better than some companies in periods of economic decline, the effects of the economic decline are being felt across all management consulting business. At the same time, ailing companies may require management consulting during the downturn.

The  Company  And  Shareholders  May Suffer  From Heavy  Competition.

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

We Are Dependent On Our Significant International Operations, Which Face
Unique Obstacles And Could Have A Material Adverse Effect On Our Business.

Various international risks could negatively impact our international operations, which could have a material adverse effect on our revenues, access to capital and market position. Our international operations are subject to the risks normally associated with international operations, including: - currency conversion risks and currency fluctuations,- imposition of tariffs,-
limitations, including taxes, on the repatriation of earnings,- political instability, civil unrest and economic instability,- concentration of credit risk of customers and the Company's own credit risk, which may be increasing due to the present trend of concentration around major units in the international management consulting industry;-greater difficulty enforcing intellectual property rights and weaker laws protecting such rights, - complications in complying with laws in varying jurisdictions and changes in governmental policies,- natural disasters and the greater difficulty and expense in recovering therefrom,- transportation delays and interruptions.

An Adverse Result May Occur Due To The Possibility Of Setting Aside The
Lockup/Pooling Agreement.

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

                                        6

Shareholders May Suffer Loss Due To The Limited Number of Sales Representatives
And Customers.

The Company markets its services through a global network of business consultants.
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

Independent Accountant's Report Referring To Going Concern Uncertainties May
Alert Shareholders to Risk of Loss.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the
Company has an accumulated deficit of $1,243,274, and, during the year ended
December 31,2001 the Company incurred a loss of $360,576. In addition, the
Company's current liabilities exceed its current assets by $304,874 at
December 31, 2001. These factors, among others, raise a substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, generally defined as a period not to exceed one year beyond the balance sheet date. The financial statements do not include any adjustments relating to the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has established a plan that it believes will generate sufficient cash flows, through operations and additional debt financing, to remove the threat to the continuation of the Company. However, there can be no assurances that the Company will be successful in generating sufficient cash flows from operations or obtaining additional debt financing.

Loses May Result From Penny Stock Disclosure Rules.

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

                                        7

Shareholder Risk Results From The Company's Dependence On Key Personnel.

The Company's ability to compete is largely dependent on the personal efforts and abilities of its senior management, particularly, as of December 31, 2001, as James A. Bishop, Director and Chief Operating Officer, Jack L. Mahan, Jr.,
President and Secretary of the Board of Directors, and William Cate, Chairman of
the Board of Directors. Since Mr. Cate resigned effective January 1, 2002, his absence may negatively effect the Company operations. The Company believes that the loss of the services of any of these executives could have a material adverse effect on the Company. In addition, the Company believes that its success is dependent on its ability to attract and retain additional qualified employees, and the failure to recruit additional skilled personnel could have a materially adverse effect on the Company's financial condition and results of operations. The Company currently does not maintain key employee insurance on any of its employees.

Shareholders May Encounter An Adverse Result Because of Absence Of Cash
Dividends.

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

Shareholder Risk Increases Because The Company Provides No Warranties
Regarding Performance.

At no time has the Company, or any of its officers, directors, agents or employees, or any other person, expressly or by implication, guaranteed or warranted the future successful operation of the Company.

Shareholder Risk Is Increased Because The Company Provides No Warranties
Regarding Benefits To Investors.

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

Changes In Income Tax Laws Could Increase Risk to Shareholders.

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

                                        8

               RISK FACTORS THAT MIGHT CREATE LOSS TO SHARHOLDERS

Certain Factors May Affect Future Results And Loses by Shareholders.

From time to time, information provided by the Company, statements made by its officers or information included in its filings with the Securities and Exchange
Commission contains statements that are not purely historical, but are forward looking statements, made under the Safe Harbor provisions of the Private
Securities Litigation Act of 1995, which involve risks and uncertainties. In particular, forward looking statements include projections, plans, and objectives for The Company's business, financial condition, operating results, future operations, future economic performance or statements relating to the sufficiency of capital to meet working capital, planned capital expenditures, and expectations as to customer orders. The Company's actual future results may differ materially from those stated in any forward-looking statements. Factors that may cause such differences, such as the risk factor that the Company's business could be adversely affected by acquisitions, include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with the Securities and
Exchange Commission, including the Company's future Annual Reports on Form 20-F that may be filed. It should be noted that the Safe Harbor provisions do not apply to statements that are untrue. Note also that the statutory safe harbor is not available to non-reporting issuers; disclosure should not imply that the safe harbor applies to the Company's statements made when the Company was not a reporting issuer. Liabilities from such statements remain a source of potential shareholder loss.

RISK FACTORS RELATED TO THE "GOING CONCERN" FINANCIAL CONDITION OF THE COMPANY:

Shareholders Might Be At Risk Because The Company's Auditors Have Issued A Going
Concern Opinion And Because The Company's Officers And Directors Will Not Loan
Any More Money To The Company, The Company May Not Be Able To Achieve Its
Objectives And May Have To Suspend Or Cease Operations.

The Company's auditor has issued a going concern opinion. This means that there is doubt that the Company can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to the Company, management believes that if the Company is not successful in its operations, it may have to suspend or cease operations within four months. Further, it will be more difficult for the Company to obtain debt financing at favorable rates while such an opinion exists because of creditors unwillingness to loan funds to a corporation that is in danger of going out of business.

Shareholders Are At Risk of Loss Because The Company Lacks A Profitable
Operating History And Has Losses, Which It Expects To Continue Into The Future.

If the losses continue the Company will have to suspend operations or cease operations. Since the Company was incorporated, it has not been profitable in its proposed business operations or realized any revenues. It has no profitable operating history upon which an evaluation of its future success or failure can be made. Its ability to achieve and maintain profitability and positive cash flow is dependent upon: --Its ability to locate customers who require the
Company's services. --Its ability to generate a profit from its operations.
Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are fixed and variable expenses associated with the Company's operations. Until revenues exceed the fixed and variable expenses, the Company will operate at a loss. Failure to generate a profit will cause the Company to go out of business.

Shareholders Might Loose Their Investment Because The Company Does Not Have
Enough Cash To Raise Capital.

The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the
Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the
Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the
Company. The Company may suffer from a lack of liquidity in the future, which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

If The Company Is Unable To Operate Profitably Or Obtain Loans, It May Have
To Attempt To Raise Capital Through The Sale Of Its Securities.

Because the Company is in a start-up phase and has not generated any revenues, it is unlikely that it will be able to raise capital through the sale of its common stock. If the Company is unable to generate a profit from its operations and cannot borrow money, its only available source of capital will be through the sale of its common stock. Because the Company is in a start-up stage, has not generated any revenues, and there is no market for the Company's common stock, it is unlikely that the Company will be successful in raising money through the sale of its common stock. If the Company is unable to raise additional needed capital, it will have to suspend or cease operations.

Investors May Suffer Loss As A Result Of Management Having No Funding Plan Or
From The Risks Associated With A Funding Plan If A Plan Is Ever Developed.

Management has not developed a funding plan to raise equity at this time. If a plan is ever developed for shares that may be traded publicly under applicable rules, the Company will incur costs associated with Company disclosure obligations in this registration statement. Also, given the lack of a market and the Company's intent to sell securities to raise funds, there is a risk that the
Company will not be able to price the shares in the fundraising transactions at their true market value. Also, issuance of new shares, which could be provided for in the fundraising plan, will dilute investor positions increasing the number of shares freely traded. Shareholders could suffer loss from such potential dilution. For debt financing portions of the funding plan, debt financing may subordinate the claims of common stockholders in liquidation or impose material restrictions on Company operations.

Investor Loss Might Result from The Company Needing Additional Financing,
Which Could Be Difficult To Obtain.

The Company expects that the Company's existing cash and investment balances will not be sufficient to meet the Company's cash requirements to fund operations and expected capital expenditures for at least twelve months. In the event we may need to raise additional funds, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. Future financings may place restrictions on how we operate the Company's business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company's products and services, take advantage of future opportunities, grow the Company's business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company's business.

Shareholders May Suffer Loss From The Company Substantially Increasing The
Company's Indebtedness.

We may incur substantial indebtedness in the future. The level of the Company's indebtedness, among other things, could:- make it difficult for the Company to make payments on the Notes; - make it difficult for the Company to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes; - require the dedication of a substantial portion of any cash flow from operations to service for indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures; - limit the Company's flexibility in planning for, or reacting to changes in, the Company's business and the industries in which we compete; - place the Company at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and - make the Company more vulnerable in the event of a further downturn in the Company's business. There can be no assurance that we will be able to meet the Company's future debt service obligations, including the Company's obligations under any notes.

Shareholder Loss Could Result From The Company's Operating Results Likely To
Fluctuate Significantly.

The Company's quarterly and annual operating results will be affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: - competitive pressures on selling prices; - the timing of customer orders and the deferral or cancellation of orders previously received; - changes in product mix; - the Company's ability to introduce new products and technologies on a timely basis; - the introduction of products and technologies by the Company's competitors; - market acceptance of the Company's and the Company's competitors' products; - fulfilling backlog on a timely basis.
As a result of the foregoing and other factors, we have and may continue to experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect the Company's business, financial condition, operating results and stock price.

          RISK FACTORS RELATED TO THE LACK OF LIQUIDITY OF THE SHARES:

Investors May Suffer Loss Caused By Limit Of Free Trading Shares In The
Market.

514,900 of the Company shares are freely tradable to the public in the United
States. This small number of shares can be traded. Buyers of shares could experience difficulty-finding sellers with whom to trade. Sellers could experience difficulty liquidating their shares.

Issuance Of Additional Shares By The Company Could Make Individual
Shareholder's Holdings Worth Less.

The Company is authorized to issue 100,000,000 common shares. 5,149,193 or 5% of the common shares are currently issued and outstanding and 94,850,807 or 95.1%
of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Shareholders May Not Be Able To Sell Shares Because Of Thin Market; Ninety
Percent (90%) Of The Company's Issued Shares Are Insider Shares.

They are subject to Rule 144. This means that these shares can't be sold for one year. At the end of the one-year holding period, these shares would be subject to the Insider Trading Rules, which would limit the rate of sale of insider shares into the Market. However, any sale of insider shares will adversely affect the Company's share price.

Should The Company Issue Shares In The Future The Additional Shares Would
Dilute Present Shareholder Equity In The Company.

The sale of such shares would adversely affect the Company's share price. While such insider sales would be subject to American Securities Laws, the result of such sales risks the loss in any investment made by shareholders in the
Company's stock.

Because The SEC Imposes Additional Sales Practice Requirements On Brokers Who
Deal In The Company's Shares, Which Are Penny Stocks, Some Brokers May Be
Unwilling To Trade Them.

This means that a shareholder may have difficulty in reselling his shares and may cause the price of the shares to decline. The Company's shares qualify as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of
1934, which imposes additional sales practice requirements on broker/dealers who sell the Company's securities in the aftermarket. For after-market sales of the
Company's securities, the broker/dealer must make a special suitability determination and receive from a potential buyer, a written agreement prior to making a sale to him. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in the Company's shares. This could prevent a shareholder from reselling his shares and may cause the price of the shares to decline.

Cumulative Voting, Preemptive Rights and Control.

There are no preemptive rights in connection with the Company's common stock.
Shareholders may be further diluted in their percentage ownership of the Company in the event the Company issues additional shares in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

Shareholders Might Lose Return On Their Investment Due To No Dividends
Anticipated By The Company.

At the present time the Company does not anticipate paying dividends, cash or otherwise, on it's Common Stock in the foreseeable future. If they would be paid on a pro rata basis based on the number of shares held Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

Since Insider Shareholders Have Agreed To Limit Transferability Of Stock In A
"Stock Pooling" Agreement, Shareholders May Not Be Able To Trade Their
Stock.

The "insider" shareholders have agreed, through a stock pooling agreement, to limit the transferability of their Company shares. They have agreed not to trade the insider 4,634,100 shares for 5 years, however this agreement can be set aside by mutual agreement of the insider shareholders participating in the agreement. This agreement impacts about 90% percent of the outstanding shares of the Company and therefore, may limit the number of buyers for stock. This agreement does not affect the transferability of free trading registered shares held by non-participants of the Stock Pooling Agreement. The Stock Pooling
agreement may be set-aside at any time by a unanimous vote of the participants.
These policies may negatively impact some shareholders.

                                        10

         RISK FACTORS RELATED TO OFFICERS AND DIRECTORS OF THE COMPANY:

Reliance Upon Directors And Officers Who Will Be Devoting Limited Time To The
Operations Of The Company Might Put Shareholders At Risk Of Loosing Their
Investment.

 The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day-to-day affairs of the Company. Because all of the officers and directors have other business interest, each will only be devoting approximately 10% of his time to the operation of the Company.

Management Could Engage In Unknown Business Causing Loss To Investors.

The Company has no obligation to engage in the business described in the registration statement. Present management has disclosed the intent of the
Company to engage in the disclosed business. Management could, at some future time, engage in presently unknown business opportunities other than those the
Company has presently disclosed in this registration document.

Investors May Suffer Loss Because Officers Of The Company Are Officers And
Directors Of Related Companies.

The Company's president, Mr. Jack Mahan, is also the Chairman of the Company's
Board of Directors. Mr. Mahan is also President and Member of the Board of
Directors of the principal shareholder of the Company. Mr. Mahan is also an officer and member of the Board of Directors of Equity Finance International
Corporation (EFIC). Although Mr. Mahan is not a shareholder of the Company, his presence on all Boards of Directors has a potential to create a conflict of interest between ITEL, EFIC, HIRL, QVPI and EFHC Boards of Directors. The
Company does maintain a policy on Conflict of Interest. This policy requires a fiduciary duty on the part of each and every director and officer of the
Company. Should such a conflict develop, the appointed client board member would withdraw from the discussion and vote on the issue before the EFHC Board. In any potential conflict issue, it is the responsibility of the individual director to state that they see a conflict and withdraw from the discussion and voting on that topic. Further, the Board of Directors will also determine if a conflict of interest exists pursuant to the policy of the Company.

Directors are empowered to enact policies, which may be contrary to shareholder interests.

Article B. of the Company's Memorandum and Articles of Association empowers the
Company's Board of Directors to vote in ways that could negatively impact investors' holdings. A director is entitled to vote on any proposal notwithstanding that he may have interest therein, provided before the proposal is put to a vote he shall disclose the nature of his interest.

Directors May Take Actions That Might Enrich Themselves, Thus Placing
Shareholders At Risk Of Loss.

There is no prohibition that prevents directors, in the absence of an independent quorum, to vote compensation to themselves. Directors may borrow money. There is no prohibition preventing the Company from loaning money to directors. There is no retirement or non-retirement age limitation with respect to directors. There is no requirement that directors own shares of the Company's common stock. The
Board may declare dividends that may not benefit shareholders.

Shareholders Might Not Be Entitled To Share In The Profits Of The Company.

Shareholders are entitled to share in any surplus in the event of liquidation, after all debts are paid and all securities having rights superior to common shares are paid. There are no redemptions provisions for the Company's securities. There are no sinking fund provisions for the Company's securities.
The Company's shares of common stock are not subject to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder or such securities as a result of such shareholder owing a substantial number of shares. Therefore, shareholders might lose their right to participate in the return on their investment.

Shareholders Might Not Participate In The Annual Meeting Of Shareholders.

EFHC, as a foreign private issuer is not subject to the proxy rules under the
Exchange Act, Section 14, thus shareholders might not be able to tender proxy votes. Belize law doesn't require that an international business corporation hold an annual general meeting of its shareholders. If an annual meeting of shareholders and special meetings of shareholders may be called, the chairman, the board of directors, or stockholders of 1/5th of the outstanding shares could call it at any time. Only shareholders of record are entitled to attend the shareholders meetings. Without an Annual General Meeting, minority shareholders effectively have no voice in the decisions of the Company's Board of Directors.
Nor would they be able to influence the direction of the Company. Under Belize
Law, there would be no basis in Law for them to seek legal redress in the Courts of Belize.

                                       11

        RISK FACTORS RELATED TO THE BUSINESS OPERATIONS OF THE COMPANY:

The Company's Business May Be Adversely Impacted By Acquisitions That May Affect
The Company's Ability To Manage And Maintain The Company's Business.

Since the Company's inception, we have intended to acquire a number of businesses. In the future, we may undertake acquisitions of businesses that complement the Company's existing operations. Such future acquisitions could involve a number of risks, including: - the possibility that one or more such acquisitions may not close due to closing conditions in the acquisition agreements, the inability to obtain regulatory approval, or the inability to meet conditions imposed for government or court approvals for the transaction; -
the diversion of the attention of management and other key personnel; - the inability to effectively integrate an acquired business into the Company's culture, product and service delivery methodology and other standards, controls, procedures and policies; - the inability to retain the management, key personnel and other employees of an acquired business; - the inability to retain the customers of an acquired business; - the possibility that the Company's reputation will be affected by customer satisfaction problems of an acquired business; - potential known or unknown liabilities associated with an acquired business, including but not limited to regulatory, environmental and tax liabilities; - the amortization of acquired identifiable intangibles, which may adversely affect the Company's reported results of operations; and - litigation which has or which may arise in the future in connection with such acquisitions.
For example, we may be required to spend significant management time operating this non-core business unit and managing a potential divestiture. Further, there can be no guarantee that the line of business will break-even or operate at a profit in the near future, if at all. Any losses from the line of business will have a negative impact on the Company's operating results.

The Company's Business May Be Adversely Impacted By Divestitures Of Lines Of
Business That May Affect The Company's Ability To Manage And Maintain The
Company's Business.

If and when acquisitions are made then we may divest ourselves of certain non-profit creating lines of the Company's business. In the future, we may undertake such divestitures. Such future divestitures could involve a number of risks, including: - the diversion of the attention of management and other key personnel; - disruptions and other effects caused by the divestiture of a line of business on the Company's culture, product and service delivery methodology and other standards, controls, procedures and policies; - customer satisfaction problems caused by the loss of a divested line of business; and - the decreased diversification of the Company's product lines caused by the divestiture of a line of business may make the Company's operating results subject to increased market fluctuations. In addition, any divested line of business could significantly outperform relative to the Company's expectations.

If The Company is Unable To Protect Customer's Intellectual Property, We May
Lose A Valuable Product Line Or May Incur Costly Litigation To Protect The
Company's Rights.

At times, we may be notified that we may be in violation of intellectual property held by others. An assertion of patent infringement against the
Company, if successful, could have a material adverse effect on the Company's ability to sell the Company's products, or could require a lengthy and expensive defense that could adversely affect the Company's operating results.

Shareholder Loss Might Result From No Market Studies.

The Company has relied on the assumptions, considerations and judgment of our directors, management and officers in the formation of our business plan. No formal independent market studies concerning the demand for our proposed services and products have been conducted or proposed. We have not engaged any independently qualified financial consultants and advisors in the carrying out of an analysis of the effects and consequences this sale of Common Stock may have on the present and future operations of the Company, the ability of the
Company to obtain funds or financing or the variations in share price due to additional shares being available for sale.

                                       12

RISK FACTORS RELATED TO BEING A BELIZE CORPORATION: Effect Of Changes In
Belize Laws Could Negatively Impact Shareholders.

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

Because The Company, Without Shareholder Approval, Can Issue Shares With
Rights Superior To Those Of Common Shareholders, The Rights Of Common
Shareholders Can Essentially Be Eliminated.

Because the Company, without shareholder approval, can issue additional shares with rights superior to those of common shareholders, a common shareholders right can essentially be eliminated through dilution to an insignificant percentage of ownership of the outstanding securities. The board determines the rights and preferences of shares at the time of issuance. This dilution that may occur by the Company issuing newly issued shares with multiple votes per share.
However, newly issued shares are not planned to have multiple votes.

Because The Company's Articles Of Association Provide That These Securities
Of An Investor Will Be Subject To A Lien For Any Money Owed By An Investor To
The Company, The Company May Have Difficulty In Persuading Broker/ Dealers To
Make Markets In The Company's Securities.

The Company's articles of association provide that the Company will have a lien on an investor's securities for all money owed to the Company by the investor.
As such, the shares may be subject to attachment and sale at anytime an unpaid debt is owed to the Company. Because an orderly market requires the transfer of unencumbered, unrestricted shares and because the foregoing provisions impedes both orderliness, market makers may be reluctant to make a market in the
Company's securities. This could result in an investor's inability to sell or transfer his securities.

Loss May Result From The Company's Articles Of Association Which Provide That
The Board Of Directors May Decline To Register Any Transfer Of The Securities;
The Company May Have Difficulty In Persuading Broker/Dealers To Make Markets In
The Company's Securities.

The Company's Articles of Association provide that the Company's board of directors may decline to register any transfer of the Company's securities.
Because an orderly market requires the unconditional transfer of securities and because the foregoing provisions impedes the unconditional transfer of securities, market makers may be reluctant to make a market in the Company's securities. This could result in an investor's inability to sell or transfer his securities.

Indemnification Of Officers And Directors For Securities Liabilities Could
Create Loss of Return on Investment for Shareholders.

The laws of Belize provide that the Company could indemnify any Director,
Officer, agent and/or employee as to those liabilities and on those terms and conditions as provided for by law. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the
Company has been advised that in the opinion of the Securities and Exchange
Commission, indemnification is against public policy as expressed in the
Securities Act of 1933, as amended, and is, therefore, unenforceable.

Shareholder Loss Might Result Because A U.S. Citizen Who Purchases Shares Of
Common Stock May Have Difficulty In Enforcing His Rights Against The Company.

The Company is incorporated under the laws of Belize. Further, all of the
Company's assets are located in Belize. As such, a U.S. citizen may have difficulty in enforcing his rights against the Company. In the event that a shareholder sues the Company in the United States and obtains a judgment in federal or a state court, the shareholder may find that it is impracticable or impossible to enforce his judgment in Belize, unless he travels to Belize to do
so. Further, Belize laws do not grant much, if any, protection to consumers in general. Accordingly, it is quite possible that any judgment obtained against the Company outside of the United States will be unenforceable in Belize.

The International Business Company Legislation Enacted In 1990 By Belize,
Central America, The Company's Country of Incorporation, May Impact Investor's
Holdings.

Since Belize IBC law is designed to protect the Company, it may not protect the shareholders. The key features of the Belize act are as follows: no income tax, stamp duty, estate taxes, capital gains or withholding tax: having only one shareholder/subscriber permitted; share may be held by corporations or trusts; a single director allowed which may be a corporation or trust; on-disclosure of beneficial owners; bearer shares permitted - shares maybe issued without par value; IBC'S can be used for financial management, investment holding, ship or property ownership, share ownership of other companies, leasing of assets, copyrighting and/or licensing as well as general commercial trading no exchange control; private label company availability; low fees for setup and renewal; no statutory accounting or auditing records need to be filed in Belize; no minimum capital requirements. Minimal restrictions: cannot carry on business with residents of Belize; cannot own real estate in Belize; cannot operate as a bank or an insurance company unless an offshore banking license is granted; cannot provide Registered Office Or Serve As Registered Agent; An IBC must maintain a
Registered Agent and a Registered Office in Belize. Also, governing law does not require that shareholders elect all directors.

Shareholder Rights May Be At Risk As A Result Of The Company Organizing In
Belize, Central America.

In Belize, there is no established body of corporate law on which shareholders can rely for clarifying and protecting their rights. These rights differ materially from typical rights of investors in U.S. companies. For example,

        (1) Shareholders do no have the right to approve mergers and sales of substantially all of the Company assets by a vote of the majority of common shares outstanding, and

        (2) Appraisal rights do not exist by law. (In Belize, there is not an established body of law upon which shareholders can rely for clarifying and protecting their rights.)

The Company lacks offices in the United States. Most of Company directors and officers reside outside the United States. Therefore, it may be difficult to serve process upon them in the United States or to collect upon a judgment obtained in the United States against them There is doubt as to the enforceability of liabilities predicated on U.S. federal securities laws determined in original actions in Belize and judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws are not enforceable inBelize. Moreover, no treaty exists between the United
States and Belize for thereciprocal enforcement of foreign court judgments.
Consequently, the Company American shareholders may be effectively prevented from pursuing remedies under U.S. federal securities laws against the Company, its officers and directors.

Company Operations May Suffer Loss Relative To Currency Fluctuations And Foreign
Exchange Controls Yield A Loss For Shareholders.

As part of the Company's ordinary business operations, the Company will be required to make purchases from suppliers. The Company may be required to accomplish such purchases through the use of foreign currencies other than the
United States dollar. As a result, fluctuations in exchange rates of the United
States dollar against foreign currencies could adversely affect the Company's results of operations. The Company may attempt to limit its exposure to the risk of currency fluctuations by purchasing forward exchange contracts that could expose the Company to substantial risk of loss. In such a transaction, the Company would purchase a predetermined amount of foreign currency to ensure that the
Company in the future will own a known amount of such currency to pay for goods at a predetermined cost. The Company believes that the use of such transactions will successfully allow the Company to better determine costs involved in its operations, and thus better manage currency fluctuations. There can be no assurance that the Company will in the future successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

Investors May Suffer Loss From Political Policies And Foreign Operations Of The
Company.

The Company anticipates dealing with international companies in the future. The
Company's operations may be affected by economic, political, governmental, infrastructure and labor conditions in countries where the Company operates and/or has contractual relationships with other international companies.

Investors Rights To Litigation Are Limited.

Investors cannot bring actions under the civil liability provisions of the U. S.
federal securities laws against the Company; it's officers, directors and experts.
Investors cannot affect service in the United States against the Company; it's officers, directors and experts. Investors cannot enforce judgments obtained in a U. S. court against the Company, it's officers, and directors and experts based upon the civil liability provisions of the U. S. Federal securities laws.
Investors cannot enforce, in the Belize Courts, judgments of U. S. Courts made under the civil liability provisions of the U. S. federal securities laws against the Company, it's officers, directors and experts. Investors cannot bring an original action under the civil liability provisions of the U. S. federal securities laws in the Belize Courts.

Shareholders Might Suffer Loss Because Belize Is Not Considered An Independent
Country.

Mexico and Guatemala now recognize Belize as an independent country. However, that recognition is the result of economic pressure by the United States and the
British Government's willingness to send their troops to protect Belize's Border with Guatemala. There can be no assurance that neither Mexican nor Guatemalan recognition of Belize would continue, without the protection of the United States and Great Britain. If an invasion occurred, Belize's history of political stability would end. Business would be impossible to conduct in Belize.

The Company, And Its Shareholders, Has Suffered Loss Because Belize Is Subject
To Annual Hurricanes.

In 2001, a Force IV Hurricane destroyed most of the buildings in the Toledo
District of Belize, including the Company's office in Punta Gorda Belize. As with any natural disaster, Hurricanes cause economic lose and some of this loss must be borne by the Company.

The Belize Economy Is Highly Dependent Upon Tourist Travel, The Loss Of Which
Could Create Loss For Company Investors.

The primary attraction for foreign tourists is the Belize Reef, which is the second largest reef in the World. The Belize Reef is dying. Without the Belize
Reef to attract Tourists, the Belize Economy may go into a serious recession.
Such circumstances could create loss for the Company and its shareholders.

Shareholders And The Company Could Encounter Loss Due To The Poverty In Belize.

Like most Central America countries, Belize faces high unemployment problems and limited employment prospects for a rapidly growing workforce. Belize has the highest rate of people who are HIV positive in Central America. The AIDS Public
Health problem can't be met with the resources currently available to Belize.
Theft and disease from potential employees of the Company might create loss for the Company and investors.

Shareholders And The Company Could Encounter Loss Due To The High Crime In
Belize.

Belize City and Dangriga have crime rates equal to New York City, Los
Angeles or Chicago. Historically, most crime was petty theft. However, the spread of crack cocaine into these urban areas has lead to a significant increase in violent crime. The potential for violent crime discourages tourists and increases the risks in doing any type of business.

Shareholder Loss Might Result From Incomplete Knowledge Of Company Insiders.

The Company insiders' are entities whose purpose, activities and ownership are unknown to management. Without knowing the beneficial ownership of the Company, shareholders might not have necessary information to avoid loss of investment.

                       RISK FACTORS RELATED TO TAXATION:

An Investor May Not Be Able To Make A Beneficial Tax Election As A Result Of
The Company's Unwillingness To Provide Necessary Information.

There is a chance that the Company could become a passive foreign investment company. If that occurs an investor may be able to make favorable tax election, provided he is notified of the favorable tax status. The Company, however, has decided that it may or may not provide the information necessary for investors to make favorable tax elections. As a result, an investor may lose such favorable tax election.

If The Company Is Judged A Foreign Passive Investment Company, Investors May
Suffer A Loss From Tax Consequences To The Investor.

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section
1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC that can have significant tax effects on U.S.shareholders of foreign corporations.
These rules do not apply to non-US. share holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either

        (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or

       (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such
U.S. shareholder (the deferred tax charge regime and the Qualified Election Fund
"QEF" regime).

The following is a discussion of these two alternative tax regimes as applied to
U.S. shareholders of the Company. Both regimes, however, may apply if the shareholder makes the QEF election after the first year in which it owned stock in the PFIC.

A U.S. shareholder who elects in a timely manner (an "Electing U.S. Shareholder")
to treat the Company as a QEF, as defined in the Code, will be subject, under
Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's:

        (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and

       (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the
             Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to

        (i) generally treat any gain realized on the disposition of his or her
            Common Shares (or deemed to be realized on the pledge of his or her
            Common Shares) as capital gain;

       (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and

      (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.

If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedure with which a U.S. shareholder must comply in making an effective
QEF election will depend on whether the year of the election is the first year in the U.S. shareholder's holding period in which the Company is a PFIC. If the
U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder must elect to recognize

        (i) (under the rules of (S)1291 (discussed below), any gain that he would otherwise recognize if the U.S. shareholder sold his or her stock on the application date or

       (ii) if the Company is a controlled foreign corporation, the U.S.
            shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new
QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S.
shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the
Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Section 1291 of the Code will apply to

        (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and

       (ii) certain "excess distributions," as specially defined, by the Company.

A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S.
shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S.
Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionaly a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Certain special, generally adverse, rules will apply with respect to the
Common Shares while the Company is a PFIC whether or not it is treated as a QEF.
For example under Section 1298(b)(6) of the Code, a U.S. shareholder who uses
PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.
There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules,
U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United
States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and previously excluded
Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a U.S. person who is or was a United
States shareholder (as defined in the Code, a holder of Common Shares of the
Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the
Company, a more detailed review of these rules is outside the scope of this discussion.

The Shareholder May Suffer Loss By Reclassification Of The Company's Foreign
Personal Holding Company Status.

A foreign corporation will be classified as a foreign personal holding company
(an "FPHC") if

        (i) at any time during the Company's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock (by either voting power or value) (the "FPHC shareholder test") and

       (ii) the corporation receives at least 60% of its gross income (regardless of source), as adjusted, from certain passive sources (the "FPHC income test").

After its initial year of qualification as an FPHC, a corporation may remain an
FPHC even if only 50% of its gross income is FPHC income (i.e., passive income such as interest, dividends, etc.). The Company believes that it does not satisfy, and expects that it will continue to fail to satisfy, the FPHC income test. The
Company believes that the FPHC shareholder test also was not met prior to the
Offering and will not be met immediately after the Offering. However, due to a number of factors (including the FPHC stock attribution rules, possible change in residence by current indirect shareholders, and possible acquisition of Common
Stock by purchase, gift, or bequest by individuals related to or partners of current indirect shareholders) there can be no assurance that the Company will not become an FPHC in the future.

If the Company were classified as an FPHC, U.S. Holders (including certain indirect holders) would be required to include in income their pro rata share of the Company's undistributed FPHC income if they were holders on the last day of the Company's taxable year (or if earlier, the last day on which the Company satisfies the shareholder test). Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. In such a case, a U.S.
Holder would be entitled to increase its tax basis in the Common Stock by the amount of such deemed FPHC dividend. U.S. Holders who dispose of their Common
Stock prior to the date discussed above would not be subject to these rules.
Moreover, if the Company became an FPHC, United States persons who acquire
Common Stock from decedents would not receive a "stepped-up" basis in such
Common Stock. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent's basis. The Company will notify U.S.
Holders in the event that it concludes that it is classified as FPHC for any taxable year.

The Shareholder May Suffer Loss Resulting From The Company Becoming Liable For
Personal Holding Company Tax.

A corporation will be classified as a personal holding company (a "PHC") if

        (i) at any time during the last half of the Company's taxable year, five or fewer individuals own more than 50% of the corporation's stock
           (by value) directly or indirectly (the "PHC Shareholder test") and

       (ii) the corporation receives at least 60% of its gross income, as adjusted, from certain passive sources (the "PHC Income test").

However, if a corporation is an FPHC (see above) it cannot be a PHC.

The Company believes that it does not satisfy, and will continue to fail to satisfy, the PHC shareholder test. The Company believes that the PHC income test will not be met for the current taxable year and that it consequently will not be classified as a PHC. However, there can be no assurance that the Company will not become a PHC in the future.

A corporation classified as a PHC is subject to a 39.6% tax on its undistributed personal holding company income. Foreign corporations (such as the Company)
determine their liability for PHC tax by considering only (i) gross income derived from United States sources and (ii) gross income which is effectively connected with a United States trade or business (collectively, "U.S. Taxable
Income").

     RISK FACTORS RELATING TO MEETING UNITED STATES SECURITIES AND EXCHANGE
                            COMMISSION DEFINITIONS:

Loss Relative To The Stock Trading Requirements Of SEC Rule 144 May Impact
Shareholders.

Ninety percent (90%) of the Company's issued shares are insider shares. They are subject to Rule 144. This means that these shares cannot be sold for one year.
At the end of the one-year holding period, these shares would be subject to the
Insider Trading Rules that would limit the rate of sale of insider shares into the United States Market. However, any sale of insider shares will adversely affect the Company's share price. Should the Company issue shares in the future the additional shares would dilute present shareholder equity in the Company. The sale of such shares would adversely affect the Company's share price. While such insider sales would be subject to American Securities Laws, the result of such sales risks the loss in any investment made by shareholders in the Company's stock.

RISK FACTORS RELATED TO POLITICAL AND ECONOMIC STABILITY IN GLOBAL
OPERATIONS:

The Company Shareholders May Suffer Loss Related To International Operations And
Particular Operations In The PRC And Hong Kong As A Result Of Political And
Economic Developments.

Since the Company targets Asia and particularly the Peoples Republic of China as a business location, the shareholders may suffer loss doing business in China.
Pursuant to the Sino-British Joint Declaration, the government of the PRC began to exercise sovereignty over Hong Kong, effective July 1, 1997, through the Hong
Kong Special Administrative Region, which was established pursuant to Article 31 of the PRC constitution. The PRC has agreed that

        (i) Hong Kong's current social and economic system will remain unchanged for 50 years after July 1,1997, with the Special Administrative
            Region to be administered by local inhabitants under the PRC's
            "Basic Law," and

       (ii) the laws currently enforced in Hong Kong will remain largely in unchanged and foreign investment will be protected by the law.

There can be no assurance that the Basic Law as adopted in its present form will not be changed or interpreted in a materially adverse manner for the Company in the future or that any such changes or interpretations would not be given retroactive effect. As of December 2000, we were required by the government of the Hong Kong Special Administrative Region to comply with its laws and regulations in connection with the Mandatory Provident Fund ("MPF") to be set up for each of our employees. We believe that all of our operations in Hong Kong are in compliance with the relevant laws and regulations of the Hong Kong
Special Administrative Region, however, amendment of its existing laws and regulations may impose additional requirements and compliance with such laws and regulations may require us to incur significant capital expenditures or liabilities, which could create substantial financial burden and hence make it impractical, inefficient or impossible for us to conduct business in or from
Hong Kong.

The Company Shareholder may suffer loss from the PRC Exchange Controls and
Other Limitations affecting Security Holders.

There are no exchange control restrictions on the payment of dividends on the
Common Stock in Hong Kong. The shares of Common Stock of the Company are issued in the currency of the United States. Should the Company decide to take on purchases and sales for or with our customers in the currency of the PRC, the
Renminbi, we would subject ourselves to dealing with a currency that is not freely convertible into foreign currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. Prior to January 1, 1994, the PRC had a dual exchange rate system, which consisted of the rate fixed time-to-time by the PRC State Administration of
Exchange Control (the "SAEC") and the rates prevailing in the various swap centers around the country (the "Swap Rates"). In most cases, foreign enterprises satisfied their need for foreign currency through such means as exporting products for foreign currency, selling "import substitute" products in the PRC for payment in foreign currency, or accessing a swap center. Among the more widely used Swap Rates was the rate at the swap center in Shanghai.
Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in the PRC to replace the previous dual-track foreign exchange system, which was abolished pursuant to the Notice of the People's Bank of China
Concerning Further Reform of the Foreign Currency Control System (the "PBOC
Notice"). The conversion of Renminbi into U.S. dollars must now be based on the rate set by the People's Bank of China, which is set based on the previous day's
PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. In furtherance of these currency reforms, the China Foreign Exchange Trading Center (the "CFETC") was formally established in Shanghai and began operating in April 1994. The establishment of the CFETC was originally intended to coincide with the phasing out of the swap centers. However, the swap centers have been retained as an interim measure and it is envisaged that the local swap centers will be phased out gradually.

Currently, foreign investment enterprises ("FIEs") in the PRC (including
Sino-foreign equity and co-operative joint ventures) are required to apply to the local bureau of the SAEC for "foreign exchange registration certificates foreign investment enterprises." Upon the presentation of appropriate documentation, FIEs may enter into foreign exchange transactions at swap centers, or in the future, in the event the unitary exchange rate system is implemented as anticipated, through the unified market when all swap centers are consolidated under the CFETC. On January 29, 1996, the State Council promulgated the Regulations of the People's Republic of China Regarding Foreign Exchange
Control (the "Regulations") that came into effect on April 1, 1996. Pursuant to the Regulations, conversion of Renminbi into foreign exchange for current account items is permissible. Conversion of Renminbi into foreign exchange for capital items, such as direct investment, loans or security is still under the sole jurisdiction and requires approval of the SAEC.

As a result of the adoption of the unitary exchange rate system on January 1,
1994, the official bank exchange rate for Renminbi to U.S. dollars experienced an immediate devaluation of approximately 50% to US$1.00 .2 = Rmb 8.7000. Any future volatility or devaluation of the Renminbi could have a material adverse effect on our business, results of operations and financial condition.

As we have not entered into any Renminbi-denominated purchases or sales for or with our customers, we currently do not have to obtain any required approvals for the conversion and remittance abroad of foreign currency necessary for the operations of any of our business in the PRC. However, if we do transact business in Renminbi in the future and obtain the required approvals, such approvals do not guarantee the availability of foreign currency, and no assurance can be given that we will be able to convert sufficient amounts of foreign currency in the PRC's foreign exchange markets in the future at acceptable rates, or at all, for the repayment of debt, payments of interest, purchases of equipment or payment of dividends, if any, and payments for services and other contracts.

All of our sales and purchases for and with customers will be denominated in
U.S. Dollars. If we were to transact business in Renminbi or other currencies, we would subject ourselves to a variety of risks associated with changes among the relative currency values. We do not currently hedge our foreign exchange positions. Since 1983, the Hong Kong government has maintained a policy of linking the U.S. Dollar and the Hong Kong Dollar at an exchange rate of approximately HK$7.75 to US$1.00. There can be no assurance that such link will be continued, although we are not aware of any intention of the Hong Kong government to abandon such link. The PRC government sets the exchange rate between the Renminbi and all other currencies. Over the last five years, the
Renminbi has experienced significant devaluation against most major currencies.
If the value of the Renminbi (if we were to transact business for or with our customers in Renminbi) or the Hong Kong Dollar decreases relative to the U.S.
Dollar, such fluctuations may have a positive effect on our results of Renminbi relative to the U.S. Dollar would increase our expenses and therefore would have a material adverse effect on our business, financial condition and results of operations.

Political And Economic Instability In The PRC May Result In Loss To The
Company Shareholders.

Since 1979, the PRC adopted an open-door policy and the country is gradually shifting itself towards a more market-oriented economy. Such reforms have resulted in significant economic growth and social progress. Many of the reforms are unprecedented or experimental and will be refined and improved upon. The reforms over the past 20 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. We are operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous to us.
However, there is no guarantee that such reforms will benefit us immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on our business and operations in the future.

The Legal And Regulatory Framework Of The PRC Could Create Losses For The
Company Shareholders.

The National People's Congress, or its Standing Committee, is responsible for the passing of new laws of the PRC and any amendments thereto. The PRC legal system is based on written statutes. Court judgments are therefore not legally binding - although judges in subsequent cases will often make reference to them in forming their judgment. The interpretation of the PRC laws may be subject to policy changes reflecting the domestic, political and social developments at the time. Since 1979, to facilitate foreign investments and to meet the needs of investors, the PRC government has been developing and modifying its economic systems by promulgating a series of economic related laws and regulations. As the legal system of the PRC keeps evolving, the promulgation of new legislation, the changes to existing laws and regulations and the precedence of national laws over local regulations may have negative impacts on foreign investors. Although throughout the past 19 years, the legal system of the PRC in general has been evolving in favor of foreign investors, there is no guarantee that the changes and modifications of laws and regulations in future will be advantageous to foreign investors as in the past. Therefore uncertainty therefore exists as to changes to and/or development of any PRC laws and regulations and of the legal system itself. There is no assurance that any change in and interpretation of the PRC laws and regulations in future will not have any adverse effect on our business and prospects.

The Company Is Subject To Risks Of Operating Internationally; Therefore
Shareholders Are Accepting A Global Business Risk.

We expect to derive a significant portion of the Company's total revenue from customers outside the United States. The Company's international sales are subject to significant risks and difficulties, including: - unexpected changes in legal and regulatory requirements and in policy changes affecting the Company's markets;
- changes in tariffs and exchange rates; - political and economic instability and acts of terrorism; - difficulties in accounts receivable collection; - difficulties in staffing and managing international operations; and - potentially adverse tax consequences, such as the World Trade Organization's dispute against the U.S. Foreign Sales Credit.

ADDITIONAL RISK FACTORS:

Shareholder Loss May Result From Poor Management of Potential Growth. The
Company's ability to manage future potential growth, if any, will require a continual process of implementation and improvement in our operational, financial and management information systems and control; employment and effective training of its new employees, including management, marketing and technical personnel; and also proper motivation and management of our new employees so as to allow our overall operations to flow effectively and to integrate them into our corporate culture. Although the directors and officers have previously contributed to the growth of other companies, there can be no assurance that our management will be able to achieve similar or identical results and performances successfully. If the Company fails to manage future potential growth effectively or lose the services of one or more of our key personnel, we would incur a material adverse effect on our results of operations and our ability to execute our business strategy.

Shareholders Cannot Be Assured Of The Company's Ability to Attract and
Retain Qualified Personnel.

Our ability to attract and retain qualified personnel is critical to the implementation of our business plan. No assurances can be given that we will be able to retain or attract such qualified personnel or agents to implement our business plan successfully. If for any reason, the Company were unable to attract and retain the qualified personnel necessary, ability to implement the business plan would be adversely affected.

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
address is Suite 408, Calle Cleofas Ruiz #853-B, Zona Centro - C.P. 22710,
Playas De Rosarito, B.C., Mexico. EFHC business operations are located outside the United States. EFHC's representative in the United States is located at 1296 E.
Gibson Road, #149, Woodland, CA, 95776, USA. The U.S. telephone number is
888-450-3342.

B. BUSINESS OVERVIEW

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

The Company identifies foreign and United States companies that can carry out an expansion program designed to groom them for sale or merger with an industry giant. EFHC will assist the client in becoming a reporting company and listing with the NASD OTCBB for trading. Shares of the client company will be sold to public and private investors to arrange a funding of up to $10 million. EFHC will then work with the client company for the period. EFHC will assist with developing sound growth, shareholder value, and investor relations. Shares in the name of principals of the client company will be pooled and vaulted for five years. The pooling and vaulting agreement will be designed to protect new shareholders; however, this agreement may be modified at any time by unanimous vote of all parties to the pooling and vaulting agreement. Because the parties pooling and vaulting their shares may modify the pooling and vaulting agreement, shareholders not party to the agreement may suffer significant adverse effects, specifically a material decline in their share value. EFHC has represented this program to some potential clients under the name "Advantage 2000 Program." EFHC representatives and strategic partners may use other names for the program.

The Company markets its services through a global network of business representatives. Representatives are freelance consultants who provide client referrals to EFHC on a commission basis. The representative refers clients to
EFHC. The representative can:

        (1) simply refer clients to EFHC, or

        (2) refer the client, help the client provide underwriting documentation and assist with the client investor relations program after equity investments are obtained.

Representatives act as a strategic partner to EFHC, usually located outside of the United States. They are generally in the business of assisting companies with venture financing. EFHC and the strategic partner jointly venture to assist companies. EFHC pays referral fees to strategic partners identifying client companies and strategic partners participate in the fees for services provided on a shared basis. The fees for services will be mutually agreed upon. EFHC and the strategic partner will agree on a fee, scope of work, tasks and roles in advance of commencing services for the client. Strategic partners are being sought in various parts of the world including Australia, China, Cypress,
England, Germany, India, Pakistan, Singapore, and the United States. EFHC is
also seeking to develop strategic partner relationships with Venture Capital companies throughout the world. EFHC has no assurances that it can attract strategic partners, representatives or additional clients.

As of December 31, 2001, the Company has three clients: QVP International Ltd.,
International Technology Enterprises Ltd. and Hacienda International Resorts
Ltd. To date International Technology Enterprises Ltd. and QVP International
Ltd. have become reporting companies and no companies have received equity investments through the efforts of the Company. There is no assurance that any of these companies will remain a going concern.

If EFHC is able to increase its capital resources, either through a debt or equity financing, the Company may seek to grow through the acquisition of
Management Consulting or other Firms whose clients need EFHC's help. However, management can provide no assurances that such financing will be available to the Company or that suitable acquisition or merger candidates will be identified.

The Company plans to reinvest profits, if received, and does not envision the payment of cash dividends to stockholders. The Company does plan to pay non-cash dividends in client companies to EFHC shareholders. However, since inception, three non-cash dividends in client companies have been paid to EFHC shareholders and no assurances can be provided that such dividends will be paid in the future.

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

FINANCIAL RESULTS

The Company had a net loss of $360,576 for the year ended December 31, 2001 compared to the net loss of $297,287 for the year ended December 31, 2000, a net loss of $236,109 for the year ended December 31, 1999 and a net loss of $341,578 for the period from inception (March 6, 1998) to December 31, 1998. The increase in the current year loss of $63,289 or 21.2% and the increase in loss for year
2000 of $61,178, or 25.9%, relates primarily to an increase in professional fees and foreign license fees. The reduction in the 1999 loss compared to 1998 of
$105,469, or 30.9%, relates primarily to a reduction in professional fees and referral fees. These reductions in 1999 were offset by an increase in salary expense, which covered a full year in 1999.

To date the Company has not been successful in meeting the milestones that would allow for revenue recognition. Accordingly, revenue includes other consulting fees related to services provided on an ad hoc basis to clients not enrolled in the Advantage 2000 Program.

The Company incurred $50,947, $50,283, $2,171 and $128,737 in professional fees during the years ended December 31, 2001, December 31, 2000 and 1999 and for the
period from inception (March 6, 1998) to December 31, 1998, respectively.
Changes in the level of professional fees relate to the timing of external reporting requirements and to changes in the level of Company operations. In addition, 1998 fees reflect costs associated with starting the business and SEC registration. No referral fees were collected in 2001, no change when compared to 2000 as no referral clients were accepted in 2001, 2000 or 1999 under arrangements requiring the payment of a referral fee to a third party. These expense reductions in 1999 were offset by an increase in salary expense related to the fact that 2001, 2000 and 1999 included twelve months and the initial operating period in 1998 included approximately 10 months.

The Company's financial position reflects nominal assets and negative working capital. At December 31, 2001, December 31, 2000 and 1999, obligations in accounts payable included a $42,750 refund due to a former EFHC recipient of services terminating receipt of services from EFHC and thereby increasing the amount of trade payables by $34,757 and $22,753, respactively .Trade payables decreased at December 31, 2001 to $63,004, an 8.6 decrease over year 2000. In
2001 and 2000 trade payables is also due to increase in operating expenses during 2001 and 2000 compared to 1999. Deferred revenue increased by $103,515 as of December 31, 2001 compared to $95,000 as of December 31, 2000. This increase relates to retainer amounts received from a client during 2001. The $45,000 in work in process as of December 31, 2000 relates to a commission paid in connection with obtaining the retainer.

The total shareholders' deficit is $421,313 as of December 31, 2001 and $270,163 at December 31, 2000 compared to $179,726 at December 31, 1999. The shareholders' deficit has been reduced by the value of services provided to the
Company by its principals without compensation. Such amounts are reflected in additional paid-in capital. Basic and diluted loss per share was $0.07, $0.06,
$0.07 and $0.07 for the years ended December 31, 2001, December 31, 2000 and
1999 and the period from inception (March 6, 1998) to December 31, 1998, respectively. The reduction in the loss per share in 1999 compared to 1998 is attributable primarily to lower professional fees and larger number of outstanding shares brought about by the sale of 514,900 shares of common stock to A&A International Industries. The weighted average common shares outstanding during each period was 5,149,000, 5,149,000, 5,065,770 and 4,587,910,
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

FUTURE CASH FLOWS

The terminating client referenced previously has requested the return of unearned advances totaling $42,750. Accordingly, unearned advances equal to this amount have been reclassified and reflected in accounts payable in the financial statements for the years ended December 31,2001, December 31,2000, and 1999 .The repayment of unearned advances will have a negative impact on future cash flows.
Due to the limited operations reflected in the financial statements (from inception to December 31, 2001), the cash flows for these periods might not be indicative of cash flows in future period. The repayment of unearned advances related to the client termination, other client termination and/or other events might negatively impact the Company's cash flows in future periods. Management has considered the required cash outflows and loss of future revenues related to the terminated client in assessing the Company's ability to sustain operations, as outlined below.

B. LIQUIDITY AND CAPITAL RESOURCES

As noted in the financial statements for the years ended December 31, 2001,
December 31, 2000 and 1999 and the period from inception (March 6, 1998) to
December 31, 1998, the Company has incurred significant operating losses and has limited cash resources. Management continues to operate under a plan designed to generate cash for operations from the

        (1) acquisition of additional clients, and

        (2) additional debt or equity financing,

        (3) exercise of the warrants, and

        (4) Merger with or Acquisition of other corporations.

In years 2001, 2000 and 1999, the Company revised the fee collection methods related to the Advantage 2000 Program. Previously, the Company required a
$45,000 fee deposit prior to providing services to the client. Management found the initial capital outlay presented a significant obstacle to obtaining Program participants. Under the revised fee collection method operational during 2000, total cash compensation for the Program was $250,000. After an initial payment of $15,000, the client remits payments of $10,000 to EFHC on the first of each month to a maximum cumulative total of $100,000. No further payments beyond the cumulative total of $100,000 are due until the company trades its stock on the
NASD OTCBB. At that time, $150,000 dollars is due and payable by the client to
EFHC.

Currently, three (3) clients are enrolled in the EFHC Advantage 2000 Program and no prospective clients are reviewing the Company's product.

While Management believes that the plan of operations in place is viable, the
Company's ability to obtain additional clients or financing cannot be assumed or assured. Accordingly, substantial doubt about the Company's ability to continue as a going concern exists.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Not Applicable

D. TREND INFORMATION

The most significant recent trend for the Company is the refocusing on marketing to international clients by breaking EFHC consulting services into individually priced items as opposed to selling only the Advantage 2000 program. As a result, more services may be marketed and additional revenue could be anticipated. Other significant recent trends in production involve acquisition of additional legal professional services for assistance with client Securities and Exchange
Commission filings, focus of sales through expansion of the representative and strategic partner networks, and the attraction of more clients in year 2002.
Service delivery costs have increased as a function of additional professional services, but management is working to keep increases to a minimum. Currently, there is an economic downturn in international business; the Company may not be able to attract new clients wishing to avail themselves of management consulting services or equity opportunities. Therefore, the Company may loose competitiveness and may be required to develop other strategies for financial survival. The trend to phase out the OTCBB in favor of the new BBX stock exchange may have negative impacts on the Company. Compliance with the new listing requirements by the Company cannot be assured. The Company will focus on achieving a stock market listing on a European or Asian Stock Exchange.

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

        (1) acquisition of additional clients,

        (2) additional debt or equity financing or

        (3) exercise of currently outstanding warrants, or

        (4) Merger with or acquisition of other corporations.

The Company's ability to obtain additional debt or equity financing and the exercise of options cannot be assumed or assured. Accordingly, management's plans focus primarily on continuing operations using proceeds generated from the acquisition of new client companies and from the provision of consulting services, but also to seek expansion through merger with or acquisition of other corporations providing access to potential revenue, equity or debt opportunities.

The Company continues to market itself to potential client companies, both directly and through its sales representative and strategic partner networks.
The Company is currently reviewing the qualifications of three companies
(pipeline companies). Management will only provide services to qualified companies. A qualified company is one that management believes will be successful in obtaining equity capital. Accordingly, management estimates that only one to two of the pipeline companies will ultimately prove to be qualified companies. Management is unable to provide an estimate of the number of qualified companies, if any that will ultimately become client companies.

EFHC has never received a referral from a venture capital company nor have any venture capital companies agreed to refer clients to EFHC. Only three (3) EFHC sales representatives have referred potential clients to EFHC.

Management estimates that receipt of initial deposits from one (1) additional client companies in 2002 will provide sufficient cash flows to service client companies and sustain operations for a reasonable period. While management believes it will be able to achieve these sales, no assurances can be provided that this will occur.

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

However, management believes that the Company's operations can continue without the immediate exercise of such warrants and that the plan currently in place is viable and has a reasonable capability of allowing the Company to sustain operations and meet its financial objectives. The plan includes increasing revenues and closely monitoring costs. Additional focus is being given to the acquisition and management of international resort properties with an eye toward marketing them as time share properties.

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

PLAN FOR LIQUIDITY AND CAPITAL RESOURCES

The principal sources of cash to operate the Company are anticipated to be generated from the Company's operations. The Company believes that based upon current levels of operations and anticipated growth, it will be able to satisfy its ongoing cash requirements through the end of fiscal 2002 primarily with cash flow from operations plus contributed capital.

Bank loans or borrowing may be necessary to supplement cash flow generated from operations. Borrowings to date have been from the EFIC. No assurances can be provided that necessary loans will be available to the Company, and if such loans are available, no assurances can be provided as to what the costs would be for these funds.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

The Company's Board of Directors consists of five (5) directors. Each director is elected by the shareholders of the Company and will serve until the next annual meeting or until a successor is elected or appointed. Executive officers are appointed annually and serve at the discretion of the board of directors. There are currently no arrangements or understandings between or among any of the above persons pursuant to which they were selected as director or executive officer. The Membership of the Board of Directors for 1 January to
31 December 2001 was as follows:

   Name                 Position              Country    Off-Board     Activity
--------------------------------------------------------------------------------
Jack L. Mahan, Jr.      President/Secretary     US      Management    Consultant
James A. Bishop         COO                     US      Management    Consultant
William Cate            Chairman                BZ/US   Management    Consultant
King Kwok Yu            Director             Hong Kong  Management    Consultant
Ian N. Collins          Director                UK      Management    Consultant

The principal managers of the Company have experience with business start-up, management financing, consulting, credit underwriting, and public corporation growth and development. J. Mahan is president, with four years experience in the
Company, and J. Bishop is COO, with four years experience in the Company. They have managed the Company from its inception. None of the managers or the board members has any familial relationship. There are no arrangements of understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. COMPENSATION

As per the recommendation of the EFHC Board of Directors Compensation Committee
meeting held in December 2001 in Hong Kong, the Company disclosed the information below to its shareholders through the proxy solicitation and at the annual shareholders meeting held on December 30, 2001.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2001 and the three (3) preceding years of the
Company's existence, there was no compensation paid by the Company to its directors as a group. In the year 2002, the directors may receive compensation in the amount of $100.00 per month and $500.00 for each board of directors meeting that they attend. This applies to directors who are not paid a salary by the Company. Board members will be reimbursed for all travel expenses for the general annual meeting. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

COMPENSATION OF OFFICERS

For the year ended December 31, 2001 and the three (3) preceding years of the
Company's existence, there was no compensation paid by the Company to its officers. The estimated value of services contributed by the Company's Officers has been recorded in additional paid in capital. The Company has developed a formal strategic policy regarding the compensation of its executives and officers that will be implemented when profitable operating results are achieved and appear sustainable. This policy is intended to ensure executives a total compensation package that is commensurate with their skill and experience. In addition to salary, each officer will receive a benefits package including medical, dental, vision, liability and life insurance. J. Mahan, Jr. and J. A.
Bishop, as President/Secretary and COO/Director, respectively, will each receive an annual salary of $100,000. W. Cate, in his capacity as Chairman, will receive an annual salary of $12,000.00. The eventual aggregate salary paid to the officers, excluding the management benefits package described above, will be
$212,000. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Company.

C. BOARD PRACTICES

The experience and committee assignments of the Company Board of Directors are described below. The Company has been in existence for approximately 4 years.

Years Experience and Committee Position:
----------------------------------------
Name                    Position                Years               Committee
-----------------------------------------------------------------------------
Jack L. Mahan, Jr.      President/Secretary       4                 Executive
James A. Bishop         CFO/Director              4                 Executive
William Cate            Chairman                  4                 Executive
King Kwok Yu            Director                  2             Audit/Compensation
Ian N. Collins          Director                  3             Audit/Compensation

The Board of Directors meets on a quarterly basis, or more often at the discretion of the Chairman. An executive committee of three directors is authorized to meet at its discretion. A quorum is necessary for voting. Each
Board Member is provided one vote. Votes may be cast in person, by teleconference/videoconference, fax, or email. Year 2001 Board Meetings were held in United States and Hong Kong. The Board Audit and Compensation Committees
met in December of 2001, in the Hong Kong, prior to the Annual Shareholder
Meeting. The Annual Shareholders meeting is generally scheduled for December of each year.

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

The 2001 annual shareholders meeting was conducted December 30, 2001 in Hong
Kong. At this meeting, Mr. Mahan was elected to the office of Chairman of the
Board of Directors and Mr. Bishop to the office of Secretary of the Board.
Additionally Mr. Chan Kai Hon (Roy),49 years of age whose profession is that of a Management Consultant, of Hong Kong, China, was elected to the Board to replace the retiring William Cate. Mr. Hon was appointed to the audit committee and the compensation committee. The election was effective January 1, 2002. The other directors were elected to continue in their present positions.

As a new Board Member, Mr. Roy, Chan Kai Hon's background is as follows: Chan
Kai Hon received his Bachelor of Arts in Administrative Studies from York
University, Toronto (Canada) in 1979, and a Certificate of Computer Programming
from Control Data Corporation, Toronto (Canada) in 1979. Since 1979 Mr. Chan
held the position of Sales Manager for Fairmont Industries Limited (Hong Kong).
The position at Fairmont required Mr. Chan to develop new markets and sales programs for the sales and marketing of Silk Garments worldwide. Mr. Chan was recruited as an EDP Department Manager in 1981 for Joyce Boutique (Hong Kong).
He was charged with the responsibility of developing Computer Software Programs for the Boutique's Point-of Sales, Inventory and Accountings Systems. Mr. Chan
started his owner Computer Business that provided total solutions of hardware and software for Companies in Hong Kong and in the People's Republic of China.
In 1987, Mr. Chan moved to Toronto, Canada and worked for Kitronics, a Computer
Hardware Company that was involved in the sales of Personal Computers. Mr. Chan, in 1990 was involved as a free agent for many Companies in the USA and Canada, representing them in the purchases of various kinds of products from The
People's Republic of China. In 1997, Mr. Chan was invited to start a financial planning and consultancy service Company (Honmark Company Limited (Hong Kong), the Company had since been dormant and no business transactions had ever taken place). Mr. Chan had since been providing advisory service to the Hung Yeung
(translated only) Electrolyte Copper Manufacturing Company in the People's
Republic of China.

D. EMPLOYEES

The Company has no employees. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Company.

E. SHARE OWNERSHIP

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
                Director                    Cost of $3,000.

26-Dec-00     CATE, WILLIAM     * 1,000       EFHLF (ORD)   Purchased at $1.75/Share.
                Director                    Cost of $1,750.

23-Oct-00     CATE, WILLIAM     * 3,500       EFHLF (ORD) Purchased at $0.75/Share.
                Director                    Cost of $2,625.

2001-02-07    CATE, WILLIAM     * 1,500       EFHLF (ORD) Purchase at $3.125/share.
                Director                    (Cost of $4,687)

*Insider & restricted shareholder transactions reported over the last year
(HTTP://FINANCE.YAHOO.COM/Q?S=EFHLF.OB&d=t). EFHLF is the NASD OTCBB trading symbol for EFHC shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following is provided regarding the Company's major shareholders; that is, the beneficial owners of 5% or more of the Company's common share voting securities. Provided are the names of the major shareholders, and the number of shares and the percentage of outstanding shares of the common shares owned by each of them as of December 2001.

EFHC REGISTRANT NAME                               COMMON SHARES   PERCENTAGE

Equity Finance International Corporation, Belize, C.A.  1,588,416       30.84%
Equity Finance Information Systems, Belize, C.A.        1,180,333       22.59%
Augen Opticien GMBH of Honk Kong Ltd., Belize, C.A.     1,133,525       22.01%
International Money School, Belize, C.A.                1,133,525       22.01%

The Company's major shareholders do not have different voting rights.

B. RELATED PARTY TRANSACTIONS

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

William Cate, director, has filed disclosures of interest with the
Securities and Exchange Commission. These are exhibited on the EDGAR Internet service and HTTP://FINANCE.YAHOO.COM/Q?S=EFHLF.OB&d=t. The filings are as follows:

29-Dec-00       CATE, WILLIAM      * 2,000      EFHLF (ORD)     Purchased at
                Director                      Cost of $3,000.   $1.50/Share.

26-Dec-00       CATE, WILLIAM      * 1,000      EFHLF (ORD)     Purchased at
                Director                      Cost of $1,750    $1.75/Share.

23-Oct-00       CATE, WILLIAM      * 3,500      EFHLF (ORD)     Purchased at
                Director                      Cost of $2,625    $0.75/Share.

2001-02-07      CATE, WILLIAM      * 1,500      EFHLF (ORD)     Purchase at
                Director                     (Cost of $4,687)   $3.125/share.

Mr. James A. Bishop, Director and Officer, has disclosed the purchase of the Company shares as of 16 August 2000 totaling less than 1% of the Company shares. His son, Christopher Bishop, is also the beneficial holder of less than
1% of the Company shares.

Certain Directors of the Company are the directors of EFIC, QVPI, HIRL and
ITEL. QVPI, HIRL and ITEL are startup companies with nominal assets. These companies were formed by EFHC on behalf of Program clients. At December 31,
2001, these Directors represent the beneficial owners of approximately 31% of the
Company's shares and approximately 10% of the shares of QVPI, HIRL and ITEL.

During 1998, the Company distributed 4,634,097 shares valued at US$.001 per share to EFIC to partially repay principal and interest outstanding on a related party note payable. Equity Finance International Corporation has provided capital to the Company and in return has received an unsecured note, plus accrued interest, totaling $60,063 at 31 December 2001. A note has been provided to International Technology Enterprises Ltd., a Belize,
Central America, and Hacienda International Resorts Ltd. a Belize, Central
America, International Business Corporations, in the amount of US$2,575 each, for purchase of 514,920 shares of common stock.

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

On 15 January 2001, the Company purchased 514,920 shares, representing 10%
of the outstanding shares, of stock from Hacienda International Resorts
Ltd. (HIRL), a related party, for US$0.005 per share. The stock was purchased with the issuance of a $2,574.60 note payable to HIRL. The
Company distributed one share of HIRL stock for every 10 shares of EFHC stock held to EFHC shareholders as a non-cash dividend declared 15 January
2001 to shareholders of record December 29, 2000. Management believes the agreed-upon purchase price is materially consistent with the fair value of the shares purchased.

C. INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. STATEMENTS AND OTHER FINANCIAL INFORMATION

Relevant audited financial information appears below.

EQUITY FINANCE HOLDING CORPORATION

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001, DECEMBER 31, 2000
AND 1999, AND INDEPENDENT AUDITOR'S REPORT

                               INDEPENDENT AUDITORS REPORT

To the Board of Directors
   Equity Finance Holding Corporation
   Playas De Rosarito, B.C., Mexico

We have audited the accompanying balance sheet of Equity Finance Holding
Corporation, (the "Company") as of December 31, 2000 and the related statements of operations, stockholders' deficit, and cash flows for the years ended
December 31, 2000 and 1999. These financial statements are the responsibility of
Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Finance Holding
Corporation at December 31, 2000 and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note 2, the profitable financial statements, Equity Finance has suffered recurring losses from operations.  Additionally, current liabilities exceed current assets by $167,818.
This raises substantial doubt about the Company's ability to continue as going concern.  The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Perry-Smith LLP
Sacramento, California

March 2, 2001

                           INDEPENDENT AUDITORS REPORT

To the Board of Directors
   Equity Finance Holding Corporation
   Playas De Rosarito, B.C., Mexico

We have audited the accompanying balance sheets of Equity Finance Holding
Corporation, as of December 31, 2001 and the related statement of expenses, stockholders' deficit, and cash flows for the year ended December 31, 2001.
These financial statements are the responsibility of Equity Finance's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Finance Holding
Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note 2 to the financial statements, Equity Finance has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONE & BAILEY, PLLC
Houston, Texas
www.malone-bailey.com

July 8, 2002

                       EQUITY FINANCE HOLDING CORPORATION
                                    BALANCE SHEETS
                           As of December 31, 2001 and 2000

                                                  2001                   2000
                                               ----------             ----------
         ASSETS

 Current Assets
  Cash                                        $     9,612            $     1,189
  Work in process                                                         45,000
  Other assets                                                             3,500
                                               -----------           -----------
         Total Current Assets                 $     9,612            $    49,689
                                               ===========           ===========

         LIABILITIES

Current liabilities
  Accounts payable and other liabilities      $    70,971            $    77,507
  Customer deposits                               243,515                140,000
                                               -----------           -----------
         Total Current Liabilities                314,486                217,507
                                               -----------           -----------
  Note payable                                     48,270                 45,971
  Related party notes payable                      68,169                 56,374
                                               -----------           -----------
         Total liabilities                        430,925                319,852

         STOCKHOLDERS' DEFICIT

Common stock, $.001 par value,
100,000,000 shares authorized,
5,149,000 shares outstanding                        5,149                  5,149
Additional paid in capital                        816,812                604,812
Retained deficit                               (1,243,274)               880,124)
                                               -----------            ----------
         Total Stockholders' Deficit           (421,313)              (270,163)
                                               -----------            ----------
         TOTAL LIABILITIES
          STOCKHOLDERS' DEFICIT            $    9,612            $    49,689
                                              ===========            ===========

See Accompanying Summary of Accounting Policies and Notes to Financial Statements

                       EQUITY FINANCE HOLDING CORPORATION
                            STATEMENTS OF OPERATIONS
               For the Years Ended December 31, 2001, 2000, and 1999

                                      2001             2000                 1999
                                  ---------         ---------          ---------

Revenues
  Consulting fees                     -                 -              $   1,429

General & administrative         $ 306,229         $ 291,472             233,583
Impairment expense                  48,500
                                 ---------          ---------           ---------
         Operating loss           (354,729)          (291,472)          (232,154)

Other Income and (Expense)
  Interest Income                      893               400
  Interest Expense                  (6,739)           (6,215)             (3,955)
                                  ---------         ---------            -------
Total other income (expense)        (5,847)           (5,815)             (3,955)
                                  ---------         ---------           --------

Net loss                         $(360,576)        $(297,287)          $(236,109)
                                 =========         =========           =========

Net loss per common share            $(.07)            $(.06)              $(.05)
Weighted average common
         shares outstanding       5,149,000        5,149,000           5,065,770

See Accompanying Summary of Accounting Policies and Notes to Financial Statements

                       EQUITY FINANCE HOLDING CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
              For the Years Ended December 31, 2001, 2000 and 1999

                            Common Stock      Paid In     Retained
                         Shares     Amount    Capital     Earnings       Totals
                             ----------       -------     --------     ---------
Balances,
    December 31, 1998    4,634,100  $4,634    $176,980    $(341,578)   $(159,964)
Issuance of stock
    in exchange for
    note payable           514,900     515       2,832                     3,347
Issuance of stock
    purchase warrants         -         -        1,000        -            1,000
Services contributed by
    principals without
    compensation              -         -       212,000        -         212,000
    Net loss                                               (236,109)    (236,109)
                        ----------  --------   --------     ----------  ---------
Balances,
    December 31, 1999    5,149,000   5,149      392,812    (577,687)    (179,726)
Issuance of non-cash
    dividends                 -         -          -         (5,150)     (5,150)
Services contributed by
  principals without
  compensation                -         -       212,000        -        212,000
Net loss                                                   (297,287)    (297,287)
                        ----------  --------   --------    -----------  --------
Balances,
    December 31, 2000    5,149,000   5,149      604,812    (880,124)    (270,163)

Issuance of non-cash          -         -          -            -           -
    dividends                 -         -          -         (2,574)      (2,574)
Services contributed by
    principals without
    compensation              -         -       212,000         -        212,000
Net loss                                                   (360,576)    (360,576)
                       ----------   -------    --------    ----------   --------
Balances,
    December 31, 2001    5,149,000   $5,149   $816,812  $(1,243,274)   $(421,313)
                        ==========   ======   ========  ===========    =========

See Accompanying Summary of Accounting Policies and Notes to Financial Statements

                       EQUITY FINANCE HOLDING CORPORATION
                            STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2001, 2000, and 1999

                                               2001          2000           1999
                                             ---------    ---------    -------
CASH FLOWS FROM OPERATING ATIVITIES
Net loss                                     $(360,576)   $(297,287)   $(236,109)
Adjustments to reconcile
    net loss to cash used by
    operating activities
Increase in work in process                        -        (45,000)         -
Decrease (increase) in other assets             48,500       (3,500)         -
Decrease in accounts payable
  and other liabilities                         (6,536)      12,004       16,710
Increase in customer deposits                  103,515       95,000          -
Increase in accrued interest
  included in notes payable                      6,020        5,510        3,433
Services contributed by principals             212,000      212,000      212,000
                                             ---------     ---------   ---------
NET CASH USED IN OPERATING ACTIVITY       2,923      (21,273)      (3,966)
                                             ---------     ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITY
Proceeds from related party notes
  payable                                        5,500       21,880        1,650
                                             ---------     ---------   ---------
NET INCREASE (DECREASE)
   IN CASH                                  8,423           607       (2,316)
CASH AT BEGINNING OF PERIOD                  1,189           582        2,898
                                             ---------     ---------   ---------
   CASH AT END OF PERIOD                 $   9,612   $    1,189     $    582
                                             =========     =========   =========
SUPPLEMENTAL DISCLOSURES
Interest paid                                $    0      $    0        $    0
Income taxes paid                                 0           0             0

NONCASH ACTIVITIES:
Increase in accumulated deficit through
    the issuance of non-cash dividends         $ 2,575     $ 5,150          -
Issuance of related party notes
    payable in purchase of Hacienda
    International Resorts, Ltd. stock            2,575         -            -
Issuance of related party notes
    payable in purchase of QVP
    International stock                            -         2,575          -
Issuance of related party notes
    payable in purchase of International
    Technology Enterprises Limited stock           -         2,575          -
Conversion of an account payable to an
    unsecured note payable                         -           -        $ 42,000
Reduction of related party note payable
    through issuance of common stock               -           -           3,347
Reduction of related party note payable
    through sale of warrants                       -           -           1,000

See Accompanying Summary of Accounting Policies and Notes to Financial Statements

                       EQUITY FINANCE HOLDING CORPORATION
                            NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Equity Finance Holding Corporation ("Equity Finance") was
incorporated on March 6, 1998 in Belize, Central America with offices in
PuntaGorda, Belize and Playas De Rosarito, B.C., Mexico. Equity Finance is a
management consulting company and marketer of management and financial consulting services offered principally to small businesses with annual sales of
$1,000,000 to $20,000,000. Equity Finance assists small businesses in accessing the U.S. capital markets for financing.

Equity Finance provides its management consulting services through a five-year program of planning for growth and equity sales to investors under the name "The
Advantage 2000 Program." Equity Finance markets and sells its services principally through representatives.

Equity Finance maintains its books and records in United States dollars using accounting principles generally accepted in the United States of America.

Revenue Recognition. Revenues are recognized for Advantage 2000 Program ("the
Program") services using the specific performance method with revenue recognition tied to the completion of identifiable milestones. Substantially all services to be provided by the Equity Finance in connection with the Program will have been completed prior to the recognition of revenue. Revenue for other consulting services provided to Program clients will be recognized upon completion of the contracted task. Equity Finance clients are not required to purchase supplemental services from the company and client entitlements related to refunds vary by contract, but generally allow for the return of unearned advances, less a 5% processing fee. Deferred revenue consists of retainers collected from clients in advance of reaching contractual milestones for recognizing the revenue.

Estimates and assumptions that affect amounts reported are used by management to prepare these financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, Equity
Finance considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes. Equity Finance recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Equity Finance provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Basic and diluted loss per common share are calculated by dividing the net loss by the weighted average shares outstanding. There are no dilutive securities.

Impairment reviews are performed at least annually, whenever conditions indicate that assets may not be realized for their recorded values.

Recently issued accounting pronouncements. Equity Finance does not expect the adoption of recently issued accounting pronouncements to have a significant impact on Equity Finance's results of operations, financial position or cash flow.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, Equity Finance has recurring net losses and has a net deficit of $369,313 as of December 31, 2001.
These conditions create an uncertainty as to Equity Finance's ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if the Equity Finance is unable to continue as a going concern.

NOTE 3 - ASSET IMPAIRMENT

In 2001, management determined that a $45,000 sales commission and a $3,500 expenditure capitalized in 2000 that related to a customer signed in 2000 had no continuing value and was written off.

NOTE 4 - ACCOUNTS PAYABLE

At December 31, 2001, and 2000, accounts payable includes a $42,750 refund due to a former Program participant who invested in 1998.

NOTE 5 - NOTE PAYABLE

In June 1999, Equity Finance negotiated the settlement of an outstanding account payable through the issuance of an unsecured note payable to the service provider totaling $42,000. The note bears interest at 5% and is due June 2004.No payment of either principal or interest is required prior to the maturity date. The service provider has the ability to exchange the note for 100,000 shares of
Equity Finance's stock owned by Equity Finance International Corporation (EFIC).
Accrued interest included in the balance of the note payable totaled $6,270 and
$3,971 at December 31, 2001 and 2000, respectively.

NOTE 6 - RELATED PARTY NOTES PAYABLE

            Related party notes payable consist of the following:

                                                           2001             2000
                                                        --------        --------
Equity Finance International Corporation (EFIC),
6% annual interest, principal and interest
due March 2003.                                          $60,063         $51,224
Purchase of inactive shell companies:
 QVP International (QVPI), 5% annual interest,
        Principal and interest due December 2005           2,704           2,575
        International Technology Enterprises Limited
        (ITEL), 5% annual interest, principal and
        interest due December 2002                         2,704           2,575
        Hacienda International Resorts, Ltd. (HIRL), 5%
        annual interest, principal and interest
        due December 15, 2006                              2,698            -
                                                          -------        -------
                                                         $68,169         $56,374
                                                         =======         =======

Accrued interest included in the balance of the note payable to EFIC totaled
$9,514 and $6,175 at December 31, 2001 and 2000, respectively.

Certain directors of Equity Finance are the principal owners of EFIC and an
Equity Finance director serves on the board of QVPI, ITEL and HIRL. QVPI, ITEL and HIRL are inactive shell companies with nominal assets that have been established by Program clients. At December 31, 2001, these directors are the beneficial owners of approximately 31% of Equity Finance's shares and approximately 10% of the outstanding shares of QVPI, ITEL and HIRL. All related party notes payable are unsecured.

NOTE 7 - INCOME TAXES

Equity Finance is domiciled and operated in Mexico and Belize, and has no operations in the United States. Mexico and Belize both have corporate income tax laws. Equity Finance has had losses since inception.

A summary of deferred tax assets and liabilities is as follows:

                  Deferred tax assets                                  $ 131,000
                  Less: valuation allowance                             (131,000)
                                                                       ---------
                  Net deferred taxes                                   $       0
                                                                       =========

Equity Finance has net operating losses of $148,000, $85,000, $24,000 and
$129,000 in the years 2001, 2000, 1999 and 1998.

NOTE 8 - STOCK DIVIDENDS

As part of the agreements with customers to establish and promote investor financing through the inactive shell entities, Equity Finance receives 10% of each of these entities and this same 10% is immediately distributed pro rata to the four major shareholders of Equity Finance, which collectively own 97.8% of
Equity Finance. These transfers have been recorded as non-cash dividends because
3 of these 4 stockholders are not involved in the operations of Equity Finance.

                                       33

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

On October 29, 2000 the Company entered into a Transfer Agent and Registrar
Agreement with Transfer Online Inc., Portland, Oregon, U.S.A. This agreement substitutes Transfer Online Inc. for the previous stock transfer agent, Stock
Transfer.com LLC. The new agreement with Transfer Online Inc. provides for stock transfer and registrar services for Equity Finance Holding Corporation including maintaining of shareholder account records viewable to Equity Finance
Holding Corporation shareholders by Internet access to the
HTTP://WWW.TRANSFERONLINE.COM/ WEBSITE. Instructions to the Company shareholders for opening the Transfer Online shareholder account, as well as other shareholder information, is available at HTTP://WWW.EFHLF-SHAREHOLDER.COM/, the

Company's Shareholder Information Center on the Internet. EFHLF is the NASD
OTCBB trading symbol for the Company.

At the May 2001 meeting of the Board of Directors, the Board directed the
President to explore and execute the Letter of Engagement (executed date
May 22, 2001) with Geneva Group, Inc. whereby Geneva Group, Inc. would cause to happen a listing of EFHC on the Frankfurt Germany Stock Exchange.
The Geneva Group reported that EFHC was short on issues of compliance with listing requirements on the Frankfurt exchange. The Company documented compliance; however, The Geneva Group, Inc. did not perform on the agreement and did not return 90% of the $10,000 fee as described in the agreement.

                                       34

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

                                       35

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

                                       35

F. DIVIDENDS AND PAYING AGENTS.

The Company has a plan for paying dividends to EFHC shareholders in the form of non-cash dividends of each of the client companies successfully served by EFHC. The EFHC Board of Directors approved the distribution of non-cash dividends as of May 11, 2001 in the form of dividends of equity securities of one client, Hacienda International Resorts Ltd. (HIRL). The stock transfer agent, Transfer Online, Inc. of Portland Oregon, U.S.A perfected the distribution. The records are available to shareholders through Internet access. The Company plans to distribute certificates documenting ownership when HIRL is registered with the Securities and
Exchange Commission. The timing of the distribution of such dividends is dependent upon many factors including the time and uncertainty of completing the US Securities and Exchange Commission registration process and listing the client company's stock on the NASD OTCBB, BBX, or Pink
Sheets for trading.

On December 28, 2000, the Company distributed equity securities of two client companies, QVP International Ltd. and International Technology
Enterprises Ltd. to its registered shareholders. The stock transfer agent,
Transfer Online, Inc. of Portland Oregon, U.S.A perfected the distribution.
The records are available to shareholders through Internet access. Stock
Certificates were distributed for International Technology Ltd. The Company plans to distribute certificates documenting ownership for QVP
International Ltd. when both International Technology Enterprises Ltd. and
QVP International Ltd. become effective with the Securities and Exchange
Commission.

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

                                       36

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS.

        Not Applicable.

ITEM 15. [Reserved]

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable

ITEM 18. FINANCIAL STATEMENTS

        Not Applicable

ITEM 19. EXHIBITS

        None

SIGNATURES

THE REGISTRANT hereby certifies that it meets all of the requirements for filing
--------------
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
                                  (Registrant)

                                                /s/ JACK L. MAHAN, JR.
                                                -----------------------
                                                    JACK L. MAHAN, JR., President

                                                ------------------
                                                     (Signature)*

                                                Date: July 16, 2001