Form 20-F
period 2002-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2003-06-30
CIK 1064407

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                  For the fiscal year ended : December 31, 2002

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the transition period from _____________ to _______________

Commission file number:  000-50184

                      YANTAI DAHUA HOLDINGS COMPANY LIMITED
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     Belize
                  0000-----------------------------------------
                 (Jurisdiction of incorporation or organization)

          East of Muping, Yantai, Shandong, People's Republic of China
                     --------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares, $.001 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

The number of outstanding shares of common stock as December 31, 2002

                        5,149,000 shares of Common Shares
            (33,447,000 shares of Common Shares as of 23 April 2003)
                                       and
       10,000,000 shares of authorized but not yet issued Preferred Shares

Indicate by check mark whether the registrant(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] YES        [    ] NO

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17    [ X ] Item 18

                                TABLE OF CONTENTS


                                                                     Page No
Forward-looking Statements                                                 4

PART I

Item 1   Identity of Directors, Senior Management and Advisers             4

Item 2.  Offer Statistics and Expected Timetable                           4

Item 3   Key Information                                                   4

Item 4   Information on the Company                                       13

Item 5   Operating and Financial Review                                   18

Item 6   Directors, Senior Management and Employees                       21

Item 7   Major Shareholders and Related Party Transactions                23

Item 8   Financial Information                                            25

Item 9   The Offering and Listing                                         25

Item 10  Additional Information                                           25

Item 11  Quantitative and Qualitative Disclosures about Market Risk       27

Item 12  Description of Securities Other than Equity Securities           27

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies                  27

Item 14  Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                         27

Item 15  Controls and Procedures                                          28

Item 16  Reserved for Future Use                                          28

PART III

Item 17  Financial Statements                                             28

Item 18  Financial Statements                                             28

Item 19  Exhibits                                                         69

Signature                                                                 87

Certification                                                             88

(A) Pursuant to General Instructions E(b) of Form 20-F, this annual report includes the information specified in Parts I, II, III

(B) Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18

FORWARD LOOKING STATEMENTS

The statements in this annual report and the documents incorporated by reference contain certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as "project," "expect" and "anticipate," and variations of such words. Actual results might differ materially from such projections, expectations and anticipations, due to general economic conditions, supply and demand for paper, labor conditions, the availability of requisite financing and other factors. We intend those forward looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbor provisions.

You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this annual report on Form 20-F and are not intended to give any assurance as to future results.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         See Item 6 for information about directors and senior management.

Mr. David Levenson of 7800 Town Gate Place, Bethesda, Maryland 20817, USA has a continuing relationship with the Company as its special securities legal adviser.

Malone & Bailey was the accountant for the Company's predecessor Equity Finance Holding Corporation for fiscal year 2002.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
         Not applicable

ITEM 3   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

The Company's selected financial data includes the data from (1) its predecessor Equity Finance Holding Corporation and (2) its subsidiary Yantai Dahua Paper Industry Company Limited, which was acquired after the acquisition of Australia China Investments Limited (see Item 4A for more information about the acquisition).

The selected financial data of Equity included in this report is an unaudited 2002 management account. Once the audit is completed, an amendment to this report shall be made to include Equity's audited account.

The Yantai Dahua Paper's summary statements of operations data for the years ended December 31, 2000, December 31, 2001, December 31, 2002 and the consolidated balance sheet data as of December 31, 2000, December 31, 2001, December 31, 2002 were derived from our audited financial statements included elsewhere in this report and should be read in conjunction with such financial statements.

                       EQUITY FINANCE HOLDINGS CORPORATION
                                  PROFIT & LOSS
                          JANUARY THROUGH DECEMBER 2002

                                                                  JAN - DEC '02
                                                                 --------------
                       ORDINARY INCOME/EXPENSE
                           INCOME
                               OTHER REGULAR INCOME                  42,750.00
                               INTEREST                                  25.72
                                                                 --------------
                           TOTAL INCOME                              42,775.72

                           EXPENSE
                               MAILING/SHIPPING                          63.48
                               MOODY LISTING                          2,400.00
                               MARKETING
                                   BUSINESS WIRE                        435.00
                                   SHAREHOLDER WEB PAGE                 214.40
                                                                 --------------
                               TOTAL - MARKETING                        649.40

                               SEC FILING FEES
                                   EDGAR FILING                       1,492.80
                                                                 --------------
                               TOTAL - SEC FILING FEES                1,492.80

                               BANK SERVICE CHARGES                   1,554.87
                               DUES AND SUBSCRIPTIONS                   199.95
                               INTEREST EXPENSE
                                   FINANCE CHARGE                       634.06
                                                                 --------------
                               TOTAL - INTEREST EXPENSE                 634.06

                               MISCELLANEOUS                             69.50
                               POSTAGE AND DELIVERY                      37.00
                               PROFESSIONAL FEES
                                   AUDIT                              6,000.00
                                   TRANSFER AGENT                     3,783.86
                                   LEGAL FEES                       -11,200.00
                                   ACCOUNTING                         2,268.00
                                                                 --------------
                               TOTAL   PROFESSIONAL FEES                851.86

                               RENT
                                   MAIL BOX RENTAL                      612.00
                                                                 --------------
                               TOTAL - RENT                             612.00

                               TELEPHONE                              1,121.10
                               OFFICE SUPPLIES
                                   SOFTWARE                             109.85

                                   GENERAL OFFICE SUPPLIES               83.09
                                                                 --------------
                               TOTAL   OFFICE SUPPLIES                  192.94

                               OUTSIDE SERVICES                          83.37
                               PAYROLL EXPENSES
                                   OFFICER SALARY                         0.00
                                                                 --------------
                               TOTAL - PAYROLL EXPENSES                   0.00

                               DELAWARE INCORPORATIONS                  239.70
                                                                 --------------
                           TOTAL EXPENSE                             10,202.03
                                                                 --------------
                       NET ORDINARY INCOME                           32,573.69
                       OTHER INCOME/EXPENSE
                           OTHER EXPENSE
                               OTHER EXPENSES                             0.00
                                                                 --------------
                           TOTAL OTHER EXPENSE                            0.00
                                                                 --------------
                       NET OTHER INCOME                                   0.00
                                                                 --------------
                   NET INCOME                                        32,573.69
                                                                 ==============




                       EQUITY FINANCE HOLDINGS CORPORATION
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2002

                                                                  DEC 31, '02
                                                                  -----------
              ASSETS
                  CURRENT ASSETS
                      CHECKING/SAVINGS
                           BANK OF MONTREAL                         1,186.05
                                                                  -----------
                      TOTAL CHECKING/SAVINGS                        1,186.05
                                                                  -----------
                  TOTAL CURRENT ASSETS                              1,186.05
                                                                  -----------
              TOTAL ASSETS                                          1,186.05
                                                                  ===========
              LIABILITIES & EQUITY
                  LIABILITIES
                      CURRENT LIABILITIES
                          ACCOUNTS PAYABLE
                              ACCOUNTS PAYABLE                    192,043.45
                                                                  -----------
                          TOTAL ACCOUNTS PAYABLE                  192,043.45
                          CREDIT CARDS
                             FIRST USA BANK, NA                     4,686.30
                              M - BUSINESS CARD -WELLS FARGO        5,342.49
                              B-MASTERCARD WELLS FARGO              1,364.49
                                                                  -----------
                          TOTAL CREDIT CARDS                       11,393.28

                          OTHER CURRENT LIABILITIES
                             DEFERRED REVENUE                      38,000.00
                             SHORT TERM LOANS
                                 LOAN -JAMES BISHOP                32,200.00
                                                                  -----------
                             TOTAL - SHORT TERM LOANS              32,200.00
                                                                  -----------
                          TOTAL OTHER CURRENT LIABILITIES          70,200.00
                                                                  -----------
                      TOTAL CURRENT LIABILITIES                   273,636.73
                      LONG TERM LIABILITIES
                          LONG TERM LOANS PAYABLE
                             RELATED PARTY NOTE PAYABLE           116,438.61
                                                                  -----------
                          TOTAL - LONG TERM LOANS PAYABLE         116,438.61
                                                                  -----------
                      TOTAL LONG TERM LIABILITIES                 116,438.61
                                                                  -----------
                  TOTAL LIABILITIES                               390,075.34
                  EQUITY
                      RETAINED EARNINGS                           243,273.93
                      ADDITIONAL PAID IN CAPITAL                  816,661.95
                      COMMON STOCK                                  5,149.00
                      NET INCOME                                   32,573.69
                                                                  -----------
                  TOTAL EQUITY                                    388,889.29
                                                                  -----------
              TOTAL LIABILITIES & EQUITY                            1,186.05
                                                                  ===========

After the acquisition on February 18, 2003, the Company's structure is as follow:

                                                         --------------------
                                                         The Company
                                                         --------------------
                                                                   |    100%
                                                                   |
                  ---------------------                  --------------------
                  Yantai Longda                          Australia China
                  ---------------------                  --------------------
                  15%     |                                        |     85%
                           --- -------- ------- -------- ------- --
                                               |
                                               |
                                        ----------------
                                        Yantai Dahua
                                        Paper
                                        ----------------

The selected financial data of Yantai Dahua Paper for years ended December 31, 2000, 2001 and 2002:

STATEMENTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

--------------------------------------------- --------------  ---------------  ---------------  ---------------
                                                       2000             2001             2002             2002
--------------------------------------------- --------------  ---------------  ---------------  ---------------
                                                        RMB              RMB              RMB              US$
--------------------------------------------- --------------  ---------------  ---------------  ---------------
OPERATING REVENUE
--------------------------------------------- --------------  ---------------  ---------------  ---------------
Sale of goods                                    96,585,857       93,616,071      102,149,716       12,356,030
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
COSTS OF SALES                                 (75,050,872)     (71,455,136)     (72,207,917)      (8,734,270)
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
GROSS PROFIT                                     21,534,985       22,160,935       29,941,799        3,621,760
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
OPERATING EXPENSES
--------------------------------------------- --------------  ---------------  ---------------  ---------------
Depreciation                                      (328,313)        (376,070)        (401,642)         (48,583)
--------------------------------------------- --------------  ---------------  ---------------  ---------------
Handling and shipping costs                     (6,084,348)      (5,900,783)      (4,752,591)        (574,873)
--------------------------------------------- --------------  ---------------  ---------------  ---------------
Selling, general and administrative expenses   (15,797,505)     (14,524,343)     (14,321,978)      (1,732,386)
                                               ------------     ------------     ------------      -----------
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
(LOSS) INCOME FORM OPERATIONS                     (675,181)        1,359,739       10,465,588        1,265,918
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
NON-OPERATING INCOME
--------------------------------------------- --------------  ---------------  ---------------  ---------------
Sundry income                                       709,030          260,178          520,695           62,983
                                                  ---------        ---------      -----------        ---------
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
INCOME BEFORE INCOME TAXES                           33,849        1,619,917       10,986,283        1,328,901
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
Provision for income taxes                        (409,790)        (131,149)      (2,834,106)        (342,813)
                                                  ---------        ---------      -----------        ---------
--------------------------------------------- --------------  ---------------  ---------------  ---------------

--------------------------------------------- --------------  ---------------  ---------------  ---------------
NET (LOSS) INCOME                                 (375,941)        1,488,768        8,152,177          986,088
                                                  =========        =========        =========          =======

BALANCE SHEETS FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                   AS OF DECEMBER 31,
                                        ----------------    -----------------   -----------------   --------------
                                                  2000               2001                2002                 2002
                                                   RMB                RMB                 RMB                  US$
ASSETS

CURRENT ASSETS
Cash and bank balances                       7,817,564          7,596,125           5,667,121              685,495
Accounts receivable, trade                 50,039,379          47,125,357          56,421,029            6,824,688
Prepayments and other receivables           7,672,862           7,678,627           9,786,474            1,183,771
Inventories                                13,431,722          14,762,938          13,740,686            1,662,073
Income tax recoverable                         94,161                   -                   -                    -
Due from related parties                    5,252,782           6,064,545           1,889,523              228,557
                                        ----------------    -----------------   -----------------   --------------

TOTAL CURRENT ASSETS                       84,308,470          83,227,592          87,504,833           10,584,584
Property and equipment, net                67,248,351          74,134,902          81,137,911            9,814,442
Construction in progress                    3,416,927           1,599,673           1,174,844              142,109
                                        ----------------    -----------------   -----------------   --------------

TOTAL ASSETS                              154,973,748         158,962,167         169,817,588           20,541,135
                                        ----------------    -----------------   -----------------   --------------


     LIABILITIES AND OWNERS' EQUITY

     CURRENT LIABILITIES
Short-term loans                              2,745,000            7,395,000          29,870,000        3,613,075
Accounts payable, trade                      13,434,005           16,215,222          15,190,144        1,837,401
Accrued charges and other payables           19,635,865           15,769,353          17,647,605        2,134,655
Due to related parties                       27,218,806           26,449,009          21,261,928        2,571,843
Income tax payable                                    -               36,988             205,399           24,845
Deferred tax                                          -                    -           1,897,935          229,574
                                        ----------------    -----------------   -----------------   --------------

Total current liabilities                    63,033,676           65,865,572          86,073,011       10,411,393
                                        ----------------    -----------------   -----------------   --------------

Non-current liabilities
Long-term loans                              18,230,000           18,230,000                   -                -
Deferred tax                                          -                    -             725,805           87,793
                                        ----------------    -----------------   -----------------   --------------

                                             18,230,000           18,230,000             725,805           87,793
                                        ----------------    -----------------   -----------------   --------------

Owners' equity
Registered capital                           33,590,000           33,590,000          33,590,000        4,063,046
Retained earnings                            36,575,466           37,648,928          45,667,872        5,523,985
Statutory reserves                            3,544,606            3,627,667           3,760,900          454,918
                                        ----------------    -----------------   -----------------   --------------

Total owners' equity                         73,710,072           74,866,595          83,018,772       10,041,949
                                        ----------------    -----------------   -----------------   --------------

Total liabilities and owners'
equity                                      154,973,748          158,962,167         169,817,588       20,541,135
                                        ================    =================   =================   ==============


B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable

C.   SELECTED FINANCIAL INFORMATION

     Not Applicable

D.   RISKS FACTORS

COMPETITION.

The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. Yantai Dahua Paper is a leading paper manufacturer in Shandong, China. There are competitors in the industry that provide similar products and services to those which are provided by Yantai Dahua Paper. Yantai Dahua Paper's future success will depend to an extent upon its ability to remain competitive in the areas of service, quality, price, marketing, product development, service delivery, distribution and client processing. There can be no assurance that Yantai Dahua Paper will be able to compete successfully. Prices for the Yantai Dahua Paper's products and services are typically determined by market conditions. To remain competitive, the Company reviews and adjusts its pricing structure from time to time in response to such industry-wide price changes. To the extent that the Company may be obligated to adjust Yantai Dahua Paper's pricing policies to meet competition, the Company's financial performance may be adversely affected by its inability to reduce its costs in response to industry-wide price reductions or by its inability to increase its prices in response to increases in its costs and expenses.

LACK OF LIQUIDITY OR DIFFICULTY IN BUYING AND SELLING

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The SEC's regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions No exceptions are applicable to the Company. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. In addition, unless and until the securities of the Company are listed for trading on NASDAQ or the Company has $2 million in net tangible assets, trading in the Company's securities will be subject to Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and nonexchange listed securities. Under the penny stock rules, broker-dealers who recommend such securities to persons other than institutional accredited investors (generally institutions with assets in excess of
$5,000,000) must make a special written suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to sale and provide the purchaser with risk disclosure documents which identifies certain risks associated with investing in penny stock and which describe the market as well as the purchaser's legal remedies. Further, the broker-dealer must also obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be consummated.

These requirements may have the effect of reducing the level of trading activity in the secondary market for securities that become subject to the penny stock rules. With the Company's securities being subject to the penny stock rules, investors may find it more difficult to sell such securities, which could have an adverse effect on the market price thereof. Because our common stock would be characterized as penny stock, the market liquidity for the Company's securities could be adversely affected. In such an event, the penny stocks regulations could limit the ability of broker-dealers to sell the Company's securities and the ability of stockholders to sell their securities in the secondary market.

THE COMPANY'S DEPENDENCE ON KEY PERSONNEL.

The Company's ability to compete is largely dependent on the personal efforts and abilities of its senior management. The Company believes that the loss of the services of any of these executives could have a material adverse effect on the Company. In addition, the Company believes that its success is dependent on its ability to attract and retain additional qualified employees, and the failure to recruit additional skilled personnel could have a materially adverse effect on the Company's financial condition and results of operations. The Company currently does not maintain key employee insurance on any of its employees.

DIVIDEND POLICY.

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

THE COMPANY'S OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

The Company's quarterly and annual operating results may be affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: competitive pressures on selling prices; the timing of customer orders and the deferral or cancellation of orders previously received; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; market acceptance of the Company's and the Company's competitors' products; fulfilling backlog on a timely basis. As a result of the foregoing and other factors, from time to time we experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect the Company's business, financial condition and operating results.

EFFECT OF CHANGES IN BELIZE LAWS COULD NEGATIVELY IMPACT SHAREHOLDERS.

Because the Company is incorporated in Belize, it is subject to potential changes in Belize law. The effects of any change in Belize laws on the Company are unknown at this time, but such effects may be adverse to the Company's shareholders' best interests. These potential changes include changes in tax law, corporate law, political instability, economic collapse, and currency fluctuations.

INDEMNIFICATION OF OFFICERS AND DIRECTORS FOR SECURITIES LIABILITIES COULD CREATE LOSS OF RETURN ON INVESTMENT FOR SHAREHOLDERS.

The laws of Belize provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as provided for by law. Further, the Company may purchase and maintain insurance (but has not done so) on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy and is, therefore, unenforceable.

At the moment, pursuant to the International Business Companies Act (the "Act") Articles of Association of Equity, in addition to section 57 of the Act, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the Securities Act of 1933 as amended.

SHAREHOLDER LOSS MIGHT RESULT BECAUSE A U.S. CITIZEN WHO PURCHASES SHARES OF COMMON STOCK MAY HAVE DIFFICULTY IN ENFORCING HIS RIGHTS AGAINST THE COMPANY.

The Company is incorporated in Belize and engages in business in the PRC; its directors and officers and certain of its advisers are citizens and/or residents of the PRC. The Company'engages in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in the PRC. The main assets of its subsidiaries are located outside the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against the Company or its subsidiaries or these non-resident persons, or to enforce judgments in the United States against the Company or its subsidiaries or these persons that are obtained in a non-United States court. It also may be difficult for shareholders to enforce a judgment of a United States court or to succeed in a lawsuit in Belize or China on the assets of the Company's subsidiaries based only on the United States securities laws.

SHAREHOLDER RIGHTS MAY BE AT RISK AS A RESULT OF THE COMPANY'S ORGANIZING IN BELIZE.

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

All of Company's directors and officers are citizens and resident of countries outside the United States. Therefore, it may be difficult to serve process upon them in the United States or to collect upon a judgment obtained in the United States against them There is doubt as to the enforceability of liabilities predicated on U.S. federal securities laws determined in original actions in Belize or the PRC and judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws may not be enforceable in Belize or the PRC. Moreover, no treaty exists between the United States and Belize or the PRC for the reciprocal enforcement of foreign court judgments. Consequently, the Company's U.S. shareholders may be effectively prevented from pursuing remedies under U.S. federal securities laws against the Company, its officers and directors.

POLITICAL AND ECONOMIC INSTABILITY IN THE PRC MAY RESULT IN LOSS TO THE COMPANY SHAREHOLDERS.

The Company is organized under the laws of Belize but engages in business in the People's Republic of China ("PRC"). Since 1979, the PRC adopted an open-door policy and the country is gradually shifting itself towards a more market-oriented economy. Such reforms have resulted in significant economic growth and social progress. Many of the reforms are unprecedented or experimental and will be refined and improved upon. The reforms over the past 20 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. We are operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous to us. However, there is no assurance that such reforms will benefit us immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on our business and operations in the future.

THE LEGAL AND REGULATORY FRAMEWORK OF THE PRC COULD CREATE LOSSES FOR THE COMPANY SHAREHOLDERS.

The National People's Congress, or its Standing Committee, is responsible for the passing of new laws of the PRC and any amendments thereto. The PRC legal system is based on written statutes. Court judgments are therefore not legally binding - although judges in subsequent cases will often make reference to them in forming their judgment. The interpretation of the PRC laws may be subject to policy changes reflecting the domestic, political and social developments at the time. Since 1979, to facilitate foreign investments and to meet the needs of Investors, the PRC government has been developing and modifying its economic systems by promulgating a series of economic related laws and regulations. As the legal system of the PRC keeps evolving, the promulgation of new legislation, the changes to existing laws and regulations and the precedence of national laws over local regulations may have negative impacts on foreign investors. Although throughout the past 24 years, the legal system of the PRC in general has been evolving in favor of foreign investors, there is no guarantee that the changes and modifications of laws and regulations in future will be advantageous to foreign investors as in the past. Therefore uncertainty exists as to changes to and/or development of any PRC laws and regulations and of the legal system itself. There is no assurance that any change in and interpretation of the PRC laws and regulations in future will not have any adverse effect on our business and prospects.

THE CURRENCY OF OUR OPERATING SUBSIDIARY IS NOT FREELY CONVERTIBLE

The State Administration for Exchange Control ("SAEC"), under the authority of the People's Bank of China (the "PBOC"), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not and likely will not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future.

However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.

WE DEPEND ON OUR SUBSIDIARIES' FACTORIES

We have no direct business operations, other than through our ownership of our subsidiaries for the manufacturing and sales of paper principally for printing and writing in the PRC. Our results of operations and financial condition are currently solely dependent on our subsidiaries' factories in the PRC. We currently maintain fire, casualty and theft insurance covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in the PRC. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not suffered from such material damage or loss to date.

ITEM 4   INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Equity, a Belize corporation, the predecessor of the Company, was a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses with annual sales of $2,000,000 to $20,000,000. The Company provided resources to a variety of business clients, assisting them in developing their capitalization to achieve corporate growth. Additionally, the Company provided counsel and expertise to this market segment, which will allow the closely-held client corporations to be held more broadly.

On February 18, 2003 Equity announced the closing of an Agreement and Plan of Share Exchange dated January 10, 2003 pursuant to which it acquired Australia China Investments Limited ("Australia China"), a British Virgin Islands limited corporation incorporated on February 1, 2002, engaged, by and through subsidiary, in the production and sale principally of printing and writing papers in China. At closing, Equity issued an aggregate of 6,000,000 Equity shares and certain Equity stockholders transferred 3,000,000 of their 4,634,100 Equity shares to Tang Yuxiang and Qu Shuzhi, the Australia China stockholders, in exchange for all of the issued and outstanding Australia China shares.

In  connection  with the  exchange,  Equity  changed  its name to  Yantai  Dahua

Holdings Company Limited (OTC BB: YDHCF), all directors and executive officers of Equity resigned. Mr. Tang Yuxiang and Mr. Qu Shuzhi were appointed directors of the Company along with Mr. Yu Shou Ping, Mr. Yu Zhou and Mr. Xiong Shi Gui, Mr. Tang Yuxiang was appointed Chief Executive Officer and Mr. Leung Wai Chiu Albert was appointed Chief Financial Officer.

Australia China holds 85% of the shares of a sino-foreign joint venture, Yantai Dahua Paper Industry Company Limited a sino-foreign equity joint venture established in the on April 14, 1994.

Yantai Longda Paper Industry Company Limited, a company incorporated in the PRC, formerly known as "Muping Paper Manufacturer", an originally state-owned enterprise but is now a private company jointly owned by management and employees, is the PRC partner holding 15% of Yantai Dahua Paper.

Yantai Dahua Paper was an equity joint venture with an initial registered capital of Rmb38,177,000 and planned to operate for a term of 15 years until April 14, 2009. The initial registered capital was contributed by Yantai Longda, and Australia China Investment Pty Limited, a company incorporated in Australia in the ratio of 77% and 23% respectively.

On May 28, 1996, Yantai Dahua Paper's application for capital reduction to Rmb33,590,000 was approved by Muping Foreign Economic Trade Committee. After the reduction, the ratio of the contribution between Yantai Longda and Australia China was changed to 74% and 26% respectively.

Yantai Dahua Paper is principally engaged in manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc.

On June 28, 2002, Australia China Investment, Yantai Longda and Australia China entered into an agreement in which Australia China Investment agreed to transfer its entire interest and Yantai Longda agreed to transfer its interest in Yantai Dahua Paper to Australia China (the "Transfer"). The aggregate consideration of the Transfer is US$8,242,836 which represented 85% of net asset value of Yantai Dahua Paper as of September 30, 2002.

Upon completion of the transaction, Australia China and Yantai Longda own 85% and 15% interest in Yantai Dahua Paper, respectively. On July 30, 2002, the Yantai Foreign Investment Bureau approved the above transfers of interest.

At a meeting of the Board of Directors held on April 3, 2003, the Board of Directors resolved to issue two additional shares for each common stock issued and outstanding, as a stock split, for no consideration, to its shareholders of record on April 13, 2003, to be effected on April 23, 2003.

The additional shares would be of the same class of common stock outstanding, with the same right and privileges and without change in the par value. Prior to the split, the Company has a total of 11,149,000 shares of common stock issued and outstanding. The stock split increased the total issued and outstanding shares to 33,447,000.

B.   BUSINESS OVERVIEW

The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in the PRC. Yantai Dahua Paper is a leading paper manufacturer in Shandong, China and employs a total of 1,180 staff.

The Company's marketing teams distribute its products through six sales offices in different parts of the PRC to cater for its clientele of over 210 well-established publishing houses, printing companies and other state-owned material supplies companies.

Under the leadership of its experienced management, the Company expects to expand its production capacity to meet the anticipated increase in the demand for paper and that such increased demand is projected to result in growth in the Company's revenues and net income.

The Company's production facilities are based at Yantai Dahua Paper, situated at Muping, Yantai City, Shandong Province. Yantai Dahua Paper's current production capacity is about 20,000 tons of paper per year.

The major types of paper products manufactured by Yantai Dahua Paper comprise of Printing Paper, Writing Paper, Computer Paper, and small quantity of other papers, including news print.

For 2000, 2001 and 2002 a break down of the Company's sales of paper products is summarized as follows:

           ---------------------- ----------------------------------- -----------------------------------
           PRODUCT TYPES          IN `000 TONS                        PERCENTAGE
           ---------------------- ----------------------------------- -----------------------------------
                                  2000         2001      2002         2000        2001        2002
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
           Printing Paper         11,890       12,850    15,999       63.1%       65.5%       83.2%
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
           Writing Paper           2,087        2,685     2,060       11.1%       13.7%       10.7%
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
           Computer Paper          4,703        4,093     1,175       25.0%       20.8%       6.1%
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
           Others                   156           0         0         0.8%        0%          0%
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
           Total                  18,836       19,628    19,234       100%        100%        100%
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------

The percentage of each product remains quite stable during 2000 to 2001 and in year 2002, the sales for printing paper increased with a corresponding decrease in computer paper.

Sales of the Company's paper products are conducted by Yantai Dahua Paper's sales teams based at the head office in Muping and 6 representative offices located at Beijing, Shijiazhuang (capital city of Hebei Province), Guangzhou (capital city of Guangdong province), Lanzhou (capital city of Gansu), Shanghai and Hangzhou.

The Beijing and Shijiazhuang offices account for roughly 69% of the sales, Guangzhou 3%, Shanghai and Hangzhou 20%, and Lanzhou 8%. Each of the representative offices is manned by a Sales Manager and several full-time sales representatives.

With representative offices covering the capital city and major cities in northern, eastern, western and southern China, the Company has established a sales and distribution network serving an established customer base all over China.

Today, the Company has a list of more than 210 customers through out China. Of these, nine major customers accounts for about 50% of the yearly sales. These major customers include major publishers, printers, and state-owned enterprises and they are material to the Company's business and profitability.

The Company's sales in the second half of the year is usually higher than those in the first half of the year.

To produce its three major paper products for the Chinese market, the Company requires regular supplies of its raw materials from local suppliers. The major raw materials comprise:

          -    Wheat stalks for conversion into pulp,
          -    Wood pulp,
          -    Chemicals, including sodium hydroxide and liquid chlorine.

Local suppliers supply most of the above raw materials, and Company also brings in some wood pulp itself, because of its status as a sino-foreign joint venture.

The manufacturing of paper products also requires substantial amount of water, heat and electricity. At present, the Company supplies its own heat with its new 35 metric tons boiler, which commenced operation in April 2001. The Company has built a new 3000 kilo watt electricity generator within its site at Muping. With this new facility, the Company is no longer dependent on the local grid to supply its electricity, and the Company expects to save on its electricity bill.

Today, there are more than 500 paper manufacturers in China. Of these, about 200 have an annual production capacity of over 20,000 tons. In Shandong province alone, there are 78 paper manufacturers. Most of these manufacturers are state-owned enterprises. The principal competitive factors are brand name recognition, distribution capability, product quality and capability of mass production.

The paper manufacturing industry, because of the process of cleaning and bleaching of the pulp, does produce effluents which contaminate the environment and consumes a great deal of water. In a country where water is a valuable resource, the Chinese government is implementing stringent measures to protect the environment. A number of these paper plants that fail to meet the environmental standards have been and will be closed. Only those that comply with the environmental standards can continue to produce.

The Company's plan for the future is based on the following two measures.
          -    Cost saving, and
          -    New products that meet the market's demand.

Costs Saving

To save manufacturing cost, the Company completed its own 3000 kilo watt power generation plant at the end of March, 2002. Upon completion of the plant, the Company began to generate its own electricity for the operation of the plant. Previously, the Company had to purchase about 16,200,000 units of electricity each year from the local grid at the cost of about Rmb0.65 per unit, meaning it was spending about Rmb10.5 million each year on electricity supply. With its own electricity generator, the cost reduced to Rmb0.30 per unit, saving its cost of electricity by about Rmb5.7 million, or approximately US$ 700,000, per year.

The Company is already generating its own heat supply with its 35 tons boiler, which commenced operation in April 2001. Each year, it needs about 85,000 tons of heat. Comparing with the cost of heat from external supplier of Rmb 94 per ton, the cost of its heat supply will be reduced to Rmb 69 per ton. This will reduce the manufacturing cost by about Rmb 2.1 million, or approximately US$ 250,000, per year.

The above two measures  will improve the  Company's  bottom line by about Rmb6.2
million,  or  US$750,000,   after  deducting  depreciation  of  the  boiler  and
generator.

New Products

The Company sees an opportunity to develop a new product that meets the demand of the PRC market. Because of the increasing affluence, and hence the increase in the general standard of living, of the Chinese people, an increasing demand on both the quantity and quality of a great variety of commodities is observed. Books and magazines are among those in demand. Therefore, it is not surprising that consumption of copper printing paper, used mostly in the printing of books and magazines for the upper end market, has been increasing at about 18% per annum for the last ten years.

Domestic supply of copper printing, increasing from 850,000 tons in 2000 to 1.5 million tons to 2002, still cannot match demand, and the deficit have to be imported from outside. In fact, copper printing paper is among the top 5 imported paper products into China in 2002.

Yantai Dahua Paper has made an in-depth analysis on the copper printing paper market and concluded that the investment of a new production line to produce such product would bring favorable return to the Company and the shareholders.

The Company plans to construct a new production plant that would increase its capacity by an additional 30,000 tons of copper printing paper, which is projected to or are expected to generate an extra revenue of up to US$25 million per year.

The proposed facilities, when installed, will enable the Company to have an additional capacity to produce 30,000 tons of copper printing paper each year.

A 40,000 sq. meter piece of land next to the Company's existing plant has been acquired for the building of the new production plant.

The major equipment for the new production line is a 2640 papermaking machine, which is capable of producing paper sheet of up to 2,640 mm in width. The machine has a maximum output speed of 500 m/min and can be purchased from within China.

Other equipment include refiner, headbox, coating machine, supercalender, hyropulper, control systems, etc. Part of these would be imported from overseas.

The major raw material required for the production is chemically bleached wood pulp, which can be sourced in the international market (countries like USA, Canada, Finland and Sweden, etc.) with ease.

The Company has also secured the supply of water, which is required in abundant amount for the paper making process. The 20 wells owned by the Company can produce 20,000 cubic meter of underground water per day.

The Company is installing an additional power plant that can generate 6,000 kilo watts of electricity, thereby guaranteeing the power required for the production process.

Two more boilers of 35 ton each will also be installed to supply the heat required for the new plant.

Construction work for the factory electricity plant and boiler plant has already commenced and is scheduled to be completed by as early as August 2003. Assuming the availability of funds, and a lead time of 9 to12 months for the ordering and installation of equipment, the trial production can commence in the second half of 2004.

As the Company's customers are really well established publishers and printing houses, the management believes that the additional 30,000 tons of copper printing paper can be easily absorbed by these customers.

Another new product the Company sees an opportunity in is anti-counterfeit paper. As there is growing concern for the importance of security and authenticity, anti-counterfeit paper could be another paper product with a huge demand.

Currently, anti-counterfeit paper in China is mainly using watermark and hologram and the Company sees the opportunity to get into more sophisticated product. It is conducting feasibility studies with regard to the co-operation with a Shenzhen company to see if this would be the next new product in line.

C.   ORGANIZATIONAL STRUCTURE

                                                         --------------------
                                                         The Company
                                                         --------------------
                                                                  |
                                                                  |     100%
                                                                  |
                  ---------------------                  --------------------
                  Yantai Longda                          Australia China
                  ---------------------                  --------------------
                  15%      |                                      |      85%
                           |                                      |
                               -------- ------- -------- -------
                                               |
                                               |
                                        ----------------
                                        Yantai  Dahua
                                        Paper
                                        ----------------


D.   PROPERTY, PLANTS AND EQUIPMENT

Yantai Dahua Paper is situated at Muping East at a site close to the Yantai-Weihai Highway. The area of the site is about 110,000 square metres. On the site, the total built-up area is about 22,000 square metres. The built-up area includes pulp making facilities, 5 paper making plants, storage warehouse, administration block, boiler plant, electricity generation plant, effluent treatment plant, and other amenities.

The pulp making facilities can produce up to 20,000 tons of straw pulp per year.

There are 4 paper making plants in Yantai Dahua Paper, with a total production capacity of 28,000 tons of paper per year. In each of these plants, there is one paper making machine. Three of the plants produce up to a maximum of 22,000 tons of paper with a width of 1.76 metres and one produces up to 6,000 tons of paper with a width of 1.575 metres.

Yantai Dahua Paper also has one dinking line for making pulp from waste paper. This line of operation is currently not in use because of the high cost of electricity, making it not profitable to produce pulp from waste paper. With the new electricity generator, which commenced operation in April 2002, Yantai Dahua Paper can have the option open whether to utilize this pulp making facility because the reduction in the cost of electricity will make it viable but has not done so. This plant has the capacity of producing 6,000 tons of better quality pulp per year.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

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

        (1) significant increases in competitive pressure in the paper industry;

        (2) general global economic conditions;

        (3) changes in the regulatory environment; and

        (4) changes in the securities markets.

Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

FINANCIAL RESULTS

Yandai Dahua Paper had a net loss of Rmb 375,741, equivalent to US$45,450 for the year ended December 31, 2000 and then ran into net income of Rmb 1,488,768, equivalent to US$180,081 for year ended December 31 2001, net income of Rmb
8,152,177, equivalent to US$986,088 for year ended December 31 2002. The increase in the net income relates primarily to the increase in gross margin.

Short-term loans increased from Rmb 2,745,000, equivalent to US$332,035 for the year ended December 31 2000 to Rmb 7,395,000, equivalent to US$894,499 for the year ended December 31 2001 and to Rmb 29,870,000, equivalent to US$10,411,393 for the year ended December 2002, whilst long-term loans of Rmb 18,230,000 equivalent to US$2,205,101 for year ended December 31 2001 fell due within one year from December 31 2002 and were classified as short-term loans at December 31, 2002.

INFORMATION REGARDING SIGNIFICANT FINANCIAL FACTORS

Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business

B.   LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Australia China, the Company's wholly owned subsidiary, has an audited operating revenue of US$3,469,026 with net income after tax and minority of US$288,750, being 85% net income of the 4th quarter of 2002 of Yantai Dahua Paper for the period from February 2002 (date of incorporation) to December 31, 2002.

The Company's primary sources of funding are (i) cash flow from operating activities and (ii) borrowings from credit agreements with various banks.

There are no material unused sources of liquidity. The Company is in the opinion that the working capital is sufficient for the Company's present requirement.

There is no legal or economic restrictions on the abilities of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances are.

Information relating to Equity's cash flow and borrowings as at December 31, 2002 can be reflected in the audited accounts to be disclosed once the same is available.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
     The Company has not invested into research and development.

D.   TREND INFORMATION

     Sales
     Because of the increasing affluence, and hence the increase in the general standard of living, of the Chinese people, an increasing demand on both the quantity and quality of a great variety of commodities is observed. Books and magazines are among those in demand. Therefore, it is not surprising that consumption of copper printing paper, used mostly in the printing of books and magazines for the upper end market, has been increasing at about 18% per annum for the last ten years.

     Production
     Upon the completion of the Company's plan to construct a new production plant, production will be increased by an additional 30,000 tons of copper printing paper, which is projected to or are expected to generate an extra revenue of up to US$ 25 million per year.

     Price
     Due to the keen competition in the paper market, the Company's unlikely to increase the price of its products.

     Inventory
     Yantai Dahua Paper is likely to maintain the value of our inventory as of December 31, 2002 at approximately US$1,662,073.

E.   OFF-BALANCE SHEET ARRANGEMENTS
     The Company has not made any off-balance sheet arrangement.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Yantai Dahua Paper has the following contractual obligations as at December 31, 2002:

--------------------------------------------------- ----------------------------------------------------------------------
                                                                          Payments due by period of
--------------------------------------------------- ----------------------------------------------------------------------
Contractual Obligations                             Total             Less than 1 year  1-3 years   3-5 years  More than
                                                                                                               5 years
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Long-term Debt Obligations                          Rmb29,870,000     Rmb29,870,000     0           0          0
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Capital (Finance) Lease Obligations                 0                 0                 0           0          0
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Operating Lease Obligations                         0                 0                 0           0          0
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Purchase Obligations                                0                 0                 0           0          0
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Other   Long-term   Liability   reflected  on  the  0                 0                 0           0          0
Company's  Balance  Sheet  under  the  GAAP of the
primary financial statements
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------
Total                                               Rmb29,870,000     Rmb29,870,000     0           0          0
--------------------------------------------------- ----------------- ----------------- ----------- ---------- -----------


G.   SAFE HARBOR
     The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5F, provided that the disclosure is made by: an issuer; a person acting on behalf of the issuer; an outside reviewer retained by the issuer making a statement on behalf of the issuer' to an underwriter, with respect to information provided by the issuer or information derived from information provided by the issuer.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Australia China's Key Management Team consists of the following persons:

Mr. TANG Yuxiang, age 55, is Chairman & Chief Executive Officer of Australia China. He has been working in the paper industry since 1984, when he was appointed as Party Secretary and then Plant Manager of Yantai Longda. Since the inception of Yantai Paper in 1994, he has been General Manager and Chairman of the Board of the joint venture. His previous experience includes 18 years experience in an agricultural machinery plant in Yantai Longda, where he was promoted to Deputy Plant Manager, a position he held from 1979 to 1982. He is a graduate of Shandong Agricultural Machinery Institute and is a Chinese government endorsed Senior Economist.

Mr. YU Shou Ping, age 56, is Director & Chief Operating Officer. He has been Deputy General Manager and Director of Yantai Paper since 1994. He is responsible for its manufacturing operations. He has been working in the paper industry since August 1984. He is a graduate of Shandong Muping Electricity University.

Mr. QIAO Xuezhou, age 41, is Deputy General Manager, Sales & Purchasing of Yantai Paper. He manages its sales and purchasing operations, including the six offices in the PRC. He joined Yantai Longda in 1980 and was promoted to Deputy Plant Manger in 1989. He was appointed to his present position in 1994. He is a graduate of Yantai University.

Ms. JIANG Min, age 41, is Chief Engineer of Yantai Dahua Paper. She is responsible for its engineering, technical and quality operations. She joined Yantai Longda in 1982 and was appointed to her present position in 1994. She is a graduate of Shandong Technical College of Light Industry, majoring in pulp and paper manufacturing.

Mr. QU Shuzhi, age 43, is Deputy General Manager & Chief accountant of Yantai Paper. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001. He is a graduate of in Finance Management at the China Agricultural University.

Mr. QU Dongqing, age 39, has been Assistant to Mr. TANG Yuxiang since June 2000. He is responsible for Human Resources and General Administration. He joined Yantai Longda in 1980 as an officer of the trade union within Yantai Longda. From 1986 to 1996, he served as Manager, General Administration of Yantai
Longda. From 1996 to 2000, he served as Plant Manager of an iron lid manufacturer branch of Yantai Longda.

The Company's Key Management Team consists of the following persons:

Mr. TANG Yuxiang, Chief Executive Officer and a Director. Please see his biographical sketch above.

Mr. QU Shuzhi, Director. Please see his biographical sketch above.

Mr. YU Shou Ping, Director. Please see his biographical sketch above.

Mr. YU Zhou, Independent Director, aged 46. He is working for an information technology company since 1996.

Mr. XIONG Shi Gui, Independent Director, aged 69. He was a law graduate in PRC in 1958. Since graduation, Mr. Xiong has been working for the Government in respect of education work. He is now working for Sincere College Shanghai as an Associate Dean.

Mr. LEUNG Wai Chiu Albert, Chief Financial Officer, age 46. Before this appointment, he held senior accounting and finance positions in headquarters and in operational units of leading multi-national companies in Europe and in Asia Pacific. He is a graduate of the Hong Kong Polytechnic and l'Ecole des Hautes Etudes Commerciales in France. He is a member of the Association of Chartered Certified Accountants of Great Britain and a member of the Hong Kong Society of Accountants.

B.   COMPENSATION

COMPENSATION TO DIRECTORS

For the year ended December 31, 2002 there was no compensation paid by the Company to its directors as a group. In the year 2003, the Company has no plans to pay the directors any compensation. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

COMPENSATION TO OFFICERS

For Equity in fiscal year 2002, no compensation was paid to the Board or the officers. In the resignation statements, the Board and the officers each and all waived all rights to any back salary and or benefits.

For the Company, the salaries paid by the Company or its subsidiaries to the officers are:

      ----------------------------- ---------------
      NAME                          ANNUAL
                                    SALARY
      ----------------------------- ---------------
      TANG Yuxiang                  US$12,000
      ----------------------------- ---------------
      YU Shou Ping                  US$8,000
      ----------------------------- ---------------
      QU Shuzhi                     US$8,000
      ----------------------------- ---------------
      QU Dongqing                   US$8,000
      ----------------------------- ---------------


C.   BOARD PRACTICES

The following persons serve as a member of the Company's Board of Directors:

NAME                              POSITION
Mr. TANG Yuxiang                  Chairman & Chief Executive Officer
Mr. QU Shuzhi                     Director
Mr. YU Shou Ping                  Director
Mr. YU Zhou                       Independent Director
Mr. XIONG Shi Gui                 Independent Director

There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

D.   EMPLOYEES

The Company has 1,180 employees. Management considers the relationship with employees to be excellent.

As stipulated by PRC regulations, the Company participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of Yantai Dahua

Paper are entitled to certain retirement benefits. antai Dahua Paper is required to make contributions to a state sponsored retirement plan at approximately 20% of the basic amount which is within the range from RMB400 to RMB468 stipulated by the PRC government. Yantai Dahua Paper determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees. [

Yantai Dahua Paper's pension expense for the years ended December 31, 2000, 2001
and  2002  was   RMB1,175,625,   RMB1,175,625  and  RMB1,370,584   (US$165,786),
respectively.

E.   SHARE OWNERSHIP

The following table set forth the share ownership of the Company as at June 19, 2003

Name                                         Shares              Percentage
Magic Growth Investments Limited             18,000,000          53.82%
Success Channel Limited                      3,000,000           8.97%
Everwell Strategy Limited                    3,000,000           8.97%

Tang Yuxiang is a director and shareholder of Magic Growth Investmenrs Limited. Qu Shuzhi is a director and shareholder of Success Channel Limited. Qu Dongqing is a director and shareholder of Everwell Strategy Limited.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

Please see Item 6E for share ownership information regarding our principal shareholders.

The following is provided regarding the Company's principal shareholders; that is, the beneficial owners of 5% or more of the Company's common share voting securities. Provided are the names of the major shareholders, and the number of shares and the percentage of outstanding shares of the common shares owned by each of them as of December 31, 2002.

Name                                         Shares              Percentage
Magic Growth Investments Limited             18,000,000          53.82%
Success Channel Limited                      3,000,000           8.97%
Everwell Strategy Limited                    3,000,000           8.97%
Golden Nugget Resources Limited              1,800,000           5.38%

The Company's major shareholders do not have different voting rights.

To the extent known to the Company, it is not directly or indirectly owned or controlled by another corporation other than Magic Growth Investments Limited and its director and shareholder Tang Yuxiang, or by any foreign government or by any other natural or legal persons, severally or jointly.

To the Company's knowledge there are no arrangements the operation of which may at a subsequent date result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transaction with parties that have relationship with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the Board of Directors and are subject to the approval of members of the Board of Directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions; related parties include our subsidiaries, investments accounted for under the equity method, members of our management and owners of a significant percentage of our common stock and their family members, and any other party that we significantly influence.


          (a) Name and relationship of related parties             Existing relationships with Yandai Dahua Paper

              Yantai Longda (YLPI)                                 PRC Joint venturer

              Australia China Investment Pty Limited (ACIP)        Foreign Joint venturer (ceased on October 1, 2002)

              Muping Iron Cover Manufacturing Factory (MIC)        Branch of PRC Joint venturer

              Muping Paper Product Manufacturing Factory (MPP)     Branch of PRC Joint venturer

              Muping Vegetable Processing Factory (MVP)            Branch of PRC Joint venturer

              Australia China (ACIL)                               Holding company (since October 1, 2002)


         (b)  Related party transactions
                                                             2000              2001              2002              2001
                                                              RMB               RMB               RMB               US$

             (i) Due from related parties
                      ACIP                              3,224,265         3,224,265                 -                 -
                      MVP                                       -           297,349           111,780            13,521
                      MPP                                 489,085         1,017,784           358,716            43,390
                      MIC                               1,539,432         1,525,147         1,364,434           165,042
                      ACIL                                      -                 -            54,593             6,604
                                                     -------------     -------------    --------------     -------------

                                                        5,252,782         6,064,545         1,889,523           228,557
                                                     =============     =============    ==============     =============

             (ii) Due to related parties
                      YLPI (Note)                      26,784,256        26,449,009        21,261,928         2,571,843
                      MVP                                 434,550                 -                 -                 -
                                                     -------------     -------------    --------------     -------------

                                                       27,218,806        26,449,009        21,261,928         2,571,843
                                                     =============     =============    ==============     =============

              Note: Loans from YLPI amounting to RMB25,680,000, RMB22,880,000 and RMB21,100,000 (US$2,552,256) as of December 31, 2000,
                     2001 and 2002, respectively, were borrowed from banks on behalf of Yantai Dahua Paper.

The amounts due are unsecured, interest-free and have no fixed repayment terms.

The terms of the related party transactions are as favorable to Yantai Dahua Paper as could be obtained from an unaffiliated party.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable

ITEM 8   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The unaudited management account of Equity, audited financial statements of Australia China and Yantai Dahua Paper are filed in this annual report as Item 18.

B.   SIGNIFICANT CHANGES

At a meeting of the Board of Directors held on April 3, 2003, the Board of Directors resolved to issue two additional shares for each common stock issued and outstanding, as a stock split, for no consideration, to its shareholders of record on April 13, 2003, to be effected on April 23, 2003.

The additional shares would be of the same class of common stock outstanding, with the same right and privileges and without change in the par value. Prior to the split, the Company has a total of 11,149,000 shares of common stock issued and outstanding. The stock split increased the total issued and outstanding shares to 33,447,000.

ITEM 9   THE OFFER AND LISTING

         Not Applicable

ITEM 10  ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not Applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

This information, contained in the by-laws of Equity Finance Holding Corporation and the Memorandum of Association and Articles of Association of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, 6 March 1998, is hereby incorporated by specific reference in this annual report to Exhibits 1 and 2 to the registration statement Form 8-A12G dated February 20, 2003.

C.   MATERIAL CONTRACTS

     Not applicable

D.   EXCHANGE CONTROLS

Belize has no system of exchange controls. There are no Belize restrictions on the repatriation of capital or earnings of a Belize public company to non-resident investors. There are no laws in Belize or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities.

The PRC has a system of exchange controls. The Renminbi exchange rate system is the base for stable operation of PRC's exchange control system. The Regulations on Exchange Control of the PRC promulgated with the State Council's approval in January 1996 point out that the exchange rate for Renminbi is a single, managed floating exchange rate based on market demand and supply.

Foreign exchange system reform began in 1994 with the establishment of the China Region Exchange Trading Center in Shanghai which is linked to 34 cities by a computer network and extends to the nearby regions. After segmentation by administration areas was discarded, a nationwide unified interbank trading market was established. The Center has adopted a membership system with 384 unit members - at present comprising the head offices of Chinese-funded banks and their authorized branches, foreign-funded banks and authorized non-bank financial institutions, which represent the main trading body on the market. Following foreign- funded enterprises' participation in the banking system for the settlement and sales of foreign exchange, foreign-funded banks are also permitted to engage in such business, so that the interbank trading market is further stimulated.

At present, there are three foreign currencies tradable with the Remninbi at the
Center: US dollars, Japanese yen and Hong Kong dollars. The daily weighted average is published by the People's Bank of China as the middle rate for the ensuing business day; each bank may quote prices within the permitted floating limits of 0.15 per cent for US dollars and 1 per cent for Japanese yen and Hong Kong dollars.

For other currencies, cross rates are fixed on the basis of the international market level and a floating margin as specified by the People's Bank of China. Thus the establishment and normal operation of the nationwide interbank trading market has geared the Renminbi rate to market supply and demand.

In January 1994 the single exchange rate system was hailed as a strategic decision by the IMF, and has created favorable conditions for China to participate in international competition with others on a fair and equal footing. In order to ensure the healthy development of the national economy and maintain basic stability of the Renminbi rate, the People's Bank of China exercises necessary control and intervenes in the light of state macroeconomic control targets.

Now Renminbi payments for foreign trade and non-trade transactions as well as transfers of capital gains within China may be converted into foreign currencies for remittance or transfer abroad.

The following table sets forth certain information concerning exchange rates (the noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New
York) between Renminbi and U.S. dollars for the periods indicated:


                 CALENDAR YEAR                           YEAR AVERAGE (1)
                                                          (RMB PER US$)

                     1997                                    8.3193
                     1998                                    8.2991
                     1999                                    8.2785
                     2000                                    8.2784
                     2001                                    8.2772

(1) Determined by averaging the rates on the last business day of each month during the relevant period.

As of June 24, 2003, the exchange rate was US$1.00 = Rmb 8.2774.

E.   TAXATION

Yantai Dahua Paper is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

Yantai Dahua Paper is established and is carrying on business in the PRC and subject to the PRC enterprise income tax at a rate of 24%.

Deferred income tax has not been provided for in 2000, 2001. Deferred income tax of RMB 2,623,740(US$317,367) has been provided to Yantai Dahua Paper for year 2002.

The Company is incorporated in Belize and the Belize tax laws are summarized as follows. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income.

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

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable

G.   STATEMENT BY EXPERTS

     Not Applicable

H.   DOCUMENTS ON DISPLAY

     Not Applicable

I.   SUBSIDIARY INFORMATION

     Not Applicable

ITEM 11  QUANTITATIVE INFORMATION ABOUT MARKET RISK

The Company does not maintain nor invest in market sensitive or interest rate sensitive holdings. Therefore, the Company has no quantitative or qualitative exposure to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15  CONTROLS AND PROCEDURES
Based on their evaluation of the Company's internal disclosure controls and procedures completed on June 2003, Mr. Tang Yuxiang, Chief Executive Officer, and Mr. Leung Wai Chiu Albert, Chief Financial Officer, have concluded that the Company's controls and procedures (as defined in Rule 13a -15 and Rule 15d-15(c) of the Securities Exchange Act of 1934) are adequate and effective on ensuring the accuracy and intensity of the information in this annual report. There have not been any significant changes made in the Company's internal controls and procedure or any other factors that could significantly affect these controls.

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

EQUITY
                                                                       PAGE NO.
                                                                       --------


PROFIT & LOSS  (January through December 2002)                            30

BALANCE SHEET as at December 2002                                         32



AUSTRALIA CHINA INVESTMENTS LIMITED
                                                                       PAGE NO.
                                                                       --------


INDEPENDENT AUDITORS' REPORT                                              34



CONSOLIDATED STATEMENT OF OPERATIONS                                      35



CONSOLIDATED BALANCE SHEET                                                36



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                            37



CONSOLIDATED STATEMENT OF CASH FLOWS                                      38



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                            39


YANTAI DAHUA PAPER

                                                                       PAGE NO.
                                                                       --------


INDEPENDENT AUDITORS' REPORT                                              50

STATEMENTS OF OPERATIONS                                                  51



BALANCE SHEETS                                                            52



STATEMENT OF OWNERS' EQUITY                                               53



STATEMENTS OF CASH FLOWS                                                  54



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                            55

                       EQUITY FINANCE HOLDINGS CORPORATION
                                  PROFIT & LOSS
                          JANUARY THROUGH DECEMBER 2002

                                                                JAN - DEC '02
                                                                ---------------
                     ORDINARY INCOME/EXPENSE
                         INCOME
                             OTHER REGULAR INCOME                    42,750.00
                             INTEREST                                    25.72
                                                                ---------------
                         TOTAL INCOME                                42,775.72

                         EXPENSE
                             MAILING/SHIPPING                            63.48
                             MOODY LISTING                            2,400.00
                             MARKETING
                                 BUSINESS WIRE                          435.00
                                 SHAREHOLDER WEB PAGE                   214.40
                                                                ---------------
                             TOTAL - MARKETING                          649.40

                             SEC FILING FEES
                                 EDGAR FILING                         1,492.80
                                                                ---------------
                             TOTAL - SEC FILING FEES                  1,492.80

                             BANK SERVICE CHARGES                     1,554.87
                             DUES AND SUBSCRIPTIONS                     199.95
                             INTEREST EXPENSE
                                 FINANCE CHARGE                         634.06
                                                                ---------------
                             TOTAL - INTEREST EXPENSE                   634.06

                             MISCELLANEOUS                               69.50
                             POSTAGE AND DELIVERY                        37.00
                             PROFESSIONAL FEES
                                 AUDIT                                6,000.00
                                 TRANSFER AGENT                       3,783.86
                                 LEGAL FEES                         -11,200.00
                                 ACCOUNTING                           2,268.00
                                                                ---------------
                             TOTAL   PROFESSIONAL FEES                  851.86
                             RENT
                                 MAIL BOX RENTAL                        612.00
                                                                ---------------
                             TOTAL - RENT                               612.00
                             TELEPHONE                                1,121.10
                             OFFICE SUPPLIES
                                 SOFTWARE                               109.85
                                 GENERAL OFFICE SUPPLIES                 83.09
                                                                ---------------
                             TOTAL   OFFICE SUPPLIES                    192.94
                             OUTSIDE SERVICES                            83.37
                             PAYROLL EXPENSES

                                 OFFICER SALARY                           0.00
                                                                ---------------
                             TOTAL - PAYROLL EXPENSES                     0.00
                             DELAWARE INCORPORATIONS                    239.70
                                                                ---------------
                         TOTAL EXPENSE                               10,202.03
                                                                ---------------
                     NET ORDINARY INCOME                             32,573.69
                     OTHER INCOME/EXPENSE
                         OTHER EXPENSE
                             OTHER EXPENSES                               0.00
                                                                ---------------
                         TOTAL OTHER EXPENSE                              0.00
                                                                ---------------
                     NET OTHER INCOME                                     0.00
                                                                ---------------
                 NET INCOME                                          32,573.69
                                                                ===============



                     EQUITY FINANCE HOLDINGS CORPORATION
                                BALANCE SHEET
                           AS OF DECEMBER 31, 2002

                                                                     DEC 31, '02
                                                                    ------------
               ASSETS
                   CURRENT ASSETS
                       CHECKING/SAVINGS
                            BANK OF MONTREAL                           1,186.05
                                                                    ------------
                       TOTAL CHECKING/SAVINGS                          1,186.05
                                                                    ------------
                   TOTAL CURRENT ASSETS                                1,186.05
                                                                    ------------
               TOTAL ASSETS                                            1,186.05
                                                                    ============
               LIABILITIES & EQUITY
                   LIABILITIES
                       CURRENT LIABILITIES
                           ACCOUNTS PAYABLE
                               ACCOUNTS PAYABLE                      192,043.45
                                                                    ------------
                           TOTAL ACCOUNTS PAYABLE                    192,043.45

                           CREDIT CARDS
                              FIRST USA BANK, NA                       4,686.30
                               M - BUSINESS CARD -WELLS FARGO          5,342.49
                               B-MASTERCARD WELLS FARGO                1,364.49
                                                                    ------------
                           TOTAL CREDIT CARDS                         11,393.28

                           OTHER CURRENT LIABILITIES
                              DEFERRED REVENUE                        38,000.00
                              SHORT TERM LOANS
                                  LOAN -JAMES BISHOP                  32,200.00
                                                                    ------------

                              TOTAL - SHORT TERM LOANS                32,200.00
                                                                    ------------
                           TOTAL OTHER CURRENT LIABILITIES            70,200.00
                                                                    ------------
                       TOTAL CURRENT LIABILITIES                     273,636.73

                       LONG TERM LIABILITIES
                           LONG TERM LOANS PAYABLE
                              RELATED PARTY NOTE PAYABLE             116,438.61
                                                                    ------------
                           TOTAL - LONG TERM LOANS PAYABLE           116,438.61
                                                                    ------------
                       TOTAL LONG TERM LIABILITIES                   116,438.61
                                                                    ------------
                   TOTAL LIABILITIES                                 390,075.34

                   EQUITY
                       RETAINED EARNINGS                            ,243,273.93
                       ADDITIONAL PAID IN CAPITAL                    816,661.95
                       COMMON STOCK                                    5,149.00
                       NET INCOME                                     32,573.69
                                                                    ------------
                   TOTAL EQUITY                                     -388,889.29
                                                                    ------------
               TOTAL LIABILITIES & EQUITY                              1,186.05
                                                                    ============

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


To the Board of Directors and Stockholders of AUSTRALIA CHINA INVESTMENTS LIMITED
(A company incorporated in British Virgin Islands)




We have audited the accompanying consolidated balance sheet of Australia China Investments Limited (the "Company") and its subsidiary (hereinafter collectively referred to as the "Group") as of December 31, 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from February 1, 2002 (date of incorporation) to December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2002 and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







Moores Rowland
Chartered Accountants
Certified Public Accountants
Hong Kong

Date: April 25, 2003

AUSTRALIA CHINA INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


                                                     NOTE        US$

Operating revenue
Sales of goods                                                   3,469,026

Cost of sales                                                    (2,345,510)
                                                                 ---------------

Gross profit                                                     1,123,516

Operating expenses
Depreciation                                                     (11,248)
Handling and shipping costs                                      (85,956)
Selling, general and administrative expenses                     (560,177)
                                                                 ---------------

Income from operations                                           466,135

Non-operating income
SUNDRY INCOME                                                    21,475
                                                                 ---------------

Income before income taxes                                       487,610

PROVISION FOR INCOME TAXES                           6           (147,907)
                                                                 ---------------

Income after income taxes                                        339,703

Minority interest in income of subsidiary                        (50,953)
                                                                 ---------------

Net income                                                       288,750
                                                                 ===============


Earnings per share
Basic common stock outstanding                                   5,000,000
                                                                 ===============

Basic net income per common stock                                US 0.6 CENTS
                                                                 ===============



The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
As of December 31, 2002


ASSETS                                                      NOTE                                   US$

CURRENT ASSETS
Cash and cash equivalents                                                                      692,099
Accounts receivable, trade                                                                   6,824,688
Prepayments and other receivables                                                            1,183,772
Inventories                                                 7                                1,662,073
Due from related parties                                    10                                 221,953
                                                                                       ----------------

TOTAL CURRENT ASSETS                                                                        10,584,585
Property and equipment, net                                 8                                9,814,442
Construction in progress                                                                       142,109
                                                                                       ----------------

TOTAL ASSETS                                                                                20,541,136
                                                                                       ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans                                            9                                3,613,075
Accounts payable, trade                                                                      1,837,400
Accrued charges and other payables                                                           2,134,655
Due to a related party                                      10                               2,571,843
Due to stockholders                                         10                               8,196,910
Income tax payable                                                                              24,845
Deferred tax                                                                                   229,574
                                                                                       ----------------

TOTAL CURRENT LIABILITIES                                                                   18,608,302
                                                                                       ----------------

NON-CURRENT LIABILITIES
Deferred tax                                                                                    87,793
                                                                                       ----------------

MINORITY INTEREST IN SUBSIDIARY                                                              1,506,291
                                                                                       ----------------

STOCKHOLDERS' EQUITY
Common stock, par value US$0.01 each; 5,000,000 shares
authorized, issued and outstanding                          11                                  50,000
Retained earnings                                                                              275,052
Statutory reserves                                          12                                  13,698
                                                                                       ----------------

TOTAL STOCKHOLDERS' EQUITY                                                                     338,750
                                                                                       ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                  20,541,136
                                                                                       ================




The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------

                                            COMMON STOCK               RETAINED           STATUTORY         TOTAL
                                 -----------------------------------    EARNINGS           RESERVES
                                 No. of shares      Amount
                                                    US$                US$                US$               US$

New stock issued on February 1,
   2002 (date of incorporation)  5,000,000          50,000             -                  -                 50,000

Net income for the period        -                  -                  288,750            -                 288,750

Transfer to statutory reserves   -                  -                  (13,698)           13,698            -
                                 ----------------   ----------------   ---------------    ---------------   ----------------

BALANCES AS OF DECEMBER 31, 2002 5,000,000          50,000             275,052            13,698            338,750
                                 ================   ================   ===============    ===============   ================





The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------



                                                                                                      US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                                        288,750

Adjustments to reconcile net profit to net cash used in operating activities:
                  Depreciation                                                                    129,548
         Exchange gain                                                                               (17)
         Minority interest                                                                         50,953
Changes in working capital:
                  Accounts receivable, trade                                                      287,026
                  Prepayments and other receivables                                             (443,238)
                  Inventories                                                                      61,619
                  Due to a related party                                                        (113,338)
                  Accounts payable, trade                                                       (305,329)
                  Accrued charges and other payables                                              (7,289)
                  Income tax                                                                      146,979
                                                                                          ----------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                                          95,664
                                                                                          ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash flows from acquisition of subsidiary                                                         846,047
Purchases of property and equipment                                                             (184,278)
Addition to construction in progress                                                            (115,334)
                                                                                          ----------------

NET CASH USED IN INVESTING ACTIVITIES                                                             546,435
                                                                                          ----------------

NET CASH FROM FINANCING ACTIVITIES:
Issue of stocks                                                                                    50,000
                                                                                          ----------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                         692,099
                                                                                          ================


CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                                                    692,099
                                                                                          ================






The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------

1.       ORGANIZATION

         The Company was incorporated in the British Virgin Islands ("BVI") on February 1, 2002 as a limited liability company and is known as Australia China Investments Limited. As of December 31, 2002, the Company has authorized and outstanding common stock of 5,000,000 shares. All outstanding common stocks are issued to Mr Tang Yuxiang and Mr Qu Shuzhi, equally. The Company had no operations until the investing transactions described below.


2.       BASIS OF CONSOLIDATION

         On June 28, 2002, Australia China Investment Pty Limited ("ACIP"), Yantai Longda Paper Industry Company Limited ("YLPI") and the Company entered into an agreement (the "Agreement") in which ACIP agreed to transfer its entire interest and YLPI agreed to transfer its 59% interest in Yantai Dahua Paper Industry Company Limited ("YDPI") to the Company (the "Transfer"). The aggregate consideration of the Transfer is US$8,242,836 which represented 85% of net asset value of YDPI as of September 30, 2002. Upon completion of the transaction, the Company and YLPI own 85% and 15% interest in YDPI respectively. On July 30, 2002, the Yantai Foreign Investment Bureau approved the above transfers of interest.

         The Company acts as an investment holding company and is designated by its stockholders and directors, Mr. Tang Yuxiang and Mr Qu Shuzhi, to hold their interest in YDPI.

         The consolidated financial statements have been prepared using the purchase accounting method incorporating the results of YDPI from October 1, 2002, the effective date of acquisition.


3.       INVESTMENT

         Details of the investment are as follows:

         YDPI was established in the People's Republic of China ("PRC") on April 14, 1994 as a sino-foreign equity joint venture.

         YDPI was an equity joint venture with an initial equity capital of Rmb38,177,000 and planned to operate for a term of 15 years until April 14, 2009. The initial equity capital was contributed by YLPI (formerly known as "Muping Paper Manufacturer", a company established in the PRC) and ACIP, a company incorporated in Australia in the ratio of 77% and 23% respectively.

         On May 28, 1996, YDPI's application for capital reduction to Rmb33,590,000 was approved by the Muping Foreign Economic Trade Committee. After the reduction, the ratio of the contribution between YLPI and ACIP was changed to 74% and 26% respectively.

         YDPI is principally engaged in manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------



3.       INVESTMENT (CONTINUED)

         On July 30, 2002, Yantai Foreign Investment Bureau approved YDPI's application for the extension of operating period for an additional 15 years to 2024.

         The amount assigned to each major asset and liability caption of YDPI at the acquisition date are as follows:
                                                           US$
         ASSETS ACQUIRED
            Cash and cash equivalent                       846,047
            Accounts receivable, trade                     7,111,714
            Prepayments and other receivables              740,533
            Inventories                                    1,723,693
            Due from related parties                       810,772
            Property and equipment, net                    9,424,375
            Construction in progress                       362,111
                                                           ------------------

                                                           21,019,245
                                                           ------------------

         LIABILITIES ASSUMED
            Short-term loans                               (3,613,075)
            Accounts payable, trade                        (2,142,729)
            Accrued charges and other payables             (2,146,033)
            Due to a related party                         (3,223,999)
            Income tax payables                            (10,643)
            Deferred tax                                   (184,591)
                                                           ------------------

                                                           (11,321,070)
                                                           ------------------

            Net assets acquired                            9,698,175
            Shared by minority interest                    (1,455,339)
                                                           ------------------

        Consideration (note 2)                             8,242,836
                                                           ==================


4.       BASIS OF PRESENTATION

         The financial statements have been presented in United States dollars (US$) and prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


5.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      BASIS OF CONSOLIDATION
         The financial statements include the accounts of the Company and its subsidiary (see note 2) in which the Company has a controlling financial interest. The results of operations of the subsidiary acquired during the period is included from the effective date of acquisition. All significant intercompany accounts and transactions have been eliminated.

         SUBSIDIARY
         A subsidiary is an affiliate controlled by the Company directly, or indirectly through one or more intermediaries. The term control
         (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stocks, by contract, or otherwise.

(B)      REVENUE RECOGNITION
         Net sales represent the invoiced value of goods, net of value-added tax ("VAT") and returns. The Group generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

         INCOME TAXES
         The Group did not carry on any business and did not maintain any branch office in the United States of America.

         Provision for income and other related taxes has been made in accordance with the tax rates and laws in effect in the PRC.

         Income tax expense is computed based on pre-tax income included in the consolidated statements of operations. The Group provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the carrying amounts and tax bases assets and liabilities and their reported amounts. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

         PROPERTY AND EQUIPMENT AND DEPRECIATION
         Property and equipment are stated at cost less accumulated depreciation. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to the consolidated statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

         When  assets  are  sold  or  retired,   their  costs  and   accumulated
         depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of operations.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


5.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       PROPERTY AND EQUIPMENT AND DEPRECIATION (CONTINUED)
       When assets are transferred between property and equipment and other classes of assets, the cost of such an asset on transfer is deemed to be the carrying amount of the asset as stated under its original classification.

       Depreciation is calculated to write off the cost of property and equipment using the straight-line method at rates based on their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values.

       ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
       The long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

       INVENTORIES
       Inventories  are  stated  at the  lower  of cost or  market.  The cost of inventories is determined using the weighted average cost method. Potential losses from obsolete and slow-moving inventories are provided for when identified. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of manufacturing overhead.

       STATEMENT OF CASH FLOWS
       Cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent only when it has a maturity of three months or less from its acquisition date.

       FOREIGN CURRENCY TRANSLATION
       The Company maintains its accounting books and records in US$. Foreign currency transactions during the year are translated to US$ at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the consolidated statement of operations.

       On consolidation, the financial statements of the PRC subsidiary is translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences arising on consolidation are recorded within equity. The amount of such translation adjustments were not significant for the period, no other comprehensive income was recognized.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------



5.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         EARNINGS PER SHARE
         The basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common stocks outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted average number of common stocks outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common stocks had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common stocks. There were no dilutive securities outstanding during the period.

         USES OF ESTIMATES
         The preparation of the Group's financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS
         The Group provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Group's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Group's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$277,129 as of December 31, 2002.

         SEGMENT INFORMATION
         Operating segments are defined as components of a company about which separated financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and in assessing performance. The Group operates in a single business segment of manufacturing and selling of paper products which are sold in the PRC. There are no reportable business or geographical segments identified and no segment information is disclosed accordingly.

         RELATED PARTIES
         Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


5.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         RECENTLY ISSUED ACCOUNTING STANDARDS
         In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This standard nullifies the guidance of EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS No. 146, the FASB concludes that an entity's commitment to an exit plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Group does not expect that this standard will have a material effect on its financial statements.

         In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 provides interpretive guidance on the application of all acquisitions of financial institutions, except transactions between two or more mutual enterprises. Restatement of previously issued financial statements will be required. Those transition provisions are effective as of October 1, 2002; however, early application is permitted. The Group does not expect that this standard will have any effect on its financial statements.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

         This Statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. In other words, calendar year-end companies must comply when issuing their 2002 annual reports. Companies must also provide the disclosures in their quarterly reports containing condensed financial statements for interim periods beginning after December 15, 2002 (first quarter 2003 for calendar year-end companies). The adoption of SFAS No. 148 did not have an impact on the Group's financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------




6.       PROVISION FOR INCOME TAXES

         The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

         The subsidiary is established and is carrying on business in the PRC. The subsidiary is subject to the PRC enterprise income tax at a rate of 24%.

         Income tax expense is comprised of the following:
                                                                     US$

         Current tax                                              25,446
         Deferred tax                                            122,461
                                                            -------------

         Income tax expenses                                     147,907
                                                            =============

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:
                                                                       %

         Statutory rate                                               24
         Non-deductible activities                                     6
                                                            -------------

         Effective tax rate                                           30
                                                            =============

7.       INVENTORIES

Inventories comprise the following:

                                                                     US$

        Raw materials                                          1,148,035
        Finished goods                                           514,038
                                                           --------------

                                                               1,662,073
                                                           ==============

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


8.       PROPERTY AND EQUIPMENT

                                                                  Estimated useful
                                                                       lives
                                                                 -------------------
                                                                       Years                                         US$
         COST
                  Buildings and fixtures                               20-50                                   4,184,088
                  Plant and machinery                                  10-25                                   9,868,128
                  Motor vehicles                                         10                                      279,586
                                                                                                         ----------------

                                                                                                              14,331,802
         ACCUMULATED DEPRECIATION                                                                            (4,517,360)
                                                                                                         ----------------

         PROPERTY AND EQUIPMENT, NET                                                                           9,814,442
                                                                                                         ================

9.       BANKING FACILITIES

         The Group had various lines of credit under banking facilities as follows:

                                                                 US$
         FACILITIES GRANTED
         Committed credit lines                            4,552,935
                                                     ================

         UTILIZED FACILITIES
         Committed credit lines                            3,613,075
                                                     ================

         UNUTILIZED FACILITIES
         Committed credit lines                              939,859
                                                     ================

         There  are  no  significant   commitment  fees  or   requirements   for
         compensating balances associated with any lines of credit.

         As  of  December  31,  2002,  the  Group  had  the  following   banking
facilities:

        US$164,506      Collateralized by certain property and equipment of the
                          Group
        US$759,629      Collateralized by guarantee of a third party (note)
        US$3,628,800    Collateralized by certain property and equipment of the
                          Group and guarantee of a third party (note)

         Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


10.      RELATED PARTY TRANSACTIONS

       (a) Name and relationship of related parties           Existing relationships with the Company
         YLPI                                                 Joint venturer of the subsidiary
         Muping Iron Cover Manufacturing Factory (MIC)        Branch of YLPI
         Muping Paper Product Manufacturing Factory (MPP)     Branch of YLPI
         Muping Vegetable Processing Factory (MVP)            Branch of YLPI
         Mr. Tang Yuxiang                                     Stockholder
         Mr. Qu Shuzhi                                        Stockholder


         (b) Related party transactions

                                                                                                     US$
               (i) Due from related parties
                     MVP                                                                          13,521
                     MPP                                                                          43,390
                     MIC                                                                         165,042
                                                                                        -----------------

                                                                                                 221,953
                                                                                        =================

               (ii) Due to a related party
                     YLPI                (Note)                                                2,571,843
                                                                                        =================

               (iii) Due to stockholders
                     Mr. Tang Yuxiang                                                          4,098,455
                     Mr. Qu Shuzhi                                                             4,098,455
                                                                                        -----------------

                                                                                               8,196,910
                                                                                        =================

          Note:Loans from YLPI amounting to US$2,552,256 as of December 31, 2002 represented loans borrowed from banks by YLPI on behalf of the subsidiary.


11.      EQUITY CAPITAL

As of December 31, 2002, the authorized capital of the Company is US$50,000 consisting of 5,000,000 shares of common stock, par value US$0.01 each.

On February 1, 2002, 5,000,000 shares of common stock par value US$0.01 each were allotted to Mr. Tang Yuxiang and Mr. Qu Shuzhi equally.

On January 15, 2003, the authorized capital of the Company was increased to US$10,000,000 by the creation of 995,000,000 shares of common stock, par value US$0.01 each. On January 28, 2003, 819,283,600 shares of common stock, par value US$0.01 each, were allotted to Mr. Tang Yuxiang and Mr. Qu Shuzhi equally.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------


12.      STATUTORY RESERVES

         According to the Articles of Association of the subsidiary, income of the subsidiary is distributable to its joint venture partners after transfer to statutory reserves. Being a sino-foreign equity joint venture, the subsidiary is required to maintain a reserve fund, an enterprise development fund and a staff welfare and bonus fund as a percentage of profit after tax.

         Statutory reserves of the subsidiary include the reserve fund and the staff welfare and bonus fund. Pursuant to the Articles of Association of the subsidiary, the board of directors determine the percentage of appropriations to the reserve fund and the staff welfare and bonus fund. The reserve fund can be used to make good losses in previous years.

         The staff welfare and bonus fund, which is to be used for the welfare of the staff and workers of the subsidiary, is of a capital nature. The nature of enterprise development fund is set aside for the future development of the subsidiary.


13.      RETIREMENT BENEFITS AND OTHER EMPLOYMENT BENEFITS

         As stipulated by the PRC rules and regulations, the subsidiary participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of the subsidiary are entitled to certain retirement benefits. The subsidiary is required to make contributions to a state sponsored retirement plan at approximately 20% of the basic amount which is within the range from US$57 to US$278 stipulated by the PRC government. The subsidiary determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees.

         The pension expense for the period ended December 31, 2002 was US$40,620.


14.      CAPITAL COMMITMENT

         As of December 31, 2002, the Group had outstanding capital commitments amounting to approximately US$702,778.

AUSTRALIA CHINA INVESTMENTS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------




15.      OPERATING RISK

         (a)      Country risk
                  Currently, the Group's revenues are derived from sale of paper products to customers in the PRC. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Group's management does not believe these risks to be significant. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

         (b)      Credit risk
                  Financial instruments consist principally of temporary cash investments and accounts receivable.The Group places its temporary cash investments with various financial institutions in the PRC. The Group believes that no significant credit risk exists as these investments are placed principally with government-owned financial institutions in the PRC.The Group's business activities and accounts receivable are principally with customers in PRC. The Group believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations.

                  The fair values of all of the Group's financial instruments approximate their carrying values.
                           Audited Consolidated Financial Statements

                           AUSTRALIA CHINA INVESTMENTS LIMITED

                           Period from February 1, 2002 (date of incorporation)
                                   to December 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Owners of
YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED
(A Sino-foreign Equity Joint Venture established in the People's Republic of China)


We have audited the accompanying balance sheets of Yantai Dahua Paper Industry Company Limited (the "Company") (an equity joint venture established in the People's Republic of China ("PRC")) as of December 31, 2000, 2001 and 2002 and the related statements of operations, changes in owners' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000, 2001 and 2002 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.




MOORES ROWLAND
Chartered Accountants
Certified Public Accountants
Hong Kong
Date: April 25, 2003

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

STATEMENTS OF OPERATIONS
Years ended December 31, 2000, 2001 and 2002

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                         2000                2001                2002                2002
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                          RMB                 RMB                 RMB                 US$
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
OPERATING REVENUE
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sale of goods                                      96,585,857          93,616,071         102,149,716          12,356,030
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
COSTS OF SALES                                   (75,050,872)        (71,455,136)        (72,207,917)         (8,734,270)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
GROSS PROFIT                                       21,534,985          22,160,935          29,941,799           3,621,760
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
OPERATING EXPENSES
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Depreciation                                        (328,313)           (376,070)           (401,642)            (48,583)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Handling and shipping costs                       (6,084,348)         (5,900,783)         (4,752,591)           (574,873)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Selling, general and administrative expenses     (15,797,505)        (14,524,343)        (14,321,978)         (1,732,386)
                                                 ------------        ------------        ------------         -----------
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
(LOSS) INCOME FORM OPERATIONS                       (675,181)           1,359,739          10,465,588           1,265,918
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
NON-OPERATING INCOME
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sundry income                                         709,030             260,178             520,695              62,983
                                                      -------             -------             -------              ------
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
INCOME BEFORE INCOME TAXES                             33,849           1,619,917          10,986,283           1,328,901
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Provision for income taxes                          (409,790)           (131,149)         (2,834,106)           (342,813)
                                                    ---------           ---------         -----------           ---------
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
NET (LOSS) INCOME                                   (375,941)           1,488,768           8,152,177             986,088
                                                    =========           =========           =========             =======
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------





The accompanying notes are an integral part of these financial statements.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
BALANCE SHEETS
--------------------------------------------------------------------------------
As of December 31, 2000, 2001 and 2002

                                                                           AS OF DECEMBER 31,
                                                --------------- -- ---------------- -- ---------------- -- --------------
                                                2000               2001                2002                2002
                                     NOTE       RMB                RMB                 RMB                 US$
ASSETS

CURRENT ASSETS
Cash and bank balances                          7,817,564          7,596,125           5,667,121           685,495
Accounts receivable, trade                      50,039,379         47,125,357          56,421,029          6,824,688
Prepayments and other receivables               7,672,862          7,678,627           9,786,474           1,183,771
Inventories                            5        13,431,722         14,762,938          13,740,686          1,662,073
Income tax recoverable                 8        94,161             -                   -                   -
Due from related parties               8        5,252,782          6,064,545           1,889,523           228,557
                                                ---------------    ----------------    ----------------    --------------

TOTAL CURRENT ASSETS                            84,308,470         83,227,592          87,504,833          10,584,584
Property and equipment, net            6        67,248,351         74,134,902          81,137,911          9,814,442
Construction in progress                        3,416,927          1,599,673           1,174,844           142,109
                                                ---------------    ----------------    ----------------    --------------

TOTAL ASSETS                                    154,973,748        158,962,167         169,817,588         20,541,135
                                                ---------------    ----------------    ----------------    --------------


     LIABILITIES AND OWNERS' EQUITY

     CURRENT LIABILITIES
Short-term loans                       7             2,745,000           7,395,000          29,870,000         3,613,075
Accounts payable, trade                             13,434,005          16,215,222          15,190,144         1,837,401
Accrued charges and other payables                  19,635,865          15,769,353          17,647,605         2,134,655
Due to related parties                 8            27,218,806          26,449,009          21,261,928         2,571,843
Income tax payable                                           -              36,988             205,399            24,845
Deferred tax                                                 -                   -           1,897,935           229,574
                                                ---------------    ----------------    ----------------    --------------

Total current liabilities                           63,033,676          65,865,572          86,073,011        10,411,393
                                                ---------------    ----------------    ----------------    --------------

Non-current liabilities
Long-term loans                        9            18,230,000          18,230,000                   -                 -
Deferred tax                                                 -                   -             725,805            87,793
                                                ---------------    ----------------    ----------------    --------------

                                                    18,230,000          18,230,000             725,805            87,793
                                                ---------------    ----------------    ----------------    --------------

Owners' equity
Registered capital                     10           33,590,000          33,590,000          33,590,000         4,063,046
Retained earnings                                   36,575,466          37,648,928          45,667,872         5,523,985
Statutory reserves                     11            3,544,606           3,627,667           3,760,900           454,918
                                                ---------------    ----------------    ----------------    --------------

Total owners' equity                                73,710,072          74,866,595          83,018,772        10,041,949
                                                ---------------    ----------------    ----------------    --------------

Total liabilities and owners'
equity                                             154,973,748         158,962,167         169,817,588        20,541,135
                                                ===============    ================    ================    ==============





The accompanying notes are an integral part of these financial statements.

YANTAI DAHUA PAPER COMPANY LIMITED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENTS OF OWNERS' EQUITY
--------------------------------------------------------------------------------
Years ended December 31, 2000, 2001 and 2002

                                                         REGISTERED        RETAINED        STATUTORY      TOTAL
                                                         CAPITAL           EARNINGS        RESERVES
                                                         RMB               RMB             RMB            RMB

Balances as of January 1, 2000                           33,590,000        37,281,737      3,478,540      74,350,277

Net loss for the year                                    -                 (375,941)       -              (375,941)

Dividends declared                                       -                 (264,264)       -              (264,264)

Transfer to statutory reserves                           -                 (66,066)        66,066         -
                                                         ---------------   --------------  ------------   --------------

BALANCES AS OF DECEMBER 31, 2000                         33,590,000        36,575,466      3,544,606      73,710,072

Net income for the year                                  -                 1,488,768       -              1,488,768

Dividends declared                                       -                 (332,245)       -              (332,245)

Transfer to statutory reserves                           -                 (83,061)        83,061         -
                                                         ---------------   --------------  ------------   --------------

BALANCES AS OF DECEMBER 31, 2001                         33,590,000        37,648,928      3,627,667      74,866,595

Net income for the year                                  -                 8,152,177       -              8,152,177

Transfer to statutory reserves                           -                 (133,233)       133,233        -
                                                         ---------------   --------------  ------------   --------------

BALANCES AS OF DECEMBER 31, 2002                         33,590,000        45,667,872      3,760,900      83,018,772
                                                         ===============   ==============  ============   ==============

BALANCES AS OF DECEMBER 31, 2002 (IN US$)                4,063,046         5,523,985       454,918        10,041,949
                                                         ===============   ==============  ============   ==============






The accompanying notes are an integral part of these financial statements.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
Years ended December 31, 2000 and 2001

                                                            2000               2001               2002             2002
                                                             RMB                RMB                RMB              US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                      (375,941)          1,488,768          8,152,177          986,088

Adjustments to reconcile net profit to net cash used
in operating activities:
         Depreciation                                  4,715,320          5,366,651          5,427,626          656,526
         Loss on disposal of property and
equipment                                                251,770            231,897            445,474           53,885
Changes in working capital:
         Accounts receivable, trade                    1,266,927          2,914,022        (9,295,672)      (1,124,404)
         Prepayments and other receivables             4,708,482            (5,765)        (2,107,847)        (254,965)
         Inventories                                   7,224,775        (1,331,216)          1,022,252          123,651
         Due from related parties                       (96,384)          (811,763)          1,005,350          121,607
         Due to related parties                         (23,574)          (434,550)                  -                -
         Accounts payable, trade                     (6,457,746)          2,781,217        (1,025,078)        (123,993)
         Accrued charges and other payables              686,095        (3,866,512)          1,878,252          227,193
         Income tax                                      309,790            131,149          2,792,151          337,739
                                                    -------------     --------------    ---------------    -------------

Net cash provided by operating activities             12,209,514          6,463,898          8,294,685        1,003,327
                                                    -------------     --------------    ---------------    -------------

Cash flows from investing activities:
PURCHASES OF PROPERTY AND EQUIPMENT                  (2,775,163)        (3,627,234)                  -                -
Additions of construction in progress               (11,437,199)        (7,040,611)       (12,451,280)      (1,506,108)
                                                    -------------     --------------    ---------------    -------------

Net cash used in investing activities               (14,212,362)       (10,667,845)       (12,451,280)      (1,506,108)
                                                    -------------     --------------    ---------------    -------------

Cash flows from financing activities:
Borrowings of short-term loans                         1,035,000          7,395,000         10,280,000        1,243,469
Borrowings of long-term loans                         18,230,000                  -                  -                -
Repayments of short-term loans                      (26,090,000)        (2,745,000)        (6,035,000)        (729,994)
Due from related parties                                       -                  -          3,169,672          383,404
Due to related parties                                11,502,520          (335,247)        (5,187,081)        (627,429)
Dividend paid                                          (264,264)          (332,245)                  -                -
                                                    -------------     --------------    ---------------    -------------

Net cash used in financing activities                  4,413,256          3,982,508          2,227,591          269,450
                                                    -------------     --------------    ---------------    -------------

Net increase (decrease) in cash and cash
equivalents                                            2,410,408          (221,439)        (1,929,004)        (233,331)
Cash and cash equivalents at beginning of year         5,407,156          7,817,564          7,596,125          918,826
                                                    -------------     --------------    ---------------    -------------

Cash and cash equivalents at end of year               7,817,564          7,596,125          5,667,121          685,495
                                                    =============     ==============    ===============    =============

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances                                 7,817,564          7,596,125          5,667,121          685,495
                                                    =============     ==============    ===============    =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the fiscal period for:
    Interest paid                                      3,370,405          3,355,317          3,195,353          386,510
    Income tax                                           100,000                  -             41,955            5,075
                                                    =============     ==============    ===============    =============

NON-CASH INVESTING AND FINANCING ACTIVITIES
    Reclassification of long-terms loans to short
      terms loans                                              -                  -         18,230,000        2,204,007
                                                    =============     ==============    ===============    =============





The accompanying notes are an integral part of these financial statements.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         Yantai Dahua Paper Industry Company Limited (the "Company") was established in the People's Republic of China ("PRC") on April 14, 1994 as a sino-foreign equity joint venture.

         The Company was an equity joint venture with an initial registered capital of Rmb38,177,000 and planned to operate for a term of 15 years until April 14, 2009. The initial registered capital was contributed by Yantai Longda Paper Industry Company Limited ("YLPI", a company incorporated in the PRC) (formerly known as "Muping Paper Manufacturer", a company established in the PRC)) and Australia China Investment Pty Limited ("ACIP", a company incorporated in Australia) in the ratio of 77% and 23% respectively.

         On May 28, 1996, the Company's application for capital reduction to Rmb33,590,000 was approved by Muping Foreign Economic Trade Committee. After the reduction, the ratio of the contribution between YLPI and ACIP was changed to 74% and 26% respectively.

         The Company is principally engaged in manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc.

         On June 28, 2002, ACIP, YLPI and Australia China Investment Limited ("ACIL") entered into an agreement (the "Agreement") in which ACIP agreed to transfer its entire interest and YLPI agreed to transfer its 59% interest in the Company to ACIL (the "Transfer"). The aggregate consideration of the Transfer is US$8,242,836 which represented 85% of net asset value of of the Company as of September 30, 2002. Upon completion of the transaction, ACIL and YLPI own 85% and 15% interest in the Company respectively. On July 30, 2002, the Yantai Foreign Investment Bureau approved the above transfers of interest.


2.       BASIS OF PRESENTATION

         The  financial   statements  have  been  prepared  in  accordance  with
         accounting principles generally accepted in the United States of America ("US GAAP").


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         REVENUE RECOGNITION
         Net sales represent the invoiced value of goods, net of value-added tax ("VAT") and returns. The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INCOME TAXES
         Provision for income and other related taxes has been made in accordance with the tax rates and laws in effect in the PRC.

         Income tax expense is computed based on pre-tax income included in the statements of operations. The Company provides for deferred income taxes using the liability method, by which deferred income taxes are recognized for all significant temporary differences between the carrying amounts and tax bases assets and liabilities and their reported amounts. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements.

         PROPERTY AND EQUIPMENT AND DEPRECIATION
         Property and equipment are stated at cost less accumulated depreciation. The cost of an asset consists of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

         When  assets  are  sold  or  retired,   their  costs  and   accumulated
         depreciation  are  removed  from  the  accounts  and  any  gain or loss
         resulting   from  their  disposal  is  included  in  the  statement  of operations.

         When assets are transferred between property and equipment and other classes of assets, the cost of such an asset on transfer is deemed to be the carrying amount of the asset as stated under its original classification.

         Depreciation is calculated to write off the cost of property and equipment using the straight-line method at rates based on their estimated useful lives from the date on which they become fully operational and after taking into account of their estimated residual values.

         ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS
         The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INVENTORIES
         Inventories are stated at the lower of cost or market. The cost of inventories is determined using the weighted average cost method. Potential losses from obsolete and slow-moving inventories are provided for when identified. Costs of work-in-progress and finished goods include direct materials, direct labor and an attributable portion of manufacturing overheads.

         STATEMENT OF CASH FLOWS
         Cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent only when it has a maturity of three months or less from its acquisition date.

         FOREIGN CURRENCY TRANSLATION
         The Company considers Renminbi (RMB), the official currency of the PRC, as its functional currency as a substantial portion of the Company's business activities are based in RMB.

         Transactions in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are dealt with in the statement of operations.

         For the convenience of the readers of these financial statements, translation of amounts from RMB into United States dollars (US$) has been made at the exchange rate of RMB1 equals to US$0.12096 on December 31, 2002. No representation is made that the RMB amounts could have been or could be converted into US$ at the rate on December 31, 2002 or at any other rates.

         USES OF ESTIMATES
         The preparation of the Company's financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS
         The Company provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of RMB963,000, RMB1,107,000 and RMB2,291,080 (US$277,129) as of December
         31, 2000, 2001 and 2002 respectively.

         RELATED PARTIES
         Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         NEW ACCOUNTING PRONOUNCEMENTS
         In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal
         Activities". Statement of Financial Accounting Standard ("SFAS") No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This standard nullifies the guidance of EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS No. 146, the FASB concludes that an entity's commitment to an exit plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Group does not expect that this standard will have a material effect on its financial statements.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. In other words, calendar year-end companies must comply when issuing their 2002 annual reports. Companies must also provide the disclosures in their quarterly reports containing condensed financial statements for interim periods beginning after December 15, 2002 (first quarter 2003 for calendar year-end companies). The adoption of SFAS No. 148 did not have an impact on the Group's financial statements.


4.       PROVISION FOR INCOME TAXES

         The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates. The Company is established and is carrying on business in the PRC. The Company is subject to the PRC enterprise income tax at a rate of 24%.

         Deferred income tax has not been provided for in 2000 and 2001 as the effect of temporary differences is insignificant as of December 31, 2000 and 2001.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

4.       PROVISION FOR INCOME TAXES (CONTINUED)

         Income tax expense is comprised of the following:

                                                                             AS OF DECEMBER 31,
                                                      ------------- --- ------------- -- ------------- --- -------------
                                                              2000              2001             2002              2002
                                                               RMB               RMB              RMB               US$

        Current tax
        - current year                                     370,258           131,149          210,366            25,446
        - underprovision for previous years                 39,532                 -                -                 -
        Deferred tax                                             -                 -        2,623,740           317,367
                                                      -------------     -------------    -------------     -------------

        Income tax expenses                                409,790           131,149        2,834,106           342,813
                                                      =============     =============    =============     =============

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statements of operations is as follows:

                                                                      For the year ended December 31,
                                                                      --------------------------------------------------
                                                                                2000             2001              2002
                                                                                   %                %                 %
         Statutory rate                                                           24               24                24

         Non-taxable activities                                                 (69)                -                 -
         Non-deductible activities                                               797               28                 2

         Provision for doubtful debts                                            322               12                 -
         Net effect on unprovided deferred tax                                    20             (56)                 -
         Underprovision for previous years                                       117                -                 -
                                                                      ---------------   --------------    --------------

         Effective tax rate                                                    1,211                8                26
                                                                      ===============   ==============    ==============


5.       INVENTORIES

         Inventories comprise the following:

                                                                           AS OF DECEMBER 31,
                                                  -------------- -- ---------------- -- -------------- --- -------------
                                                           2000                2001              2002              2002
                                                            RMB                 RMB               RMB               US$

        Raw materials                                 5,508,236           7,868,369         9,491,030         1,148,035
        Finished goods                                7,923,486           6,894,569         4,249,656           514,038
                                                  --------------    ----------------    --------------     -------------

                                                     13,431,722          14,762,938        13,740,686         1,662,073
                                                  ==============    ================    ==============     =============

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

6.       PROPERTY AND EQUIPMENT

                                         Estimated                             AS OF DECEMBER 31,
                                          useful
                                           lives
                                        ------------    -------------- -- ------------- -- -------------- -- -------------
                                        Years                    2000             2001              2002             2002
                                                                  RMB              RMB               RMB              US$
        COST
                 Buildings and fixtures    20-50           29,803,411       29,853,204        34,590,678        4,184,088
                 Plant and machinery       10-25           62,140,136       74,023,890        81,581,744        9,868,128
                 Motor vehicles             10              2,630,208        2,827,542         2,311,391          279,586
                                                        --------------    -------------    --------------    -------------

                                                           94,573,755      106,704,636       118,483,813       14,331,802
        ACCUMULATED DEPRECIATION                         (27,325,404)     (32,569,734)      (37,345,902)      (4,517,360)
                                                        --------------    -------------    --------------    -------------

        PROPERTY AND EQUIPMENT, NET                        67,248,351       74,134,902        81,137,911        9,814,442
                                                        ==============    =============    ==============    =============

7.       BANKING FACILITIES

         The Company had various lines of credit under banking facilities as follows:

                                                                            AS OF DECEMBER 31,
                                                   -------------- -- --------------- -- -------------- --- -------------
                                                            2000               2001              2002              2002
                                                             RMB                RMB               RMB               US$
        Facilities granted
        Committed credit lines                        32,745,000         37,395,000        37,640,000         4,552,935
                                                   ==============    ===============    ==============     =============

        Utilized facilities
        Committed credit lines                        20,975,000         25,625,000        29,870,000         3,613,075
                                                   ==============    ===============    ==============     =============

        Unutilized facilities
        Committed credit lines                        11,770,000         11,770,000         7,770,000           939,859
                                                   ==============    ===============    ==============     =============

       There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

                                                                            As of December 31,
                                                   -------------- -- --------------- -- -------------- --- -------------
                                                            2000               2001              2002              2002
                                                             RMB                RMB               RMB               US$
        Collateralized by certain property and
        equipment of the Company                       1,710,000          1,360,000         1,360,000           164,506
                                                   ==============    ===============    ==============     =============

        Collateralized by guarantee of a third
        party (note)                                   1,035,000          6,035,000         6,280,000           759,629
                                                   ==============    ===============    ==============     =============

        Collateralized by certain property and
        equipment of the Company and guarantee
        of a third party (note)                       30,000,000         30,000,000        30,000,000         3,628,800
                                                   ==============    ===============    ==============     =============

      Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

8.       RELATED PARTY TRANSACTIONS

         (a)  Name and relationship of related parties             Existing relationships with the Company
              YLPI                                                 PRC Joint venturer

              ACIP                                                 Foreign Joint venturer (ceased on October 1, 2002)

              Muping Iron Cover Manufacturing Factory (MIC)        Branch of PRC Joint venturer

              Muping Paper Product Manufacturing Factory (MPP)     Branch of PRC Joint venturer

              Muping Vegetable Processing Factory (MVP)            Branch of PRC Joint venturer

              ACIL                                                 Holding company (since October 1, 2002)

         (b) Related party transactions

                                                             2000              2001              2002              2001
                                                              RMB               RMB               RMB               US$

             (i) Due from related parties
                      ACIP                              3,224,265         3,224,265                 -                 -
                      MVP                                       -           297,349           111,780            13,521
                      MPP                                 489,085         1,017,784           358,716            43,390
                      MIC                               1,539,432         1,525,147         1,364,434           165,042
                      ACIL                                      -                 -            54,593             6,604
                                                     -------------     -------------    --------------     -------------

                                                        5,252,782         6,064,545         1,889,523           228,557
                                                     =============     =============    ==============     =============

             (ii) Due to related parties
                      YLPI (Note)                      26,784,256        26,449,009        21,261,928         2,571,843
                      MVP                                 434,550                 -                 -                 -
                                                     -------------     -------------    --------------     -------------

                                                       27,218,806        26,449,009        21,261,928         2,571,843
                                                     =============     =============    ==============     =============

              Note: Loans from YLPI amounting to RMB25,680,000, RMB22,880,000 and RMB21,100,000 (US$2,552,256) as of December 31, 2000,
                     2001 and 2002 respectively were borrowed from banks on behalf of the Company.

              The amounts due are unsecured, interest-free and have no fixed repayment terms.


9.       LONG-TERM LOANS

         Long-term loans, summarized below, consisted primarily of bank loans. Interest rate and maturity set out in the table below were for the amounts outstanding as of December 31:

                                   INTEREST RATES      MATURITIES        OUTSTANDING LOAN AMOUNTS
                                                %                          RMB              US$
        As of December 31,
            2000                            7.128     12/00 - 12/03    18,230,000       2,204,007
            2001                            7.128     12/00 - 12/03    18,230,000       2,204,007
            2002                                -           -          -                -

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

10.      REGISTERED CAPITAL

         As of December 31, 2000 and 2001, the Company has registered capital of RMB33,590,000 which was contributed by YLPI (74%) and ACIP (26%). As of December 31, 2002, the Company's registered capital of RMB33,590,000 (US$4,061,031) was contributed by ACIL (85%) and YLPI (15%).


11.      STATUTORY RESERVES

         According to the Company's articles of association, income of the Company is distributable to its joint venture partners after transfer to statutory reserves. Being a sino-foreign equity joint venture, the Company is required to maintain a reserve fund, an enterprise development fund and a staff welfare and bonus fund as a percentage of profit after tax.

         Statutory reserves of the Company include the reserve fund and the staff welfare and bonus fund. Pursuant to the Articles of Association of the Company, the board of directors determine the percentage of appropriations to the reserve fund and the staff welfare and bonus fund. The reserve fund can be used to make good losses in previous years.

         The staff welfare and bonus fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature. The nature of enterprise development fund is set aside for the future development of the Company.

         Pursuant to the PRC rules and regulations applicable to a sino-foreign joint venture enterprise, the Articles of Association of the Company stipulate that the percentage of appropriations to these funds are determined at the discretion of the board of directors.


12.      RETIREMENT BENEFITS AND OTHER EMPLOYMENT BENEFITS

         As stipulated by PRC regulations, the Company participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of the Company are entitled to certain retirement benefits.
         The Company is required to make contributions to a state sponsored retirement plan at approximately 20% of the basic amount which is within the range from RMB400 to RMB468 stipulated by the PRC government. The Company determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees.

         The pension expense for the years ended December 31, 2000, 2001 and 2002 was RMB1,175,625, RMB1,175,625 and RMB1,370,584 (US$165,786)
         respectively.

YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002
--------------------------------------------------------------------------------

13.      CAPITAL COMMITMENTS

         As of December 31,  2000,  2001 and 2002,  the Company has  outstanding
         capital   commitments   amounting   to   approximately    RMB1,187,155,
         RMB1,031,875 and RMB5,810,000 (US$702,778) respectively.


14.      OPERATING RISK

         (a)  Country risk
              Currently, the Company's revenues are derived from sale of paper products to customers in PRC. The Company's results may be
              adversely   affected  by  changes  in  the  political  and  social
              conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company's management does not believe these risks to be significant. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

         (b)  Credit risk
              Financial   instruments  consist  principally  of  temporary  cash
              investments and accounts receivable.

              The Company places its temporary cash investments with various financial institutions in PRC. The Company believes that no significant credit risk exists as these investments are placed principally with government-owned financial institutions in the PRC.

              The Company's business activities and accounts receivable are principally with customers in the PRC. The Company believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations.

              The fair values of all of the Company's financial instruments approximate their carrying values.



                             Audited Financial Statements
                             YANTAI DAHUA PAPER INDUSTRY COMPANY LIMITED
                             Years ended December 31, 2000, 2001 and 2002

ITEM 19. EXHIBITS

(a) The following financial statement are being filed as part of this annual report on Form 20-F- incorporated by reference to Item 18 of this report:

     (i)  Equity
          unaudited 2002 management account

     (ii) Australia China

          Statements of Operations for the period from February 2002 (date of incorporation) to December 31, 2002

          Consolidated Balance Sheets at December 31, 2002

          Consolidated Statements of Stakeholders' Equity for the period from February 2002 (date of incorporation) to December 31, 2002

          Consolidated Statements of Cash Flows for the period from February 2002 (date of incorporation) to December 31, 2002

     (iii) Yantai Dahua Paper

          Statements of Operations for the years ended December 31, 2000, 2001 and 2002

          Balance Sheets at December 31, 2000, 2001 and 2002

          Statements of Owners' Equity for the years ended December 31, 2000, 2001 and 2002

          Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

(b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1 Memorandum of Association and Articles of Association of Equity Finance Holding Corporation - incorporated by reference to the Exhibits to our Registration Statement on Form 8-A12G, SEC File No. 00050184 effective on March 6, 1998.

Exhibit 1.2 The International Business Companies Act Memorandum of Association of Equity Finance Holding Corporation - incorporated by reference to the Exhibits to our Registration Statement on Form 8-A12G, SEC File No. 00050184 effective on March 6, 1998.

Exhibit 1.3 The International Business Companies Act Articles of Association of Equity Finance Holding Corporation (Interpretation) - incorporated by reference to the Exhibits to our Registration Statement on Form 8-A12G, SEC File No. 00050184 effective on March 6, 1998.

Exhibit 1.4 The Agreement and Plan of Share Exchange dated January 10, 2003.