Form 20-F/A
period 2002-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2003-07-23
CIK 1064407

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A


  [] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

           [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002

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

                                     Belize
                    -----------------------------------------
                 (Jurisdiction of incorporation or organization)

          East of Muping, Yantai, Shandong, People's Republic of China
                    ----------------------------------------
                    (Address of principal executive offices)

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

[   ] Item 17    [ X ] Item 18

                                TABLE OF CONTENTS

                                                                         Page No
Forward-looking Statements                                                     4

PART I

Item 1   Identity of Directors, Senior Management and Advisers                 4

Item 2.  Offer Statistics and Expected Timetable                               4

Item 3   Key Information                                                       4

Item 4   Information on the Company                                           11

Item 5   Operating and Financial Review                                       16

Item 6   Directors, Senior Management and Employees                           18

Item 7   Major Shareholders and Related Party Transactions                    20

Item 8   Financial Information                                                22

Item 9   The Offering and Listing                                             22

Item 10  Additional Information                                               22

Item 11  Quantitative and Qualitative Disclosures about Market Risk           24

Item 12  Description of Securities Other than Equity Securities               25

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies                      25

Item 14  Material Modifications to the Rights of Security Holders
              and Use of Proceeds                                             25

Item 15  Controls and Procedures                                              25

Item 16  Reserved for Future Use                                              25

PART III

Item 17  Financial Statements                                                 25

Item 18  Financial Statements                                                 25

Item 19  Exhibits                                                             66

Signature                                                                     84

Certification                                                                 85

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

Equity Finance was a management consulting company and marketer of management and financial consulting services offered principally to small businesses with annual sales of $1,000,000 to $20,000,000. Equity Finance provided resources to a variety of business clients, assisting them in developing their capitalization to achieve corporate growth. Additionally, Equity Finance provided counsel and expertise to this market segment, which allowed the closely-held client corporations to be held more broadly.


                                                   FOR THE PERIOD ENDED DECEMBER 31,
---------------------------------------  ---------     ----------      -------------   ------------   ------------
OPERATIONS FOR THE PERIOD                  2002           2001            2000             1999          1998
---------------------------------------  ---------     ----------      -------------   ------------   ------------

Revenues-Consulting fee                   $     -       $       -        $       -       $   1,429       $   4,922
Net income (loss) from
  Operations                               25,596        (360,576)        (297,287)       (236,109)       (341,578)
Loss from operations per
  share of common stock
  diluted                                     .00            (.07)           (0.06)          (0.05)          (0.07)
Cash dividends declared
  per share of stock                            -               -                -               -               -


                                                                AS OF DECEMBER 31,
---------------------------------------  ---------     ----------      -------------   ------------   ------------
BALANCE AT THE END OF
THE PERIOD:                                2002           2001             2000             1999           1998
-----------------------                 ---------       ---------        ---------       ---------       ---------
Total assets                            $   1,186       $   9,612        $  49,689       $     582       $   2,898
Long-term obligations                     155,466         116,439          102,345          69,805          27,069

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

After the acquisition on February 18, 2003, the Company's structure is as follow:

                                                         --------------------
                                                             The Company

                                                         --------------------
                                                                |
                                                                |       100%
                                                                |
                  ---------------------                  --------------------
                  Yantai Longda                          Australia China

                  ---------------------                  --------------------
                         |                                      |
                  15%    |                                      |        85%
                         --------------------  -----------------
                                             |
                                             |
                                        ----------------
                                        Yantai Dahua
                                        Paper
                                        ----------------

The selected financial data of Yantai Dahua Paper for years ended December 31, 2000, 2001 and 2002:

STATEMENTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                       2000                2001                2002                2002
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                        RMB                 RMB                 RMB                 US$
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
OPERATING REVENUE
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sale of goods                                    96,585,857          93,616,071         102,149,716          12,356,030
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
COSTS OF SALES                                  (75,050,872)        (71,455,136)        (72,207,917)         (8,734,270)
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
GROSS PROFIT                                     21,534,985          22,160,935          29,941,799           3,621,760
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
OPERATING EXPENSES
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Depreciation                                       (328,313)           (376,070)           (401,642)            (48,583)
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Handling and shipping costs                      (6,084,348)         (5,900,783)         (4,752,591)           (574,873)
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Selling, general and administrative expenses    (15,797,505)        (14,524,343)        (14,321,978)         (1,732,386)
                                                ------------        ------------        ------------         -----------
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
(LOSS) INCOME FORM OPERATIONS                      (675,181)          1,359,739          10,465,588           1,265,918
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
NON-OPERATING INCOME
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sundry income                                       709,030             260,178             520,695              62,983
                                                    -------             -------             -------              ------
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
INCOME BEFORE INCOME TAXES                           33,849           1,619,917          10,986,283           1,328,901
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Provision for income taxes                         (409,790)           (131,149)         (2,834,106)           (342,813)
                                                   ---------           ---------         -----------           ---------
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
NET (LOSS) INCOME                                  (375,941)          1,488,768           8,152,177             986,088
                                                  =========           =========           =========             =======
--------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------



BALANCE SHEETS FOR YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                                   AS OF DECEMBER 31,
                                        ----------------    -----------------   -----------------    --------------
                                                  2000               2001                2002                  2002
                                                   RMB                RMB                 RMB                   US$
ASSETS

CURRENT ASSETS
Cash and bank balances                      7,817,564           7,596,125           5,667,121               685,495
Accounts receivable, trade                 50,039,379          47,125,357          56,421,029             6,824,688
Prepayments and other receivables           7,672,862           7,678,627           9,786,474             1,183,771
Inventories                                13,431,722          14,762,938          13,740,686             1,662,073
Income tax recoverable                         94,161                   -                   -                     -
Due from related parties                    5,252,782           6,064,545           1,889,523               228,557
                                        ----------------    -----------------   -----------------   --------------

TOTAL CURRENT ASSETS                       84,308,470          83,227,592          87,504,833            10,584,584
Property and equipment, net                67,248,351          74,134,902          81,137,911             9,814,442
Construction in progress                    3,416,927           1,599,673           1,174,844               142,109
                                        ----------------    -----------------   -----------------   --------------

TOTAL ASSETS                              154,973,748         158,962,167         169,817,588            20,541,135
                                        ----------------    -----------------   -----------------   --------------


     LIABILITIES AND OWNERS' EQUITY

     CURRENT LIABILITIES
Short-term loans                              2,745,000            7,395,000          29,870,000        3,613,075
Accounts payable, trade                      13,434,005           16,215,222          15,190,144        1,837,401
Accrued charges and other payables           19,635,865           15,769,353          17,647,605        2,134,655
Due to related parties                       27,218,806           26,449,009          21,261,928        2,571,843
Income tax payable                                    -               36,988             205,399           24,845
Deferred tax                                          -                    -           1,897,935          229,574
                                        ----------------    -----------------   -----------------   --------------

Total current liabilities                    63,033,676           65,865,572          86,073,011       10,411,393
                                        ----------------    -----------------   -----------------   --------------

Non-current liabilities
Long-term loans                              18,230,000           18,230,000                   -                -
Deferred tax                                          -                    -             725,805           87,793
                                        ----------------    -----------------   -----------------   --------------

                                             18,230,000           18,230,000             725,805           87,793
                                        ----------------    -----------------   -----------------   --------------

Owners' equity
Registered capital                           33,590,000           33,590,000          33,590,000        4,063,046
Retained earnings                            36,575,466           37,648,928          45,667,872        5,523,985
Statutory reserves                            3,544,606            3,627,667           3,760,900          454,918
                                        ----------------    -----------------   -----------------   --------------

Total owners' equity                         73,710,072           74,866,595          83,018,772       10,041,949
                                        ----------------    -----------------   -----------------   --------------

Total liabilities and owners'
equity                                      154,973,748          158,962,167         169,817,588       20,541,135
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

For 2000, 2001 and 2002 a break down of the Company's sales of paper products is summarized as follows:

           ---------------------- ----------------------------------- -----------------------------------
           PRODUCT TYPES          IN `000 TONS                        PERCENTAGE
           ---------------------- ------------ --------- ------------ ----------- ----------- -----------
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

C. ORGANIZATIONAL STRUCTURE

                                                         --------------------
                                                             The Company

                                                         --------------------

                                                                        100%

                  ---------------------                  --------------------
                  Yantai Longda                          Australia China

                  ---------------------                  --------------------
                          |                                       |
                  15%     |                                       |        85%
                          |    --------                  -------  |
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

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

EQUITY
                                                                    PAGE NO.


BALANCE SHEETS                                                         27

STATEMENTS OF OPERATIONS                                               28

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT                          29

STATEMENTS OF CASH FLOWS                                               30

NOTES TO FINANCIAL STATEMENTS                                          31

INDEPENDENT AUDITORS REPORT                                            35

AUSTRALIA CHINA INVESTMENTS LIMITED
                                                                    PAGE NO.


INDEPENDENT AUDITORS' REPORT                                           36



CONSOLIDATED STATEMENT OF OPERATIONS                                   37



CONSOLIDATED BALANCE SHEET                                             38



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                         39



CONSOLIDATED STATEMENT OF CASH FLOWS                                   40



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                         41


YANTAI DAHUA PAPER

                                                                    PAGE NO.


INDEPENDENT AUDITORS' REPORT                                           52



STATEMENTS OF OPERATIONS                                               53



BALANCE SHEETS                                                         54



STATEMENT OF OWNERS' EQUITY                                            55



STATEMENTS OF CASH FLOWS                                               56



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                         57

                       EQUITY FINANCE HOLDING CORPORATION
                                 BALANCE SHEETS
                        As of December 31, 2002 and 2001

                                                                      2002                       2001
                                                                -------------                -----------
         ASSETS

Current Assets
  Cash                                                            $     1,186                 $    9,612
                                                                  -----------                -----------
         Total Current Assets                                     $     1,186                 $    9,612
                                                                  ===========                ===========

         LIABILITIES

Current liabilities
  Accounts payable and other liabilities                         $    203,437                $    70,971
  Customer deposits                                                    38,000                    243,515
                                                                  -----------                -----------
         Total Current Liabilities                                    241,437                    314,486
                                                                  -----------                -----------
  Note payable                                                         50,683                     48,270
  Related party notes payable                                         104,783                     68,169
                                                                  -----------                -----------
         Total liabilities                                            396,903                    430,925

         STOCKHOLDERS' DEFICIT

Common stock, $.001 par value, 100,000,000 shares
         authorized, 5,149,000 shares outstanding                       5,149                      5,149
Additional paid in capital                                            816,812                    816,812
Retained deficit                                                   (1,217,678)                (1,243,274)
                                                                  -----------                -----------
         Total Stockholders' Deficit                               (  395,717)                  (421,313)
                                                                  -----------                -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                        $    1,186                 $    9,612
                                                                  ===========                ============








                 See accompanying summary of accounting policies
                       and notes to financial statements.

                       EQUITY FINANCE HOLDING CORPORATION
                            STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 2002, 2001, and 2000

                                             2002              2001                2000
                                           ---------         ---------         -----------

Operating Expenses
  General & administrative                   $ 9,518         $ 306,229             291,472
  Impairment expense                                            48,500
Debt forgiveness                             (42,750)
                                           ---------         ---------           ---------
         Operating income (loss)              33,232          (354,729)           (291,472)

Other Income and (Expense)
  Interest Income                                 26               893                 400
  Interest Expense                            (7,662)           (6,739)             (6,215)
                                           ---------         ---------           ---------
         Total other income (expense)         (7,636)           (5,847)             (5,815)
                                           ---------         ---------           ---------

Net income (loss)                            $25,596         $(360,576)          $(297,287)
                                           =========         =========           =========

Net loss per common share                       $.00             $(.07)              $(.06)
Weighted average common
         shares outstanding                5,149,000         5,149,000           5,149,000






                 See accompanying summary of accounting policies
                       and notes to financial statements.

                       EQUITY FINANCE HOLDING CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
              For the Years Ended December 31, 2002, 2001 and 2000

                                             Common Stock             Paid In       Retained
                                           Shares       Amount        Capital       Earnings         Totals
                                        ----------      -------      --------      ----------      ----------
Balances,
    December 31, 1999                    5,149,000       $5,149      $392,812      $(577,687)      $ (179,726)

Issuance of non-cash
    Dividends                                                                         (5,150)          (5,150)

Services contributed by
    principals without
    compensation                                                      212,000                         212,000
    Net loss                                                                        (297,287)        (297,287)
                                        ----------      -------      --------    -----------        ---------
Balances,
    December 31, 2000                    5,149,000        5,149       604,812       (880,124)        (270,163)

Issuance of non-cash
    dividends                                                                         (2,574)          (2,574)
Services contributed by
  principals without
  compensation                                                        212,000                         212,000
Net loss                                                                            (360,576)        (360,576)
                                        ----------      -------      --------    -----------        ---------
Balances,
    December 31, 2001                    5,149,000        5,149       816,812     (1,243,274)        (421,313)


Net Income                                                                            25,596           25,596
                                        ----------      -------      --------    -----------        ---------
Balances,
    December 31, 2002                    5,149,000       $5,149      $816,812    $(1,217,678)       $(395,717)
                                        ==========      =======      ========    ===========        =========






                 See accompanying summary of accounting policies
                       and notes to financial statements.

                       EQUITY FINANCE HOLDING CORPORATION
                            STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 2002, 2001, and 2000

                                                                      2002               2001              2000
                                                                   ---------          ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $25,596          $(360,576)         $(297,287)
Adjustments to reconcile
    net income (loss) to cash used by
    operating activities:
Increase in work in process                                                                                (45,000)
Decrease (increase) in other assets                                                      48,500             (3,500)
Decrease in accounts payable
  and other liabilities                                              132,466             (6,536)            12,004
Increase (decrease)in customer deposits                             (205,515)           103,515             95,000
Increase in accrued interest
  included in notes payable                                            7,027              6,020              5,510
Services contributed by principals                                                      212,000            212,000
                                                                   ---------          ---------          ---------
NET CASH USED IN OPERATING ACTIVITY                                  (40,426)             2,923            (21,273)
                                                                   ---------          ---------          ---------
CASH FLOWS FROM FINANCING ACTIVITY
Proceeds from related party notes
  payable                                                             32,000              5,500             21,880
                                                                   ---------          ---------          ---------
NET INCREASE (DECREASE)
    IN CASH                                                           (8,426)             8,423                607
CASH AT BEGINNING OF PERIOD                                            9,612              1,189                582
                                                                   ---------          ---------          ---------
CASH AT END OF PERIOD                                              $   1,186          $   9,612        $     1,189
                                                                   =========          =========          =========
SUPPLEMENTAL DISCLOSURES
Interest paid                                                      $       0          $       0          $       0
Income taxes paid                                                          0                  0                  0

NONCASH ACTIVITIES:
Increase in accumulated deficit through
    the issuance of non-cash dividends                                                  $ 2,575            $ 5,150
Issuance of related party notes
    payable in purchase of Hacienda
    International Resorts, Ltd. stock                                                     2,575
Issuance of related party notes
  payable in purchase of QVP
    International stock                                                                                      2,575
Issuance of related party notes
    payable in purchase of International
   Technology Enterprises Limited stock                                                                      2,575


                 See accompanying summary of accounting policies
                       and notes to financial statements.

                       EQUITY FINANCE HOLDING CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Equity Finance provides its management consulting services through a five-year program of planning for growth and equity sales to investors under the name "The Advantage 2000 Program." Equity Finance markets and sells its services principally through representatives in California.

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

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, Equity Finance has recurring net losses and has a net deficit of $395,717 as of December 31, 2002. These conditions create an uncertainty as to Equity Finance's ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock as well as seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if the Equity Finance is unable to continue as a going concern.


NOTE 3 - ASSET IMPAIRMENT

In 2001, management determined that a $45,000 sales commission and a $3,500 expenditure capitalized in 2000 that related to a customer signed in 2000 had no continuing value and was written off.


NOTE 4 - ACCOUNTS PAYABLE

At December 31, 2001, accounts payable includes a $42,750 refund due to a former Program participant who invested in 1998. At December 31, 2002, accounts payable includes refunds due former Program participants of $26,515 and $152,000 who invested in prior years.


NOTE 5 - NOTE PAYABLE

In June 1999, Equity Finance negotiated the settlement of an outstanding account payable through the issuance of an unsecured note payable to the service provider totaling $42,000. The note bears interest at 5% and is due June 2004. No payment of either principal or interest is required prior to the maturity date. The service provider has the ability to exchange the note for 100,000 shares of Equity Finance's stock owned by Equity Finance International Corporation (EFIC). Accrued interest included in the balance of the note payable totaled $8,683 and $6,270 at December 31, 2002 and 2001, respectively.

NOTE 6 - RELATED PARTY NOTES PAYABLE

Related party notes payable consist of the following:

                                                              2002        2001
                                                            --------    --------
Equity Finance International Corporation (EFIC),
    6% annual interest, principal and interest
    due March 2003                                          $ 63,667    $ 60,063
Purchase of inactive shell companies:
    QVP International (QVPI), 5% annual interest,
    Principal and interest due December 2005                   2,839       2,704
    International Technology Enterprises Limited
    (ITEL), 5% annual interest, principal and
    interest due December 2002                                 2,839       2,704
    Hacienda International Resorts, Ltd. (HIRL), 5%
    annual interest, principal and interest
    due December 15, 2006                                      2,833       2,698
James A. Bishop, 5% annual interest, principal
  and interest due August 15, 2007                            32,605
                                                            --------    --------
                                                            $104,783    $ 68,169
                                                            ========    ========


Accrued interest included in the balance of the note payable to EFIC totaled $13,118 and $9,514 at December 31, 2002 and 2001, respectively.

Certain directors of Equity Finance are the principal owners of EFIC and an Equity Finance director serves on the board of QVPI, ITEL and HIRL. QVPI, ITEL and HIRL are inactive shell companies with nominal assets that have been established by Program clients. At December 31, 2002 and 2001, these directors are the beneficial owners of approximately 31% of Equity Finance's shares and approximately 10% of the outstanding shares of QVPI, ITEL and HIRL. All related party notes payable are unsecured.


NOTE 7 - INCOME TAXES

Equity Finance is domiciled and operated in Mexico and Belize, and has no operations in the United States. Mexico and Belize both have corporate income tax laws. Equity Finance has had losses since inception except for 2002.

A summary of deferred tax assets and liabilities is as follows:

     Deferred tax assets                                $122,000
     Less: valuation allowance                          (122,000)
                                                        --------
     Net deferred taxes                                 $      0
                                                        ========

Equity Finance has cumulative net operating losses of $360,000.

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

NOTE 9 - FORGIVENESS OF DEBT

At December 31, 2002, a $42,750 refund due to a former Program participant who invested in 1998 was reclassified as debt forgiveness.

NOTE 10 - SUBSEQUENT EVENT

On February 18, 2003 an Agreement and Plan of Share Exchange dated January 10, 2003 was closed. Equity Finance acquired Australia China Investments Limited (Australia China), a British Virgin Islands corporation. Equity Finance issued a aggregate of 6,000,000 Equity Finance shares and certain Equity Finance stockholders transferred 3,000,000 of their 4,634,100 Equity Finance shares to Tang Yuxiang and Qu Shuzhi, the Australia China stockholders, in exchange for all of the issued and outstanding Australia China shares. In connection with the exchange, Equity Finance changed its name to Yantai Dahua Holdings Company Limited.

                           INDEPENDENT AUDITORS REPORT


To the Board of Directors
   Equity Finance Holding Corporation
   East of Muping, Yantai, Shandong, People's Republic of China

We have audited the accompanying balance sheets of Equity Finance Holding Corporation, as of December 31, 2002 and 2001 and the related statements of expenses, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of Equity Finance's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Finance Holding Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with principles generally accepted in the United States of America.

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

July 1, 2003

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







Moores Rowland
CHARTERED ACCOUNTANTS
CERTIFIED PUBLIC ACCOUNTANTS
Hong Kong

Date: April 25, 2003

AUSTRALIA CHINA INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
-------------------------------------------------------------------------------

                                                         Note                             US$

Operating revenue
Sales of goods                                                                        3,469,026

Cost of sales                                                                        (2,345,510)
                                                                                     -----------
Gross profit                                                                          1,123,516

Operating expenses
Depreciation                                                                            (11,248)
Handling and shipping costs                                                             (85,956)
Selling, general and administrative expenses                                           (560,177)
                                                                                     -----------
Income from operations                                                                  466,135

Non-operating income

SUNDRY INCOME                                                                            21,475
                                                                                     -----------
Income before income taxes                                                              487,610

PROVISION FOR INCOME TAXES                               6                             (147,907)
                                                                                     -----------
Income after income taxes                                                               339,703

Minority interest in income of subsidiary                                               (50,953)
                                                                                     -----------
Net income                                                                              288,750
                                                                                     ===========
Earnings per share
Basic common stock outstanding                                                        5,000,000
                                                                                    ============
Basic net income per common stock                                                   US 0.6 cents
                                                                                    =============












The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEET
As of December 31, 2002
--------------------------------------------------------------------------------

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

AUSTRALIA CHINA INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Period from February 1, 202 (date of incorporation) to December 31, 2002

-------------------------------------------------------------------------------

                                                      COMMON STOCK               RETAINED       STATUTORY
                                               ----------------------------      EARNINGS        RESERVES         TOTAL
                                                NO. OF SHARES      AMOUNT
                                                                     US$            US$             US$             US$

New stock issued on February 1,
   2002 (date of incorporation)                  5,000,000          50,000            --               --            50,000

Net income for the period                             --              --           288,750             --           288,750

Transfer to statutory reserves                        --              --           (13,698)          13,698            --
                                                 ---------       ---------       ---------        ---------       ---------
Balances as of December 31, 2002                 5,000,000          50,000         275,052           13,698         338,750
                                                 =========       =========       =========        =========       =========





The accompanying notes are an integral part of these financial statements.

AUSTRALIA CHINA INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
Period from February 1, 2002 (date of incorporation) to December 31, 2002
--------------------------------------------------------------------------------

                                                                                                             US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                                                 288,750

Adjustments to reconcile net profit to net cash used in operating activities:
              Depreciation                                                                                 129,548
       Exchange gain                                                                                          (17)
       Minority interest                                                                                    50,953
Changes in working capital:
              Accounts receivable, trade                                                                   287,026
              Prepayments and other receivables                                                          (443,238)
              Inventories                                                                                   61,619
              Due to a related party                                                                     (113,338)
              Accounts payable, trade                                                                    (305,329)
              Accrued charges and other payables                                                           (7,289)
              Income tax                                                                                   146,979
                                                                                                        -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                                   95,664
                                                                                                        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash flows from acquisition of subsidiary                                                                  846,047
Purchases of property and equipment                                                                      (184,278)
Addition to construction in progress                                                                     (115,334)
                                                                                                        -----------
Net cash used in investing activities                                                                      546,435
                                                                                                        -----------
NET CASH FROM FINANCING ACTIVITIES:
Issue of stocks                                                                                             50,000
                                                                                                        -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                                  692,099
                                                                                                        ===========
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                                                             692,099
                                                                                                        ===========











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

          The amount assigned to each major asset and liability caption of YDPI at the acquisition date are as follows:

                                                                 US$
Assets acquired
    Cash and cash equivalent                                    846,047
    Accounts receivable, trade                                7,111,714
    Prepayments and other receivables                           740,533
    Inventories                                               1,723,693
    Due from related parties                                    810,772
    Property and equipment, net                               9,424,375
    Construction in progress                                    362,111
                                                            -----------
                                                             21,019,245
                                                            -----------
Liabilities assumed
    Short-term loans                                         (3,613,075)
    Accounts payable, trade                                  (2,142,729)
    Accrued charges and other payables                       (2,146,033)
    Due to a related party                                   (3,223,999)
    Income tax payables                                         (10,643)
    Deferred tax                                               (184,591)
                                                            -----------
                                                            (11,321,070)
                                                            -----------
    Net assets acquired                                       9,698,175
    Shared by minority interest                              (1,455,339)
                                                            -----------
Consideration (note 2)                                        8,242,836
                                                            ===========



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

          The subsidiary is established and is carrying on business in the PRC. The subsidiary is subject to the PRC enterprise income tax at a rate of 24%.

          Income tax expense is comprised of the following:

                                                         US$

                  Current tax                          25,446
                  Deferred tax                        122,461
                                                     ---------
                  Income tax expenses                 147,907
                                                     =========


          The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows: %

           Statutory rate                                               24
           Non-deductible activities                                     6
                                                                ----------
           Effective tax rate                                           30
                                                                ==========


7.        INVENTORIES

          Inventories comprise the following:

                                                                     US$

            Raw materials                                        1,148,035
            Finished goods                                         514,038
                                                               -----------
                                                                 1,662,073
                                                               ===========

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
                                                                                                         ================

9.        BANKING FACILITIES

          The Group had various lines of credit under banking facilities as follows:

                                                                  US$
              FACILITIES GRANTED
              Committed credit lines                            4,552,935
                                                              ============
              UTILIZED FACILITIES
              Committed credit lines                            3,613,075
                                                              ============
              UNUTILIZED FACILITIES
              Committed credit lines                               939,859
                                                              ============


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
                                                                                        -----------------
                                                                                               8,196,910
                                                                                        =================


   Note: Loans from YLPI amounting to US$2,552,256 as of December 31, 2002 represented loans borrowed from banks by YLPI on behalf of the subsidiary.


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

Australia China Investments Limited

Notes to the Financial Statements
Period from February 1, 2002 (date of incorporation) to December 31, 2002
================================================================================


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




Moores Rowland
Chartered Accountants
Certified Public Accountants
Hong Kong
Date: April 25, 2003

Yantai Dahua Paper Industry Company Limited

Statements of Operations
Years ended December 31, 2000, 2001 and 2002

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                         2000                2001                2002                2002
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
                                                          RMB                 RMB                 RMB                 US$
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Operating revenue
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sale of goods                                      96,585,857          93,616,071         102,149,716          12,356,030
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Costs of sales                                   (75,050,872)        (71,455,136)        (72,207,917)         (8,734,270)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Gross profit                                       21,534,985          22,160,935          29,941,799           3,621,760
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Operating expenses
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Depreciation                                        (328,313)           (376,070)           (401,642)            (48,583)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Handling and shipping costs                       (6,084,348)         (5,900,783)         (4,752,591)           (574,873)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Selling, general and administrative expenses     (15,797,505)        (14,524,343)        (14,321,978)         (1,732,386)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
(Loss) Income form operations                       (675,181)           1,359,739          10,465,588           1,265,918
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Non-operating income
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Sundry income                                         709,030             260,178             520,695              62,983
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Income before income taxes                             33,849           1,619,917          10,986,283           1,328,901
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Provision for income taxes                          (409,790)           (131,149)         (2,834,106)           (342,813)
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------
Net (loss) income                                   (375,941)           1,488,768           8,152,177             986,088
----------------------------------------------- -------------- --- --------------- --- --------------- --- ---------------

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Paper Industry Company Limited


Balance Sheets
As of December 31, 2000, 2001 and 2002
================================================================================


                                                                       As of December 31,
                                                    -----------------------------------------------------
                                                           2000          2001          2002          2002
                                                Note        RMB          RMB            RMB           US$
ASSETS

Current assets
Cash and bank balances                                7,817,564     7,596,125     5,667,121       685,495
Accounts receivable, trade                           50,039,379    47,125,357    56,421,029     6,824,688
Prepayments and other receivables                     7,672,862     7,678,627     9,786,474     1,183,771
Inventories                                     5    13,431,722    14,762,938    13,740,686     1,662,073
Income tax recoverable                          8        94,161            --            --            --
Due from related parties                        8     5,252,782     6,064,545     1,889,523       228,557
                                                    -----------   -----------   -----------   -----------

Total current assets                                 84,308,470    83,227,592    87,504,833    10,584,584
Property and equipment, net                     6    67,248,351    74,134,902    81,137,911     9,814,442
Construction in progress                              3,416,927     1,599,673     1,174,844       142,109
                                                    -----------   -----------   -----------   -----------

Total assets                                        154,973,748   158,962,167   169,817,588    20,541,135
                                                    -----------   -----------   -----------   -----------


     LIABILITIES AND OWNERS' EQUITY

     Current liabilities
Short-term loans                                7     2,745,000     7,395,000    29,870,000     3,613,075
Accounts payable, trade                              13,434,005    16,215,222    15,190,144     1,837,401
Accrued charges and other payables                   19,635,865    15,769,353    17,647,605     2,134,655
Due to related parties                          8    27,218,806    26,449,009    21,261,928     2,571,843
Income tax payable                                           --        36,988       205,399        24,845
Deferred tax                                                 --            --     1,897,935       229,574
                                                    -----------   -----------   -----------   -----------

Total current liabilities                            63,033,676    65,865,572    86,073,011    10,411,393
                                                    -----------   -----------   -----------   -----------

Non-current liabilities
Long-term loans                                 9    18,230,000    18,230,000            --            --
Deferred tax                                                 --            --       725,805        87,793
                                                    -----------   -----------   -----------   -----------

                                                     18,230,000    18,230,000       725,805        87,793
                                                    -----------   -----------   -----------   -----------

Owners' equity
Registered capital                             10    33,590,000    33,590,000    33,590,000     4,063,046
Retained earnings                                    36,575,466    37,648,928    45,667,872     5,523,985
Statutory reserves                             11     3,544,606     3,627,667     3,760,900       454,918
                                                    -----------   -----------   -----------   -----------

Total owners' equity                                 73,710,072    74,866,595    83,018,772    10,041,949
                                                    -----------   -----------   -----------   -----------

Total liabilities and owners'
equity                                              154,973,748   158,962,167   169,817,588    20,541,135
                                                    ===========   ===========   ===========   ===========


The accompanying notes are an integral part of these financial statements.

Yantai Dahua Paper Company Limited

Statements of Owners' Equity
Years ended December 31, 2000, 2001 and 2002
================================================================================


                                                Registered         Retained        Statutory
                                                   capital         earnings         reserves             Total
                                                       RMB              RMB              RMB               RMB
                                               -----------      -----------       -----------      -----------

Balances as of January 1, 2000                  33,590,000       37,281,737         3,478,540       74,350,277

Net loss for the year                                   --         (375,941)               --         (375,941)

Dividends declared                                      --         (264,264)               --         (264,264)

Transfer to statutory reserves                          --          (66,066)           66,066               --
                                               -----------      -----------       -----------      -----------

Balances as of December 31, 2000                33,590,000       36,575,466         3,544,606       73,710,072

Net income for the year                                 --        1,488,768                --        1,488,768

Dividends declared                                      --         (332,245)               --         (332,245)

Transfer to statutory reserves                          --          (83,061)           83,061               --
                                               -----------      -----------       -----------      -----------

Balances as of December 31, 2001                33,590,000       37,648,928         3,627,667       74,866,595

Net income for the year                                 --        8,152,177                --        8,152,177

Transfer to statutory reserves                          --         (133,233)          133,233               --
                                               -----------      -----------       -----------      -----------

Balances as of December 31, 2002                33,590,000       45,667,872         3,760,900       83,018,772
                                               ===========      ===========       ===========      ===========

Balances as of December 31, 2002 (in US$)        4,063,046        5,523,985           454,918       10,041,949
                                               ===========      ===========       ===========      ===========


The accompanying notes are an integral part of these financial statements.

Yantai Dahua Paper Industry Company Limited


Statement of Cash Flows
Years ended December 31, 2000 and 2001
================================================================================


                                                               2000              2001              2002              2002
                                                                RMB               RMB               RMB               US$
Cash flows from operating activities:
Net (loss) income                                           (375,941)        1,488,768         8,152,177           986,088

Adjustments to reconcile net profit to net cash
   used in operating activities:
         Depreciation                                      4,715,320         5,366,651         5,427,626           656,526
         Loss on disposal of property and
equipment                                                    251,770           231,897           445,474            53,885
Changes in working capital:
         Accounts receivable, trade                        1,266,927         2,914,022        (9,295,672)       (1,124,404)
         Prepayments and other receivables                 4,708,482            (5,765)       (2,107,847)         (254,965)
         Inventories                                       7,224,775        (1,331,216)        1,022,252           123,651
         Due from related parties                            (96,384)         (811,763)        1,005,350           121,607
         Due to related parties                              (23,574)         (434,550)               --                --
         Accounts payable, trade                          (6,457,746)        2,781,217        (1,025,078)         (123,993)
         Accrued charges and other payables                  686,095        (3,866,512)        1,878,252           227,193
         Income tax                                          309,790           131,149         2,792,151           337,739
                                                         -----------       -----------       -----------       -----------

Net cash provided by operating activities                 12,209,514         6,463,898         8,294,685         1,003,327
                                                         -----------       -----------       -----------       -----------

Cash flows from investing activities:
Purchases of property and equipment                       (2,775,163)       (3,627,234)               --                --
Additions of construction in progress                    (11,437,199)       (7,040,611)      (12,451,280)       (1,506,108)
                                                         -----------       -----------       -----------       -----------

Net cash used in investing activities                    (14,212,362)      (10,667,845)      (12,451,280)       (1,506,108)
                                                         -----------       -----------       -----------       -----------

Cash flows from financing activities:
Borrowings of short-term loans                             1,035,000         7,395,000        10,280,000         1,243,469
Borrowings of long-term loans                             18,230,000                --                --                --
Repayments of short-term loans                           (26,090,000)       (2,745,000)       (6,035,000)         (729,994)
Due from related parties                                          --                --         3,169,672           383,404
Due to related parties                                    11,502,520          (335,247)       (5,187,081)         (627,429)
Dividend paid                                               (264,264)         (332,245)               --                --
                                                         -----------       -----------       -----------       -----------

Net cash used in financing activities                      4,413,256         3,982,508         2,227,591           269,450
                                                         -----------       -----------       -----------       -----------

Net increase (decrease) in cash and cash
equivalents                                                2,410,408          (221,439)       (1,929,004)         (233,331)
Cash and cash equivalents at beginning of year             5,407,156         7,817,564         7,596,125           918,826
                                                         -----------       -----------       -----------       -----------

Cash and cash equivalents at end of year                   7,817,564         7,596,125         5,667,121           685,495
                                                         ===========       ===========       ===========       ===========


Analysis of balances of cash and cash equivalents
Cash and bank balances                                     7,817,564         7,596,125         5,667,121           685,495
                                                         ===========       ===========       ===========       ===========

Supplemental  disclosure  of cash flow  information
  Cash paid during the fiscal period for:
    Interest paid                                          3,370,405         3,355,317         3,195,353           386,510
    Income tax                                               100,000                --            41,955             5,075
                                                         ===========       ===========       ===========       ===========

Non-cash investing and financing activities
    Reclassification of long-terms loans to short
      terms loans                                                 --                --        18,230,000         2,204,007
                                                         ===========       ===========       ===========       ===========


The accompanying notes are an integral part of these financial statements.

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================


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

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

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

Yantai Dahua Paper Industry Company Limited
Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================


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

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

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

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

4.       PROVISION FOR INCOME TAXES (Continued)

         Income tax expense is comprised of the following:

                                                                             As of December 31,
                                                       ------------------------------------------------------
                                                            2000           2001           2002           2002
                                                             RMB            RMB            RMB            US$

         Current tax
         - current year                                  370,258        131,149        210,366         25,446
         - underprovision for previous years              39,532             --             --             --
         Deferred tax                                         --             --      2,623,740        317,367
                                                       ---------      ---------      ---------      ---------

         Income tax expenses                             409,790        131,149      2,834,106        342,813
                                                       =========      =========      =========      =========

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statements of operations is as follows:

                                                                For the year ended December 31,
                                                       -------------------------------------------------
                                                                2000             2001              2002
                                                                   %                %                 %

         Statutory rate                                           24               24                24

         Non-taxable activities                                 (69)                -                 -
         Non-deductible activities                               797               28                 2

         Provision for doubtful debts                            322               12                 -
         Net effect on unprovided deferred tax                    20             (56)                 -
         Underprovision for previous years                       117                -                 -
                                                       --------------   --------------    --------------
         Effective tax rate                                    1,211                8                26
                                                       ==============   ==============    ==============


5.       INVENTORIES

         Inventories comprise the following:

                                                  As of December 31,
                             ----------------------------------------------------------
                                   2000            2001            2002            2002
                                    RMB             RMB             RMB             US$
         Raw materials        5,508,236       7,868,369       9,491,030       1,148,035
         Finished goods       7,923,486       6,894,569       4,249,656         514,038
                             ----------      ----------      ----------      ----------

                             13,431,722      14,762,938      13,740,686       1,662,073
                             ==========      ==========      ==========      ==========

Yantai Dahua Paper Industry Company Limited
Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

6.       PROPERTY AND EQUIPMENT

                                         Estimated
                                          useful
                                           lives                                   As of December 31,
                                        ----------------------------------------------------------------------------------
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
                                                        ==============    =============    ==============    =============


7.       BANKING FACILITIES

         The Company had various lines of credit under banking facilities as follows:

                                                                            As of December 31,
                                                   ---------------------------------------------------------------------
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

                                                                            As of December 31,
                                                   ---------------------------------------------------------------------
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
                                                   ==============    ===============    ==============     =============


   Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

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

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

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

Yantai Dahua Paper Industry Company Limited

Notes to the Financial Statements
Years ended December 31, 2000, 2001 and 2002
================================================================================

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



                                   Audited Financial Statements
                                   Yantai Dahua Paper Industry Company Limited
                                   Years ended December 31, 2000, 2001 and 2002

ITEM 19. EXHIBITS

(a) The following financial statement are being filed as part of this annual report on Form 20-F- incorporated by reference to Item 18 of this report:

(i)    Equity

       Balance Sheets
       Statements of Operations
       Statement of Changes in Stockholders' Deficit
       Statements of Cash Flows
       Notes to Financial Statements
       Independent Auditors Report

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

Exhibit 1.4 The Agreement and Plan of Share Exchange dated January 10, 2003.

Signature


The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report registration statement on its behalf


                            YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED


                            By: /s/ Tang Yuxiang
                                ----------------------------------------------
                            Tang Yuxiang, Chairman and Chief Executive Officer


Date: July 23, 2003

              CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
                  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Tang Yuxiang, certify that:

1. I have reviewed this annual report on Form 20-F of Yantai Dahua Holdings Company Limited

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c)  presented   in  this  annual   report  our   conclusions   about  the
       effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                              YANTAI DAHUA HOLDINGS COMPANY LIMITED

                              By: /s/ Tang Yuxiang
                                  ----------------------------------------------
                              Tang Yuxiang, Chairman and Chief Executive Officer
Date: July 23, 2003

              CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
                  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, LEUNG Wai Chiu Albert, certify that:

1. I have reviewed this annual report on Form 20-F of Yantai Dahua Holdings Company Limited

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

       c)  presented   in  this  annual   report  our   conclusions   about  the
       effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                              YANTAI DAHUA HOLDINGS COMPANY LIMITED

                              By: /s/ Leung Wai Chiu Albert
                                  ----------------------------------------------
                                  LEUNG Wai Chiu Albert, Chief Financial Officer

Date: July 23, 2003