Form 20-F
period 2003-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2004-06-30
CIK 1064407

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

  |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended : December 31, 2003

                                       OR

     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
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

                                      None

The number of outstanding shares of common stock as June 30, 2004 is 33,447,000.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

|X| YES            |_| NO

Indicate by check mark which financial statement item the registrant has elected to follow.

|_| Item 17        |X| Item 18

                                TABLE OF CONTENTS

                                                                                           Page No
Forward-looking Statements                                                                   3


PART I

Item 1   Identity of Directors, Senior Management and Advisers                               3

Item 2   Offer Statistics and Expected Timetable                                             3

Item 3   Key Information                                                                     3

Item 4   Information on the Company                                                          10

Item 5   Operating and Financial Review and Prospects                                        15

Item 6   Directors, Senior Management and Employees                                          17

Item 7   Major Shareholders and Related Party Transactions                                   19

Item 8   Financial Information                                                               20

Item 9   The Offering and Listing                                                            20

Item 10  Additional Information                                                              20

Item 11  Quantitative and Qualitative Disclosures about Market Risk                          22

Item 12  Description of Securities Other than Equity Securities                              22

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies                                     22

Item 14  Material Modifications to the Rights of Security Holders                            22
         and Use of Proceeds

Item 15  Controls and Procedures                                                             23

Item 16A Audit Committee financial expert                                                    23

Item 16B Code of Ethics                                                                      23

Item 16C Principal Accountant Fees and Services                                              23

Item 16D Exemptions from the Listing Standards for Audit Committee                           24

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers              24

PART III

Item 17  Financial Statements                                                                24

Item 18  Financial Statements                                                                24

Item 19  Exhibits                                                                            41

Signature                                                                                    42

Consent of Independent Auditor                                                               43

Certification                                                                                44


(A) Pursuant to General Instructions E(b) of Form 20-F, this annual report includes the information specified in Parts I, II, III

(B) Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18

FORWARD LOOKING STATEMENTS

The statements in this report and the documents incorporated by reference contain certain forward-looking statements concerning future economic performance and the plans and objectives of the management for future operations. These forward-looking statements can be identified by the use of such words as "project," "expect" and "anticipate," and variations of such words. Actual results might differ materially from such projections, expectations and anticipations, due to general economic conditions, supply and demand for paper, labor conditions, the availability of requisite financing and other factors. We intend those forward looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for the purposes of complying with the safe harbor provisions.

You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this annual report on Form 20-F and are not intended to give any assurance as to future results.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
         Not applicable

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
         Not applicable

ITEM 3   KEY INFORMATION

A.       SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to the period ended December 31, 2002 and the year ended December 31, 2003 has been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Operating and Financial Review" and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

                                                                                       Period from
                                                                                    February 1, 2002
                                                                                        (date of
                                                               YEAR ENDED           incorporation) to
OPERATIONS FOR THE PERIOD                                   DECEMBER 31,2003        December 31, 2002
                                                                   US$                      US$
-------------------------                                  -----------------        ------------------
OPERATING REVENUE
Sales of goods                                                11,954,095                  3,469,026

COST OF SALES                                                 (8,758,307)                (2,345,510)
                                                           -------------              -------------

GROSS PROFIT                                                   3,195,788                  1,123,516

OPERATING EXPENSES                                            (2,231,873)                  (657,381)

NON-OPERATING INCOME                                              21,148                     21,475
                                                           -------------              -------------
INCOME BEFORE INCOME TAXES                                       985,063                    487,610

PROVISION FOR INCOME TAXES                                      (321,135)                  (147,907)

MINORITY INTEREST IN INCOME OF SUBSIDIARY                        (99,608)                   (50,953)
                                                           -------------              -------------
NET INCOME                                                       564,320                    288,750
                                                           =============              =============
EARNINGS PER SHARE
BASIC NET INCOME PER COMMON STOCK                          US$0.02 CENTS              US$0.01 cents
                                                           =============              =============

                                                                       As of December 31,
                                                                    2003                       2002
ASSETS                                                               US$                        US$

CURRENT ASSETS                                                11,844,660                 10,584,585
NON-CURRENT ASSETS                                            11,111,470                  9,956,551
                                                           -------------              -------------
TOTAL ASSETS                                                  22,956,130                 20,541,136
                                                           =============              =============
LIABILITIES

CURRENT LIABILITIES                                           12,129,663                 10,415,466
NON-CURRENT LIABILITIES                                          135,142                     87,793
                                                           -------------              -------------

TOTAL LIABILITIES                                             12,264,805                 10,503,259
                                                           =============              =============

The principal operating subsidiary of the Company is Yantai Dahua Paper Industry Company Limited ("Yantai Dahua Paper"), which was acquired as a result of the merger with Australia China Investment Limited ("Australia China") pursuant to the Agreement and Plan of Share Exchange dated January 10, 2003 (see Item 4A for more information about the transaction). For information purpose, the selected unaudited financial data of Yantai Dahua Paper for the years ended December 31, 2001, 2002 and 2003 is set out as follows.

STATEMENTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                           2001           2002           2003          2003
                                           RMB            RMB            RMB           US$
OPERATING REVENUE
Sale of goods                          93,616,071     102,149,716     98,826,844     11,954,089

COSTS OF SALES                        (71,455,136)    (72,207,917)   (72,406,639)    (8,758,303)

GROSS PROFIT                           22,160,935      29,941,799     26,420,205      3,195,786

OPERATING EXPENSES
Depreciation                             (376,070)       (401,642)      (380,262)       (45,996)
Handling and shipping costs            (5,900,783)     (4,752,591)    (3,372,475)      (407,934)
Selling, general and administrative   (14,524,343)    (14,321,978)   (14,697,533)    (1,777,813)
                                      -----------    ------------    -----------    -----------
expenses

(LOSS) INCOME FORM OPERATIONS           1,359,739      10,465,588      7,969,935        964,043

NON-OPERATING INCOME
Sundry income                             260,178         520,695        174,834         21,148
                                      -----------    ------------    -----------    -----------

INCOME BEFORE INCOME TAXES              1,619,917      10,986,283      8,144,769        985,191

Provision for income taxes               (131,149)     (2,834,106)    (2,654,893)      (321,135)
                                      -----------    ------------    -----------    -----------

NET (LOSS) INCOME                       1,488,768       8,152,177      5,489,876        664,056
                                      ===========    ============    ===========    ===========

BALANCE SHEETS AS OF DECEMBER 31, 2001, 2002 AND 2003

                                                             AS OF DECEMBER 31,
                                      ----------------------------------------------------------
                                          2001            2002            2003            2003
                                          RMB             RMB             RMB             US$
ASSETS

CURRENT ASSETS
Cash and bank balances                  7,596,125       5,667,121       9,537,848      1,153,698
Accounts receivable, trade             47,125,357      56,421,029      62,688,209      7,582,762
Prepayments and other receivables       7,678,627       9,786,474       3,917,819        473,899
Inventories                            14,762,938      13,740,686      17,289,460      2,091,332
Income tax recoverable                         --              --       1,251,098        155,333
Due from related parties                6,064,545       1,889,523       3,277,797        369,482
                                      -----------     -----------     -----------     ----------
TOTAL CURRENT ASSETS                   83,227,592      87,504,833      95,962,231     11,849,506
Property and equipment, net            74,134,902      81,137,911      91,524,141     11,070,754
Construction in progress                1,599,673       1,174,844         366,558         40,710
                                      -----------     -----------     -----------     ----------
TOTAL ASSETS                          158,962,167     169,817,588     189,822,930     22,960,970
                                      -----------     -----------     -----------     ----------

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES
Short-term loans                        7,395,000      29,870,000      43,090,000      5,212,164
Accounts payable, trade                16,215,222      15,190,144      13,043,061      1,577,688
Accrued charges and other
payables                               15,769,353      17,647,605      17,666,107      2,136,891
Due to related parties                 26,449,009      21,261,928      21,879,765      2,646,575
Income tax payable                         36,988         205,399         432,358         52,298

Deferred tax                                   --       1,897,935       3,933,357        475,779
Due to Directors                               --              --       1,262,987        152,771
                                      -----------     -----------     -----------     ----------
Total current liabilities              65,865,572      86,073,011     101,307,635     12,254,166
                                      -----------     -----------     -----------     ----------
Non-current liabilities
Long-term loans                        18,230,000              --              --             --
Deferred tax                                   --         725,805       1,117,247        135,142
                                      -----------     -----------     -----------     ----------
                                       18,230,000         725,805              --             --
                                      -----------     -----------     -----------     ----------
Owners' equity
Registered capital                     33,590,000      33,590,000      33,590,000      4,063,044

Retained earnings                      37,648,928      45,667,872      49,902,730      6,036,231
Statutory reserves                      3,627,667       3,760,900       3,905,318        472,387
                                      -----------     -----------     -----------     ----------
Total owners' equity                   74,866,595      83,018,772      87,398,048     10,571,662
                                      -----------     -----------     -----------     ----------

Total liabilities and owners'
equity                                158,962,167     169,817,588     189,822,930     22,960,970
                                      ===========     ===========     ===========     ==========

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

LACK OF LIQUIDITY OR DIFFICULTY IN BUYING AND SELLING FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 31, 2003.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The SEC's regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions No exceptions are applicable to the Company. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. In addition, unless and until the securities of the Company are listed for trading on NASDAQ or the Company has $2 million in net tangible assets, trading in the Company's securities will be subject to Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under the penny stock rules, broker-dealers who recommend such securities to persons other than institutional accredited investors (generally institutions with assets in excess of $5,000,000) must make a special written suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to sale and provide the purchaser with risk disclosure documents which identifies certain risks associated with investing in penny stock and which describe the market as well as the purchaser's legal remedies. Further, the broker-dealer must also obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be consummated.

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

At the moment, pursuant to the International Business Companies Act (the "Act") Articles of Association of Equity Finance Holding Corporation, in addition to section 57 of the Act, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the Securities Act of 1933 as amended.

SHAREHOLDER LOSS MIGHT RESULT BECAUSE A U.S. CITIZEN WHO PURCHASES SHARES OF COMMON STOCK MAY HAVE DIFFICULTY IN ENFORCING HIS RIGHTS AGAINST THE COMPANY.

The Company is incorporated in Belize and engages in business in the People's Republic of China (`PRC"); its directors and officers and certain of its advisers are citizens and/or residents of the PRC. The Company engages in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in the PRC. The main assets of its subsidiaries are located outside the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against the Company or its subsidiaries or these non-resident persons, or to enforce judgments in the United States against the Company or its subsidiaries or these persons that are obtained in a non-United States court. It also may be difficult for shareholders to enforce a judgment of a United States court or to succeed in a lawsuit in Belize or China on the assets of the Company's subsidiaries based only on the United States securities laws.

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

POLITICAL AND ECONOMIC INSTABILITY IN THE PRC MAY RESULT IN LOSS TO THE COMPANY SHAREHOLDERS.

The Company is organized under the laws of Belize but engages in business in the PRC. Since 1979, the PRC adopted an open-door policy and the country is gradually shifting itself towards a more market-oriented economy. Such reforms have resulted in significant economic growth and social progress. Many of the reforms are unprecedented or experimental and will be refined and improved upon. The reforms over the past 20 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. We are operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous to us. However, there is no assurance that such reforms will benefit us immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on our business and operations in the future.

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

ITEM 4 INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Equity Finance Holding Corporation (Equity Finance), a Belize corporation, the predecessor of the Company, was a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses with annual sales of $2,000,000 to $20,000,000. The Company provided resources to a variety of business clients, assisting them in developing their capitalization to achieve corporate growth. Additionally, the Company provided counsel and expertise to this market segment, which will allow the closely-held client corporations to be held more broadly.

On February 18, 2003 Equity Finance announced the closing of an Agreement and Plan of Share Exchange dated January 10, 2003 pursuant to which it acquired Australia China Investments Limited ("Australia China"), a British Virgin Islands limited corporation incorporated on February 1, 2002, engaged, by and through subsidiary, in the production and sale principally of printing and writing papers in China. At closing, Equity Finance issued an aggregate of 6,000,000 Equity Finance shares and certain Equity Finance stockholders transferred 3,000,000 of their 4,634,100 Equity Finance shares to Tang Yuxiang and Qu Shuzhi, the Australia China stockholders, in exchange for all of the issued and outstanding Australia China shares.

In connection with the exchange, Equity Finance changed its name to Yantai Dahua Holdings Company Limited (OTC BB: YDHCF), all directors and executive officers of Equity Finance resigned. Mr. Tang Yuxiang and Mr. Qu Shuzhi were appointed directors of the Company along with Mr. Yu Shou Ping, Mr. Yu Zhou and Mr. Xiong Shi Gui, Mr. Tang Yuxiang was appointed Chief Executive Officer and Mr. Leung Wai Chiu Albert was appointed Chief Financial Officer Mr. Leung subsequently resigned in December 2003 and Mr. Qu was appointed to fill the position.

Australia China holds 85% of the shares of a sino-foreign joint venture, Yantai Dahua Paper Industry Company Limited, a sino-foreign equity joint venture established on April 14, 1994.

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

B.    BUSINESS OVERVIEW

The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in the PRC. Yantai Dahua Paper is a leading paper manufacturer in Shandong, China and employs over 1,000 staff.

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

The Company's production facilities are based at Yantai Dahua Paper, situated at Muping, Yantai City, Shandong Province. Yantai Dahua Paper's current production capacity is about 25,000 tons of paper per year.

The major types of paper products manufactured by Yantai Dahua Paper comprise of Printing Paper, Writing Paper, Computer Paper, and small quantity of other papers, including newsprint and a new paper product namely Munkedal made by wooden pulp paper.

For 2001, 2002 and 2003 a break down of the Company's sales of paper products is summarized as follows:

PRODUCT TYPES               IN TONS                    PERCENTAGE
-------------       ------------------------      ------------------------
                     2001     2002     2003       2001     2002     2003
                    ------   ------   ------      -----    -----    -----
Printing Paper      12,850   15,999   17,356      65.5%    83.2%    82.2%
Writing Paper        2,685    2,060      875      13.7%    10.7%     4.2%
Computer Paper       4,093    1,175      284      20.8%     6.1%     1.3%
Wooden Pulp Paper        0        0    2,606         0%       0%    12.3%
Total               19,628   19,234   21,121       100%     100%     100%

The percentage of each product remains quite stable during 2001 and in year 2002, the sales for printing paper increased with a corresponding decrease in computer paper. Sale of the wooden pulp paper comprised 12.3% of the sales in year 2003.

Sales of the Company's paper products are conducted by Yantai Dahua Paper's sales teams based at the head office in Muping and 6 representative offices located at Beijing, Shijiazhuang (capital city of Hebei Province), Guangzhou (capital city of Guangdong province), Lanzhou (capital city of Gansu), Shanghai and Hangzhou.

The Beijing and Shijiazhuang offices account for roughly 71% of the sales, Guangzhou 2%, Shanghai and Hangzhou 20%, and Lanzhou 7%. Each of the representative offices is manned by a Sales Manager and several full-time sales representatives.

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

The Company's sales in the second half of the year is usually higher than those in the first half of the year because the Company usually repairs the equipment during the Chinese New Year. The sales are affected by the drop in production because of the repairs.

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

The manufacturing of paper products also requires substantial amount of water, heat and electricity. At present, the Company supplies its own heat with its new 35 metric tons boiler, which commenced operation in April 2001. The Company has built a new 3,000 kilo watt electricity generator within its site at Muping by using internally generated funds for the new generator. With this new facility, the Company is no longer dependent on the local grid to supply its electricity, and the Company expects to save on its electricity bill.

Today, there are more than 500 paper manufacturers in China. Of these, about 200 have an annual production capacity of over 20,000 tons. In Shandong province alone, there are 78 paper manufacturers. Most of these manufacturers are state-owned enterprises. The principal competitive factors are brand name recognition, distribution capability, product quality and capability of mass production.

The paper manufacturing industry, because of the process of cleaning and bleaching of the pulp, does produce effluents which contaminate the environment and consumes a great deal of water. In a country where water is a valuable resource, the Chinese government is implementing stringent measures to protect the environment. A number of these paper plants that fail to meet the environmental standards have been and will be closed. Only those that comply with the environmental standards can continue to produce. The Company has complied with the said standards.

The Company's plan for the future is based on the following two measures.
      -     Cost saving, and
      -     New products that meet the market's demand.

Costs Saving

To save manufacturing cost, the Company completed its own 3,000 kilo watt power generation plant at the end of March 2002. Upon completion of the plant, the Company began to generate its own electricity for the operation of the plant. Previously, the Company had to purchase about 16,200,000 units of electricity each year from the local grid at the cost of about Rmb0.65 per unit, meaning it was spending about Rmb10.5 million each year on electricity supply. With its own electricity generator, the cost reduced to Rmb0.30 per unit, saving its cost of electricity by about Rmb5.7 million, or approximately US$ 700,000, per year.

The Company is already generating its own heat supply with its 35 tons boiler, which commenced operation in April 2001 by using internally generated funds for the building of boiler. Each year, it needs about 85,000 tons of heat. Comparing with the cost of heat from external supplier of Rmb 94 per ton, the cost of its heat supply will be reduced to Rmb 69 per ton. This will reduce the manufacturing cost by about Rmb 2.1 million, or approximately US$ 250,000, per year.

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

Due to the foreign suppliers' price competition, the Company has dropped the development of copper printing paper.

The Company is now developing to manufacture the papers for cigarettes and dictionary use.

A 40,000 sq. meter piece of land next to the Company's existing plant has been acquired for the building of the new production plant.

The deposit for purchase of equipment for the new production line has been made.

The major raw material required for the production of the new products is chemically bleached wood pulp, which can be sourced in the international market (countries like USA, Canada, Finland and Sweden, etc.) with ease.

The Company has also secured the supply of water, which is required in abundant amount for the paper making process. The 20 wells owned by the Company can produce 20,000 cubic meter of underground water per day.

The Company has installed an additional power plant that can generate 6,000 kilo watts of electricity, thereby guaranteeing the power required for the production process by using internal fund.

Two more boilers of 35 ton each have been installed to supply the heat required for the new plant by using internal fund.

Construction work for the factory electricity plant and boiler plant has already commenced and has completed by using internal fund. The construction work has been completed earlier than the expected timetable.

The Company also dropped the development of anti-counterfeit paper because the costs for production is not worth to continue.

C.    ORGANIZATIONAL STRUCTURE

                                              ----------------------
                                              |    The Company     |
                                              ----------------------
                                                       |     100%
                                                       |
      -------------------------               ----------------------
      |     Yantai Longda     |               |   Australia China  |
      -------------------------               ----------------------
                  |    15%                             |     85%
                  |                                    |
                  |                                    |
                  --------------------------------------
                                    |
                                    |
                               -------------------
                               |  Yantai         |
                               |  Dahua Paper    |
                               -------------------


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

ITEM  5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

GENERAL

All statements contained herein that are not historical facts, such as statements regarding the Company's current business strategy and plans for future operations are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, those described herein including, among other things:

      (1) significant increases in competitive pressure in the paper industry;

      (2) general global economic conditions;

      (3) changes in the regulatory environment; and

      (4) changes in the securities markets.

Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating the business prospects of the Company.

FINANCIAL RESULTS

The Company has a net income of US$564,320 for the year ended December 31, 2003 comparing with a net income of US$288,750 for the period ended December 31, 2002. The increase in net income is due to the result for the period ended December 31, 2002 includes only the 3-month period of Yantai Dahua Paper as Australia China acquired Yantai Dahua Paper in October 2002. In fact, the net income of Yantai Dahua Paper, being the major operating subsidiary, has decreased during the year 2003. The decrease in the net income relates primarily to a decrease in sales of goods.

The cash and bank increase this year because the new special purpose short term loan obtained has not been fully utilized.

The inventories balance increase is due to the increase in the production after the completion of new production facilities.

The increase of the property and equipment is due to the purchase of new equipment and the completion of new production facilities. This also leads to the decrease in prepayment and receivables in respect of deposits for construction transferred to the property and equipment upon completion.

We believe that inflation has not had a material impact on our results of operations for the year ended December 31, 2003 or for the period ended December 31, 2002.

INFORMATION REGARDING SIGNIFICANT FINANCIAL FACTORS

Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company had an audited operating revenue of US$11,954,095 with net income after tax and minority of US$564,320 for the year ended December 31, 2003.

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

Information relating to the Company's cash flow and borrowings as at December 31, 2003 can be reflected in the audited accounts to be disclosed.

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

      Production
      Upon the completion of the Company's plan to construct a new production plant, production will be increased by an additional 30,000 tons of copper printing paper, which is projected to or is expected to generate extra revenue of up to US$ 25 million per year.

      Price
      Due to the keen competition in the paper market, the Company is unlikely to increase the price of its products.

E.    OFF-BALANCE SHEET ARRANGEMENTS
      The Company has not made any off-balance sheet arrangement.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
      The Company has the following contractual obligations as at December 31, 2003:

                                                                                        Payments due by period of
                                                                         -------------------------------------------------------
Contractual Obligations                                                  Total (Rmb)   Less than   1-3        3-5      More than
                                                                                        1 year    years      years      5 years
-----------------------                                                  -----------   ---------   ---        ---      ---------
Long-term Debt Obligations                                                    -          -          -          -          --
Capital (Finance) Lease Obligations                                           -          -          -          -          --
Operating Lease Obligations                                                   -          -          -          -          --
Purchase Obligations                                                          -          -          -          -          --
Other Long-term  Liability  reflected on the Company's Balance Sheet          -          -          -          -          --
under the GAAP of the primary financial statements
Total                                                                         -          -          -          -          --

G.    SAFE HARBOR

      The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5F..

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

Mr. QU Shuzhi, age 43, is Deputy General Manager & Chief Financial Officer of Yantai Paper. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001. He was appointed as Chief Financial Officer upon Albert Leung resigned in December 2003. He is a graduate of in Finance Management at the China Agricultural University.

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

COMPENSATION TO OFFICERS

For the Company, the salaries paid by the Company or its subsidiaries to the officers are:

NAME                               ANNUAL
                                   SALARY
------------                       ---------
TANG Yuxiang                       US$12,000
YU Shou Ping                       US$8,000
QU Shuzhi                          US$8,000
QU Dongqing                        US$8,000

The Officers are not compensated by Australia China.

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

D.    EMPLOYEES

The Company has 1,180 employees as of December 31, 2003. Management considers the relationship with employees to be excellent.

As stipulated by PRC regulations, the Company participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of Yantai Dahua Paper are entitled to certain retirement benefits. Yantai Dahua Paper is required to make contributions to a state sponsored retirement plan at approximately 20% of the basic amount which is within the range from RMB400 to RMB468 stipulated by the PRC government. Yantai Dahua Paper determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees.

The Company's pension expense for the period ended December 31, 2002 and the year ended December 31, 2003 was US$40,620 and US$191,460 respectively.

E.    SHARE OWNERSHIP

The following table set forth the share ownership of the Company as at June 28, 2004

Name                                          Shares          Percentage       Owned by
--------------------------------          ----------             ------       ------------
Magic Growth Investments Limited          18,000,000             53.82%       TANG Yuxiang
Success Channel Limited                    3,000,000              8.97%       QU Shuzhi
Everwell Strategy Limited                  3,000,000              8.97%       QU Dongqing

Tang Yuxiang is a director and shareholder of Magic Growth Investmenrs Limited. Qu Shuzhi is a director and shareholder of Success Channel Limited. Qu Dongqing is a director and shareholder of Everwell Strategy Limited.

ITEM  7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Please see Item 6E for share ownership information regarding our principal shareholders and directors.

B.    RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transaction with parties that have relationship with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the Board of Directors and are subject to the approval of members of the Board of Directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions; related parties include our subsidiaries, investments accounted for under the equity method, members of our management and owners of a significant percentage of our common stock and their family members, and any other party that we significantly influence. In the opinion of management, the terms of the related party transactions are fair to the Company.

      (a)   Name and relationship of related parties            Existing relationships with the Company

            Yantai Longda Paper Industry (YLPI)                 Joint venturer of a subsidiary
            Muping Iron Cover Manufacturing Factory (MIC)       Branch of YLPI
            Muping Paper Product Manufacturing Factory (MPP)    Branch of YLPI
            Muping Vegetable Processing Factory (MVP)           Branch of YLPI
            Mr. Tang Yuxiang                                    Stockholder / Director
            Mr. Qu Shuzhi                                       Stockholder / Director

       (b)    Related party transactions
                                                                 As of December 31, 2003
                                                               ---------------------------
                                                                  2003             2002
                                                                  US$              US$
                  (i)    Due from related parties
                         MVP                                      12,043           13,521
                         MPP                                      27,528           43,390
                         MIC                                     111,762          165,042
                                                               ---------        ---------
                                                                 151,333          221,953
                                                               =========        =========

                  (ii)   Due to a related party
                         YLPI   (Note 2)                       2,646,576        2,571,843
                                                               =========        =========
                  (iii)  Due to stockholders
                         Mr. Tang Yuxiang                         89,035            2,037
                         Mr. Qu Shuzhi                            16,330            2,037
                                                               ---------        ---------
                                                                 105,365            4,074
                                                               =========        =========


                  Note  1: The amounts due represent non-trade unsecured
                           advances which are interest-free and repayable on demand.

                  Note  2: Loans from YLPI amounting to US$2,540,160 and
                           US$2,552,256 as of December 31, 2003 and 2002
                           respectively represented loans borrowed from banks by YLPI on behalf of the Company.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not   Applicable

ITEM  8 FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's audited financial statements are filed in this annual report as
Item 18.

B.    SIGNIFICANT CHANGES

At a meeting of the Board of Directors held on April 3, 2003, the Board of Directors resolved to issue two additional shares for each common stock issued and outstanding, as a stock split, for no consideration, to its shareholders of record on April 13, 2003, effected on April 23, 2003.

The additional shares were of the same class of common stock outstanding, with the same rights and privileges and without change in the par value. Prior to the split, the Company had a total of 11,149,000 shares of common stock issued and outstanding. The stock split increased the total issued and outstanding shares to 33,447,000.

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

The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

CALENDAR YEAR                      YEAR AVERAGE
                                   (RMB PER US$)

   1999                              8.2785
   2000                              8.2784
   2001                              8.2772
   2002                              8.2672
   2003                              8.2672

E.    TAXATION

Yantai Dahua Paper is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

Yantai Dahua Paper is established and is carrying on business in the PRC and subject to the PRC enterprise income tax at a rate of 24%.

Deferred income tax of US$122,461 and US$293,553 has been provided to the Company for the period ended December 31, 2002 and the year ended December 31, 2003 respectively.

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

      SEE ITEM 8.B.

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


PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM  15 CONTROLS AND PROCEDURES

Based on their evaluation of the Company's internal disclosure controls and procedures completed on 15th June 2004, Mr. Tang Yuxiang, Chief Executive Officer, and Mr. Qu Shuzhi, Chief Financial Officer, have concluded that the Company's controls and procedures (as defined in Rule 13a -15 and Rule 15d-15(c) of the Securities Exchange Act of 1934) are adequate and effective on ensuring the accuracy and intensity of the information in this annual report. There have not been any significant changes made in the Company's internal controls and procedure or any other factors that could significantly affect these controls.

See Items 99A and 99B for statements of management concerning the internal control over the Company's financial reporting.

ITEM  16.

A.    Audit committee financial expert

The Company does not have an audit committee financial expert serving on our board of directors other than Mr. Qu Shuzhi, the Deputy General Manager and Chief Financial Officer who is not independent. After the Company are successful in raising capital, the Company will seek to retain an independent audit committee financial expert. At present, there is no requirement for forming the audit committee but the Company will form the said committee upon further requirement from the change of law.

B.    Code of Ethics

The Company has not yet adopted a code of ethics that applies to its principal executive officer but is in the course of preparing such code.

C.    Principal Accountant Fees and Services

(a) Audit Fees The Company paid Moores Rowland Mazars for the last two years to audit our financials information according to the US GAAP. The aggregate amount paid for audit in the last two years is $88,000.

(b) Audit-Related Fees The Company did not pay any audit-related fees to its auditors in either of the last two fiscal years.

(c) Tax Fees The Company did not pay any tax fees to its auditors in either of the last two fiscal years.

(d) All Other Fees The Company did not pay any other fees to its auditors in either of the last two fiscal years.

(e)   Pre-approval policies and procedures

      On January 2, 2004 our board of directors adopted resolutions in accordance with the Sarbanes-Oxley Act of 2002 requiring pre-approval of all auditing services and all audit related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934, as amended to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of the Exchange Act. These resolutions authorized our independent auditor to perform audit services required in connection with the annual audit relating to the fiscal year ended December 31, 2003. Our board of directors also appointed and authorized Mr. Qu Shuzhi to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for us by our independent auditor, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

      The percentage of audit-related, tax and other services that were approved by the board of directors is zero.

(f) If percentage greater than 50%, disclose the percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persona other than the principal accountant's full-time, permanent employees.

D.    Exemptions from the Listing Standards for Audit Committees Not Applicable

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers Not Applicable

PART III

ITEM  17. FINANCIAL STATEMENTS

Not Applicable

ITEM  18. FINANCIAL STATEMENTS

                                                      PAGE NO.
                                                      --------

INDEPENDENT ACCOUNTANTS' REPORT                          26

CONSOLIDATED STATEMENTS OF OPERATIONS                    27

CONSOLIDATED BALANCE SHEETS                              28

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY           29

CONSOLIDATED STATEMENTS OF CASH FLOWS                    30

NOTES TO FINANCIAL STATEMENTS                            31

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
(A company incorporated in Belize)


We have audited the accompanying consolidated balance sheets of Yantai Dahua Holdings Company Limited and its subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with generally accepted accounting principles in the United States.

MOORES ROWLAND MAZARS
Chartered Accountants
Certified Public Accountants
Hong Kong

Date: June 29, 2004

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

================================================================================

                                                                                   February 1, 2002
                                                                                       (date of
                                                                                   incorporation) to
                                                            YEAR ENDED                December 31,
                                                            DECEMBER 31, 2003            2002
                                               NOTE           US$                        US$
OPERATING REVENUE
Sales of goods                                                11,954,095              3,469,026

COST OF SALES                                                 (8,758,307)            (2,345,510)
                                                             -----------           ------------
GROSS PROFIT                                                   3,195,788              1,123,516

OPERATING EXPENSES
Depreciation                                                  (1,005,337)               (11,248)
Handling and shipping costs                                     (407,935)               (85,956)
Selling, general and administrative expenses                    (818,601)              (560,177)
                                                             -----------           ------------
INCOME FROM OPERATIONS                                           963,915                466,135

NON-OPERATING INCOME
Sundry income                                                     21,148                 21,475
                                                             -----------           ------------

INCOME BEFORE INCOME TAXES                                       985,063                487,610

Provision for income taxes                       6              (321,135)              (147,907)
                                                             -----------           ------------
INCOME AFTER INCOME TAXES                                        663,928                339,703

MINORITY INTEREST IN INCOME OF SUBSIDIARY                        (99,608)               (50,953)
                                                             -----------           ------------

NET INCOME                                                       564,320                288,750
                                                             ===========           ============


EARNINGS PER SHARE
BASIC COMMON STOCK OUTSTANDING                                33,447,000             33,447,000
                                                             ===========           ============

BASIC NET INCOME PER COMMON STOCK                           US$0.02 CENTS          US$0.01 cents
                                                            =============          =============

The accompanying notes are an intregal part of these financial statements.
--------------------------------------------------------------------------------

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)

CONSOLIDATED BALANCE SHEET

================================================================================

                                                          As of December 31,
                                                       ------------------------
                                                         2003            2002
ASSETS                                        NOTE       US$             US$

CURRENT ASSETS
Cash and cash equivalents                               1,160,173        692,099
Accounts receivable, trade                              7,582,766      6,824,688
Prepayments and other receivables                         859,055      1,183,772
Inventories                                      7      2,091,333      1,662,073
Due from related parties                       10b        151,333        221,953
                                                       ----------     ----------
TOTAL CURRENT ASSETS                                   11,844,660     10,584,585
Property and equipment, net                      8     11,070,760      9,814,442
Construction in progress                                   40,710        142,109
                                                       ----------     ----------
TOTAL ASSETS                                           22,956,130     20,541,136
                                                       ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans                                 9      5,212,166      3,613,075
Accounts payable, trade                                 1,577,689      1,837,400
Accrued charges and other payables                      2,059,790      2,134,655
Due to a related party                         10b      2,646,576      2,571,843
Due to stockholders                            10b        105,365          4,074
Income tax payable                                         52,298         24,845
Deferred tax                                              475,779        229,574
                                                       ----------     ----------
TOTAL CURRENT LIABILITIES                              12,129,663     10,415,466
                                                       ----------     ----------
NON-CURRENT LIABILITIES
Deferred tax                                              135,142         87,793
                                                       ----------     ----------
MINORITY INTEREST IN SUBSIDIARY                         1,595,419      1,506,291
                                                       ----------     ----------

STOCKHOLDERS' EQUITY
Common stock, par value US$0.001 each;
      100,000,000 shares authorized
33,447,000 shares issued and outstanding        11         33,447         33,447
Additional paid-in capital                              8,209,389      8,209,389
Retained earnings                                         821,903        275,052
Statutory reserves                              12         31,167         13,698
                                                       ----------     ----------

TOTAL STOCKHOLDERS' EQUITY                              9,095,906      8,531,586
                                                       ----------     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             22,956,130     20,541,136
                                                       ==========     ==========

The accompanying notes are an intregal part of these financial statements.
--------------------------------------------------------------------------------

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
================================================================================

                                         COMMON STOCK
                                     ---------------------
                                                              ADDITIONAL
                                       No. of                  PAID-IN       RETAINED     STATUTORY
                                       shares      Amount       CAPITAL      EARNINGS      RESERVES      TOTAL
                                                     US$          US$          US$           US$          US$

Balance as of February 1, 2002       33,447,000     33,447     8,209,389           --          --     8,242,836
Net income for the year                      --         --            --      288,750          --       288,750
Transfer to statutory reserves               --         --            --      (13,698)     13,698            --
                                     ----------     ------     ---------      -------      ------     ---------
Balances as of December 31, 2002     33,447,000     33,447     8,209,389      275,052      13,698     8,531,586
Net income for the year                      --         --            --      564,320          --       564,320
Transfer to statutory reserves               --         --            --      (17,469)     17,469            --
                                     ----------     ------     ---------      -------      ------     ---------
BALANCES AS OF DECEMBER 31, 2003     33,447,000     33,447     8,209,389      821,903      31,167     9,095,906
                                     ==========     ======     =========     ========      ======     =========

The accompanying notes are an intregal part of these financial statements.
--------------------------------------------------------------------------------

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

                                                                                                                 Period from
                                                                                                                February 1, 2002
                                                                                        YEAR ENDED                  (date of
                                                                                       DECEMBER 31,             incorporation) to
                                                                                               2003             December 31, 2002
                                                                                                US$                     US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                                  564,320                   288,750

Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                                       1,005,337                   129,548
       Exchange gain                                                                              -                       (17)
       Loss on disposal of property, plant and equipment                                     23,442                         -
       Minority interest                                                                     99,608                    50,953
       Provision for doubtful debts                                                         334,904                         -
Changes in working capital:
       Accounts receivable, trade                                                        (1,092,982)                  287,026
       Prepayments and other receivables                                                    324,717                  (443,238)
       Inventories                                                                         (429,260)                   61,619
       Due from related parties                                                              70,620                         -
       Accounts payable, trade                                                             (259,711)                 (305,329)
       Accrued charges and other payables                                                   116,667                    (7,289)
       Due to a related party                                                                74,733                  (113,338)
       Income tax                                                                           321,007                   146,979
                                                                                         ----------                  --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 1,153,402                    95,664
                                                                                         ----------                  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash flows from acquisition of subsidiary (Note 13)                                               -                   846,047
Purchases of property and equipment                                                      (2,019,511)                 (184,278)
Addition to construction in progress                                                       (366,199)                 (115,334)
                                                                                         ----------                  --------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES                                      (2,385,710)                  546,435
                                                                                         ----------                  --------
NET CASH FROM FINANCING ACTIVITIES:
Issue of stocks                                                                                   -                    50,000
Due to stockholders                                                                         101,291                         -
New bank loan                                                                             2,851,075                         -
Repayment of amount borrowed                                                             (1,251,984)                        -
                                                                                         ----------                  --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                                 1,700,382                    50,000
                                                                                         ----------                  --------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                   468,074                   692,099

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR                                          692,099                         -
                                                                                         ----------                  --------

CASH AND CASH EQUIVALENTS AT END OF THE YEAR                                              1,160,173                   692,099
                                                                                        ===========                  ========

The accompanying notes are an intregal part of these financial statements.
--------------------------------------------------------------------------------

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

      Yantai Dahua Holdings Company Limited ("YDHC") was incorporated in Belize on March 6, 1998 as a limited liability company. The former name of YDHC was Equity Finance Holding Corporation ("Equity Finance") which was changed to its existing name on February 18, 2003.

      Prior to the reorganization as described in Note 2 below on February 18, 2003 with Australia China Investment Limited ("ACIL"), a company incorporated under the International Business Companies Act of the British Virgin Islands ("BVI") on February 1, 2002, Equity Finance had been a management consulting company and marketer of management and financial consulting services offered principally to small businesses assisting them in accessing the U.S. capital markets for financing.

      After recapitalization, YDHC and its subsidiaries (collectively referred to as the "Company") are principally engaged in the manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc. The head office of its principal operating subsidiary is located at East of Muping City, Yantai, Shandong, the People's Republic of China (the "PRC").


2.    BASIS OF PRESENTATION

      Effective February 18, 2003, pursuant to an Agreement and Plan of Share Exchange dated January 10, 2003 ("Share Exchange Agreement"), Equity Finance merged with an operating entity, ACIL, resulting in the stockholders and management of ACIL having actual and effective control of Equity Finance.

      For accounting purposes, the transaction has been treated as a recapitalization of ACIL with Equity Finance being the legal survivor and ACIL being the accounting survivor and the operating entity. These transactions are considered as capital transactions in substance rather than business combinations. That is, the historical financial statements prior to February 18, 2003, are those of ACIL, even though they were labeled as those of Equity Finance (YDHC).

      The recapitalization transaction was effected by an exchange of stock under which the stockholders of ACIL, Mr. Tang Yuxiang and Mr. Qu Shuzhi exchanged all of the outstanding shares (824,283,600 shares) of ACIL for 6,000,000 new shares of Equity Finance and 3,000,000 existing shares from Equity Finance's stockholders.

      In the recapitalization, historical stockholders' equity of the accounting survivor, ACIL, prior to the merger was retroactively restated for the equivalent number of new shares issued (6,000,000 shares) in the merger with an offset to additional paid-in capital. Retained earnings of the accounting survivor, ACIL, is carried forward after the recapitalization. Operations since February 1, 2002 (being date of incorporation of ACIL) and up to the date of recapitalization are those of the accounting survivor, ACIL. Earnings per share for periods prior to the recapitalization are restated to reflect the equivalent number of shares. Upon completion of the transaction, the financial statements become those of the operating company, with adjustments to reflect the changes in equity structure and receipt of the assets / liabilities of the public shell, Equity Finance. Following the recapitalization, Equity Finance held 100% of the issued and outstanding shares of ACIL and Mr. Tang Yuxing and Mr. Qu Shuzhi became the principal stockholders of Equity Finance.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

3.    INVESTMENTS

      Details of the investments in subsidiaries other than ACIL are as follows:

      Yantai Dahua Paper Industry Limited ("YDPI") was established in the PRC on April 14, 1994 as a sino-foreign equity joint venture which was planned to operate for a term of 15 years until April 14, 2009.

      On June 28, 2002, Australia China Investment Pty Limited ("ACIP"), the then 26% equity owner of YDPI, and Yantai Longda Paper Industry Limited ("YLPI"), the then 74% equity owner of YDPI, entered into an agreement (the "Agreement") in which ACIP agreed to transfer its entire interest and YLPI agreed to transfer its 59% interest in YDPI to ACIL (the "Transfer"). The aggregate consideration of the Transfer is US$8,242,836 which represented 85% of net asset value of YDPI as of September 30, 2002. Upon completion of the transaction, ACIL and YLPI own 85% and 15% interest in YDPI respectively. On July 30, 2002, the Yantai Foreign Investment Bureau approved the above transfers of interest.

      On July 30, 2002, Yantai Foreign Investment Bureau also approved YDPI's application for the extension of operating period for an additional 15 years to 2024.


4.    BASIS OF PRESENTATION

      The financial statements have been presented in United States dollars (US$) and prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").


5.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      BASIS OF CONSOLIDATION
      The financial statements include the accounts of YDPI and its subsidiaries (see note 3) in which YDPI has a controlling financial interest. The results of operations of the subsidiary acquired during the period is included from the effective date of acquisition. All significant intercompany accounts and transactions have been eliminated.

      SUBSIDIARY
      A subsidiary is an affiliate controlled by YDPI directly, or indirectly through one or more intermediaries. The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stocks, by contract, or otherwise.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

5.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      REVENUE RECOGNITION
      Net sales represent the invoiced value of goods, net of value-added tax ("VAT") and returns. The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

      INCOME TAXES
      The Company did not carry on any business and did not maintain any branch office in the United States of America.

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

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================


5.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

      On consolidation, the financial statements of the subsidiaries are translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences arising on consolidation are recorded within equity. The amount of such translation adjustments were not significant for the period, no other comprehensive income was recognized.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

5.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      EARNINGS PER SHARE
      Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common stocks outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted average number of common stocks outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common stocks had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common stocks. There were no dilutive securities outstanding during the period.

      USES OF ESTIMATES
      The preparation of the Company's financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

      ALLOWANCE FOR DOUBTFUL ACCOUNTS
      The Company provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$612,033 and US$277,129 as of December 31, 2003 and 2002 respectively.

      SEGMENT INFORMATION
      Operating segments are defined as components of a company about which separated financial information is available that is evaluated regularly by the operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in a single business segment of manufacturing and selling of paper products which are sold in the PRC. There are no reportable business or geographical segments identified and no segment information is disclosed accordingly.

      RELATED PARTIES
      Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

      RECENTLY ISSUED ACCOUNTING STANDARDS
      There are no new accounting pronouncements for which adoption is expected to have a material effect on the Company's financial statements.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

6.    PROVISION FOR INCOME TAXES

      The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

      The subsidiary is established and is carrying on business in the PRC. The subsidiary is subject to the PRC enterprise income tax at a rate of 24%.

      Income tax expense is comprised of the following: Period from

                                                              February 1, 2002
                                                                (date of
                                                 YEAR ENDED   incorporation) to
                                                DECEMBER 31,    December 31,
                                                    2003            2002
                                                     US$            US$

Current tax                                         27,582        25,446
Deferred tax                                       293,553        122,461
                                                   -------        -------
Income tax expenses                                321,135        147,907
                                                   =======        =======

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:

                                                      %              %

 Statutory rate                                         24             24
 Non-deductible activities                               9              6
                                                   -------        -------
 Effective tax rate                                     33             30
                                                   =======        =======

Components of the Company's deferred tax liabilities are as follows:

                                                    AS OF DECEMBER 31,
                                                      2003           2002
                                                     US$             US$

 Deferred sales of goods                            60,909        36,032
 Depreciation                                      115,411        68,049
 Capitalized inventory costs                       399,356        202,389
 Others                                             35,245        10,897
                                                   -------        -------
                                                   610,921        317,367
                                                   =======        =======

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

7.    INVENTORIES

      Inventories comprise the following:

                                                                       As of December 31,
                                                                 ----------------------------
                                                                         2003          2002
                                                                          US$           US$

      Raw materials                                                  847,194        1,148,035
      Finished goods                                               1,244,139          514,038
                                                                 -----------      -----------

                                                                   2,091,333        1,662,073
                                                                 ===========      ===========

8.    PROPERTY AND EQUIPMENT

                                                                       As of December 31,
                                                                 ----------------------------
                                           Estimated useful
                                                lives
                                           ----------------          2003           2002
                                                Years                 US$            US$
      COST
          Buildings and fixtures                20-50             4,553,553        4,148,088
          Plant and machinery                   10-25            11,729,095        9,868,128
          Motor vehicles                          10                273,486          279,586
                                                                 ----------       ----------
                                                                 16,556,134       14,331,802

      ACCUMULATED DEPRECIATION                                   (5,485,374)      (4,517,360)
                                                                -----------      -----------

      PROPERTY AND EQUIPMENT, NET                                11,070,760        9,814,442
                                                                ===========      ===========

9.    BANKING FACILITIES

      The Group had various lines of credit under banking facilities as follows:


                                                                       As of December 31,
                                                                 ----------------------------
                                                                     2003             2002
                                                                     US$              US$
      FACILITIES GRANTED
      Committed credit lines                                       5,212,166        4,552,935
                                                                 ===========      ===========
      UTILIZED FACILITIES
      Committed credit lines                                       5,212,166        3,613,075
                                                                 ===========      ===========
      UNUTILIZED FACILITIES
      Committed credit lines                                              --          939,859
                                                                 ===========      ===========


      There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

9.    BANKING FACILITIES (CONTINUED)

      The Group had the following banking facilities:

                                                                                 As of December 31,
                                                                              ------------------------
                                                                                2003            2002
                                                                                US$             US$
      Collateralized by guarantee of a third party (note)                     2,066,000       759,629
      Collateralized by certain property and equipment of the Company and
          guarantee of a third party (note)                                   3,146,166     3,628,800
      Collateralized by certain property and equipment of the Company                --       164,506
                                                                              ---------     ---------
                                                                              5,212,166     4,552,935
                                                                              =========     =========

      Note: These guarantees are given by Yantai Yinhe Knitting Company Limited and YLPI separately.


10.   RELATED PARTY TRANSACTIONS

      (a)    Name and relationship of related parties              Existing relationships
                                                                      with the Company
            YLPI                                                 Joint venturer of a subsidiary
            Muping Iron Cover Manufacturing Factory (MIC)        Branch of YLPI
            Muping Paper Product Manufacturing Factory (MPP)     Branch of YLPI
            Muping Vegetable Processing Factory (MVP)            Branch of YLPI
            Mr. Tang Yuxiang                                     Stockholder / Director
            Mr. Qu Shuzhi                                        Stockholder / Director

      (b)    Related party transactions
                                            As of December 31,
                                          ---------------------
                                            2003          2002
                                            US$           US$
      (i)    Due from related parties
             MVP                           12,043        13,521
             MPP                           27,528        43,390
             MIC                          111,762       165,042
                                        ---------     ---------
                                          151,333       221,953
                                        =========     =========

      (ii)   Due to a related party
             YLPI   (Note 2)            2,646,576     2,571,843
                                        =========     =========


      (iii)  Due to stockholders
             Mr. Tang Yuxiang              89,035         2,037
             Mr. Qu Shuzhi                 16,330         2,037
                                        ---------     ---------

                                          105,365         4,074
                                        =========     =========

            Note  1: The amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

            Note  2: Loans from YLPI amounting to US$2,540,160 and US$2,552,256 as of December 31, 2003 and 2002 respectively represented loans borrowed from banks by YLPI on behalf of the Company.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

11.   COMMON STOCK

      As of December 31, 2003, the authorized share capital of YDHC is US$100,000 consisting of 100,000,000 shares of common stock, par value US$0.001 each.

      As described in Note 2 above, pursuant to the Share Exchange agreement, YDHC issued 6,000,000 shares of common stock, par value, US$0.001 each.

      By a resolution of the board of directors passed on April 3, 2003, YDHC issued two shares for each common stock issued and outstanding, as a stock split, for no consideration, to YDHC's stockholders. The additional shares would be of the same class of common stock outstanding. After the issuance of shares, the stock split of 11,149,000 shares increased the total issued and outstanding shares to 33,447,000 shares.


12.   STATUTORY RESERVES

      According to the Articles of Association of YDPI, income of the subsidiary is distributable to its joint venture partners after transfer to statutory reserves. Being a sino-foreign equity joint venture, the subsidiary is required to maintain a reserve fund, an enterprise development fund and a staff welfare and bonus fund as a percentage of profit after tax.

      Statutory reserves of the subsidiary include the reserve fund and the staff welfare and bonus fund. Pursuant to the Articles of Association of the subsidiary, the board of directors determines the percentage of appropriations to the reserve fund and the staff welfare and bonus fund. The reserve fund can be used to make good losses in previous years.

      The staff welfare and bonus fund, which is to be used for the welfare of the staff and workers of the subsidiary, is of a capital nature. The nature of enterprise development fund is set aside for the future development of the subsidiary.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

13.   SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

      Analysis of the net cash inflow in respect of the acquisitions during the period from February 1, 2002 (date of incorporation) to December 31, 2002:

                                                            US$
      Cash consideration (note 3)                       8,242,836
      Settled by advance from stockholders of ACIL     (8,242,836)
      Cash and cash equivalents acquired                  846,047
                                                       ----------
      Cash flows from acquisition of subsidiary           846,047
                                                       ==========

14.   RETIREMENT BENEFITS AND OTHER EMPLOYMENT BENEFITS

      As stipulated by the PRC rules and regulations, YDPI participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of the subsidiary are entitled to certain retirement benefits. The subsidiary is required to make contributions to a state sponsored retirement plan at approximately 20% of the basic amount which is within the range from US$57 to US$278 stipulated by the PRC government. The subsidiary determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees.

      The pension expense for the year ended December 31, 2003 and period ended December 31, 2002 was US$191,460 and US$40,620 respectively.

YANTAI DAHUA HOLDINGS COMPANY LIMITED
(Formerly Equity Finance Holding Corporation)
NOTES TO THE FINANCIAL STATEMENTS
================================================================================

15.   OPERATING RISK

(a)   Country risk
      Currently, revenues are derived from sale of paper products to customers in the PRC. The results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The management does not believe these risks to be significant. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

(b)   Credit risk
      Financial instruments consist principally of temporary cash investments and accounts receivable.The places its temporary cash investments with various financial institutions in the PRC. The management believes that no significant credit risk exists as these investments are placed principally with government-owned financial institutions in the PRC.The business activities and accounts receivable are principally with customers in PRC. Management believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations. No single customer accounted for greater than 10% of total revenue in the each year.

      The fair values of all of the financial instruments approximate their carrying values.

ITEM  19. EXHIBITS

The following financial statement are filed as part of this annual report on Form 20-F incorporated by reference to Item 18 of this report:

      Independent Auditors' Report

      Consolidated Statements of Operations for the period for year ended December 31, 2003

      Consolidated Balance Sheets at December 31, 2003

      Consolidated Statements of Stakeholders' Equity for year ended December 31, 2003

      Consolidated Statements of Cash Flows for year ended December 31, 2003


The following exhibits are filed as exhibits to this annual report on Form 20-F:

      1A    Memorandum of Association of Equity Finance Holding Corporation*

      1B    Articles of Association of Equity Finance Holding Corporation** --

      23    Consent of Moores Rowland Mazars, Chartered Accountants

      99A Certification of Tang Yuxiang Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      99B Certification of Qu Shuzhi Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      99C Certification of Tang Yuxiang Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      99D Certification of Qu Shuzhi Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE


The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report registration statement on its behalf


                                      YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED


                                         By:/s/ Tang Yuxiang
                                         Tang Yuxiang,
                                         Chairman and Chief Executive Officer

Date:  June 30, 2004


Name                     Title                                   Date


/s/ TANG Yuxiang
----------------
TANG Yuxiang             Chariman and                            June 30, 2004
                         Chief Executive Officer


/s/ QU Shuzhi
----------------
QU Shuzhi                Director and                            June 30, 2004
                         Chief Financial Officer


/s/ YU Shou Ping
----------------
YU Shou Ping             Director                                June 30, 2004