Form 20-F
period 2004-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2005-12-19
CIK 1064407

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

       |_| Registration statement pursuant to section 12(b) or (g) of the
                        Securities Exchange Act of 1934
                                       or
            |X| Annual report pursuant to section 13 or 15(d) of the
                         Securities Exchange act of 1934
                   For the fiscal year ended December 31, 2004
                                       or
          |_| Transition report pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934
         For the transition period from _____________ to _______________

Commission file number: 000-50184

                      YANTAI DAHUA HOLDINGS COMPANY LIMITED
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


              ----------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Belize
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

          East of Muping, Yantai, Shandong, People's Republic of China
                 -----------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares, $.001 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

The number of outstanding shares of common stock as at September 30, 2005 is 33,447,000.

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

|_| Item 17          |X| Item 18

                                TABLE OF CONTENTS

                                                                         Page No

Forward-looking Statements                                                     3

PART I

Item 1   Identity of Directors, Senior Management and Advisers                 3

Item 2   Offer Statistics and Expected Timetable                               3

Item 3   Key Information                                                       3

Item 4   Information on the Company                                            9

Item 5   Operating and Financial Review and Prospects                         12

Item 6   Directors, Senior Management and Employees                           15

Item 7   Major Shareholders and Related Party Transactions                    17

Item 8   Financial Information                                                18

Item 9   The Offering and Listing                                             18

Item 10  Additional Information                                               18

Item 11  Quantitative Information about Market Risk                           21

Item 12  Description of Securities Other than Equity Securities               21

PART II

Item 13  Defaults, Dividend Arrearages and Delinquencies                      21

Item 14  Material Modifications to the Rights of Security Holders
         and Use of Proceeds                                                  21

Item 15  Controls and Procedures                                              21

Item 16A Audit Committee financial expert                                     22

Item 16B Code of Ethics                                                       22

Item 16C Principal Accountant Fees and Services                               22

Item 16D Exemptions from the Listing Standards for Audit Committees           23

Item 16E Purchases of Equity Securities by the Issuer and Affiliated
         Purchasers                                                           23

PART III

Item 17  Financial Statements                                                 23

Item 18  Financial Statements                                                 23

Item 19  Exhibits                                                             57

Signature                                                                     58

Consent of Independent Auditor                                                59

Certification                                                                 60

(A) Pursuant to General Instructions E(b) of Form 20-F, this annual report includes the information specified in Parts I, II, III

(B) Pursuant to General Instructions E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18

FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS Not applicable, pursuant to Instructions to Item 1.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE Not applicable, pursuant to Instructions to Item 2.

ITEM 3 KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to the period ended December 31, 2002, the year ended December 31, 2003 and the year ended December 31, 2004 has been derived from our audited consolidated financial statements in December 31, 2003 and December 31, 2004 respectively. The financial data to the period ended December 31, 2002 is for reference only. The selected consolidated financial data for the period ended December 31, 2003 and December 31, 2004 should be read in conjunction with the Operating and Financial Review and Prospects under Item 5 and the Consolidated Financial Statements and Notes and Other Financial Information under Item 8, elsewhere in this annual report.

                                                                                      Period from
                                                                                      February 1,
                                                                                             2002
                                                                                         (date of
                                                                                    incorporation)
                                                   Year ended        Year ended                to
                                                 December 31,      December 31,      December 31,
Operations for the period                                2004              2003              2002
                                                          US$               US$               US$
Operating revenue
Sales of goods                                     11,012,646        11,954,095         3,469,026

Cost of sales                                      (9,647,787)       (8,758,307)       (2,345,510)
                                                -------------     -------------     -------------

Gross profit                                        1,364,859         3,195,788         1,123,516

Operating expenses                                   (657,381)
Depreciation                                          (46,924)          (45,996)               --
Handling and shipping costs                          (312,837)         (407,935)               --
Selling, general and administrative expenses       (6,083,399)       (1,312,727)               --
                                                -------------     -------------     -------------

(Loss) Income from operations                      (5,078,301)        1,429,130           466,135

Non-operating income (expenses)
Sundry income                                          43,552            21,148            21,475
Finance costs                                        (526,015)         (465,215)
                                                -------------     -------------     -------------

(Loss) Income before income taxes                  (5,560,764)          985,063           487,610

Provision for income taxes                            570,188          (321,135)         (147,907)
                                                -------------     -------------     -------------

(Loss) Income after income taxes                   (4,990,576)          663,928           339,703

Share of operating results from an associate               (3)               --                --

Minority interest                                     748,586           (99,608)          (50,953)
                                                -------------     -------------     -------------

Net (loss) income                                  (4,241,993)          564,320           288,750
                                                =============     =============     =============

(Loss) Earnings per share
Basic common stock outstanding                     33,447,000        33,447,000     11,149,000.00
                                                =============     =============     =============

Basic net (loss) income per common stock             (US$0.13)          US$0.02           US$0.01
                                                =============     =============     =============

                                                                As of December 31,
                                                         2004              2003              2002
ASSETS                                                    US$               US$               US$

Current assets                                      8,966,937        11,844,660        10,584,585
Non-current assets                                 10,126,008        11,111,470         9,956,551
                                                -------------     -------------     -------------

Total assets                                       19,092,945        22,956,130        20,541,136
                                                =============     =============     =============

LIABILITIES

Current liabilities                                13,392,199        12,129,663        10,415,466

Non-current liabilities
Deferred tax                                               --           135,142            87,793
                                                -------------     -------------     -------------

Total liabilities                                  13,392,199        12,264,805        10,503,259
                                                =============     =============     =============

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

B.    CAPITALIZATION AND INDEBTEDNESS
      Not Applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
      Not Applicable

D.    RISKS FACTORS

Stockholders and prospective stockholders should consider carefully the following risk factors that make an investment in the Company's shares speculative and of high risk.

LACK OF LIQUIDITY OR DIFFICULTY IN BUYING AND SELLING THE COMPANY'S SHARES, WHICH ARE CONSIDERED A "PENNY STOCK," AS DEFINED.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with trades in any stock defined as a "penny stock." The SEC's regulations generally define a penny stock to be an equity security that has a price of less than $5.00 per share, subject to certain exceptions. No exceptions are applicable to the Company. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. In addition, unless and until the securities of the Company are listed for trading on NASDAQ or the Company has $2 million in net tangible assets, trading in the Company's securities will be subject to Rule 15c2-6 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under the penny stock rules, broker-dealers who recommend such securities to persons other than institutional accredited investors (generally institutions with assets in excess of $5,000,000) must make a special written suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to sale and provide the purchaser with risk disclosure documents which identify certain risks associated with investing in penny stock and which describe the market as well as the purchaser's legal remedies. Further, the broker-dealer must also obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be consummated.

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

THE COMPANY'S DEPENDENCE ON KEY PERSONNEL.

The Company's ability to compete is largely dependent on the personal efforts and abilities of its senior management. The Company believes that the loss of the services of any of these executives could have a material adverse effect on the Company. In addition, the Company believes that its success is dependent on its ability to attract and retain additional qualified employees, and the failure to recruit and retain additional skilled personnel could have a materially adverse effect on the Company's financial condition and results of operations. The Company currently does not maintain key employee insurance on any of its employees.

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

EFFECT OF CHANGES IN BELIZE LAWS COULD NEGATIVELY IMPACT SHAREHOLDERS.

Because the Company is incorporated in Belize, it is subject to potential changes in Belize law. The effects of any change in Belize laws on the Company are unknown at this time, but such effects may be adverse to the Company's stockholders' best interests. These potential changes include changes in tax law, corporate law, political instability, economic collapse, and currency fluctuations.

INDEMNIFICATION OF OFFICERS AND DIRECTORS FOR SECURITIES LIABILITIES COULD CREATE LOSS OF RETURN ON INVESTMENT FOR STOCKHOLDERS.

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

Pursuant to the International Business Companies Act (the "Act") and Articles of Association of Yantai Dahua Holdings Company Limited (previously known as Equity Finance Holding Corporation), every director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect insofar as its provisions are not avoided by the Securities Act of 1933.

STOCKHOLDER LOSS MIGHT RESULT BECAUSE A U.S. CITIZEN WHO PURCHASES SHARES OF COMMON STOCK MAY HAVE DIFFICULTY IN ENFORCING HIS RIGHTS AGAINST THE COMPANY.

The Company is incorporated in Belize and engages in business in the People's Republic of China (`PRC"); its directors and officers and certain of its advisers are citizens and/or residents of the PRC. The Company engages in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in the PRC. The main assets of its subsidiaries are located outside the United States. As a result, it may be difficult for stockholders to initiate a lawsuit within the United States against the Company or its subsidiaries or these non-resident persons, or to enforce judgments in the United States against the Company or its subsidiaries or these persons that are obtained in a non-United States court. It also may be difficult for stockholders to enforce a judgment of a United States court or to succeed in a lawsuit in Belize or China on the assets of the Company's subsidiaries based only on the United States securities laws.

STOCKHOLDER RIGHTS MAY BE AT RISK AS A RESULT OF THE COMPANY'S ORGANIZING IN BELIZE.

In Belize, there is no established body of corporate law on which stockholders can rely for clarifying and protecting their rights. These rights differ materially from typical rights of investors in most U.S. companies. For example,
(1) stockholders do no have the right to approve mergers and sales of substantially all of the Company assets, and (2) dissenters' rights of appraisal do not exist by law.

POLITICAL AND ECONOMIC INSTABILITY IN THE PRC MAY RESULT IN LOSS TO THE COMPANY'S STOCKHOLDERS.

The Company is organized under the laws of Belize but engages in business in the PRC. Since 1979, the PRC adopted an open-door policy and the country is gradually shifting itself towards a more market-oriented economy. Such reforms have resulted in significant economic growth and social progress. Many of the reforms are unprecedented or experimental and will be refined and improved upon. The reforms over the past 25 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. We are operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous to us. However, there is no assurance that such reforms will benefit us immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on our business and operations in the future.

THE LEGAL AND REGULATORY FRAMEWORK OF THE PRC COULD CREATE LOSSES FOR THE COMPANY STOCKHOLDERS.

The National People's Congress, or its Standing Committee, is responsible for the passing of new laws of the PRC and any amendments thereto. The PRC legal system is based on written statutes. Court judgments are therefore not legally binding - although judges in subsequent cases will often make reference to them in forming their judgments. The interpretation of the PRC laws may be subject to policy changes reflecting the domestic, political and social developments at the time. Since 1979, to facilitate foreign investments and to meet the needs of Investors, the PRC government has been developing and modifying its economic systems by promulgating a series of economic related laws and regulations. As the legal system of the PRC keeps evolving, the promulgation of new legislation, the changes to existing laws and regulations and the precedence of national laws over local regulations may have negative impacts on foreign investors. Although throughout the past 25 years, the legal system of the PRC in general has been evolving in favor of foreign investors, there is no guarantee that the changes and modifications of laws and regulations in the future will be advantageous to foreign investors as in the past. Therefore uncertainty exists as to changes to and/or development of any PRC laws and regulations and of the legal system itself. There is no assurance that any change in and interpretation of the PRC laws and regulations in future will not have any adverse effect on our business and prospects.

THE CURRENCY OF OUR OPERATING SUBSIDIARY IS NOT FREELY CONVERTIBLE.

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

In view of the current economy of China, the control and review of the foreign exchange rate by the central government and the People's Bank of China has announced in July 2005 that Renminbi would be pegged to a basket of foreign currencies rather than being strictly tied to the U.S. dollar, therefore there is anticipated fluctuation with the possible currency risk of the Renminbi further inflated of around 2% from 2005 onwards.

WE DEPEND ON OUR SUBSIDIARIES' FACTORIES.

We have no direct business operations, other than through our ownership of our subsidiaries for the manufacturing and sales of paper principally for printing and writing in the PRC. Our results of operations and financial condition are currently solely dependent on our subsidiary's factories in the PRC. We currently maintain fire, casualty and theft insurance covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in the PRC. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not suffered from such material damage or loss to date.

COMPETITION.

The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. Yantai Dahua Paper is a leading paper manufacturer in Shandong, PRC. There are competitors in the industry that provide similar products and services to those which are provided by Yantai Dahua Paper. Yantai Dahua Paper's future success will depend to an extent upon its ability to remain competitive in the areas of service, quality, price, marketing, product development, service delivery, distribution and client processing. There can be no assurance that Yantai Dahua Paper will be able to compete successfully. Prices for the Yantai Dahua Paper's products are typically determined by market conditions. To remain competitive, the Company reviews and adjusts its pricing structure from time to time in response to such industry-wide price changes. To the extent that the Company may be obligated to adjust Yantai Dahua Paper's pricing policies to meet competition, the Company's financial performance may be adversely affected by its inability to reduce its costs in response to industry-wide price reductions or by its inability to increase its prices in response to increases in its costs and expenses.

LOSSES FROM RECENT OPERATIONS AND POOR FINANCIAL CONDITION.

After realizing net income in prior periods, we incurred a substantial net loss in the fiscal year ended December 31, 2004 as a result of increased costs of sales, a substantial increase in selling, general and administrative expenses and increased financing costs. As of December 31, 2004, we had a deficit in working capital of $4,425,262. See Items 5 and 8 elsewhere in this annual report for more complete financial information about the Company's financial condition and results of operation.

ITEM 4 INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Equity Finance Holding Corporation (Equity Finance), a Belize corporation, the predecessor of the Company, was a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses.

On February 18, 2003 Equity Finance announced the closing of an Agreement and Plan of Share Exchange dated January 10, 2003 pursuant to which it acquired Australia China Investments Limited ("Australia China"), a British Virgin Islands limited corporation incorporated on February 1, 2002, engaged, by and through a subsidiary, in the production and sale principally of printing and writing papers in the PRC. At closing, Equity Finance issued an aggregate of 6,000,000 shares and certain Equity Finance stockholders transferred 3,000,000 of their 4,634,100 shares to Tang Yuxiang and Qu Shuzhi, the Australia China stockholders , in exchange for all of the issued and outstanding Australia China shares.

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

Before June 28, 2002, Australia China Investment (a company incorporated in Australia) held 85% of the shares of a sino-foreign joint venture, Yantai Dahua Paper Industry Company Limited, a sino-foreign equity joint venture established on April 14, 1994 ("Yantai Dahua Paper").

Yantai Longda Paper Industry Company Limited, a company incorporated in the PRC, formerly known as "Muping Paper Manufacturer", an originally state-owned enterprise that is now a private company jointly owned by management and employees, is the PRC partner holding 15% of Yantai Dahua Paper.

Yantai Dahua Paper was an equity joint venture with an initial registered capital of Rmb38,177,000 and planned to operate for a term of 15 years until April 14, 2009.

Yantai Dahua Paper is principally engaged in manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc.

On June 28, 2002, Australia China Investment, Yantai Longda and Australia China entered into an agreement in which Australia China Investment agreed to transfer its entire interest and Yantai Longda agreed to transfer its interest in Yantai Dahua Paper to Australia China (the "Transfer"). The aggregate consideration of the Transfer was US$8,242,836 which represented 85% of net asset value of Yantai Dahua Paper as of September 30, 2002.

Upon completion of the transaction, Australia China and Yantai Longda owned 85% and 15% interests in Yantai Dahua Paper, respectively. On July 30, 2002, the Yantai Foreign Investment Bureau approved the above transfers of interest.

At a meeting held on April 3, 2003, the Board of Directors resolved to issue two additional shares for each common stock issued and outstanding, as a stock split, for no consideration, to its stockholders of record on April 13, 2003, to be effected on April 23, 2003. The additional shares would be of the same class of common stock outstanding, with the same right and privileges and without change in the par value. Prior to the split, the Company has a total of 11,149,000 shares of common stock issued and outstanding. The stock split increased the total issued and outstanding shares to 33,447,000.

B. BUSINESS OVERVIEW

The Company, through its subsidiary, is engaged in the manufacturing and sales of paper principally for printing and writing in the PRC. Yantai Dahua Paper is a leading paper manufacturer in Shandong, China and employs over 1,000 staff.

The Company's marketing teams distribute its products through six sales offices in different parts of the PRC to cater to its clientele of over 210 well-established publishing houses, printing companies and other state-owned material supplies companies.

The Company's production facilities are based at Yantai Dahua Paper, situated at Muping, Yantai City, Shandong Province. Yantai Dahua Paper's current production capacity is about 25,000 tons of paper per year.

The major types of paper products manufactured by Yantai Dahua Paper comprise of Printing Paper, Writing Paper, Computer Paper, and small quantities of other papers, including newsprint and a new paper product, namely Munkedal, made by wooden pulp paper.

For 2003 and 2004 a break down of the Company's sales of paper products is summarized as follows:

--------------------------------------------------------------------------------
Product Types                         In tons                    Percentage
                      ----------------------------------------------------------
                                 2003          2004           2003         2004
--------------------------------------------------------------------------------
Printing Paper                 17,356        12,948          82.2%        70.2%
--------------------------------------------------------------------------------
Writing Paper                     875         2,000           4.2%        10.8%
--------------------------------------------------------------------------------
Computer Paper                    284           500           1.3%         2.7%
--------------------------------------------------------------------------------
Wooden Pulp Paper               2,606         3,000          12.3%        16.3%
--------------------------------------------------------------------------------
Total                          21,121        18,448           100%         100%
--------------------------------------------------------------------------------

Sales of the Company's paper products are conducted by Yantai Dahua Paper's sales teams based at the head office in Muping and 6 representative offices located at Beijing, Shijiazhuang (capital city of Hebei Province), Guangzhou (capital city of Guangdong province), Lanzhou (capital city of Gansu Province), Shanghai and Hangzhou.

The Beijing and Shijiazhuang offices account for approximately 71% of the sales, Guangzhou 2%, Shanghai and Hangzhou 20%, and Lanzhou 7%. Each of the representative offices is manned by a Sales Manager and several full-time sales representatives.

With representative offices covering the capital city and major cities in northern, eastern, western and southern China, the Company has established a sales and distribution network serving an established customer base all over China.

In 2005, the Company has a list of more than 210 customers through out China. Of these, nine major customers account for about 50% of the yearly sales. These major customers include major publishers, printers, and state-owned enterprises and they are material to the Company's business and profitability. The loss of any one or more of these major customers would have a material adverse effect on the Company's results of operation.

The Company's sales in the second half of the year are usually higher than those in the first half of the year because the Company usually repairs the equipment during the Chinese New Year. The sales are affected by the drop in production because of the repairs.

Due to the environmental requirement, the Company has reduced purchase of wheat stalks because the treatment of wheat stalks caused pollution to the environment so the Company must stop to use wheat stalks. To produce its two major paper products for the Chinese market, the Company requires regular supplies of its raw materials from local suppliers. The major raw materials comprise: Wood pulp; and Chemicals, including sodium hydroxide and liquid chlorine.

Local suppliers supply most of the above raw materials, and the Company also brings in some wood pulp itself, because of its status as a sino-foreign joint venture.

The manufacturing of paper products also requires substantial amount of water, heat and electricity. At present, the Company supplies its own heat with its 35 metric tons boiler, which commenced operation in April 2001. The Company has built a new 3,000 kilo watt electricity generator within its site at Muping by using internally generated funds for the new generator. With this new facility, the Company is no longer dependent on the local grid to supply its electricity, and the Company expects to save on its electricity bill.

In 2005, there are more than 500 paper manufacturers in the PRC. Of these, about 200 have an annual production capacity of over 20,000 tons. In Shandong province alone, there are 78 paper manufacturers. Most of these manufacturers are state-owned enterprises. The principal competitive factors are brand name recognition, distribution capability, product quality and capability of mass production.

The paper manufacturing industry, because of the process of cleaning and bleaching of the pulp, does produce effluents which contaminate the environment and consume a great deal of water. In a country where water is a valuable resource, the PRC government is implementing stringent measures to protect the environment. A number of these paper plants that fail to meet the environmental standards have been and will be closed. Only those that comply with the environmental standards can continue to produce. The Company has complied with the said standards.

New associate company

On April 3, 2004, Australia China entered into an agreement with Yantai Longda to establish Yantai Longxiang Paper Industry Limited ("YLXP"), a sino-foreign equity joint venture with registered capital of US$2,491,200. Each of Australia China and Yantai Longda beneficially owns 25% and 75% equity interest, respectively, in YLXP and is classified as an associate of the Company.

C.    ORGANIZATIONAL STRUCTURE

                                              ----------------------
                                              |    The Company     |
                                              ----------------------
                                                       |     100%
                                                       |
      -------------------------               ----------------------
      |     Yantai Longda     |               |   Australia China  |
      -------------------------               ----------------------
          15%     |                                    |     85%
                  |                                    |
                  |                                    |
                  --------------------------------------
                                    |
                                    |
                            -------------------
                            |  Yantai         |
                            |  Dahua Paper    |
                            -------------------

D.    PROPERTY, PLANTS AND EQUIPMENT

Yantai Dahua Paper is situated at Muping East at a site close to the Yantai-Weihai Highway. The area of the site is about 110,000 square metres. On the site, the total built-up area is about 22,000 square metres. The built-up area includes pulp making facilities, 4 paper making plants, storage warehouse, administration block, boiler plant, electricity generation plant, effluent treatment plant, and other amenities.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

GENERAL -"Forward Looking Statements"

All statements contained herein that are not historical facts, such as statements regarding the Company's current business strategy and plans for future operations are "Forward-Looking Statements" based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, those described herein under "Risk Factors" under Item 3 and also include, among others:

      (1)   significant increases in competitive pressure in the paper industry;

      (2)   general global economic conditions;

      (3)   changes in the regulatory environment; and

      (4)   changes in the securities markets.

Therefore, the information set forth in such Forward-Looking Statements should be carefully considered when evaluating the business prospects of the Company.

FINANCIAL RESULTS

Fiscal year 2004 vs. Fiscal year 2003

The Company had a net loss of US$4,241,993 for the year ended December 31, 2004 compared with a net income of US$564,320 for the period ended December 31, 2003. The decrease in net income is principally due to (i) allowance for doubtful debts of US$1.3 million, made for accounts receivable balances aged over 2 years due to uncertainty of their recoverability, and (ii) a loss provision of US$3.3 million made for finished goods delivered to customers where invoices had not been issued because it is believed that the ultimate recoverability of these inventories is not certain.

The cash and bank balances decreased at December 31, 2004 because they are mainly being used in operations.

There was also increase in prepayments and other receivables. During 2004, there was a significant increase in trade deposits paid because the Company has changed its wooden pulp suppliers. The new suppliers requested the Company to place deposits. The total deposits paid as of December 31, 2004 were Rmb6.8 million (equivalent to US$0.8 million).

The pledged bank deposits are for a loan from a bank collateralized by the Company's deposits.

The decrease of the property and equipment was due to the fact that the Company had to abandon some wheat pulp equipments for environmental protection issues.

The other short-term loans represented mainly interest-free loans from staff.

The increase in short-term bank loans was due to the Company's repaying the loan from Yantai Longda by raising the new loan from bank.

The accounts payable increase was mainly because of the purchase of raw materials.

The increase in operating expenses was due to the considerable increase in the price of the raw materials, like coal, wooden pulp etc.

The increase in selling, general and administrative expenses was because (i) allowance for doubtful debts was made for accounts receivable balances aged over 2 years due to uncertainty of their recoverability, and (ii) a loss provision was made for finished goods delivered to customers where invoices had not been issued because it is believed that the ultimate recoverability of these inventories is not certain. Both of these were charged as expenses directly under the selling, general and administrative expenses.

Fiscal year 2003 vs. Fiscal year 2002

In 2003, the Company has a net income of US$564,320 for the year ended December 31, 2003 compared with a net income of US$288,750 for the period ended December 31, 2002. The increase in net income is due to the result for the period ended December 31, 2002 includes only the 3-month period of Yantai Dahua Paper as Australia China acquired Yantai Dahua Paper in October 2002. In fact, the net income of Yantai Dahua Paper, being the major operating subsidiary, has decreased during the year 2003. The decrease in the net income relates primarily to a decrease in sales of goods.

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

INFORMATION REGARDING SIGNIFICANT FINANCIAL FACTORS

Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company had audited operating revenue of US$11,012,646 with net loss and minority interest of US$4,241,993 for the year ended December 31, 2004.

The Company's primary sources of funding are (i) cash flow from operating activities, (ii) borrowings from credit agreements with various banks and (iii) loans from staff.

There are no material unused sources of liquidity. The Company is of the opinion that the working capital is sufficient for the Company's present requirement.

Information relating to the Company's cash flow and borrowings as at December 31, 2004 can also be found in the financial statements in Item 18 of this form.

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

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None/Not Applicable

G.    SAFE HARBOR

None/Not Applicable

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The Company's key management team consists of the following persons:

Mr. TANG Yuxiang, age 56, is Chairman & Chief Executive Officer of the Company. He has been working in the paper industry since 1984, when he was appointed as Party Secretary and then Plant Manager of Yantai Longda. Since the inception of Yantai Dahua Paper in 1994, he has been General Manager and Chairman of the Board of the joint venture. His previous experience includes 18 years experience in an agricultural machinery plant in Yantai Longda, where he was promoted to Deputy Plant Manager, a position he held from 1979 to 1982. He is a graduate of Shandong Agricultural Machinery Institute and is a Chinese government endorsed Senior Economist.

Mr. YU Shou Ping, age 57, is Director & Chief Operating Officer of the Company. He has been Deputy General Manager and Director of Yantai Dahua Paper since 1994. He is responsible for its manufacturing operations. He has been working in the paper industry since August 1984. He is a graduate of Shandong Muping Electricity University.

Mr. QIAO Xuezhou, age 42, is Director and Deputy General Manager of the Company. He joined Yantai Longda in 1980 and was promoted to Deputy Plant Manger in 1989. He is a graduate of Yantai University. To accommodate the market changes, Mr. Qiao has now taken other administrative roles.

Mr. WANG Xian, age 39, is Director and Deputy General Manager of the Company. He manages the sales and purchasing operations, including the six offices in the PRC since 2002. He joined Yantai Longda in 1984 and was promoted to Deputy Plant Officer and Plant Officer in 1988. He has been Deputy General Manager since 2000, in charge of production and raw materials. He is a graduate of Yantai University Professional Economic Management.

Ms. JIANG Min, age 42, is Director and Chief Engineer of the Company. She is responsible for its engineering, technical and quality operations. She joined Yantai Longda in 1982 and was appointed to her present position in 1994. She is a graduate of Shandong Technical College of Light Industry, majoring in pulp and paper manufacturing.

Mr. QU Shuzhi, age 44, is Director and Deputy General Manager & Chief Financial Officer of the Company. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001. He was appointed as Chief Financial Officer in December 2003. He is a graduate in Finance Management at the China Agricultural University.

Mr. YU Zhou, Independent Director, aged 47. He is working for an information technology company since 1996.

Mr. XIONG Shi Gui, Independent Director, aged 70. He was a law graduate in PRC in 1958. Since graduation, Mr. Xiong has been working for the Government in respect of education work. He is now working for Sincere College Shanghai as an Associate Dean.

Mr. QU Dongqing, age 40, has been Assistant to Mr. TANG Yuxiang since June 2000. He is responsible for Human Resources and General Administration. He joined Yantai Longda in 1980 as an officer of the trade union within Yantai Longda. From 1986 to 1996, he served as Manager, General Administration of Yantai Longda. From 1996 to 2000, he served as Plant Manager of an iron lid manufacturer branch of Yantai Longda.

B.    COMPENSATION

Compensation to Directors

For the years ended December 31, 2003 and 2004, there was no compensation paid by the Company to any director or to its directors as a group. In the year 2005, the Company has no plans to pay the directors any compensation. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

Compensation to Officers

For the Company, the salaries paid by the Company or its subsidiaries to the officers for the year ended December 31, 2004 are:

      ---------------------------------------------
      Name                          Annual Salary
      ---------------------------------------------
      TANG Yuxiang                  US$12,000
      ---------------------------------------------
      YU Shou Ping                  US$8,000
      ---------------------------------------------
      QIAO Xuezhou                  US$8,000
      ---------------------------------------------
      WANG Xi An                    US$8,000
      ---------------------------------------------
      JIANG Min                     US$8,000
      ---------------------------------------------
      QU Shuzhi                     US$8,000
      ---------------------------------------------
      YU Zhou                       US$8,000
      ---------------------------------------------
      XIONG Shi Gui                 US$8,000
      ---------------------------------------------
      QU Dongqing                   US$8,000
      ---------------------------------------------

C.    BOARD PRACTICES

The following persons serve as a member of the Company's Board of Directors:

Name                   Position                                   Director since
Mr. TANG Yuxiang       Chairman & Chief Executive Officer         March 2003
Mr. YU Shou Ping       Director & Chief Operating Officer         March 2003
Mr. QIAO Xuezhou       Director & Deputy General Manager          March 2003
Mr. WANG Xi An         Director & Deputy General Manager          February 2004
Ms. JIANG Min          Director & Chief Engineer                  March 2003
Mr. QU Shuzhi          Director & Chief Financial Officer         March 2003
Mr. YU Zhou            Independent Director                       March 2003
Mr. XIONG Shi Gui      Independent Director                       March 2003

Each director is elected to serve until the next annual meeting of shareholders and until his successor is elected. All officers serve at the discretion of the Board of Directors.

There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment. There is no audit or compensation committee of the Company's Board of Directors

D.    EMPLOYEES

The Company has 1,008 employees as of December 31, 2004. Management considers the relationship with employees to be excellent.

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

The Company's pension expense for the period ended December 31, 2003 and the year ended December 31, 2004 was US$191,460 and US$296,019 respectively.

E.    SHARE OWNERSHIP

The following table set forth the share ownership of the Company as at September 30, 2005:

Name                                 Shares         Percentage     Owned by
Magic Growth Investments Limited     18,000,000     53.82%         TANG Yuxiang
Success Channel Limited              3,000,000      8.97%          QU Shuzhi
Everwell Strategy Limited            3,000,000      8.97%          QU Dongqing

Tang Yuxiang is a director and shareholder of Magic Growth Investments Limited. Qu Shuzhi is a director and shareholder of Success Channel Limited. Qu Dongqing is a director and shareholder of Everwell Strategy Limited. Tang Yuxiang and Qu Shuzhi are directors of the Company. Qu Dongqing is not a director of the Company.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Please see Item 6E for share ownership information regarding our principal shareholders and directors.

B.    RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transaction with parties that have a relationship with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the Board of Directors and are subject to the approval of members of the Board of Directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions; related parties include our subsidiaries, investments accounted for under the equity method, members of our management and owners of a significant percentage of our common stock and their family members, and any other party that we significantly influence. In the opinion of management, the terms of the related party transactions are fair to the Company.

(a)   Name and relationship of related parties             Existing relationships with the Company
      Yantai Longda                                        Joint venturer of a subsidiary
      Muping Iron Cover Manufacturing Factory (MIC)        Branch of YLDP
      Muping Paper Product Manufacturing Factory (MPP)     Branch of YLDP
      Muping Vegetable Processing Factory (MVP)            Branch of YLDP
      Mr. Tang Yuxiang                                     Stockholder / Director
      Mr. Qu Shuzhi                                        Stockholder / Director
      Yantai Long Xiang Paper Industry Co. Ltd. (YLXP)     An associate of a subsidiary

(b)   Related party transactions

                                                              2004          2003
                                                               US$           US$
      (i)   Due from related parties (Note)
            MVP                                             12,285        12,043
            MPP                                             25,467        27,528
            MIC                                            164,932       111,762
                                                                       ---------

                                                           202,684       151,333
                                                         =========     =========

      (ii)  Due to a related party (Note)
            Yantai Longda                                1,193,253     2,646,576
                                                         =========     =========

      (iii) Due to stockholders (Note)
            Mr. Tang Yuxiang                               109,702        89,035
            Mr. Qu Shuzhi                                   17,958        16,330
                                                         ---------     ---------

                                                           127,660       105,365
                                                         =========     =========

      Note: The amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

C.    INTERESTS OF EXPERTS AND COUNSEL

None/Not Applicable

ITEM 8 FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's audited financial statements are filed in this annual report as
Item 18.

B.    SIGNIFICANT CHANGES

None/Not Applicable

ITEM 9 THE OFFER AND LISTING

There is no established trading market in the United States or elsewhere for shares of the Company's common stock and there has been no established trading market at any time.

ITEM 10 ADDITIONAL INFORMATION

A.    SHARE CAPITAL

See the balance sheet included in the financial statements for information about the share capital as of December 31, 2004.

See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

This information, contained in the by-laws of Equity Finance Holding Corporation and the Memorandum of Association and Articles of Association of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, 6 March 1998, is hereby incorporated by specific reference in this annual report to Exhibits 1 and 2 to the registration statement on Form 8-A12G dated February 20, 2003.

C.    MATERIAL CONTRACTS

None/Not applicable

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

At present, there are three foreign currencies tradable with the Renminbi at the
Center: US dollars, Japanese yen and Hong Kong dollars. The daily weighted average is published by the People's Bank of China as the middle rate for the ensuing business day; each bank may quote prices within the permitted floating limits of 0.15 per cent for US dollars and 1 per cent for Japanese yen and Hong Kong dollars.

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

The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

            CALENDAR YEAR                          YEAR AVERAGE
                                                   (RMB PER US$)

                 1999                                 8.2785
                 2000                                 8.2784
                 2001                                 8.2772
                 2002                                 8.2672
                 2003                                 8.2672
                 2004                                 8.2765

In view of the current economy of China, the control and review of the foreign exchange rate by the central government and the People's Bank of China has announced in July 2005 that Renminbi would be pegged to a basket of foreign currencies rather than being strictly tied to the U.S. dollar, therefore there is anticipated fluctuation with the possible currency risk of the Renminbi further inflated of around 2% from 2005 onwards.

E.    TAXATION

Yantai Dahua Paper is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates. The tax jurisdiction of the Company is National Tax Bureau of Yantai District, Shandong Province.

Yantai Dahua Paper is established and is carrying on business in the PRC and subject to the PRC enterprise income tax at a rate of 24%.

Deferred income tax of US$nil and US$293,553 has been provided to the Company for the period ended December 31, 2004, and the year ended December 31, 2003, respectively.

The Company is incorporated in Belize and the Belize tax laws are summarized as follows. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. The Company status is a resident company in Belize.

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

F.    DIVIDENDS AND PAYING AGENTS

The Company has not paid any dividends and does not expect to in the future, but rather to use any earnings in the growth and development of its business.

See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

G.    STATEMENT BY EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2004 included under Item 18 in this annual report have been audited by Messrs. Moores Rowland Mazars, Chartered Accountants and Certified Public Accountants of 34th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong to the extent indicated in their report thereon and have been included in this annual report given upon the authority of such firm as experts in accounting and auditing.

See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

H.    DOCUMENTS ON DISPLAY

See Item 18 and Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

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

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None/Not Applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None/Not Applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 CONTROLS AND PROCEDURES

Based on their evaluation of the Company's internal disclosure controls and procedures completed in June 2004, Mr. Tang Yuxiang, Chief Executive Officer, and Mr. Qu Shuzhi, Chief Financial Officer, have concluded that the Company's controls and procedures (as defined in Rule 13a -15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934) are adequate and effective in ensuring the adequacy and effectiveness of the information in this annual report. There have not been any significant changes made in the Company's internal controls and procedure or any other factors that could significantly affect these controls.

See Exhibits 99A and 99B for statements of management concerning the internal controls over the Company's financial reporting.

Note: The Company is a foreign private issuer that is not required to comply with the annual report on internal control over financial reporting under Item 15(b) or the attestation requirement under Item 15(c) until the first fiscal year ending on or after July 15, 2006.

ITEM 16A Audit Committee Financial Expert

The Company does not have an audit committee financial expert (as defined in Instruction (b) to Item 16A) serving on our board of directors other than Mr. Qu Shuzhi, the Deputy General Manager and Chief Financial Officer who is not "independent." If and when the Company is successful in raising capital, the Company will seek to retain an independent audit committee financial expert. At present, there is no requirement for forming an audit committee but the Company will form the committee upon further requirement from the change of law.

ITEM 16B Code of Ethics

The Company has not yet adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, but is in the course of preparing such code.

ITEM 16C Principal Accountant Fees and Services

(a)   Audit Fees

The Company paid Moores Rowland Mazars, the principal accountant for the audit of the Company's financial statement for the last two years, for professional services in connection with statutory and regulatory filings for those fiscal years, US$30,240 and US$31,450 in fiscal 2003 and fiscal 2004, respectively.

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

(e)   Pre-approval policies and procedures

The board of directors adopted resolutions in accordance with the Sarbanes-Oxley Act of 2002 requiring pre-approval of all auditing services and all audit-related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934 to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of that Act. These resolutions authorized our independent auditor to perform audit services required in connection with the annual audit relating to the fiscal year ended December 31, 2004. Our board of directors also appointed and authorized Mr. Qu Shuzhi, our Chief Financial Officer, to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for us by our independent auditor, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

Neither the board of directors nor Mr. Qu Shuzhi approved any audit-related, tax and other services.

(f)   Not applicable.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

ITEM 17 FINANCIAL STATEMENTS

Not Applicable

ITEM 18 FINANCIAL STATEMENTS

(a)   Years ended December 31, 2004 and 2003

                                                                        PAGE NO.
                                                                        --------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    24

CONSOLIDATED STATEMENTS OF OPERATIONS                                      25

CONSOLIDATED BALANCE SHEETS                                                26

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                             27

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      28

NOTES TO THE FINANCIAL STATEMENTS                                          29

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yantai Dahua Holdings Company Limited
(A company incorporated in Belize)

We have audited the accompanying consolidated balance sheets of Yantai Dahua Holdings Company Limited and its subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.


Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong

Date: December 8, 2005

Yantai Dahua Holdings Company Limited

Consolidated Statements of Operations
================================================================================

                                                                 Year ended December 31,
                                                               ---------------------------
                                                                      2004            2003
                                                       Note            US$             US$
Operating revenue
Sales of goods                                                  11,012,646      11,954,095

Cost of sales                                                   (9,647,787)     (8,758,307)
                                                               -----------     -----------

Gross profit                                                     1,364,859       3,195,788

Operating expenses
Depreciation                                                       (46,924)        (45,996)
Handling and shipping costs                                       (312,837)       (407,935)
Selling, general and administrative expenses                    (6,083,399)     (1,312,727)
                                                               -----------     -----------

(Loss) Income from operations                                   (5,078,301)      1,429,130

Non-operating income (expense)
Sundry income                                                       43,552          21,148
Finance costs                                                     (526,015)       (465,215)
                                                               -----------     -----------

(Loss) Income before income taxes                               (5,560,764)        985,063

Provision for income taxes                                4        570,188        (321,135)
                                                               -----------     -----------

(Loss) Income after income taxes                                (4,990,576)        663,928

Share of operating results from an associate                            (3)             --

Minority interest                                                  748,586         (99,608)
                                                               -----------     -----------

Net (loss) income                                               (4,241,993)        564,320
                                                               ===========     ===========

(Loss) Earnings per share
Basic common shares outstanding                                 33,447,000      33,447,000
                                                               ===========     ===========

Basic net (loss) income per common share                          (US$0.13)        US$0.02
                                                               ===========     ===========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited

Consolidated Balance Sheets
================================================================================

                                                                   As of December 31,
                                                               ---------------------------
                                                                      2004            2003
ASSETS                                                 Note            US$             US$
Current assets
Cash and cash equivalents                                          219,392       1,160,173
Accounts receivable, trade                                       5,216,076       7,582,766
Prepayments                                                         27,350         100,514
Others receivables                                               1,698,932         758,541
Inventories                                               5      1,300,103       2,091,333
Due from related parties                                 9b        202,684         151,333
Pledged bank deposits                                     8        302,400              --
                                                               -----------     -----------

Total current assets                                             8,966,937      11,844,660
Property and equipment, net                               6     10,126,008      11,070,760
Construction in progress                                                --          40,710
Interest in an associate                                                --              --
                                                               -----------     -----------

Total assets                                                    19,092,945      22,956,130
                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Other short-term loans                                    7      1,053,865              --
Short-term bank loans                                     8      5,835,110       5,212,166
Accounts payable, trade                                          2,047,842       1,577,689
Accrued charges                                                  1,263,185         811,527
Other payables                                                   1,715,902       1,248,263
Due to a related party                                   9b      1,193,253       2,646,576
Due to stockholders                                      9b        127,660         105,365
Due to an associate                                                 86,227              --
Income tax payable                                                  69,155          52,298
Deferred tax                                              4             --         475,779
                                                               -----------     -----------

Total current liabilities                                       13,392,199      12,129,663
                                                               -----------     -----------

Non-current liabilities
Deferred tax                                              4             --         135,142
                                                               -----------     -----------

Minority interest in subsidiary                                    846,833       1,595,419
                                                               -----------     -----------

Contingencies and commitments                            10

Stockholders' equity
Common stock, par value US$0.001;
 100,000,000 shares authorized
 33,447,000 shares issued and outstanding                           33,447          33,447
Additional paid-in capital                                       8,209,389       8,209,389
(Accumulated losses) Retained earnings                          (3,428,785)        821,903
Statutory reserves                                       11         39,862          31,167
                                                               -----------     -----------

Total stockholders' equity                                       4,853,913       9,095,906
                                                               -----------     -----------

Total liabilities and stockholders' equity                      19,092,945      22,956,130
                                                               ===========     ===========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited

Consolidated Statement of Stockholders' Equity
================================================================================

                                         Common stock
                                    ------------------------
                                                                                Retained
                                                                Additional      earnings
                                        No. of                     paid-in  (Accumulated      Statutory
                                        shares        Amount       capital          loss)      reserves         Total
                                                         US$           US$           US$            US$           US$
                                    ----------    ----------    ----------  ------------     ----------    ----------
Balance as of January 1, 2003       33,447,000        33,447     8,209,389       275,052         13,698     8,531,586

Net income for the year                     --            --            --       564,320             --       564,320

Transfer to statutory reserves              --            --            --       (17,469)        17,469            --
                                    ----------    ----------    ----------    ----------     ----------    ----------

Balances as of December 31, 2003    33,447,000        33,447     8,209,389       821,903         31,167     9,095,906

Net loss for the year                       --            --            --    (4,241,993)            --    (4,241,993)

Transfer to statutory reserves              --            --            --        (8,695)         8,695            --
                                    ----------    ----------    ----------    ----------     ----------    ----------

Balance as of December 31, 2004     33,447,000        33,447     8,209,389    (3,428,785)        39,862     4,853,913
                                    ==========    ==========    ==========    ==========     ==========    ==========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows
================================================================================

                                                                       Year ended December 31,
                                                                      -------------------------
                                                                            2004           2003
                                                                             US$            US$
Cash flows from operating activities:
Net (loss) income                                                     (4,241,993)       564,320

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
     Share of loss from an associate                                           3             --
     Depreciation                                                        994,987      1,005,337
     Provision for impairment loss of property, plant and
         equipment                                                        60,867             --
     Loss on disposal of property, plant and equipment                        --         23,442
     Minority interest                                                  (748,586)        99,608
     Provision for doubtful accounts                                   1,333,296        334,904
Changes in working capital:
     Accounts receivable, trade                                        1,033,394     (1,092,982)
     Other receivables                                                  (940,391)            --
     Prepayments                                                          73,164        324,717
     Inventories                                                         791,230       (429,260)
     Due from related parties                                            (51,351)        70,620
     Accounts payable, trade                                             470,153       (259,711)
     Other creditors                                                     467,639             --
     Accrued charges                                                     451,658        116,667
     Due to a related party                                           (1,453,323)        74,733
     Income tax                                                         (594,064)       321,007
                                                                      ----------     ----------

Net cash (used in) provided by operating activities                   (2,353,317)     1,153,402
                                                                      ----------     ----------

Cash flows from investing activities:
Purchases of property and equipment                                      (70,392)    (2,019,511)
Addition to construction in progress                                          --       (366,199)
                                                                      ----------     ----------

Net cash used in investing activities                                    (70,392)    (2,385,710)
                                                                      ----------     ----------

Net cash from financing activities:
Due to an associate                                                       86,224             --
Due to stockholders                                                       22,295        101,291
New bank loans                                                         1,832,543      2,851,075
New other loans                                                        1,053,865             --
Pledged bank deposits                                                   (302,400)            --
Repayment of amount borrowed                                          (1,209,600)    (1,251,984)
                                                                      ----------     ----------

Net cash provided by financing activities                              1,482,927      1,700,382
                                                                      ----------     ----------

Net (decrease) increase in cash and cash equivalents                    (940,781)       468,074

Cash and cash equivalents at the beginning of year                     1,160,173        692,099
                                                                      ----------     ----------

Cash and cash equivalents at end of year                                 219,392      1,160,173
                                                                      ==========     ==========

Supplemental disclosure information
Interest paid                                                            526,015        465,215
Income taxes paid                                                         23,876            129
                                                                      ==========     ==========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

      Yantai Dahua Holdings Company Limited ("YDHC") and its subsidiaries (collectively referred to as the "Company") are principally engaged in manufacturing and selling various paper products, including printing paper, writing paper and computer paper, etc. The head office of its principal operating subsidiary is located at East of Muping City, Yantai, Shandong, the People's Republic of China (the "PRC").

      Yantai Dahua Paper Industry Limited ("YDPI"), the Company's principal operating subsidiary, was established in the PRC on April 14, 1994 as a sino-foreign equity joint venture which was planned to operate for a term of 15 years until April 14, 2009. On July 30, 2002, Yantai Foreign Investment Bureau also approved YDPI's application for the extension of operating period for an additional 15 years to 2024. As of the balance sheet date, the Company owns an 85% equity interest in YDPI through its wholly owned subsidiary, Australia China Investment Limited ("ACIL"), a company incorporated in the British Virgin Islands.

      On April 3, 2004, ACIL entered into an agreement with Yantai Longda Paper Industry Limited ("YLDP") (see relationship in note 9(a) to the financial statements) to establish Yantai Longxiang Paper Industry Limited ("YLXP"), a sino-foreign equity joint venture with registered capital of US$2,491,200. ACIL and YLDP beneficially own 25% and 75% equity interest respectively in YLXP and is classified as an associate of the Company.

      YLXP was established on May 11, 2004 and plans to operate for a term of 20 years until May 10, 2024. As of December 31, 2004, the registered capital of YLXP was not fully paid-up by ACIL and YLDP.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting

      The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("USGAAP"). The measurement basis used in the preparation of the financial statements is historical cost.

      Principles of consolidation

      The consolidated financial statements include the financial information of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the year are consolidated from or up to the date of their effective date of acquisition or disposal respectively.

      All significant intercompany balances and transactions have been eliminated in consolidation.

      Subsidiary

      A subsidiary is an affiliate controlled by the Company directly, or indirectly through one or more intermediaries. The term control (including the terms controlling, controlled by and under common control with) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stocks, by contract, or otherwise.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Associate

      An associate is an enterprise in which the Company has significant influence but not control or joint control, over its management. The Company has significant influence in the financial and operating policy decisions.

      The interest in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Company's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case the investment is accounted for as trading securities or non-trading securities. The consolidated income statement reflects the Company's share of the post-acquisition results of the associate for the year, including any amortization of goodwill. When the Company's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

      Revenue recognition

      Net sales represent the invoiced value of goods, net of value-added tax ("VAT") and returns. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin Nos. 101 and 104, "Revenue Recognition in Financial Statements", when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred, the sales price is determinable, and collectibility is reasonably assured.

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

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Property and equipment and depreciation

      Property, plant and equipment are stated at cost less accumulated depreciation.

      The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the statement of operations. Improvements are capitalized and depreciated over their expected useful lives.

      The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognized as income or expense in the income statement.

      Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, at the annual rate per annum:

            Building and fixtures                          13-33 years
            Plant and machinery                            10-25 years
            Motor vehicles                                 10 years

      Impairment of long-lived assets

      Long-lived assets are reviewed at least annually for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment is measured as the difference between the carrying amount and fair value of the asset. Goodwill will not be allocated to long-lived assets when tested for impairment.

      Inventories

      Inventories are stated at the lower of cost or market. Cost, which comprises all costs of purchase and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Estimated losses on inventories represent reserves for obsolescence, excess quantities, irregular and slow moving inventory. The Company estimates the loss / write-down on the basis of its assessment of the inventory's net realized value based upon current market conditions and historical experience.

      Statement of cash flows

      Cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent only when it has a maturity of three months or less from its acquisition date.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Translation of foreign currency

      Subsidiaries maintain their accounting books and records in Renminbi ("RMB"). Foreign currency transactions during the year are translated to RMB at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at year end are translated at the approximate rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the consolidated statement of operations.

      On consolidation, the financial statements of the subsidiaries are translated into US$ using the closing rate method, whereby the balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The share capital and various reserves are translated at exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year.

      All exchange differences arising on consolidation are recorded within equity. Historically, foreign exchange transactions have not been material to the financial statements.

      (Loss) Earnings per share

      Basic (loss) earnings per share are computed by dividing (loss) income available to common stockholders by the weighted average number of common stocks outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted average number of common stocks outstanding is adjusted to include estimates of additional shares that would be issued if potentially dilutive common stocks had been issued. In addition, income available to common stockholders is adjusted to include any changes in income or loss that would result from the assumed issuance of the dilutive common stocks. There were no dilutive securities outstanding during the period.

      Uses of estimates

      The preparation of the financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual amounts could differ from those estimates. Estimates are used for, but not limited to, the accounting for certain items such as allowances for doubtful accounts, depreciation, taxes and contingencies.

      Allowance for doubtful accounts

      The Company provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$1,945,329 and US$612,033 as of December 31, 2004 and 2003 respectively. The charge for the years ended December 31, 2004 and 2003 of US$1,333,296 and US$334,904, respectively, are included in selling, general and administrative expenses.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

      New accounting pronouncements

      In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151 "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". This statement amends ARB No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and that fixed production overheads should be allocated to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005; however, earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS No. 151 should be applied prospectively. The Company believes that SFAS No. 151 will not have a significant impact on its financial statements when it is adopted.

      In July 2005, the FASB issued FSP No APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence". This pronouncement states that an investor's proportionate share of an investee's equity adjustments for other comprehensive income (OCI) should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. This guidance is effective as of the first reporting period beginning after July 12, 2005.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

4.    PROVISION FOR INCOME TAXES

      The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

      The operating subsidiary is established and is carrying on business in the PRC. It is subject to the PRC enterprise income tax at a rate of 24%.

      Income tax expense comprised the following:

                                                     Year ended December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$

      Current tax                                       40,733           27,582
      Deferred tax                                    (610,921)         293,553
                                                  ------------     ------------

      Income tax (benefit) expense                    (570,188)         321,135
                                                  ============     ============

      The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:

                                                             %                %

      Statutory rate                                        24               24
      Underprovision in respect of prior year                1               --
      Unrecognized timing difference                        (6)
      Non-deductible activities                             (7)               9
                                                  ------------     ------------

      Effective tax rate                                    10               33
                                                  ============     ============

      Components of the Company's deferred tax liabilities are as follows:

                                                       As of December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$

      Deferred sales of goods                          153,333           60,909
      Provision for inventory written off             (788,595)              --
      Depreciation                                      95,238          115,411
      Capitalized inventory costs                           --          399,356
      Others                                           403,638           35,245
      Valuation allowances                             136,386               --
                                                  ------------     ------------

                                                            --          610,921
                                                  ============     ============

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

4.    PROVISION FOR INCOME TAXES (CONTINUED)

                                                       As of December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$

      Current portion                                 (942,629)         475,779
      Non-current portion                              (54,048)         135,142
      Valuation allowances                             996,677               --
                                                  ------------     ------------

                                                            --          610,921
                                                  ============     ============

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

5.    INVENTORIES

      Inventories comprise the following:

                                                       As of December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$

      Raw materials                                    627,834          847,194
      Finished goods                                   672,269        1,244,139
                                                  ------------     ------------

                                                     1,300,103        2,091,333
                                                  ============     ============

      As of December 31, 2004, a loss provision of US$3,384,684 was made for finished goods delivered to customers where invoices had not been issued because it is believed that the ultimate recoverability of these inventories is not certain. The allowance was charged to the income statement and is included in selling, general and administrative expenses.

6.    PROPERTY AND EQUIPMENT

                                                       As of December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$

      Buildings and fixtures                         4,553,553        4,553,553
      Plant and machinery                           11,779,330       11,729,095
      Motor vehicles                                   273,486          273,486
                                                  ------------     ------------

                                                    16,606,369       16,556,134
      Less: Accumulated depreciation                (6,480,361)      (5,485,374)
                                                  ------------     ------------

      Property and equipment, net                   10,126,008       11,070,760
                                                  ============     ============

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

6.    PROPERTY AND EQUIPMENT (CONTINUED)

      In view of the abandonment of certain machines used in the manufacture of paper products due to environmental restrictions, management determined that there was no value for these machines and that an impairment loss of US$60,867 needed to be recognized for the plant and machinery carried on the balance sheet. This loss has been recognized as expense and included in the consolidated statements of operations.

7.    OTHER SHORT-TERM LOANS

      The balances represent loans from employees of the Company which are unsecured, interest-free and without fixed repayment terms.

8.    BANKING FACILITIES

      The Company had various lines of credit under banking facilities as follows:

                                                       As of December 31,
                                                  -----------------------------
                                                          2004             2003
                                                           US$              US$
      Facilities granted
      Committed credit lines                         6,058,886        5,212,166
                                                  ============     ============

      Utilized facilities
      Committed credit lines                         5,835,110        5,212,166
                                                  ============     ============

      Unutilized facilities
      Committed credit lines                           223,776               --
                                                  ============     ============

      There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

      The Company had the following banking facilities:

                                                                      As of December 31,
                                                                 ----------------------------
                                                                         2004            2003
                                                                          US$             US$
      Collateralized by trade receivables of the Company              725,760              --
      Collateralized by guarantee of a third party (note)           1,582,156       2,066,000
      Collateralized by certain property and equipment of the
          Company and guarantee of a third party (note)             3,146,170       3,146,166
      Collateralized by bank deposit of the Company                   604,800              --
                                                                 ------------    ------------

                                                                    6,058,886       5,212,166
                                                                 ============    ============

      Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

9.    RELATED PARTY TRANSACTIONS

      (a)   Name and relationship of related parties           Existing relationships with the Company
            YLDP                                               Joint venturer of a subsidiary and the associate
            Muping Iron Cover Manufacturing Factory (MIC)      Branch of YLDP
            Muping Paper Product Manufacturing Factory (MPP)   Branch of YLDP
            Muping Vegetable Processing Factory (MVP)          Branch of YLDP
            Mr. Tang Yuxiang                                   Stockholder / Director
            Mr. Qu Shuzhi                                      Stockholder / Director

      (b)   Summary of related party balances

                                                          As of December 31,
                                                     --------------------------
                                                            2004           2003
                                                             US$            US$
            (i)   Due from related parties
                  MVP                                     12,285         12,043
                  MPP                                     25,467         27,528
                  MIC                                    164,932        111,762
                                                     -----------    -----------

                                                         202,684        151,333
                                                     ===========    ===========

            (ii)  Due to a related party
                  YLDP                                 1,193,253      2,646,576
                                                     ===========    ===========

            (iii) Due to stockholders
                  Mr. Tang Yuxiang                       109,702         89,035
                  Mr. Qu Shuzhi                           17,958         16,330
                                                     -----------    -----------

                                                         127,660        105,365
                                                     ===========    ===========

            Note: All amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

9.    RELATED PARTY TRANSACTIONS (CONTINUED)

      (c)   Summary of related party transactions

                                                                                  Year ended December 31,
                                                                               ----------------------------
                                                                                       2004            2003
                                                                                        US$             US$
            (i)   Contract sum entered into in respect of acquisition of
                    plant and equipment on behalf of
                  YLDP                                                            1,867,679              --
                  YLXP                                                              351,435              --
                                                                               ============    ============

            (ii)  Deposits paid for acquisition of plant and equipment on behalf of
                  YLDP                                                            1,303,522              --
                  YLXP                                                              237,038              --
                                                                               ============    ============

10.   CONTINGENCIES AND COMMITMENTS

      (a) In prior years up to the recapitalization of ACIL in October 2002, YDPI had paid the PRC income tax at a basis of calculation which was not in compliance with the standard basis of calculation as stipulated by the Mainland China tax law. The PRC tax authority might charge the Company for any tax underpaid in this regard. However, the management of the Company considers the chance of this liability occurring is remote and no provision has been recognized accordingly. In addition, a shareholder of YDPI has indemnified the Company against any losses that would arise should the Company be assessed the unpaid tax liabilities.]

      (b) As disclosed in note 9(c) above, the Company has entered into contracts on behalf of YLDP and YLXP for the acquisition of plant and machinery. The Company, being the party to the contracts, would be obligated to settle the amounts to be arising from these contracts should YLDP or YLXP fail to comply with the terms thereof.

11.   STATUTORY RESERVES

      According to the Articles of Association of YDPI, its income is distributable to its joint venture partners after any required transfer to statutory reserves. Being a sino-foreign equity joint venture, YDPI is required to maintain a reserve fund, an enterprise development fund and a staff welfare and bonus fund.

      Statutory reserves include the reserve fund and the staff welfare and bonus fund. Pursuant to the Articles of Association, YDPI's board of directors determines the percentage of appropriations to the reserve fund and the staff welfare and bonus fund. The reserve fund can be used to make good losses in previous years. The staff welfare and bonus fund, which is to be used for the welfare of the staff and workers of YDPI, is of a capital nature.

      The nature of enterprise development fund is set aside for future development.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements
================================================================================

12.   RETIREMENT BENEFITS AND OTHER EMPLOYMENT BENEFITS

      As stipulated by the PRC rules and regulations, YDPI participates in a retirement plan for all employees. Pursuant to the plan, all retired employees of YDPI are entitled to certain retirement benefits. YDPI is required to make contributions to a state sponsored retirement plan at approximately 20% of the base amount which is within the range from US$57 to US$278 per employee as stipulated by the PRC government. YDPI determines the base amount with reference to the basic salary of its employees and has no further obligations for the actual payments of any post-retirement benefits. The state sponsored retirement plan is responsible for the entire pension obligations payable to the employees.

      The pension expense for the years ended December 31, 2004 and 2003 was US$197,395 and US$191,460 respectively.

13.   OPERATING RISK

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

            The Company places its temporary cash investments with various financial institutions in the PRC. The management believes that no significant credit risk exists as these investments are placed principally with financial institutions with fair reputation in the PRC.

            The business activities and accounts receivable are principally with customers in the PRC. Management assesses credit risks associated with accounts receivable critically on the basis as set out in note 3 to the financial statements. The management believes that no significant credit risk exists for the balance carried on the balance sheet. No single customer accounted for greater than 10% of total revenue in each year.

            The fair values of all of the financial instruments approximate their carrying values.

(b)   Years ended December 31, 2003 and 2002

                                                                        PAGE NO.
                                                                        --------

INDEPENDENT ACCOUNTANT'S REPORT                                            41

CONSOLIDATED STATEMENTS OF OPERATIONS                                      42

CONSOLIDATED BALANCE SHEET                                                 43

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                             44

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      45

NOTES TO THE FINANCIAL STATEMENTS                                          46

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


Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong

Date: June 29, 2004

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Consolidated Statements of Operations
================================================================================

                                                                                  Period from
                                                                                  February 1,
                                                                                         2002
                                                                                     (date of
                                                                                incorporation)
                                                                   Year ended              to
                                                                 December 31,    December 31,
                                                                         2003            2002
                                                       Note               US$             US$
Operating revenue
Sales of goods                                                     11,954,095       3,469,026

Cost of sales                                                      (8,758,307)     (2,345,510)
                                                                -------------   -------------

Gross profit                                                        3,195,788       1,123,516

Operating expenses
Depreciation                                                       (1,005,337)        (11,248)
Handling and shipping costs                                          (407,935)        (85,956)
Selling, general and administrative expenses                         (818,601)       (560,177)
                                                                -------------   -------------

Income from operations                                                963,915         466,135

Non-operating income
Sundry income                                                          21,148          21,475
                                                                -------------   -------------

Income before income taxes                                            985,063         487,610

Provision for income taxes                                6          (321,135)       (147,907)
                                                                -------------   -------------

Income after income taxes                                             663,928         339,703

Minority interest in income of subsidiary                             (99,608)        (50,953)
                                                                -------------   -------------

Net income                                                            564,320         288,750
                                                                =============   =============

Earnings per share
Basic common stock outstanding                                     33,447,000      33,447,000
                                                                =============   =============

Basic net income per common stock                               US$0.02 cents   US$0.01 cents
                                                                =============   =============

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Consolidated Balance Sheet
================================================================================

                                                                    As of December 31,
                                                                ---------------------------
                                                                       2003            2002
ASSETS                                                 Note             US$             US$
Current assets
Cash and cash equivalents                                         1,160,173         692,099
Accounts receivable, trade                                        7,582,766       6,824,688
Prepayments and other receivables                                   859,055       1,183,772
Inventories                                               7       2,091,333       1,662,073
Due from related parties                                10b         151,333         221,953
                                                                -----------     -----------

Total current assets                                             11,844,660      10,584,585
Property and equipment, net                               8      11,070,760       9,814,442
Construction in progress                                             40,710         142,109
                                                                -----------     -----------

Total assets                                                     22,956,130      20,541,136
                                                                ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term loans                                          9       5,212,166       3,613,075
Accounts payable, trade                                           1,577,689       1,837,400
Accrued charges and other payables                                2,059,790       2,134,655
Due to a related party                                  10b       2,646,576       2,571,843
Due to stockholders                                     10b         105,365           4,074
Income tax payable                                                   52,298          24,845
Deferred tax                                                        475,779         229,574
                                                                -----------     -----------

Total current liabilities                                        12,129,663      10,415,466
                                                                -----------     -----------

Non-current liabilities
Deferred tax                                                        135,142          87,793
                                                                -----------     -----------

Minority interest in subsidiary                                   1,595,419       1,506,291
                                                                -----------     -----------

Stockholders' equity
Common stock, par value US$0.001 each;
     100,000,000 shares authorized
     33,447,000 shares issued and outstanding                        33,447          33,447
Additional paid-in capital                                        8,209,389       8,209,389
Retained earnings                                                   821,903         275,052
Statutory reserves                                       12          31,167          13,698
                                                                -----------     -----------

Total stockholders' equity                                        9,095,906       8,531,586
                                                                -----------     -----------

Total liabilities and stockholders' equity                       22,956,130      20,541,136
                                                                ===========     ===========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Consolidated Statement of Stockholders' Equity
================================================================================

                                         Common stock
                                    ------------------------
                                                                Additional
                                        No. of                     paid-in      Retained      Statutory
                                        shares        Amount       capital      earnings       reserves         Total
                                                         US$           US$           US$            US$           US$
Balance as of February 1, 2002      33,447,000        33,447     8,209,389            --             --     8,242,836

Net income for the year                     --            --            --       288,750             --       288,750

Transfer to statutory reserves              --            --            --       (13,698)        13,698            --
                                    ----------    ----------    ----------    ----------     ----------    ----------

Balances as of December 31, 2002    33,447,000        33,447     8,209,389       275,052         13,698     8,531,586

Net income for the year                     --            --            --       564,320             --       564,320

Transfer to statutory reserves              --            --            --       (17,469)        17,469            --
                                    ----------    ----------    ----------    ----------     ----------    ----------

Balances as of December 31, 2003    33,447,000        33,447     8,209,389       821,903         31,167     9,095,906
                                    ==========    ==========    ==========    ==========     ==========    ==========

The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Consolidated Statements of Cash Flows
================================================================================

                                                                            Period from
                                                                            February 1,
                                                                                   2002
                                                                               (date of
                                                                          incorporation)
                                                            Year ended               to
                                                          December 31,     December 31,
                                                                  2003             2002
                                                                   US$              US$
Cash flows from operating activities:
Net income                                                     564,320          288,750

Adjustments to reconcile net income to net cash provided
  by operating activities:
      Depreciation                                           1,005,337          129,548
      Exchange gain                                                 --              (17)
      Loss on disposal of property, plant and equipment         23,442               --
      Minority interest                                         99,608           50,953
      Provision for doubtful debts                             334,904               --
Changes in working capital:
      Accounts receivable, trade                            (1,092,982)         287,026
      Prepayments and other receivables                        324,717         (443,238)
      Inventories                                             (429,260)          61,619
      Due from related parties                                  70,620               --
      Accounts payable, trade                                 (259,711)        (305,329)
      Accrued charges and other payables                       116,667           (7,289)
      Due to a related party                                    74,733         (113,338)
      Income tax                                               321,007          146,979
                                                            ----------       ----------

Net cash provided by operating activities                    1,153,402           95,664
                                                            ----------       ----------

Cash flows from investing activities:
Cash flows from acquisition of subsidiary (Note 13)                 --          846,047
Purchases of property and equipment                         (2,019,511)        (184,278)
Addition to construction in progress                          (366,199)        (115,334)
                                                            ----------       ----------

Net cash (used in) provided by investing activities         (2,385,710)         546,435
                                                            ----------       ----------

Net cash from financing activities:
Issue of stocks                                                     --           50,000
Due to stockholders                                            101,291               --
New bank loan                                                2,851,075               --
Repayment of amount borrowed                                (1,251,984)              --
                                                            ----------       ----------

Net cash provided by financing activities                    1,700,382           50,000
                                                            ----------       ----------

Net increase in cash and cash equivalents                      468,074          692,099

Cash and cash equivalents at the beginning of year             692,099               --
                                                            ----------       ----------

Cash and cash equivalents at end of the year                 1,160,173          692,099
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

      Income tax expense is comprised of the following:

                                                                    Period from
                                                                    February 1,
                                                                           2002
                                                                       (date of
                                                                  incorporation)
                                                    Year ended               to
                                                  December 31,     December 31,
                                                          2003             2002
                                                           US$              US$

      Current tax                                       27,582           25,446
      Deferred tax                                     293,553          122,461
                                                 -------------    -------------

      Income tax expenses                              321,135          147,907
                                                 =============    =============

      The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:

                                                               %              %

      Statutory rate                                          24             24
      Non-deductible activities                                9              6
                                                     -----------    -----------

      Effective tax rate                                      33             30
                                                     ===========    ===========

      Components of the Company's deferred tax liabilities are as follows:

                                                         As of December 31,
                                                     --------------------------
                                                            2003           2002
                                                             US$            US$

      Deferred sales of goods                             60,909         36,032
      Depreciation                                       115,411         68,049
      Capitalized inventory costs                        399,356        202,389
      Others                                              35,245         10,897
                                                     -----------    -----------

                                                         610,921        317,367
                                                     ===========    ===========

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Notes to the Financial Statements
================================================================================

7.    INVENTORIES

      Inventories comprise the following:

                                                          As of December 31,
                                                     --------------------------
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
                                                     ===========    ===========

8.    PROPERTY AND EQUIPMENT

                                                          As of December 31,
                                                     --------------------------
                                          Estimated
                                            useful
                                            lives
                                          ---------         2003           2002
                                            Years            US$            US$
      Cost
        Buildings and fixtures              20-50      4,553,553      4,148,088
        Plant and machinery                 10-25     11,729,095      9,868,128
        Motor vehicles                       10          273,486        279,586
                                                     -----------    -----------

                                                      16,556,134     14,331,802

      Accumulated depreciation                        (5,485,374)    (4,517,360)
                                                     -----------    -----------

      Property and equipment, net                     11,070,760      9,814,442
                                                     ===========    ===========

9.    BANKING FACILITIES

      The Group had various lines of credit under banking facilities as follows:

                                                          As of December 31,
                                                     --------------------------
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

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Notes to the Financial Statements
================================================================================

9.    BANKING FACILITIES (CONTINUED)

      The Group had the following banking facilities:

                                                                              As of December 31,
                                                                         --------------------------
                                                                                2003           2002
                                                                                 US$            US$
      Collateralized by guarantee of a third party (note)                  2,066,000        759,629
      Collateralized by certain property and equipment of the Company
         and guarantee of a third party (note)                             3,146,166      3,628,800
      Collateralized by certain property and equipment of the Company             --        164,506
                                                                         -----------    -----------

                                                                           5,212,166      4,552,935
                                                                         ===========    ===========

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

      (b)   Related party transactions

                                                          As of December 31,
                                                     --------------------------
                                                            2003           2002
                                                             US$            US$
            (i)   Due from related parties
                  MVP                                     12,043         13,521
                  MPP                                     27,528         43,390
                  MIC                                    111,762        165,042
                                                     -----------    -----------

                                                         151,333        221,953
                                                     ===========    ===========

Yantai Dahua Holdings Company Limited
(Formerly Equity Finance Holding Corporation)

Notes to the Financial Statements
================================================================================

10.   RELATED PARTY TRANSACTIONS (CONTINUED)

      (b)   Related party transactions (Continued)

                                                          As of December 31,
                                                     --------------------------
                                                            2003           2002
                                                             US$            US$
            (ii)  Due to a related party
                  YLPI (Note 2)                        2,646,576      2,571,843
                                                     ===========    ===========

            (iii) Due to stockholders
                  Mr. Tang Yuxiang                        89,035          2,037
                  Mr. Qu Shuzhi                           16,330          2,037
                                                     -----------    -----------

                                                         105,365          4,074
                                                     ===========    ===========

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

13.   SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

      Analysis of the net cash inflow in respect of the acquisitions during the period from February 1, 2002 (date of incorporation) to December 31, 2002:

                                                                            US$

      Cash consideration (note 3)                                     8,242,836
      Settled by advance from stockholders of ACIL                   (8,242,836)
      Cash and cash equivalents acquired                                846,047
                                                                    -----------

      Cash flows from acquisition of subsidiary                         846,047
                                                                    ===========

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

            The places its temporary cash investments with various financial institutions in the PRC. The management believes that no significant credit risk exists as these investments are placed principally with government-owned financial institutions in the PRC.

            The business activities and accounts receivable are principally with customers in PRC. Management believes that no significant credit risk exists as credit losses, when realized, have been within the range of management's expectations. No single customer accounted for greater than 10% of total revenue in the each year.

            The fair values of all of the financial instruments approximate their carrying values.

ITEM 19 EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

      1A Memorandum of Association of Yantai Dahua Holdings Company Limited (formerly known as Equity Finance Holding Corporation)

      1B Articles of Association of Yantai Dahua Holdings Company Limited (formerly known as Equity Finance Holding Corporation)

      23    Consent of Moores Rowland Mazars, Chartered Accountants

      99A Certification of Tang Yuxiang Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      99B Certification of Qu Shuzhi Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      99C Certification of Tang Yuxiang Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      99D Certification of Qu Shuzhi Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report registration statement on its behalf.

                      YANTAI DAHUA HOLDINGS COMPANY LIMITED


                              By: /s/ Tang Yuxiang
                                  ----------------
                              Tang Yuxiang, Chairman and Chief Executive Officer

Date: December 15, 2005

Name                         Title                             Date


/s/ TANG Yuxiang             Chairman and                      December 15, 2005
TANG Yuxiang                 Chief Executive Officer


/s/ QU Shuzhi                Director and                      December 15, 2005
QU Shuzhi                    Chief Financial Officer


/s/ YU Shou Ping             Director                          December 15, 2005
YU Shou Ping