Form 20-F
period 2006-03-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2006-07-14
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-50184

______________

Yantai Dahua Holdings Company Limited

(Exact Name of Registrant as Specified in Its Charter)

______________

Belize

(Jurisdiction of Incorporation or Organization)

East of Muping, Yantai, Shandong, People’s Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

Common Shares, par value US$0.001 each

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

_______________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005, 33,447,000 Common Shares, par value US$0.001 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant:    (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	5
PART I	5
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3 KEY INFORMATION	5
A. SELECTED FINANCIAL DATA	5
B. CAPITALIZATION AND INDEBTEDNESS	7
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D. RISK FACTORS	7
Lack Of Liquidity Or Difficulty In Buying and Selling The Company’s Shares, Which Are Considered A “Penny Stock,” As Defined.	7
The Company’s Dependence On Key Personnel	8
Dividend Policy	8
The Company’s Operating Results May Fluctuate Significantly	8
Effect Of Changes In Belize Laws Could Negatively Impact Shareholders	8
Indemnification Of Officers And Directors For Securities Liabilities Could Create Loss Of Return On Investment For Stockholders	8
Stockholder Loss Might Result Because A U.S Citizen Who Purchases Shares Of Common Stock May Have Difficulty Enforcing His Rights Against The Company	9
Stockholder Rights Might Be At Risk As A Result Of The Company’s Organizing In Belize	9
Political And Economical Instability In The PRC May Result In Loss To The Company’s Stockholders	9
The Legal And Regulatory Framework Of The PRC Could Create Losses For The Company Stockholders	10
The Currency Of Our Operating Subsidiary Is Not Freely Convertible	10
We Depend On Our Subsidiaries’ Factories	11
Competition	11
Losses From Recent Operations And Poor Financial Condition	11
ITEM 4 INFORMATION ON THE COMPANY	11
A. HISTORY AND DEVELOPMENT OF THE COMPANY	11
B. BUSINESS OVERVIEW	12
New Associate Company	13
C. ORGANIZATIONAL STRUCTURE	13
D. PROPERTY, PLANTS AND EQUIPMENT	14
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	14
A. OPERATING RESULTS	14
General- “Forward Looking Statements”	14
Financial Results	14
Fiscal Year 2005 vs. Fiscal Year 2004	14
Information Regarding Significant Financial Factors	15
B. LIQUIDITY AND CAPITAL RESOURCES	15
Cash Flow	15
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	15
D. TREND INFORMATION	15
Price	15
E. OFF-BALANCE SHEET ARRANGEMENTS	16
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	16
G. SAFE HARBOR	16
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	16
A. DIRECTORS AND SENIOR MANAGEMENT	16
B. COMPENSATION	17
Compensation To Directors	17
Compensation To Officers	17
C. BOARD PRACTICES	18
D. EMPLOYEES	18
E. SHARE OWNERSHIP	18
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	19
A. MAJOR SHAREHOLDERS	19
B. RELATED PARTY TRANSACTIONS	19

C. INTERESTS OF EXPERTS AND COUNSEL	19
ITEM 8 FINANCIAL INFORMATION	20
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	20
B. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	20
ITEM 9 THE OFFER AND LISTING	20
ITEM 10 ADDITIONAL INFORMATION	20
A. SHARE CAPITAL	20
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	20
C. MATERIAL CONTRACTS	20
D. EXCHANGE CONTROLS	21
E. TAXATION	21
F. DIVIDENDS AND PAYING AGENTS	22
G. STATEMENTS BY EXPERTS	22
H. DOCUMENTS ON DISPLAY	22
I. SUBSIDIARY INFORMATION	22
ITEM 11 QUANTITATIVE INFORMATION ABOUT MARKET RISK	23
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	23
PART II	23
ITEM 13 DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	23
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	23
ITEM 15 CONTROLS AND PROCEDURES	23
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT	23
ITEM 16B CODE OF ETHICS	24
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES	24
A. AUDIT FEES	24
B. AUDIT-RELATED FEES	24
C. TAX FEES	24
D. ALL OTHER FEES	24
E. PRE-APPROVAL POLICIES AND PROCEDURES	24
F. NOT APPLICABLE	24
PART III	25
ITEM 17 FINANCIAL STATEMENTS	25
ITEM 18 FINANCIAL STATEMENTS	25
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

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

ITEM 3   KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to the years ended December 31, 2003, 2004 and 2005 has been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Operating and Financial Review” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Operations for the period	Year ended December 31, 2005	Year ended December 31, 2004
	US$	US$

Operating revenue
Sales of goods	12,034,363	11,012,646

Cost of sales	(10,529,806)	(9,647,787)

Gross profit	1,504,557	1,364,859

Operating expenses
Depreciation	(50,604)	(46,924)
Handling and shipping costs	(340,236)	(312,837)
Selling, general and administrative expenses	(4,126,781)	(6,083,399)

(Loss) Income from operations	(3,013,064)	(5,078,301)

Non-operating income (expenses)
Sundry income	30,359	43,552
Finance costs	(593,381)	(526,015)

(Loss) Income before income taxes	(3,576,086)	(5,560,764)

Provision for income taxes	(10,590)	570,188

(Loss) Income after income taxes	(3,586,676)	(4,990,576)

Share of operating results from an associate	-	(3)

Minority interest	520,587	748,586

Net (loss) income	(3,066,089)	(4,241,993)

(Loss) Earnings per share Basic common stock outstanding	33,447,000	33,447,000

Basic net (loss) income per common stock	(US$0.09)	(US$0.13)

	As of December 31,
	2005	2004
ASSETS	US$	US$

Current assets	12,511,629	8,966,937
Non-current assets	9,711,191	10,126,008

Total assets	22,222,820	19,092,945

LIABILITIES

Current liabilities	19,998,253	13,392,199

Non-current liabilities
Deferred tax	-	-

Total liabilities	19,998,253	13,392,199

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

The Company's Dependence On Key Personnel

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

Dividend Policy

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

The Company's Operating Results May Fluctuate Significantly

The Company's operating results may be affected by a wide variety of factors that could materially adversely affect revenues and profitability, including: competitive pressures on selling prices; the timing of customer orders and the deferral or cancellation of orders previously received; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; market acceptance of the Company's and the Company's competitors' products; fulfilling backlog on a timely basis. As a result of the foregoing and other factors, from time to time we experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect the Company's business, financial condition and operating results.

Effect Of Changes In Belize Laws Could Negatively Impact Shareholders

Because the Company is incorporated in Belize, it is subject to potential changes in Belize law. The effects of any change in Belize laws on the Company are unknown at this time, but such effects may be adverse to the Company's stockholders' best interests. These potential changes include changes in tax law, corporate law, political instability, economic collapse, and currency fluctuations.

Indemnification Of Officers And Directors For Securities Liabilities Could Create Loss Of Return On Investment For Stockholders

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

Stockholder Loss Might Result Because A U.S. Citizen Who Purchases Shares Of Common Stock May Have Difficulty In Enforcing His Rights Against The Company

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

Stockholder Rights May Be At Risk As A Result Of The Company's Organizing In Belize

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

Political And Economic Instability In The PRC May Result In Loss To The Company's Stockholders

The Company is organized under the laws of Belize but engages in business in the PRC. Since 1979, the PRC adopted an open-door policy and the country gradually shifting itself towards a more market-oriented economy. Such reforms have resulted in significant economic growth and social progress. Many of the reforms are unprecedented or experimental and will be refined and improved upon.  The reforms over the past 25 years have significantly opened up the country's investment and business environment compared with the past, but as the economy is now at a transitional stage, a number of reforms are subject to further refinements and readjustments. We are operating on the assumption that, in the long term, such refinements and readjustments should in most cases improve the overall investment and business environment that would be advantageous to us.  However, there is no assurance that such reforms will benefit us immediately, and it is difficult to determine whether such reforms may have direct or indirect negative impacts on our business and operations in the future.

The Legal And Regulatory Framework Of The PRC Could Create Losses For The Company Stockholders

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

The Currency Of Our Operating Subsidiary Is Not Freely Convertible

The State Administration for Foreign Exchange ("SAFE"), under the authority of the People's Bank of China (the "PBOC"), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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

In view of the current economy of China, the control and review of the foreign exchange rate by the central government and the People's Bank of China has announced in July 2005 that Renminbi would be pegged to a basket of foreign currencies rather than being strictly tied to the U.S. dollar. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. Basically the international reaction the Renminbi revaluation has been positive, there is still significant international pressure on the PRC government to adopt an even more flexible currency policy, which might result in further appreciation of Renminbi .

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

Competition

The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. Yantai Dahua Paper is a leading paper manufacturer in Shandong, PRC. There are competitors in the industry that provide similar products and services to those which are provided by Yantai Dahua Paper. Yantai Dahua Paper's future success will depend to an extent upon its ability to remain competitive in the areas of service, quality, price, marketing, product development, service delivery, distribution and client processing. There can be no assurance that Yantai Dahua Paper will be able to compete successfully. Prices for the Yantai Dahua Paper's products and services are typically determined by market conditions. To remain competitive, the Company reviews and adjusts its pricing structure from time to time in response to such industry-wide price changes. To the extent that the Company may be obligated to adjust Yantai Dahua Paper's pricing policies to meet competition, the Company's financial performance may be adversely affected by its inability to reduce its costs in response to industry-wide price reductions or by its inability to increase its prices in response to increases in its costs and expenses

Losses From Recent Operations And Poor Financial Condition

We incurred substantial net loss in the fiscal years ended December 31, 2004 and 2005 as a result of increased costs of sales, high selling, general and administrative expenses and increased financing costs. As of December 31, 2005, we had a deficit in working capital of $7,486,624. See Items 5 and 8 elsewhere in this annual report for more complete financial information about the Company's financial condition and results of operation.

ITEM 4   INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Equity Finance Holding Corporation (Equity Finance), a Belize corporation, the predecessor of the Company, was a management consulting corporation and marketer of management and financial consulting services offered principally to small businesses.

On February 18, 2003 Equity Finance announced the closing of an Agreement and Plan of Share Exchange dated January 10, 2003 pursuant to which it acquired Australia China Investments Limited ("Australia China"), a British Virgin Islands limited corporation incorporated on February 1, 2002, engaged, by and through a subsidiary, in the production and sale principally of printing and writing papers in the PRC. In connection with the exchange, Equity Finance changed its name to Yantai Dahua Holdings Company Limited (OTC BB: YDHCF).

The Company’s subsidiary, Yantai Dahua Paper Industry Company Limited (“Yantai Dahua”), is a Sino-foreign joint venture established on April 14, 1994 and is 85% owned by Australia China. It has registered capital of Rmb38,177,000 and a joint venture term until 2024.

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

B.    BUSINESS OVERVIEW

The Company, through its subsidiary, is engaged in the manufacturing and sales of paper principally for printing and writing in the PRC. Yantai Dahua Paper is a one of the leading paper manufacturers in Shandong, China and employs about 1,000 staff.

The Company's production facilities are based at Yantai Dahua Paper, situated at Muping, Yantai City, Shandong Province. Yantai Dahua Paper's current production capacity is about 25,000 tons of paper per year.

The major types of paper products manufactured by Yantai Dahua Paper comprise of Printing Paper, Writing Paper, Computer Paper, and small quantities of other papers, including newsprint and a new paper product, namely Munkedal, made by wooden pulp paper.  In 2005, printing paper accounted for about 93% of the Company’s sales.

During 2005, the Company has sold about 19,739 tons of paper, a 7% increase as compared with 2004.

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

In 2005, the Company has a list of more than 230 customers throughout China. Of these, nine major customers account for about 50% of the yearly sales. These major customers include major publishers, printers, and state-owned enterprises and they are material to the Company's business and profitability. The loss of any one or more of these major customers would have a material adverse effect on the Company's results of operation.

The Company's sales in the second half of the year are usually higher than those in the first half of the year because the Company usually repairs the equipment during the Chinese New Year. The sales are affected by the drop in production because of the repairs.

Due to the environmental requirement, the Company has ceased the production of wheat stalk pulp and waste paper pulp in its plant.  At present, the Company purchases of its raw materials, i.e. wheat stalk pulp and wood pulp, from local suppliers.  It also imports some high-quality wood pulp from North America.

The manufacturing of paper products also requires substantial amount of water, heat and electricity. At present, the Company supplies its own heat with its 35 metric tons boiler, which commenced operation in April 2001. The Company has built in 2001 a new 3,000 kilowatt electricity generator within its site at Muping by using internally generated funds for the new generator. With this new facility, the Company is no longer dependent on the local grid to supply its electricity, and the Company expects to save on its electricity bill.

In 2005, there are more than 500 paper manufacturers in the PRC. Of these, about 200 have an annual production capacity of over 20,000 tons. In Shandong province alone, there are 78 paper manufacturers. The Company competes with them mainly in the aspects of brand name recognition, distribution capability, product quality and capability of mass production.

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

C.    ORGANIZATIONAL STRUCTURE

	The Company
	100%

Yantai Longda		Australia China
15%		85%

	Yantai Dahua Paper

D.    PROPERTY, PLANTS AND EQUIPMENT

Yantai Dahua Paper is situated at Muping East at a site close to the Yantai-Weihai Highway. The area of the site is about 110,000 square metres. On the site, the total built-up area is about 22,000 square metres. The built-up area includes 4 paper making plants, storage warehouse, administration block, boiler plant, electricity generation plant, effluent treatment plant, and other amenities.

There are 4 paper-making plants in Yantai Dahua Paper, with a total production capacity of 28,000 tons of paper per year. In each of these plants, there is one paper making machine. Three of the plants produce up to a maximum of 22,000 tons of paper with a width of 1.76 metres and one produces up to 6,000 tons of paper with a width of 1.575 metres.

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

Financial Results

Fiscal year 2005 vs. Fiscal year 2004

For the year ended December 31, 2005, the Company had a net loss of US$3,066,089 compared to a net loss of US$4,241,993 for the previous year.

Sales slightly increased from $11,012,646 in 2004 to $12,034,363 in 2005 whereas gross profit margin maintains at around 12.4%.

The decrease in loss is mainly due to our effort to improve control of operating expenses, including better control of sales team expenses, reduced repair & maintenance expenses, and less advertising and promotion expenses. Operating expenses also include the provision for doubtful accounts with amount of US$1,945,329

As the price of paper products remained at similar level, but our costs of production and expenses are very high, together with a large amount of provision of doubtful receivables, we suffered net loss of US$3,066,089 in 2005.

Starting from mid 2004, the Company has gradually ceased its pulp production operations and all of the pulp for making paper is purchased from third-party suppliers.  Prepayment increased from $27,350 to $1,083,231.  It includes mainly the deposits paid for the purchase of pulp.

For the purchase of pulp, accounts payable also increased from $2,047,842 to $8,019,588.   The use of third-party supply of pulp has also significant decreased the Company’s gross profit margin from 26.7% in 2003 to 12.4% in 2005.

The decrease of short term bank loan from $5,835,110 to $4,545,006 is due to the repayment of certain short term loans.

As at December 31, 2005, the Company has advances of $1,364,432 from its stockholders as working capital for the Company.

Information Regarding Significant Financial Factors

Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company had audited operating revenue of US$12,034,363 with net loss and minority interest of US$3,066,089 for the year ended December 31, 2005.

The Company's primary sources of funding are (i) cash flow from operating activities, (ii) borrowings from credit agreements with various banks and (iii) loans from staff and other third-parties.

There are no material unused sources of liquidity. The Company is of the opinion that the working capital is sufficient for the Company's present requirement.

Information relating to the Company's cash flow and borrowings as at December 31, 2005 can also be found in the financial statements in Item 18 of this form.

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

None/Not Applicable

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The Company's key management team consists of the following persons:

Mr. TANG Yuxiang, age 58, is Chairman & Chief Executive Officer of the Company. He has been working in the paper industry since 1984, when he was appointed as Party Secretary and then Plant Manager of Yantai Longda. Since the inception of Yantai Dahua Paper in 1994, he has been General Manager and Chairman of the Board of the joint venture. His previous experience includes 18 years experience in an agricultural machinery plant in Yantai Longda, where he was promoted to Deputy Plant Manager, a position he held from 1979 to 1982. He is a graduate of Shandong Agricultural Machinery Institute and is a Chinese government endorsed Senior Economist.

Mr. YU Shou Ping, age 59, is Director & Chief Operating Officer of the Company. He has been Deputy General Manager and Director of Yantai Dahua Paper since 1994. He is responsible for its manufacturing operations. He has been working in the paper industry since August 1984. He is a graduate of Shandong Muping Electricity University.

Mr. QIAO Xuezhou, age 44, is Director and Deputy General Manager of the Company. He joined Yantai Longda in 1980 and was promoted to Deputy Plant Manger in 1989.  He is a graduate of Yantai University. To accommodate the market changes, Mr. Qiao has now taken other administrative roles.

Mr. WANG Xian, age 41, is Director and Deputy General Manager of the Company. He manages the sales and purchasing operations, including the six offices in the PRC since 2002. He joined Yantai Longda in 1984 and was promoted to Deputy Plant Officer and Plant Officer in 1988. He has been Deputy General Manager since 2000, in charge of production and raw materials. He is a graduate of Yantai University Professional Economic Management.

Ms. JIANG Min, age 44, is Director and Chief Engineer of the Company. She is responsible for its engineering, technical and quality operations. She joined Yantai Longda in 1982 and was appointed to her present position in 1994. She is a graduate of Shandong Technical College of Light Industry, majoring in pulp and paper manufacturing.

Mr. QU Shuzhi, age 46, is Director and Deputy General Manager & Chief Financial Officer of the Company. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001. He was appointed as Chief Financial Officer in December 2003. He is a graduate in Finance Management at the China Agricultural University.

Mr. YU Zhou, Independent Director, aged 48. He is working for an information technology company since 1996.

Mr. XIONG Shi Gui, Independent Director, aged 71. He was a law graduate in PRC in 1958. Since graduation, Mr. Xiong has been working for the Government in respect of education work. He is now working for Sincere College Shanghai as an Associate Dean.

Mr. QU Dongqing, age 41, has been Assistant to Mr. TANG Yuxiang since June 2000. He is responsible for Human Resources and General Administration. He joined Yantai Longda in 1980 as an officer of the trade union within Yantai Longda.  From 1986 to 1996, he served as Manager, General Administration of Yantai Longda. From 1996 to 2000, he served as Plant Manager of an iron lid manufacturer branch of Yantai Longda.

B.    COMPENSATION

Compensation to Director

For the years ended December 31, 2004 and 2005, there was no compensation paid by the Company to any director or to its directors as a group. In the year 2005, the Company has no plans to pay the directors any compensation. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

Compensation to Officers

For the Company, the salaries paid by the Company or its subsidiaries to the officers for the year ended December 31, 2004 are:

Name	Annual Salary

TANG Yuxiang	US$6,241

YU Shou Ping	US$4,735

QIAO Xuezhou	nil

WANG Xi An	US$4,735

JIANG Min	US$4,735

QU Shuzhi	US$4,735

YU Zhou	nil

XIONG Shi Gui	nil

QU Dongqing	US$4,497

C.    BOARD PRACTICES

The following persons serve as a member of the Company's Board of Directors:

Name	Position	Director since
Mr. TANG Yuxiang	Chairman & Chief Executive Officer	March 2003
Mr. YU Shou Ping	Director & Chief Operating Officer	March 2003
Mr. QIAO Xuezhou	Director & Deputy General Manager	March 2003
Mr. WANG Xi An	Director & Deputy General Manager	February 2004
Ms. JIANG Min	Director & Chief Engineer	March 2003
Mr. QU Shuzhi	Director & Chief Financial Officer	March 2003
Mr. YU Zhou	Independent Director	March 2003
Mr. XIONG Shi Gui	Independent Director	March 2003

Each director is elected to serve until the next annual meeting of shareholders and until his successor is elected. All officers serve at the discretion of the Board of Directors.

There are no directors' service contracts with us or any of our subsidiaries providing for benefits pon termination of employment. There is no audit or compensation committee of the Company's Board of Directors

D.    EMPLOYEES

The Company has 1,008 employees as of December 31, 2005. Management considers the relationship with employees to be excellent.

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

The Company's pension expense for the period ended December 31, 2004 and the year ended December 31, 2005 was US$296,019 and US$198,566 respectively.

E.    SHARE OWNERSHIP

The following table set forth the share ownership of the Company as at JUNE 30, 2006

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

(a) Name and relationship of related parties	Existing relationships with the Company

Yantai Longda	Joint venturer of a subsidiary
Muping Iron Cover Manufacturing Factory (MIC)	Branch of YLDP
Muping Paper Product Manufacturing Factory (MPP)	Branch of YLDP
Muping Vegetable Processing Factory (MVP)	Branch of YLDP
Mr. Tang Yuxiang	Stockholder / Director
Mr. Qu Shuzhi	Stockholder / Director
Yantai Long Xiang Paper Industry Co. Ltd. (YLXP)	An associate of a subsidiary

	2005	2004
	US$	US$
(i) Due from related parties (Note )
MVP	12,523	12,285
MPP	25,961	25,467
MIC	168,129	164,932

	206,613	202,684

(ii) Due to a related party (Note)
Yantai Longda	422,582	1,193,253

(iii) Due to stockholders (Note)
Mr. Tang Yuxiang	113,080	109,702
Mr. Qu Shuzhi	1,251,352	17,958

	1,364,432	127,660

Note:

The amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

Apart from the above, the Company has not entered into any transactions with related parties.

C.    INTERESTS OF EXPERTS AND COUNSEL

None/Not Applicable

ITEM 8   FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements, together with the independent auditors’ report thereon of E. Randall Gruber, CPA, PC appear beginning on page F-1 of this report.

B.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In June 2006, the Company’s Board of Directors dismissed Moores Rowland Mazars as the independent auditors for the Company and appointed E. Randall Gruber, CPA, PC to serve as its new registered independent auditor.

The report of Moores Rowland Mazars on the financial statements of the Company as of and for the period from February 1, 2002 to December 2002 and for the fiscal years ended December 31, 2003 and 2004 did not contain an adverse opinion, or a disclaimer of opinion.  During the abovementioned periods, the Company did not have any disagreements with Moores Rowland Mazars, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moores Rowland Mazars, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

Prior to engaging E. Randall Gruber, CPA, PC, the Company had not consulted E. Randall Gruber, CPA, PC regarding the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements.

ITEM 9   THE OFFER AND LISTING

There is no established trading market in the United States or elsewhere for shares of the Company's common stock and there has been no established trading market at any time.

ITEM 10   ADDITIONAL INFORMATION

A.    SHARE CAPITAL

See the balance sheet included in the financial statements for information about the share capital as of December 31, 2005.

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

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.    TAXATION

Yantai Dahua Paper is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates. The tax jurisdiction of the Company is National Tax Bureau of Yantai District, Shandong Province.

Yantai Dahua Paper is established and is carrying on business in the PRC and subject to the PRC enterprise income tax at a rate of 24%.

As the Company has encountered losses for both 2004 and 2005, it records no deferred tax liabilities at both December 31, 2004 and 2005.

The Company is incorporated in Belize and the Belize’ tax laws are summarized as follows. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. The Company status is a resident company in Belize.

Corporate income tax is charged on net profits, as adjusted for tax purposes.  Net profits comprise the aggregate amount of net income derived from conducting business in British Virgin Islands. Inventory valuation is not specifically addressed in income tax law and, in any event, is inapplicable to the Company. Methods that conform to generally accepted accounting principles may be used as long as they are consistently applied. Dividends are taxable in the hands of recipients, the cash amount of the dividends paid being grossed up by the amount of corporate income tax paid by the distributing company, although the latter is liable only for corporate income tax and does not actually account to the tax authorities for any withholding. Some dividends are not taxable on recipients, including those a paid to exempt entities and those paid under specified tax incentives.

F.    DIVIDENDS AND PAYING AGENTS

The Company has not paid any dividends and does not expect to in the future, but rather to use any earnings in the growth and development of its business.

See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

G.    STATEMENT BY EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2005 included under Item 18 in this annual report have been audited by E. Randall Gruber, CPA, PC to the extent indicated in their report thereon and have been included in this annual report given upon the authority of such firm as experts in accounting and auditing.

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

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None/Not Applicable.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

Based on their evaluation of the Company's internal disclosure controls and procedures completed in December 2005, Mr. Tang Yuxiang, Chief Executive Officer, and Mr. Qu Shuzhi, Chief Financial Officer, have concluded that the Company's controls and procedures (as defined in Rule 13a -15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934) are adequate and effective in ensuring the adequacy and effectiveness of the information in this annual report. There have not been any significant changes made in the Company's internal controls and procedure or any other factors that could significantly affect these controls.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

(A)  AUDIT FEES

For fiscal year ended December 31, 2004, the Company paid US$31,450 to Moores Rowland Mazars, the principal accountant for the audit of the Company's financial statement and for professional services in connection with statutory and regulatory filings.

For fiscal year ended December 31, 2005, the Company paid US$45,000 to E. Randall Gruber, CPA, PC, the principal accountant for the audit of the Company's financial statement and for professional services in connection with statutory and regulatory filings.

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

(E)   PRE-APPROVAL POLICIES AND PROCEDURES

The board of directors adopted resolutions in accordance with the Sarbanes-Oxley Act of 2002 requiring pre-approval of all auditing services and all audit-related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934 to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of that Act. These resolutions authorized our independent auditor to perform audit services required in connection with the annual audit relating to the fiscal year ended JUNE 30, 2006. Our board of directors also appointed and authorized Mr. Qu Shuzhi, our Chief Financial Officer, to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for us by our independent auditor, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

Neither the board of directors nor Mr. Qu Shuzhi approved any audit-related, tax and other services.

(F)  NOT APPLICABLE

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

Not Applicable

ITEM 18   FINANCIAL STATEMENTS

For Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yantai Dahua Holdings Company Limited

(A company incorporated in Belize)

We have audited the accompanying consolidated balance sheets of Yantai Dahua Holdings Company Limited and its subsidiaries (the "Company") as of December 31, 2005 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

/s/ E. Randall Gruber CPA, PC

E. Randall Gruber

Chartered Accountants

Certified Public Accountants

Dated: July 15, 2006

Yantai Dahua Holdings Company Limited

Consolidated Statements of Operations

_______________________________________________________________________________________________

		Year ended December 31,

		2005	2004
	Note	US$	US$

Operating revenue
Sales of goods		12,034,363	11,012,646
Cost of sales		(10,529,806)	(9,647,787)

Gross profit		1,504,557	1,364,859
Operating expenses
Depreciation		(50,604)	(46,924)
Handling and shipping costs		(340,236)	(312,837)
Selling, general and administrative expenses		(4,126,781)	(6,083,399)

Loss from operations		(3,013,064)	(5,078,301)
Non-operating income (expense)
Sundry income		30,359	43,552
Finance costs		(593,381)	(526,015)

Loss before income taxes		(3,576,086)	(5,560,764)
Provision for income taxes	3	(10,590)	570,188

Loss after income taxes		(3,586,676)	(4,990,576)
Share of operating results from an associate		--	(3)
Minority interest		520,587	748,586
Net loss		(3,066,089)	(4,241,993)

(Loss) Earnings per share Basic common shares outstanding		33,447,000	33,447,000

Basic net (loss) income per common share		(US$0.09)	(US$0.13)

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Balance Sheets

______________________________________________________________________________________________

	As of December 31,
		2005	2004
ASSETS	Note	US$	US$
Current assets
Cash and cash equivalents		227,776	219,392
Accounts receivable, trade		5,746,522	5,216,076
Prepayments		1,083,231	27,350
Others receivables		871,895	1,698,932
Inventories	4	3,956,357	1,300,103
Due from related parties	8b	206,613	202,684
Pledged bank deposits	7	419,235	302,400

Total current assets		12,511,629	8,966,937
Property and equipment, net	5	9,711,191	10,126,008

Total assets		22,222,820	19,092,945

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Other short-term loans	6	1,357,275	1,053,865
Short-term bank loans	7	4,545,006	5,835,110
Accounts payable, trade		8,019,588	2,047,842
Accrued charges		1,826,589	1,263,185
Other payables		2,367,183	1,715,902
Due to a related party	8b	422,582	1,193,253
Due to stockholders	8b	1,364,432	127,660
Due to an associate		87,899	86,227
Income tax payable		7,699	69,155
Deferred tax	3	--	--

Total current liabilities		19,998,253	13,392,199

Non-current liabilities		-	-

Minority interest in subsidiary		342,660	846,833

Contingencies and commitments	9	-	-

Stockholders' equity
Common stock, par value US$0.001;
100,000,000 shares authorized 33,447,000 shares issued and outstanding		33,447	33,447
Additional paid-in capital		8,368,511	8,209,389
Accumulated losses		(6,494,874)	(3,428,785)
Statutory reserves	10	40,634	39,862
Accumulated other comprehensive loss		(65,811)	--

Total stockholders' equity		1,881,907	4,853,913

Total liabilities and stockholders' equity		22,222,820	19,092,945

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statement of Stockholders' Equity

_________________________________________________________________________________________________

	Common stock
	No. of shares	Amount US$	Additional paid-in capital US$	Accumulated loss US$	Statutory reserves US$	Accumulated Other comprehensive loss US$	Total US$

Balance as of January 1, 2004	33,447,000	33,447	8,209,389	(3,428,785)	39,862	--	4,853,913
Net loss for the year	--	--	--	(3,066,089)	--	--	(3,066,089)
Change of exchange rate	--	--	159,122	--	772	(65,811)	94,083

Balances as of December 31, 2005	33,447,000	33,447	8,368,511	(6,494,874)	40,634	(65,811)	1,881,907

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows

_________________________________________________________________________________________

	Year ended December 31,
	2005	2004
	US$	US$
Cash flows from operating activities: Net (loss) income	(3,066,089)	(4,241,993)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share of loss from an associate	--	3
Depreciation	994,987	994,987
Provision for impairment loss of property, plant and equipment	--	60,867
Minority interest	(504,173)	(748,586)
Provision for doubtful accounts	1,577,758	1,333,296
Changes in working capital:
Accounts receivable, trade	(2,108,204)	1,033,394
Other receivables	827,037	(940,391)
Prepayments	(1,055,881)	73,164
Inventories	(2,656,254)	791,230
Due from related parties	(3,930)	(51,351)
Accounts payable, trade	5,971,746	470,153
Other creditors	651,281	467,639
Accrued charges	563,404	451,658
Due to a related party	(770,671)	(1,453,323)
Income tax	(61,455)	(594,064)

Net cash (used in) provided by operating activities	359,556	(2,353,317)

Cash flows from investing activities:
Purchases of property and equipment	(580,170)	(70,392)
Addition to construction in progress	--	--

Net cash used in investing activities	(580,170)	(70,392)

Net cash from financing activities:
Due to an associate	1,672	86,224
Due to stockholders	1,236,772	22,295
New bank loans	(2,520,896)	1,832,543
New other loans	303,410	1,053,865
Pledged bank deposits	(116,835)	(302,400)
Repayment of amount borrowed	1,230,792	(1,209,600)

Net cash provided by financing activities	134,915	1,482,927

Cumulative translation adjustments	94,083	--

Net (decrease) increase in cash and cash equivalents	8,384	(940,781)
Cash and cash equivalents at the beginning of year	219,392	1,160,173

Cash and cash equivalents at end of year	227,776	219,392

Supplemental disclosure information
Interest paid	567,870	526,015
Income taxes paid	--	23,876

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Yantai Dahua Holdings Company Limited ("YDHC") and its subsidiaries (collectively referred to as the "Company") are principally engaged in manufacturing and selling various paper products, including printing, writing paper and computer paper, etc. The head office of its operating subsidiary is located at East of Muping City, Yantai, Shandong, the People's Republic of China (the "PRC").

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

YLXP was established on May 11, 2004 and plans to operate for a term of 20 years until May 10, 2024. As of December 31, 2005, the registered capital of YLXP was not fully paid-up by ACIL and YLDP.

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

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The gain or loss arising from the retirement or disposal of property, and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognized as income or expense in the income statement.

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

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

All exchange differences arising on consolidation are recorded within. Historically, foreign exchange transactions have not been material to the financial statements.

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

      Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of US$1,945,329 as of December 31, 2005.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for doubtful accounts (Continued)

The charge for the year ended December 31, 2005 of US$1,577,758 is included in selling, general and administrative expenses.

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

      Related parties

Parties are considered to be related if one party has the ability, or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

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

Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments.  These transactions are deemed immaterial for the year presented.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

3.    PROVISION FOR INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which it operates.

The operating subsidiary is established and is carrying on business in the PRC. It is subject to the PRC enterprise income tax at a rate of 24%.

      Income tax expense comprised the following:

	Year ended December 31,
	2005	2004
	US$	US$

Current tax	10,590	40,733
Deferred tax	--	(610,921)

Income tax (benefit) expense	10,590	(570,188)

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:

	%	%
Statutory rate	24	24
Underprovision in respect of prior year	--	1
Unrecognized timing difference	--	(6)
Non-deductible activities	--	(7)

Effective tax rate	24	33

      Components of the Company's deferred tax liabilities are as follows:

	As of December 31,
	2005	2004
	US$	US$
Deferred sales of goods	--	153,333
Provision for inventory written off	--	(788,595)
Depreciation	--	95,238
Capitalized inventory costs	--	--
Others	--	403,638
Valuation allowances	--	136,386
	--	--

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

3.    PROVISION FOR INCOME TAXES (CONTINUED)

	As of December 31,
	2005	2004
	US$	US$

Current portion	--	(942,629)
Non-current portion	--	(54,048)
Valuation allowances	--	996,677

	--	--

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

4.    INVENTORIES

      Inventories comprise the following:

	As of December 31,
	2005	2004
	US$	US$

Raw materials	1,606,152	627,834
Finished goods	2,350,205	672,269

	3,956,357	1,300,103

5.    PROPERTY AND EQUIPMENT

	As of December 31,
	2005	2004
	US$	US$

Buildings and fixtures	4,557,563	4,553,553
Plant and machinery	12,329,418	11,779,330
Motor vehicles	299,558	273,486

	17,186,539	16,606,369
Less: Accumulated depreciation	(7,475,348)	(6,480,361)

Property and equipment, net	9,711,191	10,126,008

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

6.    OTHER SHORT-TERM LOANS

The amount of US$1,293,157 represents loans from employees of the Company which are unsecured, interest-free and without fixed repayment terms. The other amount of US$64,118 loans from an un-related third party at 20%p.a. interest rate and repaid on demand.

7.    BANKING FACILITIES

      The Company had various lines of credit under banking facilities as follows:

	As of December 31,
	2005	2004
	US$	US$

Facilities granted
Committed credit lines	4,545,006	6,058,886

Utilized facilities
Committed credit lines	4,545,006	5,835,110

Unutilized facilities
Committed credit lines	--	223,776

There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

The Company had the following banking facilities:

	As of December 31,
	2005	2004
	US$	US$
Collateralized by trade receivables of the Company	--	725,760
Collateralized by guarantee of a third party (note)	2,226,880	1,582,156
Collateralized by certain property and equipment of the Company and guarantee of a third party (note)	2,071,517	3,146,170
Collateralized by bank deposit of the Company	246,609	604,800

	4,545,006	6,058,886

              Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

8.    RELATED PARTY TRANSACTIONS

(a)	Name and relationship of related parties	Existing relationships with the Company
	YLDP	Joint venturer of a subsidiary and the associate
	Muping Iron Cover Manufacturing Factory (MIC)	Branch of YLDP
	Muping Paper Product Manufacturing Factory (MPP)	Branch of YLDP
	Muping Vegetable Processing Factory (MVP)	Branch of YLDP
	Mr. Tang Yuxiang	Stockholder / Director
	Mr. Qu Shuzhi	Stockholder / Director

(b)	Summary of related party balances

		As of December 31,
		2005	2004
		US$	US$
(i)	Due from related parties
	MVP	12,523	12,285
	MPP	25,961	25,467
	MIC	168,129	164,932
		206,613	202,684

(ii)	Due to a related party
	YLDP	422,582	1,193,253

(iii)	Due to stockholders
	Mr. Tang Yuxiang	113,080	109,702
	Mr. Qu Shuzhi	1,251,352	17,958
		1,364,432	127,660

            Note: All amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

8.    RELATED PARTY TRANSACTIONS (CONTINUED)

      (c)   Summary of related party transactions

		Year ended December 31,
		2005	2004
		US$	US$
(i)	Contract sum entered into in respect of acquisition of plant and equipment on behalf of
	YLDP	--	1,867,679
	YLXP	--	351,435

(ii)	Deposits paid for acquisition of plant and equipment on behalf of
	YLDP	--	1,303,522
	YLXP	--	237,038

9.

CONTINGENCIES AND COMMITMENTS

As of December 31, 2005, the company did not have any contingent liabilities and commitments.

10.   STATUTORY RESERVES

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

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

11.   RETIREMENT BENEFITS AND OTHER EMPLOYMENT BENEFITS

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

The pension expense for the year ended December 31, 2005 was US$198,566.

12.   OPERATING RISK

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

ITEM 19 EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

      23     Consent of E. Randall Gruber, Chartered Accountants

      31A   Certification of Tang Yuxiang Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      31B   Certification of Qu Shuzhi Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      32C   Certification of Tang Yuxiang Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

      32D   Certification of Qu Shuzhi Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report registration statement on its behalf.

                      YANTAI DAHUA HOLDINGS COMPANY LIMITED

By:

/s/ TANG Yuxiang

TANG Yuxiang,

Chairman and Chief Executive Officer

/s/ QU Shuzhi

QU Shuzhi

Director and Chief Financial Officer

/s/ YU shou Ping

YU Shou Ping

Director

Date: July 14, 2006