Form 20-F
period 2006-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2007-03-14
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

As of December 31, 2006, 33,447,000 Common Shares, par value US$0.001 each were outstanding.

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

(B)   Pursuant to General Instructions E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

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

ITEM 3   KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to the years ended December 31, 2005 and 2006 has been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Operating and Financial Review” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Operations for the period		Year ended December 31, 2006	Year ended December 31, 2005
		US$	US$

Operating revenue
Sales of goods		12,954,196	12,034,363

Cost of sales		(11,068,592)	(10,529,806)

Gross profit		1,885,604	1,504,557

Operating expenses
Depreciation		(56,905)	(50,604)
Handling and shipping costs		(157,596)	(340,236)
Selling, general and administrative expenses		(1,667,460)	(4,126,781)

(Loss) Income from operations		3,643	(3,013,064)

Non-operating income (expenses)
Sundry income		31,873	30,359
Finance costs		(629,014)	(593,381)

(Loss) Income before income taxes		(593,498)	(3,576,086)

Provision for income taxes		(2,500)	(10,590)

(Loss) Income after income taxes		(595,998)	(3,586,676)

Share of operating results from an associate		-	-

Minority interest		11,099	520,587

Net (loss) income		(584,899)	(3,066,089)

(Loss) Earnings per share Basic common stock outstanding		33,447,000	33,447,000

Basic net (loss) income per common stock	(	US$0.017)	(US$0.09)

	As of December 31,
	2006	2005
ASSETS	US$	US$

Current assets	14,948,204	12,511,629
Non-current assets	12,703,771	9,711,191

Total assets	27,651,975	22,222,820

LIABILITIES

Current liabilities	25,886,106	19,998,253

Non-current liabilities
Deferred tax	-	-

Total liabilities	25,886,106	19,998,253

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

B.    CAPITALIZATION AND INDEBTEDNESS

      Not Applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not Applicable

D.    RISKS FACTORS

The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us. If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Risks Related to Our Business

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

Losses From Recent Operations And Poor Financial Condition

We incurred substantial net loss in the fiscal years ended December 31, 2005 and 2006 as a result of increased costs of sales, high selling, general and administrative expenses and increased financing costs. See Items 5 and 18 elsewhere in this annual report for more complete financial information about the Company's financial condition and results of operation.

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

Risks Related to Doing Business in China

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

Risks Related to the Securities of Our Company

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

B.    BUSINESS OVERVIEW

The Company, through its subsidiary, is engaged in the manufacturing and sales of paper principally for printing and writing.  The Company sells substantially all of its products in China. Yantai Dahua Paper is a one of the leading paper manufacturers in Shandong, China and employs about  staff.

The Company's production facilities are based at Yantai Dahua Paper, situated at Muping, Yantai City, Shandong Province. Yantai Dahua Paper's current designed production capacity is about 28,000 tons of paper per year.

The major types of paper products manufactured by Yantai Dahua Paper comprise of printing paper, writing paper and computer paper, etc.  In 2006, about 93% of the Company’s sales were from printing paper, of which special light weight printing paper accounted for about 48% of the Company’s sales.

During 2006, the Company has sold about 19,700 tons of paper, a 6.3% decrease as compared with 2005.

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

In 2006, the Company has a list of more than 240 customers throughout China. Of these, the top five major customers account for about 30% of the yearly sales. These major customers include book publishers, printers, and state-owned enterprises and they are material to the Company's business and profitability. The loss of any one or more of these major customers would have a material adverse effect on the Company's results of operation.

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

In 2006, we estimate there are more than 500 paper manufacturers in the PRC. Of these, about 200 have an annual production capacity of over 20,000 tons. In Shandong province alone, there are about 70 paper manufacturers. The Company competes with them mainly in the aspects of brand name recognition, distribution capability, product quality and capability of mass production.

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

New Associate Company

On April 3, 2004, Australia China entered into an agreement with Yantai Longda to establish Yantai Longxiang Paper Industry Limited ("YLXP"), a sino-foreign equity joint venture with registered capital of US$2,491,200. Each of Australia China and Yantai Longda beneficially owns 25% and 75% equity interest, respectively, in YLXP and is classified as an associate of the Company.  As at December 31, 2006, YLXP was still in development stage and has not yet in operation.

C.    ORGANIZATIONAL STRUCTURE

The Company
100%

Australia China	Yantai Longda
85%	15%

Yantai Dahua Paper

D.    PROPERTY, PLANTS AND EQUIPMENT

Yantai Dahua Paper is situated at Muping East at a site close to the Yantai-Weihai Highway. The area of the site is about 110,000 square meters. On the site, the total built-up area is about 22,000 square meters. The built-up area includes 4 paper making plants, storage warehouse, administration block, boiler plant, electricity generation plant, effluent treatment plant, and other amenities.

There are 4 paper-making plants in Yantai Dahua Paper, with a total production capacity of 28,000 tons of paper per year. In each of these plants, there is one paper making machine. Three of the plants produce up to a maximum of 22,000 tons of paper with a width of 1.76 meters and one produces up to 6,000 tons of paper with width of 1.575 meters.

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

Financial Results

Fiscal year 2006 vs. Fiscal year 2005

For the year ended December 31, 2006, the Company had a net loss of US$584,899 compared to a net loss of US$3,066,089 for the previous year.

Sales slightly increased from $12,034,363 in 2005 to $12,954,196 in 2006 whereas gross profit margin increased from 12.5% in 2005 to 14.6% in 2006.  This is mainly due to the increase in the sales of light weight printing paper which generally has a higher profit margin.

The decrease in loss is mainly due to our effort to improve control of operating expenses, including better control of sales team expenses, reduced overseas traveling expenses. Also, bad debt written off has decreased by about US$1.1 million, reflecting our improved credit control management.

Due to the high production costs and operating expenses, we suffered net loss of US$584,899 in 2006.

Starting from mid 2004, the Company has gradually ceased its pulp production operations and all of the pulp for making paper is purchased from third-party suppliers.  Prepayment increased from $27,350 in 2004 to $1,083,231 to 2005. During 2006, prepayment increased to US$2,369,365.  It includes mainly the deposit paid for the purchase of pulp.

The increase of short term bank loan from $4,545,006 to $5,674,180 is due to increase of certain short term bank loans for working capital..

As at December 31, 2006, the Company has advances of $1,417,838 from its stockholders as working capital for the Company.

Information Regarding Significant Financial Factors

Inflation generally affects companies by the cost of labor, equipment, and raw materials. The Company does not believe that inflation has had, or will have, any material effect on the Company's business.

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company had audited operating revenue of US$12,954,196 with net loss after tax and minority interest of US$584,899 for the year ended December 31, 2006.

The Company's primary sources of funding are (i) cash flow from operating activities, (ii) borrowings from credit agreements with various banks and (iii) loans from staff and other third-parties.  During 2006, the Company has capital expenditure of about US$4 million in purchasing new paper equipment and upgrading existing equipment, in particular for making special light weight printing paper.

As at December 31, 2006, the Company negative cash balance of $800,145 related to bank overdraft.

Information relating to the Company's cash flow and borrowings as at December 31, 2006 can also be found in the financial statements in Item 18 of this form.

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

None/Not Applicable

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The Company's key management team consists of the following persons:

Mr. TANG Yuxiang, age 59, is Chairman & Chief Executive Officer of the Company. He has been working in the paper industry since 1984, when he was appointed as Party Secretary and then Plant Manager of Yantai Longda. Since the inception of Yantai Dahua Paper in 1994, he has been General Manager and Chairman of the Board of the joint venture. His previous experience includes 18 years experience in an agricultural machinery plant in Yantai Longda, where he was promoted to Deputy Plant Manager, a position he held from 1979 to 1982. He is a graduate of Shandong Agricultural Machinery Institute and is a Chinese government endorsed Senior Economist.

Mr. YU Shou Ping, age 60, is Director & Chief Operating Officer of the Company. He has been Deputy General Manager and Director of Yantai Dahua Paper since 1994. He is responsible for its manufacturing operations. He has been working in the paper industry since August 1984. He is a graduate of Shandong Muping Electricity University.

Mr. QIAO Xuezhou, age 45, is Director and Deputy General Manager of the Company. He joined Yantai Longda in 1980 and was promoted to Deputy Plant Manger in 1989.  He is a graduate of Yantai University. To accommodate the market changes, Mr. Qiao has now taken other administrative roles.

Mr. WANG Xian, age 42, is Director and Deputy General Manager of the Company. He manages the sales and purchasing operations, including the six offices in the PRC since 2002. He joined Yantai Longda in 1984 and was promoted to Deputy Plant Officer and Plant Officer in 1988. He has been Deputy General Manager since 2000, in charge of production and raw materials. He is a graduate of Yantai University Professional Economic Management.

Ms. JIANG Min, age 45, is Director and Chief Engineer of the Company. She is responsible for its engineering, technical and quality operations. She joined Yantai Longda in 1982 and was appointed to her present position in 1994. She is a graduate of Shandong Technical College of Light Industry, majoring in pulp and paper manufacturing.

Mr. QU Shuzhi, age 47, is Director and Deputy General Manager & Chief Financial Officer of the Company. He is responsible for its accounting and general administration. He joined Yantai Longda in 1979 as an accountant, and was promoted to Chief Accountant in 1988. He was appointed Deputy General Manager & Chief Accountant in 2001. He was appointed as Chief Financial Officer in December 2003. He is a graduate in Finance Management at the China Agricultural University.

Mr. YU Zhou, Independent Director, aged 49. He is working for an information technology company since 1996.

Mr. XIONG Shi Gui, Independent Director, aged 72. He was a law graduate in PRC in 1958. Since graduation, Mr. Xiong has been working for the Government in respect of education work. He is now working for Sincere College Shanghai as an Associate Dean.

Mr. QU Dongqing, age 42, has been an Assistant to Mr. TANG Yuxiang since June 2000. He is responsible for Human Resources and General Administration. He joined Yantai Longda in 1980 as an officer of the trade union within Yantai Longda.  From 1986 to 1996, he served as Manager, General Administration of Yantai Longda. From 1996 to 2000, he served as Plant Manager of an iron lid manufacturer branch of Yantai Longda.

B.    COMPENSATION

Compensation to Director

For the years ended December 31, 2005 and 2006, there was no compensation paid by the Company to any director or to its directors as a group. During the year of 2006, the Company has no plans to pay the directors any compensation. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

Compensation to Officers

For the Company, the salaries paid by the Company or its subsidiaries to the officers for the year ended December 31, 2006 are:

Name	Annual Salary

TANG Yuxiang	US$6,520
YU Shou Ping	US$4,685
QIAO Xuezhou	Nil
WANG Xi An	US$4,807
JIANG Min	US$4,815
QU Shuzhi	US$4,807
YU Zhou	nil
XIONG Shi Gui	nil
QU Dongqing	US$4,497

C.    BOARD PRACTICES

The following persons serve as a member of the Company's Board of Directors:

Name	Position	Director since
Mr. TANG Yuxiang	Chairman & Chief Executive Officer	March 2003
Mr. YU Shou Ping	Director & Chief Operating Officer	March 2003
Mr. QIAO Xuezhou	Director & Deputy General Manager	March 2003
Mr. WANG Xi An	Director & Deputy General Manager	February 2004
Ms. JIANG Min	Director & Chief Engineer	March 2003
Mr. QU Shuzhi	Director & Chief Financial Officer	March 2003
Mr. YU Zhou	Independent Director	March 2003
Mr. XIONG Shi Gui	Independent Director	March 2003

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

The Company has about 1,200 employees as of December 31, 2006. Management considers the relationship with employees to be excellent.

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

E.    SHARE OWNERSHIP

The following table set forth the share ownership of Common Stock of the Company as at December 31, 2006.

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

On or about July 22, 2006, the Company issued 10,000 shares of its Preferred Stock to LEA Management in exchange for paying expenses of the Company valued at $50,000 and for consulting services.  The 10,000 shares of Preferred Stock represent a controlling voting interest in the Company until such time as the Company approves and closes on a target acquisition.

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

(a) Name and relationship of related parties	Existing relationships with the Company

Yantai Longda	Joint venturer of a subsidiary
Muping Iron Cover Manufacturing Factory (MIC)	Branch of YLDP
Muping Paper Product Manufacturing Factory (MPP)	Branch of YLDP
Muping Vegetable Processing Factory (MVP)	Branch of YLDP
Mr. Tang Yuxiang	Stockholder / Director
Mr. Qu Shuzhi	Stockholder / Director
Yantai Long Xiang Paper Industry Co. Ltd. (YLXP)	An associate of a subsidiary

	2005	2004
	US$	US$
(i) Due from related parties (Note )
MVP	13,021	12,523
MPP	26,992	25,961
MIC	731,849	168,129

	771,862	206,613

(ii) Due to a related party (Note)
Yantai Longda	4,292,627	422,582

(iii) Due to stockholders (Note)
Mr. Tang Yuxiang	117,606	113,080
Mr. Qu Shuzhi	1,300,232	1,251,352

	1,417,838	1,364,432

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

B.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

No significant changes occurred since the date of our annual consolidated financial statements included elsewhere in this Annual Report.

ITEM 9   THE OFFER AND LISTING

There is no established trading market in the United States or elsewhere for shares of the Company's common stock and there has been no established trading market at any time.

ITEM 10   ADDITIONAL INFORMATION

A.    SHARE CAPITAL

See the balance sheet included in the financial statements for information about the share capital as of December 31, 2006.  See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

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

As the Company has encountered losses for both 2005 and 2006, it records no deferred tax liabilities at both December 31, 2005 and 2006.

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

G.    STATEMENT BY EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2005 and 2006 included under Item 18 in this annual report have been audited by E. Randall Gruber, CPA, PC to the extent indicated in their report thereon and have been included in this annual report given upon the authority of such firm as experts in accounting and auditing.

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

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None/Not Applicable.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15   CONTROLS AND PROCEDURES

Based on their evaluation of the Company's internal disclosure controls and procedures completed in December 2006, Mr. Tang Yuxiang, Chief Executive Officer, and Mr. Qu Shuzhi, Chief Financial Officer, have concluded that the Company's controls and procedures (as defined in Rule 13a -15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934) are adequate and effective in ensuring the adequacy and effectiveness of the information in this annual report.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

(A)  AUDIT FEES

For fiscal year ended December 31, 2006, the Company paid US$43,000 to E. Randall Gruber, CPA, PC, the principal accountant for the audit of the Company's financial statement and for professional services in connection with statutory and regulatory filings.

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

(E)   PRE-APPROVAL POLICIES AND PROCEDURES

The board of directors adopted resolutions in accordance with the Sarbanes-Oxley Act of 2002 requiring pre-approval of all auditing services and all audit-related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934 to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of that Act. These resolutions authorized our independent auditor to perform audit services required in connection with the annual audit relating to the fiscal year ended December 31, 2006. Our board of directors also appointed and authorized Mr. Qu Shuzhi, our Chief Financial Officer, to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for us by our independent auditor, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

Neither the board of directors nor Mr. Qu Shuzhi approved any audit-related, tax and other services.

(F)  NOT APPLICABLE

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

Not Applicable

ITEM 18   FINANCIAL STATEMENTS

For Years ended December 31, 2006 and 2005

ITEM 19 EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

12.1	Certification of Tang Yuxiang Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Qu Shuzhi Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Tang Yuxiang Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Qu Shuzhi Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: March 13, 2007

Gruber & Company, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yantai Dahua Holdings Company Limited

(A company incorporated in Belize)

We have audited the accompanying consolidated balance sheets of Yantai Dahua Holdings Company Limited and its subsidiaries (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Yantai Dahua Holdings Company Limited as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Gruber & Company, LLC

Lake Saint Louis, Missouri  63367

February 18, 2007

                                                       Member:  American Institute of Certified Public Accountants                                                                                Registered:  Public Company Accounting Oversight Board  (PCAOB)

121 CIVIC CENTER DRIVE, SUITE 225

LAKE SAINT LOUIS, MISSOURI  63367

Yantai Dahua Holdings Company Limited

Consolidated Balance Sheets

	As of December 31,
		2006	2005
ASSETS	Note	US$	US$

Current assets
Cash and cash equivalents		--	227,776
Accounts receivable, trade		4,835,362	5,746,522
Prepayments		2,369,326	1,083,231
Others receivables		660,987	871,895
Inventories	4	5,895,099	3,956,357
Due from related parties		771,862	206,613
Pledged bank deposits		415,568	419,235

Total current assets		14,948,204	12,511,629
Property and equipment, net	5	12,703,771	9,711,191

Total assets		27,651,975	22,222,820

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdraft		800,145	--
Other short-term loans	6	1,391,346	1,357,275
Short-term bank loans	7	5,674,180	4,545,006
Accounts payable, trade		8,233,202	8,019,588
Accrued charges		922,649	1,826,589
Other payables		3,034,720	2,367,183
Due to a related party		4,292,627	422,582
Due to stockholders		1,417,838	1,364,432
Due to an associate		90,847	87,899
Income tax payable		28,552	7,699

Total current liabilities		25,886,106	19,998,253

Non-current liabilities

Minority interest in subsidiary		345,179	342,660

Stockholders' equity
Preferred stock, par value US$0.001; 10,000 shares issued and outstanding		10	--
Common stock, par value US$0.001;
100,000,000 shares authorized 33,447,000 shares issued and outstanding		33,447	33,447
Additional paid-in capital		8,747,884	8,368,511
Accumulated losses		(7,079,773)	(6,494,874)
Statutory reserves		42,249	40,634
Accumulated other comprehensive loss		(323,127)	(65,811)

Total stockholders' equity		1,420,690	1,881,907

Total liabilities and stockholders' equity		27,651,975	22,222,820

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statements of Operations

		Year ended December 31,

		2006	2005
	Note	US$	US$

Operating revenue Sales of goods		12,954,196	12,034,363
Cost of sales		(11,068,592)	(10,529,806)

Gross profit		1,885,604	1,504,557
Operating expenses
Depreciation		(56,905)	(50,604)
Handling and shipping costs		(157,596)	(340,236)
Selling, general and administrative expenses		(1,667,460)	(4,126,781)

Profit/(Loss) from operations		3,643	(3,013,064)
Non-operating income (expense)
Sundry income		31,873	30,359
Finance costs		(629,014)	(593,381)

Loss before income taxes		(593,498)	(3,576,086)
Provision for income taxes	3	(2,500)	(10,590)

Loss after income taxes		(595,998)	(3,586,676)
Minority interest		11,099	520,587
Net loss		(584,899)	(3,066,089)

(Loss) Earnings per share Basic common shares outstanding		33,447,000	33,447,000

Basic net (loss) income per common share		(US$0.017)	(US$0.092)

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statement of Stockholders' Equity

	Common Stock		Preferred Stock
	No. of shares	Amount US$	No. of shares	Amount US$	Additional paid-in paid capital US$	Accumulated loss US$	Statutory reserves US$	Accumulated Other comprehensive loss US$	Total US$
Balance as of January 1, 2005	33,447,000	33,447	--	--	8,209,389	(3,428,785)	39,862	--	4,853,913
Net loss for the year ended December 31, 2005	--	--	--	--	--	(3,066 089)	--		(3,066,089)
Change of exchange rate	--	--	--	--	159,122	--	772	(65,811)	94,083
Balance as of January 1, 2006	33,447,000	33,447	--	--	8,368,511	(6,494,874)	40,634	(65,811)	1,881,907

Issuance of preferred stock	--	--	10,000	10	44,990	--	--	--	45,000

Net loss for the year charge	--	--	--	--	--	(584,899)	--	--	(584,899)

Change of exchange rate	--	--	--	--	334,383	--	1,615	(257,316)	78,682

Balances as of December 31, 2006	33,447,000	33,447	10,000	10	8,747,884	(7,079,773)	42,249	(323,127)	1,420,690

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005
	US$	US$
Cash flows from operating activities: Net (loss) income	(584,899)	(3,066,089)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1,056,905	994,987
Minority interest	2,519	(504,173)
Bad debt written off	489,442	1,577,758
Changes in working capital:
Accounts receivable, trade	886,962	(2,108,204)
Other receivables	(254,336)	827,037
Prepayments	(1,286,095)	(1,055,881)
Inventories	(1,938,742)	(2,656,254)
Due from related parties	(565,249)	(3,930)
Accounts payable, trade	213,614	5,971,746
Other creditors	667,537	651,281
Accrued charges	(858,940)	563,404
Due to a related party	3,870,045	(770,671)
Income tax	20,853	(61,455)

Net cash (used in) provided by operating activities	1,719,616	359,556

Cash flows from investing activities:
Purchases of property and equipment	(4,049,485)	(580,170)

Net cash used in investing activities	(4,049,485)	(580,170)

Net cash from financing activities:
Due to an associate	2,948	1,672
Due to stockholders	53,406	1,236,772
New bank loans	(1,365,206)	(2,520,896)
New other loans	34,071	303,410
Pledged bank deposits	3,667	(116,835)
Repayment of amount borrowed	2,494,380	1,230,792

Net cash provided by financing activities	1,223,266	134,915

Cumulative translation adjustments	78,682	94,083

Net (decrease) increase in cash and cash equivalents	(1,027,921)	8,384
Cash and cash equivalents at the beginning of year	227,776	219,392

Cash and cash equivalents at end of year	(800,145)	227,776

Supplemental disclosure information
Interest paid	615,475	567,870
Income taxes paid	2,500	10,590

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

On April 3, 2004, ACIL entered into an agreement with Yantai Longda Paper Industry Limited ("YLDP") (see relationship in note 8(a) to the financial statements) to establish Yantai Longxiang Paper Industry Limited ("YLXP"), a sino-foreign equity joint venture with registered capital of US$2,491,200. ACIL and YLDP beneficially own 25% and 75% equity interest respectively in YLXP and is classified as an associate of the Company.

YLXP was established on May 11, 2004 and plans to operate for a term of 20 years until May 10, 2024. As of December 31, 2006, the registered capital of YLXP was not fully paid-up by ACIL and YLDP.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("USGAAP"). The measurement basis used in the preparation of the financial statements is historical cost.

      Principles of consolidation

The consolidated financial statements include the accounts of Yantai Dahua Holdings Company Limited and its wholly owned subsidiaries and variable interest entities. All material intercompany balances and transactions have been eliminated from the consolidated financial statements.

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

      Allowance for doubtful accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for doubtful accounts (Continued)

The charge for the year ended December 31, 2006 of US$24,198 is included in selling, general and administrative expenses.

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

In December, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).  SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of he equity or liability instruments issued.  SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”.  SFS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method had been used.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

This pronouncement is effective for the Company, a small business issuer, as of the first interim annual reporting period that begins after December 15, 2005.  The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe the impact will be significant to the Company’s overall results of operations or financial position.

In May, 2005, the FASB issued SFAS No. 154, entitled “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB  Statement No. 3”.  This Statement replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle.  This statement applies to all voluntary changes in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  This Statement defines as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity.  This statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.  The adoption of SFAS 154 did not impact the financial statements.

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

In June, 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes” (“FIN48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.  FIN 48 is effective in fiscal years beginning after December 15, 2006.  Management believes that this statement will not have a significant impact on the financial statements.

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

The operating subsidiary is established and is carrying on business in the PRC. It is subject to the PRC enterprise income tax at a rate of 24%.

      Income tax expense comprised the following:

	Year ended December 31,
	2006	2005
	US$	US$

Current tax	2,500	10,590
Deferred tax	--	--

Income tax (benefit) expense	2,500	10,590

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income stated in the statement of operations is as follows:

	%	%
Statutory rate	24	24
Underprovision in respect of prior year	--	--
Unrecognized timing difference	--	--
Non-deductible activities	--	--

Effective tax rate	24	24

4.    INVENTORIES

      Inventories comprise the following:

	As of December 31,
	2006	2005
	US$	US$

Raw materials	2,451,823	1,606,152
Finished goods	3,443,276	2,350,205

	5,895,099	3,956,357

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

5.    PROPERTY AND EQUIPMENT

	As of December 31,
	2006	2005
	US$	US$

Buildings and fixtures	4,557,563	4,557,563
Plant and machinery	16,378,903	12,329,418
Motor vehicles	299,558	299,558

	21,236,024	17,186,539
Less: Accumulated depreciation	(8,532,253)	(7,475,348)

Property and equipment, net	12,703,771	9,711,191

6.    OTHER SHORT-TERM LOANS

The amount of US$1,327,244 represent loans from employees of the Company which are unsecured, interest-free and without fixed repayment terms. The other amount of US$64,102 loans from an un-related third party at 20%p.a. interest rate and repaid on demand.

7.    BANKING FACILITIES

      The Company had various lines of credit under banking facilities as follows:

	As of December 31,
	2006	2005
	US$	US$

Facilities granted
Committed credit lines	5,674,180	4,545,006

There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

The Company had the following banking facilities:

	As of December 31,
	2006	2005
	US$	US$

Collateralized by guarantee of a third party (note)	2,539,565	2,226,880
Collateralized by certain property and equipment of the Company and guarantee of a third party (note)	1,839,744	2,071,517
Collateralized by bank deposit of the Company	1,294,871	246,609

	5,674,180	4,545,006

       Note: These guarantees are given by Yantai Yinhe Knitting Company Limited.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

8.    RELATED PARTY TRANSACTIONS

(a)	Name and relationship of related parties	Existing relationships with the Company
	YLDP	Joint venturer of a subsidiary and the associate
	Muping Iron Cover Manufacturing Factory (MIC)	Branch of YLDP
	Muping Paper Product Manufacturing Factory (MPP)	Branch of YLDP
	Muping Vegetable Processing Factory (MVP)	Branch of YLDP
	Mr. Tang Yuxiang	Stockholder / Director
	Mr. Qu Shuzhi	Stockholder / Director

(b)	Summary of related party balances

		As of December 31,
		2006	2005
		US$	US$
(i)	Due from related parties
	MVP	13,021	12,523
	MPP	26,992	25,961
	MIC	731,849	168,129
		771,862	206,613

(ii)	Due to a related party
	YLDP	4,292,627	422,582

(iii)	Due to stockholders
	Mr. Tang Yuxiang	117,606	113,080
	Mr. Qu Shuzhi	1,300,232	1,251,352
		1,417,838	1,364,432

            Note: All amounts due represent non-trade unsecured advances which are interest-free and repayable on demand.

9.

CONTINGENCIES AND COMMITMENTS

As of December 31, 2006, the company did not have any contingent liabilities and commitments.

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

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

The pension expense for the year ended December 31, 2006 was US$517,644

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

The business activities and accounts receivable are principally with customers in the PRC. Management assesses credit risks associated with accounts receivable critically on the basis as set out in note 3 to the financial statements. The management believes that no

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

12.   OPERATING RISK (CONTINUED)

(b)   Credit risk

significant credit risk exists for the balance carried on the balance sheet. No single customer accounted for greater than 10% of total revenue in each year.

           The fair values of all of the financial instruments approximate their carrying values.

13.   VARIABLE INTEREST ENTITIES

In January, 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 151(FIN 46).  In December, 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen.  FIN 46 provides a new framework for identifying variable interest entities and determining when a company should include the assets, liabilities, interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both.  A variable interest holder that consolidates the VIE is called the primary beneficiary.  Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.  FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created after January 31, 2003.  For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004.