Form 20-F/A
period 2006-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2007-06-07
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 20-F

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐      Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐      No  ☒

C. INTERESTS OF EXPERTS AND COUNSEL	23
ITEM 8 FINANCIAL INFORMATION	23
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	23
B. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	23
ITEM 9 THE OFFER AND LISTING	23
ITEM 10 ADDITIONAL INFORMATION	23
A. SHARE CAPITAL	23
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	24
C. MATERIAL CONTRACTS	24
D. EXCHANGE CONTROLS	24
E. TAXATION	25
F. DIVIDENDS AND PAYING AGENTS	26
G. STATEMENTS BY EXPERTS	26
H. DOCUMENTS ON DISPLAY	27
I. SUBSIDIARY INFORMATION	27
ITEM 11 QUANTITATIVE INFORMATION ABOUT MARKET RISK	27
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	27

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

ITEM 3   KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the fiscal years ended December 31, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.  The following selected consolidated statement of operations data for the fiscal year ended December 31, 2003 and 2004 and consolidated balance sheet date as of December 31, 2003 and 2004 have been derived from out audited consolidated financial statements that are not included in this annual report. The financial data to period ended December 31, 2002 is for reference only. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Operating and Financial Review” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

	Year ended December 31,				Period from February 1, 2002 (date of incorporation to December 31,
	2006	2005	2004	2003	2002
	US$	US$	US$	US$	US$

Operating revenue Sales of goods	12,954,196	12,034,363	11,012,646	11,954,095	3,469,026
Cost of sales	(11,068,592)	(10,529,806)	(9,647,787)	(8,757,307)	(2,345,510)

Gross profit	1,885,604	1,504,557	1,364,859	3,195,788	1,123,516
Operating expenses
Depreciation	(56,905)	(50,604)	(46,924)	(45,996)	--
Handling and shipping costs	(157,596)	(340,236)	(312,837)	(407,935)	--
Selling, general and administrative expenses	(1,667,460)	(4,126,781)	(6,083,399)	(1,312,727)	--

Profit/(Loss) from operations	3,643	(3,013,064)	(5,078,301)	1,429,130	466,135
Non-operating income (expense)
Sundry income	31,873	30,359	43,552	21,148	21,475
Finance costs	(629,014)	(593,381)	(526,015)	(465,215)	--

Loss before income taxes	(593,498)	(3,576,086)	(5,560,764)	985,063	487,610
Provision for income taxes	(2,500)	(10,590)	570,188	(321,135)	(147,907)

Loss after income taxes	(595,998)	(3,586,676)	(4,990,576)	663,928	339,703
Share of operating results from an associate	--	--	(3)	--	--
Minority interest	11,099	520,587	748,586	(99,608)	(50,953)
Net loss	(584,899)	(3,066,089)	(4,241,993)	564,320	288,750

(Loss) Earnings per share Basic common shares outstanding	33,447,000	33,447,000	33,447,000	33,447,000	11,149,000

Basic net (loss) income per common share	(US$0.02)	(US$0.1)	(US$0.13)	US$0.02	US$0.01

	As at December 31,
	2006	2005	2004	2003	2002
	US$	US$	US$	US$	US$
ASSETS
Current assets	14,948,204	12,511,629	8,966,937	11,844,660	10,584,585
Non-current assets	12,703,771	9,711,191	10,126,008	11,111,470	9,956,551

Total assets	27,651,975	22,222,820	19,092,945	22,956,130	20,541,136

LIABILITIES
Current liabilities	25,886,106	19,998,253	13,392,199	12,129,663	10,415,466
Non-current liabilities	--	--	--	135,142	87,793

Total liabilities	25,886,106	19,998,253	13,392,199	12,264,805	10,503,259

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

New Associate Company

On April 3, 2004, Australia China entered into an agreement with Yantai Longda to establish Yantai Longxiang Paper Industry Limited ("YLXP"), a sino-foreign equity joint venture with registered capital of US$2,491,200. Each of Australia China and Yantai Longda beneficially owns 25% and 75% equity interest, respectively, in YLXP and is classified as an associate of the Company.  As at December 31, 2006, YLXP was still in development stage and has not yet in operation.  therefore the Company has received no share of profit or loss from YLXP; and both shareholders of YLXP have never paid their share of investment cost for YLXP.  As a result, there is no investment in YLXP recorded in the balance sheet in 2004, and we also have not recorded any investment cost in associated accompany in the balance sheet

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

Sales slightly increased from $12,034,363 in 2005 to $12,954,196 in 2006 whereas gross profit margin increased from 12.5% in 2005 to 14.6% in 2006.  This is mainly due to the increase in the sales of light weight printing paper which generally has a higher profit margin.  Quantity of light weight printing paper to be manufactured in the future will depend on market demand which may fluctuate.

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

Operating activities

Net cash provided by operating activities increased to $1,719,616 for the year ended December 31, 2006, from $359,556 for the year ended December 31, 2005.  The increase was due primarily to increase of sales, decrease in net loss and decrease in accounts receivable, partially offset by the increase in inventory and prepaid expenses.

Net cash provided by operating activities was $359,556 for the year ended December 31, 2005, as compared to $2,353,317 net cash used in operating activities. It is mainly because of increase in revenue, decrease of other receivables, and decrease of net loss, partially offset by increase in inventory and prepayments.

Investing Activities

Net cash used in investing activities was $4,049,485 for the year ended December 31, 2006, compared to net cash used in investing activities of $580,170 for the year ended December 31, 2005.  Net cash used in investing activities for the year ended December 31, 2006 consisted primarily of purchase of machinery for the Company’s production facility.

Net cash used in investing activities increased to $580,170 for the year ended December 31, 2005, from $70,392 for the year ended December 31, 2004, mainly because new equipment was purchased for the Company’s production facility.

Financing Activities

Net cash provided by financing activities increased to $2,023,411 for the year ended December 31, 2006 from $134,915 for the year ended December 31, 2005.  This increase was due primarily to increase of loan from a related party and short-term bank loans.

Net cash provided by financing activities was $1,482,928 for the year ended December 31, 2004, as compared to $134,915 for the year ended December 31, 2005.  It is mainly because of the decrease in short-term bank loan during 2005.

We have incurred significant operating losses since 2004.  We have funded our operations principally with financial support from our shareholders and related parties.  As our operating loss decreased during the last two years and with the continuous financial support from our majority shareholders and related parties, we anticipate that our cash flows from operating and financing activities will be sufficient to meet our anticipated cash requirements based on our current operations needs.

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

C.    INTERESTS OF EXPERTS AND COUNSEL

None/Not Applicable

ITEM 8   FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements, together with the independent auditors’ report thereon of Gruber & Company, LLC, appear beginning on page F-1 of this report.

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

G.    STATEMENT BY EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2005 and 2006 included under Item 18 in this annual report have been audited by Gruber & Company, LLC, to the extent indicated in their report thereon and have been included in this annual report given upon the authority of such firm as experts in accounting and auditing.

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

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

(A)  AUDIT FEES

For fiscal year ended December 31, 2006, the Company paid US$43,000 to Gruber & Company, LLC, the principal accountant for the audit of the Company's financial statement and for professional services in connection with statutory and regulatory filings.

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

(F)  NOT APPLICABLE

Item 16D Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

ITEM 17   FINANCIAL STATEMENTS

Not Applicable

ITEM 18   FINANCIAL STATEMENTS

For Years ended December 31, 2006 and 2005

ITEM 19 EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

12.1	Certification of Tang Yuxiang Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Qu Shuzhi Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Tang Yuxiang Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Qu Shuzhi Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

Date: June 6, 2007

Gruber & Company, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yantai Dahua Holdings Company Limited

(A company incorporated in Belize)

We have audited the accompanying consolidated balance sheets of Yantai Dahua Holdings Company Limited and its subsidiaries (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period  ended December 31, 2006.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006,in conformity with generally accepted accounting principles in the United States.

/s/ Gruber & Company, LLC

Lake Saint Louis, Missouri  63367

February 18, 2007

Yantai Dahua Holdings Company Limited

Consolidated Statements of Operations

		Year ended December 31,

		2006	2005	2004
	Note	US$	US$	US$

Operating revenue Sales of goods		12,954,196	12,034,363	11,012,646
Cost of sales		(11,068,592)	(10,529,806)	(9,647,787)

Gross profit		1,885,604	1,504,557	1,364,859
Operating expenses
Depreciation		(56,905)	(50,604)	(46,924)
Handling and shipping costs		(157,596)	(340,236)	(312,837)
Selling, general and administrative expenses		(1,667,460)	(4,126,781)	(6,083,399)

Profit/(Loss) from operations		3,643	(3,013,064)	(5,078,301)
Non-operating income (expense)
Sundry income		31,873	30,359	43,552
Finance costs		(629,014)	(593,381)	(526,015)

Loss before income taxes		(593,498)	(3,576,086)	(5,560,764)
Provision for income taxes	3	(2,500)	(10,590)	570,188

Loss after income taxes		(595,998)	(3,586,676)	(4,990,576)
Share of operating results from an associate		--	--	(3)
Minority interest		11,099	520,587	748,586
Net loss		(584,899)	(3,066,089)	(4,241,993)

(Loss) Earnings per share Basic common shares outstanding		33,447,000	33,447,000	33,447,000

Basic net (loss) income per common share		(US$0.017)	(US$0.092)	(US$0.13)

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Balance Sheets

		December 31,
		2006	2005
ASSETS	Note	US$	US$

Current assets
Cash and cash equivalents		--	227,776
Accounts receivable, trade		4,835,362	5,746,522
Prepayments		2,369,326	1,083,231
Others receivables		660,987	871,895
Inventories	4	5,895,099	3,956,357
Due from related parties	8b(i)	771,862	206,613
Pledged bank deposits		415,568	419,235

Total current assets		14,948,204	12,511,629
Property and equipment, net	5	12,703,771	9,711,191

Total assets		27,651,975	22,222,820

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdraft		800,145	--
Other short-term loans	6	1,391,346	1,357,275
Short-term bank loans	7	5,674,180	4,545,006
Accounts payable, trade		8,233,202	8,019,588
Accrued charges		922,649	1,826,589
Other payables		3,034,720	2,367,183
Due to a related party	8b(ii)	4,292,627	422,582
Due to stockholders	8b(iii)	1,417,838	1,364,432
Due to an associate		90,847	87,899
Income tax payable		28,552	7,699

Total current liabilities		25,886,106	19,998,253

Non-current liabilities

Minority interest in subsidiary		345,179	342,660

Stockholders' equity
Preferred stock, par value US$0.001; 10,000 shares issued and outstanding		10	--
Common stock, par value US$0.001;
100,000,000 shares authorized 33,447,000 shares issued and outstanding		33,447	33,447
Additional paid-in capital		8,747,884	8,368,511
Accumulated losses		(7,079,773)	(6,494,874)
Statutory reserves	10	42,249	40,634
Accumulated other comprehensive loss		(323,127)	(65,811)

Total stockholders' equity		1,420,690	1,881,907

Total liabilities and stockholders' equity		27,651,975	22,222,820

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statement of Stockholders' Equity

	Common Stock		Preferred Stock
	No. of shares	Amount US$	No. of shares	Amount US$	Additional paid-in paid capital US$	Accumulated loss US$	Statutory reserves US$	Accumulated Other comprehensive loss US$	Total US$

Balance as of January 1, 2004	33,447,000	33,447	--	--	8,209,389	821,903	31,167	--	9,095,906

Net loss for the year charge	--	--	--	--	--	(4,241,993)	--	--	(4,241,993)

Transfer to statutory reserves	--	--	--	--	--	(8,695)	8,695	--	--

Balance as of December 31, 2005	33,447,000	33,447	--	--	8,209,389	(3,428,785)	39,862	--	4,853,913

Net loss for the year charge	--	--	--	--	--	(3,066,089)	--	--	(3,066,089)

Change of exchange rate	--	--	--	--	159,122	--	772	(65,811)	94,083

Balance as of December 31, 2005	3,447,000	33,447	--	--	8,368,511	(6,494,874)	40,634	(65,811)	1,881,907

Issuance of preferred stock	--	--	10,000	10	44,990	--	--	--	45,000

Net loss for the year charge	--	--	--	--	--	(584,899)	--	--	(584,899)

Change of exchange rate	--	--	--	--	334,383	--	1,615	(257,316)	78,682

Balances as of December 31, 2006	33,447,000	33,447	10,000	10	8,747,884	(7,079,773)	42,249	(323,127)	1,420,690

The accompanying notes are an integral part of these financial statements.

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Cash flows from operating activities: Net loss	(584,899)	(3,066,089)	(4,241,993)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share of loss from an associate	--	--	3
Depreciation	1,056,905	994,987	994,987
Provision for impairment loss of property, plant and equipment	--	--	60,867
Minority interest	2,519	(504,173)	(748,586)
Provision for bad and doubtful debts	489,442	1,577,758	1,333,296
Changes in working capital:
Accounts receivable, trade	886,962	(2,108,204)	1,033,394
Other receivables	(254,336)	827,037	(940,391)
Prepayments	(1,286,095)	(1,055,881)	73,164
Inventories	(1,938,742)	(2,656,254)	791,230
Due from related parties	(565,249)	(3,930)	(51,351)
Accounts payable, trade	213,614	5,971,746	470,153
Other creditors	667,537	651,281	467,639
Accrued charges	(858,940)	563,404	451,658
Due to a related party	3,870,045	(770,671)	(1,453,323)
Income tax	20,853	(61,455)	(594,064)

Net cash provided by operating activities	1,719,616	359,556	(2,353,317)

Cash flows from investing activities:
Purchases of property and equipment	(4,049,485)	(580,170)	(70,392)

Net cash used in investing activities	(4,049,485)	(580,170)	(70,392)

Net cash from financing activities:
Due to an associate	2,948	1,672	86,225
Due to stockholders	53,406	1,236,772	22,295
(Repayment)/addition of bank loans	(1,365,206)	(2,520,896)	1,832,543
New other loans	34,071	303,410	1,053,865
Bank overdraft	800,145	--	--
Pledged bank deposits	3,667	(116,835)	(302,400)
Addition/(repayment) of amount borrowed	2,494,380	1,230,792	(1,209,600)

Net cash provided by financing activities	2,023,411	134,915	1,482,928

Cumulative translation adjustments	78,682	94,083	--

Net (decrease) increase in cash and cash equivalents	(227,776)	8,384	(940,781)
Cash and cash equivalents at the beginning of year	227,776	219,392	1,160,173

Cash and cash equivalents at end of year	--	227,776	219,392

Supplemental disclosure information
Interest paid	615,475	567,870	526,015
Income taxes paid	2,500	10,590	23,876

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

YLXP was established on May 11, 2004 and plans to operate for a term of 20 years until May 10, 2024. As of December 31, 2006, the registered capital of YLXP was not fully paid-up by ACIL and YLDP.  YLXP has had no operations since its establishment, therefore it has no assets, liabilities or equity and no items of income or expenses or included in the consolidated financial statements, and since YDPI has made on investment inYLXP there is no investment recorded on the consolidated balance sheets.  Since the financial position or results of operations of YLXP are not in the aggregate material to the consolidated financial statements summarized information required by Accounting Principles Board 18, (APB 18) are not presented in the notes or in separate statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("USGAAP"). The measurement basis used in the preparation of the financial statements is historical cost.

      Principles of consolidation

The consolidated financial statements include the accounts of Yantai Dahua Holdings Company Limited and its wholly owned subsidiaries.All material intercompany balances and transactions have been eliminated from the consolidated financial statements.

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