Form 20-F/A
period 2006-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2007-07-30
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO FORM 20-F

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

Operating Activities

Net cash used in operating activities was $1,585,180 for the year ended December 31, 2006, compared to net cash of $1,134,157 provided by operating activities for the year ended December 31, 2005.  The change was due primarily to increase in prepayments, increase of other receivables, and decrease in accrued charges, partially offset by the decrease in net loss and decrease in accounts receivable

Net cash provided by operating activities was $1,134,157 for the year ended December 31, 2005, as compared to $848,643 net cash used in operating activities. It is mainly because of increase in accounts payable , decrease of other receivables, and decrease of net loss, partially offset by increase in inventory and prepayments.

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

Financing Activities

Net cash provided by financing activities was $5,328,207 for the year ended December 31, 2006 as compared with case used in financing of $639,686 for the year ended December 31, 2005.  This change was due primarily to increase of loan from a related party and short-term bank loans.

Net cash used in financing activities was $21,746 for the year ended December 31, 2004, as compared to $639,686 for the year ended December 31, 2005.  It is mainly because of the decrease in short-term bank loan during 2005.

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

Date: July 30, 2007

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

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Cash flows from operating activities: Net loss	(584,899)	(3,066,089)	(4,241,993)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share of loss from an associate	--	--	3
Depreciation	1,056,905	994,987	994,987
Provision for impairment loss of property, plant and equipment	--	--	60,867
Minority interest	2,519	(504,173)	(748,586)
Provision for bad and doubtful debts	489,442	1,577,758	1,333,296
Changes in working capital:
Accounts receivable, trade	886,962	(2,108,204)	1,033,394
Other receivables	(254,336)	827,037	(940,391)
Prepayments	(1,286,095)	(1,055,881)	73,164
Inventories	(1,938,742)	(2,656,254)	791,230
Accounts payable, trade	213,614	5,971,746	470,153
Other creditors	667,537	651,281	467,639
Accrued charges	(858,940)	563,404	451,658
Income tax	20,853	(61,455)	(594,064)

Net cash provided by /(used in) operating activities	(1,585,180)	1,134,157	(848,643)

Cash flows from investing activities:
Purchases of property and equipment	(4,049,485)	(580,170)	(70,392)

Net cash used in investing activities	(4,049,485)	(580,170)	(70,392)

Net cash from financing activities:
Due to an associate	2,948	1,672	86,225
Due to stockholders	53,406	1,236,772	22,295
(Repayment)/addition of bank loans	(1,365,206)	(2,520,896)	1,832,543
Due to a related party, net	3,870,045	(770,671)	(1,453,323)
Due from related parties	(565,249)	(3,930)	(51,351)
New other loans	34,071	303,410	1,053,865
Bank overdraft	800,145	--	--
Pledged bank deposits	3,667	(116,835)	(302,400)
Addition/(repayment) of amount borrowed	2,494,380	1,230,792	(1,209,600)

Net cash provided by /(used in) financing activities	5,328,207	(639,686)	(21,746)

Cumulative translation adjustments	78,682	94,083	--

Net (decrease) increase in cash and cash equivalents	(227,776)	8,384	(940,781)
Cash and cash equivalents at the beginning of year	227,776	219,392	1,160,173

Cash and cash equivalents at end of year	--	227,776	219,392

Supplemental disclosure information
Interest paid	615,475	567,870	526,015
Income taxes paid	2,500	10,590	23,876

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

13.  PARENT COMPANY

The following condensed financial information is prepared in accordance with SEC Regulation SX-17CFR 210.12-04 – Condensed Financial Information of Registrant.  This regulation requires that when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets, condensed financial information of the parent company (registrant) are to be filed.

Yantai Dahua Holdings Company Limited has had no operating revenues since inception.  The Company’s expenses consist of professional fees and interest expense.

The Company has no material contingencies, and no long-term obligations or guarantees.  In addition, the Company has no mandatory dividend or redemption requirements of redeemable stocks.

The Company’s condensed balance sheets as of December 31, 2006, 2005 and 2004, and the related condensed statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 are provided below:

Condensed Balance Sheets

	December 31,
	2006	2005		2004
ASSETS

Investment in subsidiaries	$1,653,439	$1,590,237		$1,560,000
Total assets	$1,653,439	$1,590,237		$1,560,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Short-term bank loans	$64,103	$64,119	$	---
Accounts payable and accrued expenses	62,169	51,106		---
Total liabilities	126,272	115,225		---

Stockholders’ equity
Preferred stock, par value US$0.001; 10,000 shares issued and outstanding	10	---		---
Common stock, par value $0.001; 100,000,000 shares authorized; 33,447,000 shares issued and outstanding	33,447	33,447		33,447
Additional paid-in capital	2,881,737	2,776,335		2,746,098
Retained earnings (deficit)	(1,390,591)	(1,334,770)		(1,219,545)
Accumulated other comprehensive loss	2,564	--		--
Total stockholders’ equity	1,527,167	1,475,012		1,560,000

Total liabilities and stockholders’ equity	$1,653,439	$1,590,237		$1,560,000

Yantai Dahua Holdings Company Limited

Notes to the Financial Statements

13.  PARENT COMPANY (Continued)

Condensed Statements of Operations

	Year Ended December 31,
	2006	2005		2004
General and administrative expenses

Professional fees	$43,000	$109,882	$	---

Loss from operations	(43,000)	(109,882)		---

Interest expense	12,821	5,343		---

Net loss	$(55,821)	$(115,225)	$	---

Condensed Statements of Cash Flows

	Year Ended December 31,
		2006		2005		2004
Cash flows from operating activities

Net loss		$(55,821)		$(115,225)	$	---

Changes in assets and liabilities:
Accounts payable and accrued expenses		13,626		51,106		---

Net cash used in operating activities		(42,195)		(64,119)		---

Cash flows from financing activities
Cash flows from notes payable, net		42,195		64,119		---

Net cash flows from financing activities		42,195		64,119		---

Net change in cash and cash equivalents		---		---		---

Cash and cash equivalents, beginning of year		---		---		---

Cash and cash equivalents, end of year	$	---	$	---	$	---