Form 20-F/A
period 2006-12-31
YANTAI DAHUA HOLDINGS CO LTD
filed 2007-09-18
CIK 1064407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO FORM 20-F

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

B.    LIQUIDITY AND CAPITAL RESOURCES

The Company’s restated cashflow statement is enclosed herein on F-6.   The Company's primary sources of funding are (i) cash flow from operating activities, (ii) borrowings from credit agreements with various banks and (iii) loans from staff and other third-parties.  During 2006, the Company has capital expenditure of about US$4 million in purchasing new paper equipment and upgrading existing equipment, in particular for making special light weight printing paper.

As at December 31, 2006, the Company negative cash balance of $800,145 related to bank overdraft.

Operating Activities

Net cash used in operating activities was $2,150,429 for the year ended December 31, 2006, compared to net cash of $1,130,227 provided by operating activities for the year ended December 31, 2005.  The change was due primarily to increase in prepayments, increase of other receivables, and decrease in accrued charges, partially offset by the decrease in net loss and decrease in accounts receivable

Net cash provided by operating activities was $1,130,227 for the year ended December 31, 2005, as compared to $899,994 net cash used in operating activities. It is mainly because of increase in accounts payable, decrease of other receivables, and decrease of net loss, partially offset by increase in inventory and prepayments.

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

Financing Activities

Net cash provided by financing activities was $5,893,456 for the year ended December 31, 2006 as compared with case used in financing of $635,756 for the year ended December 31, 2005.  This change was due primarily to increase of loan from a related party and short-term bank loans.

Net cash used in financing activities was $70,392 for the year ended December 31, 2004, as compared to $635,756 for the year ended December 31, 2005.  It is mainly because of the decrease in short-term bank loan during 2005.

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

Date: September 13, 2007

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States.

As discussed in Note 14 to consolidated financial statements the accompanying consolidated statement of cash flows has been restated.

/s/ Gruber & Company, LLC

Lake Saint Louis, Missouri  63367

February 18, 2007 (August 24, 2007 as to the effects of the restatement discussed in Note 14 under the caption “Restated Financial Statements”.

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

Yantai Dahua Holdings Company Limited

Consolidated Statements of Cash Flows

(Restated)

	Year ended December 31,
	2006	2005	2004
	US$	US$	US$
Cash flows from operating activities: Net loss	(584,899)	(3,066,089)	(4,241,993)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share of loss from an associate	--	--	3
Depreciation	1,056,905	994,987	994,987
Provision for impairment loss of property, plant and equipment	--	--	60,867
Minority interest	2,519	(504,173)	(748,586)
Provision for bad and doubtful debts	489,442	1,577,758	1,333,296
Changes in working capital:
Accounts receivable, trade	886,962	(2,108,204)	1,033,394
Other receivables	(254,336)	827,037	(940,391)
Prepayments	(1,286,095)	(1,055,881)	73,164
Inventories	(1,938,742)	(2,656,254)	791,230
Due from related parties	(565,249)	(3,930)	(51,351)
Accounts payable, trade	213,614	5,971,746	470,153
Other creditors	667,537	651,281	467,639
Accrued charges	(858,940)	563,404	451,658
Income tax	20,853	(61,455)	(594,064)

Net cash provided by/(used in) operating activities	(2,150,429)	1,130,227	(899,994)

Cash flows from investing activities:
Purchases of property and equipment	(4,049,485)	(580,170)	(70,392)

Net cash used in investing activities	(4,049,485)	(580,170)	(70,392)

Net cash from financing activities:
Due to an associate	2,948	1,672	86,225
Due to stockholders	53,406	1,236,772	22,295
(Repayment)/addition of bank loans	(1,365,206)	(2,520,896)	1,832,543
Due to a related party, net	3,870,045	(770,671)	(1,453,323)
New other loans	34,071	303,410	1,053,865
Bank overdraft	800,145	--	--
Pledged bank deposits	3,667	(116,835)	(302,400)
Addition/(repayment) of amount borrowed	2,494,380	1,230,792	(1,209,600)

Net cash provided by/(used in) financing activities	5,893,456	(635,756)	29,605

Cumulative translation adjustments	78,682	94,083	--

Net (decrease) increase in cash and cash equivalents	(227,776)	8,384	(940,781)
Cash and cash equivalents at the beginning of year	227,776	219,392	1,160,173

Cash and cash equivalents at end of year	--	227,776	219,392

Supplemental disclosure information
Interest paid	615,475	567,870	526,015
Income taxes paid	2,500	10,590	23,876

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

14.  RESTATED FINANCIAL STATEMENTS

The Company is amending its annual report on Form 20-F for the years ended December 31, 2006 to restate its consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004.

In August, 2007 the Company became aware that it had included the net effects of amounts due from related parties in the net cash flows from financing activites section of the consolidated statements of cash flows instead of the net cash provided by (used in) operating activities section of the consolidated statements of cash flows.

The Company is restating the aforementioned financial statements to correct this error.

The following table summarizes the impact of the restatement on our consolidated statements of cash flows for each of the years ended December 31, 2006, 2005 and 2004.

Consolidated Statement of Cash Flows

For the year ended December 31, 2006

	As originally		Effect of	As
	reported		Restatement	Restated

Cash flows from operating activities:
Net loss	$(584,899)	$		$(584,899)
Adjustments to reconcile net loss to
net cash (used in) provided by
operating activities:
Depreciation	1,056,905			1,056,905
Minority interest	2,519			2,519
Provision for bad and doubtful accounts	489,442			489,442
Changes in working capital:
Accounts receivable, trade	886,962			886,962
Other receivables	(254,336)			(254,336)
Prepayments	(1,286,095)			(1,286,095)
Inventories	(1,938,742)			(1,938,742)
Due from related parties	(565,249)			(565,249)
Accounts payable, trade	213,614			213,614
Other creditors	667,537			667,537
Accrued charges	(858,940)			(858,940)
Due to a related Company	3,870,045		(3,870,045)	0
Income tax	20,853			20,853

Net cash provided by (used in)
operating activities	1,719,616		(3,870,045)	(2,150,429)

Cash flows from investing activities:
Purchase of property and equipment	(4,049,485)			(4,049,485)

Net cash used in investing activities	(4,049,485)			(4,049,485)

Net cash from financing activities:
Due to an associate	2,948			2,948
Due to stockholder	53,406			53,406
(Repayment) / additions of bank loans	(1,365,206)			(1,365,206)
Due to a related party, net	0		3,870,045	3,870,045
New other loans	34,071			34,071
Bank overdraft	800,145			800,145
Pledged bank deposits	3,667			3,667
Addition / (repayment of) amounts
borrowed	2,494,380			2,494,380

Net cash provided by (used in)
financing activities	2,023,411		3,870,045	5,893,456

Cumulative translation adjustments	78,682			78,682

Net (decrease) increase in cash and
cash equivalents	(227,776)			(227,776)

Cash and cash equivalents at the
beginning of the year	227,776			227,776

Cash and cash equivalents at the
end of the year	$--	$		$--

Supplemental disclosure information

Interest paid	$615,475	$		$615,475
Income taxes paid	2,500			2,500

Consolidated Statement of Cash Flows

For the year ended December 31, 2005

	As originally		Effect of	As
	reported		Restatement	Restated

Cash flows from operating activities:
Net loss	$(3,066,089)	$		$(3,066,089)
Adjustments to reconcile net loss to
net cash (used in) provided by
operating activities:
Depreciation	994,987			994,987
Minority interest	(504,173)			(504,173)
Provision for bad and doubtful accounts	1,577,758			1,577,758
Changes in working capital:
Accounts receivable, trade	(2,108,204)			(2,108,204)
Other receivables	827,037			827,037
Prepayments	(1,055,881)			(1,055,881)
Inventories	(2,656,254)			(2,656,254)
Due from related parties	(3,930)			(3,930)
Accounts payable, trade	5,971,746			5,971,746
Other creditors	651,281			651,281
Accrued charges	563,404			563,404
Due to a related Company	(770,671)		770,671	0
Income tax	(61,455)			(61,455)

Net cash provided by (used in)
operating activities	359,556		770,671	1,130,227

Cash flows from investing activities:
Purchase of property and equipment	(580,170)			(580,170)

Net cash used in investing activities	(580,170)			(580,170)

Net cash from financing activities:
Due to an associate	1,672			1,672
Due to stockholder	1,236,772			1,236,772
(Repayment) / additions of bank loans	(2,520,896)			(2,520,896)
Due to a related party, net	0		(770,671)	(770,671)
New other loans	303,410			303,410
Pledged bank deposits	(116,835)			(116,835)
Addition / (repayment of) amounts
borrowed	1,230,792			1,230,792

Net cash provided by (used in)
financing activities	134,915		(770,671)	(635,756)

Cumulative translation adjustments	94,083			94,083

Net (decrease) increase in cash and
cash equivalents	8,384			8,384

Cash and cash equivalents at the
beginning of the year	219,392			219,392

Cash and cash equivalents at the
end of the year	$227,776	$		$227,776

Supplemental disclosure information

Interest paid	$567,870	$		$567,870
Income taxes paid	10,590			10,590

Consolidated Statement of Cash Flows

For the year ended December 31, 2004

	As originally		Effect of	As
	reported		Restatement	Restated

Cash flows from operating activities:
Net loss	$(4,241,993)	$		$(4,241,993)
Adjustments to reconcile net loss to
net cash (used in) provided by
operating activities:
Share of loss from an associate	3			3
Depreciation	994,987			994,987
Provision for impairment loss of
property, plant and equipment	60,867			60,867
Minority interest	(748,586)			(748,586)
Provision for bad and doubtful accounts	1,333,296			1,333,296
Changes in working capital:
Accounts receivable, trade	1,033,394			1,033,394
Other receivables	(940,391)			(940,391)
Prepayments	73,164			73,164
Inventories	791,230			791,230
Due from related parties	(51,351)			(51,351)
Accounts payable, trade	470,153			470,153
Other creditors	467,639			467,639
Accrued charges	451,658			451,658
Due to a related Company	(1,453,323)		1,453,323	0
Income tax	(594,064)			(594,064)

Net cash provided by (used in)
operating activities	(2,353,317)		1,453,323	(899,994)

Cash flows from investing activities:
Purchase of property and equipment	(70,392)			(70,392)

Net cash used in investing activities	(70,392)			(70,392)

Net cash from financing activities:
Due to an associate	86,225			86,225
Due to stockholder	22,295			22,295
(Repayment) / additions of bank loans	1,832,543			1,832,543
Due to a related party, net	0		(1,453,323)	(1,453,323)
New other loans	1,053,865			1,053,865
Pledged bank deposits	(302,400)			(302,400)
Addition / (repayment of) amounts
borrowed	(1,209,600)			(1,209,600)

Net cash provided by (used in)
financing activities	1,482,928		(1,453,323)	29,605

Net (decrease) increase in cash and
cash equivalents	(940,781)			(940,781)

Cash and cash equivalents at the
beginning of the year	1,160,173			1,160,173

Cash and cash equivalents at the
end of the year	$219,392	$		$219,392

Supplemental disclosure information

Interest paid	$526,015	$		$526,015
Income taxes paid	23,876			23,876