Form 20-F
period 2007-12-31
CHINA AGRO-TECHNOLOGY HOLDINGS LTD
filed 2008-08-14
CIK 1064407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  .

For the transition period from _________ to __________

Commission file number 000-50184

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Exact name of Registrant as specified in its charter)

______________________________________

(Translation of Registrant’s name into English)

Belize

(Jurisdiction of incorporation or organization)

7, Temasek Boulevard, #04-02, Suntec Tower One, Singapore 038987

(Address of principal executive offices)

Dr. He Tian (Harry)

7, Temasek Boulevard, #04-02, Suntec Tower One, Singapore 038987

Tel: +65 6438 2232

Fax: +65 6438 0160

Email: harry.he@tiangroup.com.sg

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contract Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None.	None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, par value US$0.001

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of the issuer’s classes of capital or common stock as of  December 31, 2007 is 321,447,000  shares of Common Stock at par value US$0.001 per share, 10,000 shares of Preference Stock , par value US$0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes S No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

Accelerated filer ☐

 Non-accelerated filer S

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting

Other  ☐

Standards as issued by the International

Accounting Standards Board

☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17

☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes

☐  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, the terms “the Company,” “we,” “us” and “our” refer to CHINA AGRO-TECHNOLOGY HOLDINGS LTD.  (or China Agro) together with its consolidated subsidiaries, unless the context otherwise requires.

Unless otherwise indicated, when we use the term “consolidated financial statements”, we are referring to the consolidated financial statements (including the related notes) of China Agro as of December 31, 2007 and December 31, 2006 and for each of the years in the three-year period ended December 31, 2007, which have been audited by Zhong Yi (Hong Kong) C.P.A. Company Limited.  The consolidated financial statements of China Agro have been prepared by in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

References herein to “$”, “U.S. $” and “U.S. Dollar” are to United States Dollars.

References herein to “the Commission” are to the U.S. Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These includes statements under “Information on the Company”, “Operating and Financial Review and Prospects.” “Quantitative and Qualitative Disclosures About Market Risk” and elsewhere in this annual report relating to, among other things, our future financial performance, plans and expectations regarding developments in our business, growth and profitability, and general industry and business conditions applicable to China Agro.  These forward-looking statements can generally be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or other similar terminology. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections about future events.  These forward-looking statements are subject to a number of risks, uncertainties, assumptions, and other factors that may cause our actual results, performance or achievements or those of our industry to be materially different from or worse than those expressed or implied by these forward-looking statements.  These factors include, without limitation:

•

general economic conditions, including in particular economic conditions in our core business areas and core markets;

•

function and performance of global financial markets, including emerging markets;

•

impairment of investments;

•

general competitive factors, in each case on a local, regional, national and global level;

•

changes in laws and regulations;

•

changes in the policies of central banks and/or foreign governments;

•

the impact of acquisitions, including related integration and restructuring issues; and

•

terror attacks, events of war, and their respective consequences.

PART I

Item 1.

Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

Key Information

The following selected consolidated statement of operations data for the fiscal years ended December 31, 2005, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1.

The following selected consolidated financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Selected Financial Data

The following selected consolidated statement of operations and comprehensive income (loss) data for the fiscal years ended December 31, 2007, 2006 and 2005, consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006 and 2005 and consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated financial data should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes included elsewhere in this annual report.

Consolidated Statement of Operations	Years ended December 31,
	2007	2006	2005
REVENUE:
Sales of sapling	$7,000,000	$-	$-
Sales of plantation technology right	4,420,125	-	-
Total revenue	11,420,125	-	-

COST OF REVENUE	(2,000,000)	-	-
GROSS PROFIT	9,420,125	-	-

OPERATING EXPENSES:
Research and development	(75,676)	-	-
Written-off amount due from related parties	(498,897)	-	-
Sales and marketing	(19,582)	-	-
General and administrative	(1,536,326)	(242,850)	(20,310)
Total operating expenses	(2,130,481)	(242,850)	(20,310)

INCOME (LOSS) FROM OPERATIONS	7,289,644	(242,850)	(20,310)

OTHER INCOME (EXPENSES):
Other income	148	88	-

INCOME (LOSS) BEFORE INCOME TAXES	7,289,792	(242,762)	(20,310)

Income tax expense	(5,876)	-	-

INCOME (LOSS) FROM CONTINUING OPERATIONS	7,283,916	(242,762)	(20,310)

Loss from discontinued operations (net of income tax)	(756,361)	(687,892)	(255,496)

NET INCOME (LOSS)	$6,527,555	$(930,654)	$(275,806)

Other comprehensive loss:
- Foreign currency translation (loss) gain	(123,259)	11,992	(28,767)

COMPREHENSIVE INCOME (LOSS)	$6,404,296	$(918,662)	$(304,573)

Per share information – Basic and diluted:
From continuing operations	$0.02	$(0.00)	$(0.00)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
Net income (loss) per share – Basic and diluted	$0.02	$(0.00)	$(0.00)

Weighted average number of shares outstanding during the year – Basic and diluted	289,007,992	288,000,000	288,000,000

Consolidated Statements of Cash Flows	Years ended December 31,
	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) from continuing operations	$7,283,916	$(242,762)	$(20,310)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation	29,735	1,071	-
Written-off amount due from related parties	498,897	-	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(488,998)	-	-
Other receivables and prepayments	(1,098,663)	(897,688)	(1,081)
Accounts payable	2,000,000	-	-
Customer deposits	(4,276,394)	4,276,394	-
Income tax payable	5,881	-	-
Other payables and accrued liabilities	(219,318)	343,054	2,006
Net cash provided by (used in) operating activities	3,735,056	3,480,069	(19,385)
Net cash used in discontinued operations	(375,643)	(121,039)	(269,193)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(61,269)	(39,952)	(988,313)
Net cash used in investing activities	(61,269)	(39,952)	(988,313)
Net cash provided by (used in) discontinued operations	7,454	(557,662)	(315,779)

CASH FLOW FROM FINANCING ACTIVITIES:
Advances (to) from related parties	(1,947,834)	(2,280,908)	833,125
Advances to a shareholder	(500,129)	(336,779)	75,964
Net cash (used in) provided by financing activities	(2,447,963)	(2,617,687)	909,089
Net cash provided by discontinued operations	395,275	668,162	584,972

Effect of exchange rate change on cash and cash equivalents	(103,674)	8,345	(28,767)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,149,236	820,236	(127,376)

BEGINNING OF YEAR	832,190	11,954	139,330

END OF YEAR	$1,981,426	$832,190	$11,954

Consolidated Balance Sheets	As of December 31,
	2007	2006
ASSETS
Total current assets	11,594,518	6,816,893
Total Non-current assets	4,296,371	4,077,696
TOTAL ASSETS	$15,890,889	$10,894,589

LIABILITIES AND STOCKHOLDERS’ EQUITY
Total current liabilities	9,654,698	11,062,694
Total stockholders’ equity (deficits)	6,236,191	(168,105)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,890,889	$10,894,589

Risk Factors

You should carefully review the following risk factors together with the other information contained in this annual report before making an investment decision.  Our financial position and results of operations may be materially adversely affected by each of these risks.  The market price of your shares in our common stock may decline as a result of each of these risks and investors may lose the value of their investment in whole or in part.  Additional risks not currently known to us or that we now deem immaterial may also adversely affect our business and your investment.

Our business and plan of operation is subject to numerous risk factors, including, but not limited to, the following:

Our limited operating history makes our potential difficult to assess.

 We have no assets or financial resources.  We will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This will most likely result in the Company incurring a net operating loss, which will increase continuously until we can consummate a business combination with a target company.  There is no assurance that we can identify such a target company and consummate such a business combination.

We have no agreement for a business combination and no minimum requirements for a business combination.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.  No particular industry or specific business within an industry has been selected for a target company.  We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which, we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  There is no assurance that we will be able to negotiate a business combination on terms favorable to us.

There is no assurance of our success or profitability.

There is no assurance that we will acquire a favorable business opportunity.   Even if we should become involved in a business opportunity, there is no assurance that we will generate revenues or profits, or that the market price of our outstanding shares will be increased thereby.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties and federal and state requirements which purport to protect investors.  Because of our limited capital, it is more likely than not that any acquisition by us will involve other parties whose primary interest is the acquisition of control of a publicly traded company.  Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

We may not be able to diversify our business.

Because of our limited financial resources, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

We may need additional financing.

We have very limited funds, and such funds, may not be adequate to take advantage of any available business opportunities.  Even if our currently available funds prove to be sufficient to pay for our operations until we are able to acquire an interest in, or complete a transaction with, a business opportunity, such funds will clearly not be sufficient to enable us to exploit the opportunity. Thus, our ultimate success will depend, in part, upon our availability to raise additional capital. In the event that we require modest amounts of additional capital to fund our operations until we are able to complete a business acquisition or transaction, such funds, are expected to be provided by the principal shareholder.  However, we have not investigated the   availability,   source, or terms that might govern the acquisition of the additional capital, which is expected to be required in order to exploit a business opportunity, and will not do so until we have determined the level of need for such additional financing.  There is no assurance that additional capital will be available from any source or, if available, that it can be obtained on terms acceptable to us.  If not available, our operations will be limited to those that can be financed with our modest capital.

We may need to depend upon outside advisors.

To supplement the business experience of our officer and director, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by our officer. Furthermore, it is anticipated that such persons may be engaged on an as needed basis without a continuing fiduciary or other obligation to us. In the event that our officers consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

We may have significant competition for business opportunities and combinations and may be at a competitive disadvantage in completing a business combination.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities.  A large number of established and well-financed entities, including venture capital firms are active in mergers and acquisitions of companies, which may be merged alternatively, acquisition target candidates for us.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, we will also compete in seeking merger or acquisition candidates with other public shell companies, some of which may also have funds available for use by an acquisition candidate.

The reporting requirements imposed upon us may delay or preclude our ability to enter into a business combination.

Pursuant to the requirements of Section 13 of the Exchange Act, we are required to provide certain information about significant acquisitions including audited financial statements of the acquired company.  Because we are a shell company these audited financial statements must be furnished within four business days   following the effective   date of a business combination.   Obtaining audited financial statements are the economic responsibility of the target company.  The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Notwithstanding a target company’s agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to us at the time of effecting a business combination. In cases where audited financials are unavailable, we will have to rely upon un-audited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity.  This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

We lack market research and a marketing organization.

We have neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by us.  In the event demand exists for a transaction of the type contemplated by us, there is no assurance we will be successful in completing any such business combination.

It is probable that we will experience a change in control of ownership and/or management.

     In conjunction with completion of a business acquisition, it is anticipated that we will issue an amount of our authorized, but un-issued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in stockholders of a target company obtaining a controlling interest in us.  As a condition of a business combination agreement, our current stockholders may agree to sell or transfer all or a portion of our common stock they so to provide the target company with all or majority control.  The resulting change in control will likely result in removal of our present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

Stockholders will likely suffer a dilution of the value of their shares upon a business combination.

A business combination normally will involve the issuance of a significant number of additional shares.  Depending upon the value of the assets acquired in such business combination, the per-share value of our common stock may increase or decrease, perhaps significantly.

No public market exists and no public market may develop for our common stock.

There is currently no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate its investment without considerable delay, if at all. If a market should develop, the price may be highly volatile.  Factors such as those discussed in this "Risk Factors” section may have a significant impact upon the market price of the securities.  Owing to the low price of  the  securities,   many  brokerage  firms  may  not  be  willing  to  effect transactions in the securities.  Even if a purchaser finds a broker willing to effect a transaction in these securities,   the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the sales proceeds.

Registration of shares of our common stock may be required for resale.

It is the Commission’s position that securities issued by a "shell" company such as China Agro Technology Holdings Ltd. cannot be sold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 (the "Act"), but must be registered under the Act.  Accordingly, the securities sold to our affiliates may have to be registered under the Act prior to resale.  Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters may also have to be registered prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

There may be restrictions imposed by states on the sale of common stock by investors.

Because our securities have not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware, that there may be significant state Blue Sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.  Accordingly, investors should consider the secondary market for our securities to be a limited one.

We may be subject to additional risks because of doing business in a foreign country.

We may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America.  In such event, we may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners,   corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

The consummation of a business combination may subject the Company and our stockholders to federal and state taxes.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that we may undertake. Currently, such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  We intend to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock is subject to the "penny stock" rules of the Commission and the trading market in our securities is limited, which makes transaction in our stock cumbersome and may reduce the value of an investment in our stock.

The Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

•

that a broker or dealer approve a person's account for transactions in penny stocks; and

•

the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•

obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•

sets forth the basis on which the broker or dealer made the suitability determination; and

•

that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions.  Statements, on a monthly basis, must be sent to the investor listing recent prices for the penny stock and information on the limited market.  Shareholders should be aware that, according to Securities and Exchange Commission Release No.  34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Item  4.

Information on the Company

HISTORY

We were formerly known as Yantai Dahua Holdings Company Ltd.

On December 21, 2007, we acquired all the shares of China Agro-Technology Ltd. (“CAT”), a British Virgin Islands corporation, from the shareholder of CAT pursuant to a Stock Exchange Agreement (the “Acquisition Agreement”) (such transaction hereinafter referred to as “the Acquisition”). Pursuant to the terms of the Acquisition Agreement, we issued an aggregate of 288,000,000 shares of common stock (the “Shares”) to the shareholder and/or designees of the shareholder of CAT.  The Shares were not registered under the Securities Act of 1933, as amended (the “Act”) and were issued in the reliance upon the exemptions from registration provided by section 4(2) of the Act and/or Regulation S, on the basis that the acquisition is a transaction not involving a public offering. All certificates evidencing the Shares bear a customary form of investment legend and may not be sold, pledged, hypothecated or otherwise transferred unless first registered under the Act or pursuant to an available exemption from such registration requirements.

In connection with the Acquisition Agreement, we changed our name to China Agro-Technology Holdings Ltd. .  Accordingly, all references to the “Company,”  “we,” “us”, or “our,” in this Form 20-F shall include China Agro-Technology Holdings Ltd. and any and all of our subsidiaries.

In addition, on December 21, 2007, we entered into a Subsidiary Stock Purchase Agreement (the “Disposition Agreement”) with Tang Yuxiang (“Tang”), pursuant to which we sold all of the shares of common stock of Australia China Investments Limited, our wholly-owned company (“Australia China”) to Tang in exchange for Tang assuming all of the debt of the Company prior to the Acquisition Agreement.

The amount of consideration paid to the CAT Shareholder for CAT was determined through arm’s-length negotiations between the parties. There are no material relationships between the CAT Shareholder and us or any of our affiliates, any of our directors or officers, or any associate of such directors or officers.

Following the closing of the Acquisition, we had 321,447,000 shares of its common stock issued and outstanding.

BUSINESS OVERVIEW

Upon the closing of the Acquisition, we own 100% of the shares in CAT, which in turn owns 100% of the shares in Tian Agro Technology Ltd., a British Virgin Islands company, which in turn owns 100% of the shares in Tian Agro-Technology Pte Ltd, a Singapore incorporated company, which in turn owns 80% of the shares in Qingyuan Zhao Tian Eco-Agriculture Co., Ltd.

Qingyuan City Zhao Tian Eco-Agriculture Co., Ltd was set up in Qingyuan City, Guangdong Province, People’s Republic of China, or PRC, in 1997 for the purpose of eucalyptus cultivation.  Because of our indirect ownership of Qingyuan City Zhao Tian Eco-Agriculture Co., Ltd, we were in the business of eucalyptus cultivation.

However, February 18, 2008, the board of directors of our subsidiary, CAT, approved the sale of all its equity interest in Tian Agro-Technology Ltd, represented by 1,149,107 issued Ordinary Shares of US$1.00 each to Mr. Leong Kiat Keong for a total consideration of US$1.00.

Pursuant to such approval, CAT entered into a sale and purchase agreement dated February 18, 2008 with Mr. Leong Kiat Keong to sell all its equity interest in Tian Ago-Technology Ltd.  The sale closed on February 18, 2008.

Our company structure, effective February 18, 2008 is as follows:

China Agro-Technology Holdings Ltd

China Agro-Technology Ltd

As of February 18, 2008, we became a “shell company” as defined under Rule 12b-2 of the Exchange Act as a registrant, other than an asset-backed issuer, that has (i) no or nominal operations; and (ii) either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Private companies wishing to become publicly traded may wish to merge with a shell company through a reverse merger or reverse acquisition transaction whereby the shareholders of the private company become the majority of the shareholders of the combined company.  The private company may purchase for cash all or a portion of the common shares of the shell corporation from its major stockholders.  Typically, the officers and directors of the private company become the new officers and directors of the combined company and often the name of the private company becomes the name of the combined entity.

 We have very limited capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity.  We intend to seek opportunities demonstrating the potential of long-term growth.  Presently, we have yet to identify a business opportunity that we plan to pursue, and we have not reached any agreement or definitive understanding with any person concerning an acquisition.

No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions.  Furthermore, no assurance can be given that any acquisitions, which do occur, will be on terms that are favorable to us or our current stockholders.

Our search will be directed toward small and medium-sized enterprises, which have a desire to become public corporations.  In addition these enterprises may wish to satisfy, either currently or in the reasonably near future, the minimum tangible asset requirement in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange (See the subsection of this Item 4 called “Investigation and Selection of Business Opportunities").  We anticipate that the business opportunities presented to us will either (i) be in the process of formation, or be recently organized with limited operating history or a history of losses attributable to under-capitalization or other factors; (ii) experiencing financial or operating difficulties; (iii) be in need of funds to develop new products or services or to  expand  into a new  market,  or  have  plans  for  rapid  expansion  through acquisition of competing businesses; or (iv) have other similar characteristics. We intend to concentrate our acquisition efforts on properties or businesses that we believe to be undervalued or that we believe may realize a substantial benefit from being publicly owned.  Given the above factors, investors should expect that any acquisition candidate might have little or no operating history, or a history of losses or low profitability.

We do not propose to restrict our search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of our limited resources.  Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions and other factors.

Any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.  In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by us or be purchased from our current principal stockholders by the acquiring entity or its affiliates.  If stock is purchased from the current principal stockholders, the transaction is likely to result in substantial gains to the current principal stockholders relative to their purchase price for such stock.  In our judgment, none of our then officers and directors would thereby become an underwriter within the meaning of the Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain of our principal stockholders would occur at a time when minority stockholders are unable to sell their shares because of the lack of a public market for such shares.

Depending upon the nature of the transaction, our current officer and director may resign his management and board position in connection with a change of control or acquisition of a business opportunity (see the subsection of this Item 4 called "Form of Acquisition" and subsection of Item 3 called "Risk Factors").  In the event of such a resignation, our current management would thereafter have no control over the conduct of our business.

It is anticipated that business opportunities will come to our attention from various sources, including our officer and director, our stockholder, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community and others who may present unsolicited proposals. We have no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon our analysis of the quality of the other company’s management and personnel, the anticipated acceptability of new products  or  marketing  concepts,  the  merit  of  technological  changes,  the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical  operations  of a  specific  business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

It is anticipated that we will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of our limited financing.  This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

Certain types of business acquisition transactions may be completed without any requirement that we first submit the transaction to the stockholders for their approval.  In the event the proposed transaction is structured in such a fashion that stockholder approval is not required, holders of our securities (other than principal stockholders holding a controlling interest) should not anticipate that they would be provided with financial statements or any other documentation prior to the completion of the transaction.  Other types of transactions may require prior approval of the stockholders.

In the event a proposed business combination or business acquisition transaction requires stockholder approval, we will be required to prepare a Proxy or Information Statement describing the proposed transaction, file it with the Commission for review and approval, and mail a copy of it to all our stockholders prior to holding a stockholder meeting for purposes of voting on the proposal or if no stockholders meeting will be held, prior to consummating the proposed transaction.  Minority shareholders may have the right, in the event the transaction is approved by the required number of stockholders, to exercise statutory dissenter’s rights and elect to be paid the fair value of their shares.

The analysis of business opportunities will be undertaken by or under the supervision of our current management.  Although there are no current plans to do so, our management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder’s fee.  Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid.  However, due to our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

Otherwise, in analyzing potential business opportunities, our management anticipates that it will consider, among other things, the following factors:

•

potential for growth and profitability indicated by new technology, anticipated market expansion, or new products;

•

our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

•

whether, following a business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the near future of becoming, sufficient to enable our securities to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15g-9 adopted by the Commission (See the subsection of this Item 3 called "Risk Factors");

•

capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

•

the extent to which the business opportunity can be advanced;

•

competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

•

strength and diversity of existing management or management prospects that are scheduled for recruitment;

•

the cost of our participation as compared to the perceived tangible and intangible values and potential; and

•

the accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

We are unable to predict when we may participate in a business opportunity.  We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing as much relevant information as possible, including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, un-audited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period not to exceed 60 days following completion of a merger or acquisition transaction; and the like.

As part of our investigation, our executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent our limited financial resources and management expertise allow them to do so.

It is possible that the range of business opportunities that might be available for consideration by us could be limited by the impact of the Commission regulations regarding purchase and sale of penny stocks.  The regulations would affect, and possibly impair, any market that might develop in our securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the penny stock regulations (see the subsection of this Item 3 called “Risk Factors – Regulation of Penny Stocks”).

We believe that various types of potential merger or acquisition candidates might find a business combination with us to be attractive.  These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates, which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public  market  for  their  securities  would  be  beneficial,  and  acquisition candidates  which  plan  to  acquire   additional  assets  through  issuance  of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with us to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which we may participate in a business opportunity.  Specific business opportunities will be reviewed as well as our respective needs and the promoters of the opportunity and, upon the basis of the review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected.  Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements.  We may act directly or indirectly through an interest in a partnership, corporation or other form of organization.  Implementing such structure may require our merger, consolidation or reorganization with other corporations or forms of business organization.  In addition, our present management and shareholders most likely will not have control of a majority of the voting stock of the Company following a merger or reorganization transaction. As part of such a transaction, our existing director may resign and new directors may be appointed without any vote by shareholders.

It is likely that we will acquire a participation in a business opportunity through the issuance of our common stock or other securities.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called B tax free reorganization under the Internal Revenue Code of 1986 as amended, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e., 80% or more) of the common stock of the combined entities immediately following the reorganization.  If a transaction were structured to take advantage of these provisions rather than other tax-free provisions provided under the Internal Revenue Code, our current stockholder would retain 20% or less of the total issued and outstanding shares.  This could result in substantial additional dilution in his equity to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in our by the current officer, director and principal stockholder.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available.  In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated or under certain conditions at specified times thereafter.  The issuance of substantial additional securities and their potential sale into any trading market that might develop in our securities may have a depressive effect upon such market.

We will participate in a business opportunity only after the negotiation and execution of a written agreement.  Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed set forth remedies upon default, and include miscellaneous other terms.

As a general matter, we anticipate that we, and/or our principal stockholder(s) will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement.  Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.  Neither we nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement is executed.  Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specific grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others.  If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable.  Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, our inability to pay until an indeterminate future time may make it impossible to produce goods and services.

Competition

We expect to encounter substantial competition in our efforts to locate attractive business combination opportunities.  The competition may in part come from business development companies, venture capital partnerships and corporations, small investment companies, brokerage firms, and the like. Some of these types of organizations are likely to be in a  better position than us to obtain access to attractive business acquisition candidates either because they have greater experience, resources and managerial capabilities than us, because they are able to offer immediate access to limited amounts of cash, or for a variety of other reasons.  We also will experience competition from other public companies with similar business purposes, some of which may also have funds available for use by an acquisition candidate.

JOINT VENTURE

In July 2007, our former subsidiary, Tian Agro-Technology Ltd., entered into a joint venture and shareholders’ agreement with Sebuku Nusantara Indonesia Perkasa (“Sebuku”), an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both parties agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between Tian Agro-Technology Ltd. and Sebuku. Pursuant to the agreement, Tian Agro-Technology Ltd. was committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.  The agreement was subsequently assigned to our wholly-owned subsidiary, CAT, on February 15, 2008.

As of the date of this report, the joint venture company had not yet been established in accordance with the timetable set forth in the agreement.  The one-year effective period of the joint venture and shareholders’ agreement lapsed on July 18, 2008, and our management is currently in discussions to extend the duration of the agreement.

EMPLOYEES

As of December 31, 2007, we had approximately 136 and 10 full-time employees based in PRC and Singapore respectively. Of these full time employees, 15 and 131 were managerial personnel and forestry workers respectively. We do not have part-time employees.  We consider our relations with our employees to be good. Contract workers are employed as and when required during the planting season.  Based on our past experience, contractors are readily available and this is a cost effective way to operate our plantations.

DESCRIPTION OF PROPERTY

Principal Executive Offices

We maintain our principal office at 7 Temasek Boulevard #04-02, Suntec Tower One, Singapore 038987. Our telephone number at that office is 65- 64 382232. Our current office space consists of approximately 3,500 square feet. The lease runs until December 31, 2009 at a cost of US$11,000 per month, and thereafter we have an option for extension for another 3 years at a cost of then prevailing market cost. We believe that our current office space and facilities are sufficient to meet our present needs and do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

LEGAL PROCEEDINGS

 From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Item 4A.

Unresolved Staff Comments

None.

Item 5.

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

(1) significant increases in competitive pressure in the forestry and biofuel industry;

(2) general global economic conditions;

(3) changes in the regulatory environment; and

(4) changes in the securities markets.

Therefore, the information set forth in such Forward-Looking Statements should be carefully considered when evaluating the business prospects of the Company.

You should read the following discussion in conjunction with our consolidated financial statements including the notes thereto.  The consolidated financial statements of China Agro-Technology Holdings Ltd have been prepared in conformity with U.S. Generally Accepted Accounting Principles.

Critical Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Buildings	20 years	10%
Office equipment, furniture and fittings	5 years	10%
Leasehold improvements	3 years	10%
Motor vehicles	5 – 6 years	10%

Expenditure for maintenance and repairs is expensed as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

Revenue Recognition

We recognize revenue when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed and determinable, and (4) collectability is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Revenue from the sale of saplings is recognized when legal title passes to the customer, which is generally upon delivery of saplings.

Revenue from the sale of plantation technology right is recognized when legal title passes to the customer, which is generally upon signing and delivery of a legally executed technology transfer deed to the customers.

Results of Operations

Fiscal year 2007 vs. Fiscal year 2006

Revenue

Revenue for the years ended December 31, 2007 and 2006 was $11,420,125 and $0, respectively. The revenue for the year ended December 31, 2007 was primarily attributable to the income derived from technology transfer fees and sale of saplings.

Cost of Revenue

Cost of revenue includes direct and indirect costs associated with the supply of saplings and fertilizer. Cost of revenue for the years ended December 31, 2007 and 2006 was $2,000,000 and $0, respectively. The gross profit for the years ended December 31, 2007 and 2006 was $9,420,125 and $0, respectively. As a percentage of revenue, this translates to a gross margin of 82.5% and 0% for the years ended December 31, 2007 and 2006, respectively. The gross margin improvement was primarily attributable to the recognition of income during the year ended December 31, 2007.

Operating Expenses

Research and Development. Research and development expenses mainly consisted of salaries allocated to the development of new products. Research and development expenses for the years ended December 31, 2007 and 2006 were $75,676 and $0, respectively.  The increase in research and development expenses was primarily attributable to expenses incurred in conducting research relating to aeroponic agro-biotechnology and related fertilizers.

Written-off amount due from related parties. During the year ended December 31, 2007, amounts due from related parties were $498,897, which have been long outstanding and deemed uncollectible by the directors, were written off. There was no such write-off for the year ended December 31, 2006.

Selling and Marketing. Selling and marketing expenses consist principally of salaries. Selling and marketing expenses for the years ended December 31, 2007 and 2006 were $19,582 and $0, respectively. The increase of $19,582 was primarily attributable to an increase in marketing activities.

General and Administrative. General and administrative expenses consist principally of salaries, rentals, traveling and accommodation expenses. General and administrative expenses for the years ended December 31, 2007 and 2006 were $1,536,326 and $242,850, respectively. The increase of $1,293,476 was primarily attributable to an increase in rentals, traveling and accommodation expenses, audit fees, legal fees, and an increase in the number of employees.

Other Income.  Other income consists primarily of interest earned from the banks. For the years ended December 31, 2007 and 2006, total other income was $148 and $88, respectively. The increase in total other income was primarily attributable to excess funds that were placed in interest-bearing bank accounts.

Net Income (Loss)

We had a net income of $6,527,555 for the year ended December 31, 2007 compared to a net loss of $930,654 for the year ended December 31, 2006 primarily resulting from the recognition of income derived from technology transfer fees and sale of saplings during the year ended December 31, 2007.

Our accounts receivables for the year ended December 31, 2007 amounted to $488,998 as compared to $0 for the year ended December 30, 2006. The increase in our accounts receivables resulted primarily from the commencement of operations during the year ended December 31, 2007.

Fiscal year 2006 vs. Fiscal year 2005

Revenues

We had no revenue for the years ended December 31, 2006 and 2005.

Cost of Revenue

There was no cost of revenue for the year ended December 31, 2006 and 2005.

Operating Expenses

General and Administrative. General and administrative expenses consist principally of salaries, rentals, traveling and accommodation expenses. General and administrative expenses for the years ended December 31, 2006 and 2005 were $242,850 and $20,310, respectively. The increase of $222,540 was primarily attributable to an increase in rentals, traveling and accommodation expenses, audit fees, legal fees, and an increase in the number of employees.

Other Income.  Other income consists primarily of interest earned from the banks. For the years ended December 31, 2006 and 2005, total other income was $88 and $0, respectively. The increase in total other income was primarily attributable to excess funds that were placed in interest-bearing bank accounts.

Net Loss

We had a net loss of $930,654 and $275,806 the year ended December 31, 2006 and 2005 respectively. The increase in net loss by $654,848 for the year ended December 31, 2006 was primarily attributable to an increase in rentals, traveling and accommodation expenses, and an increase in the number of employees.

Information Regarding Significant Financial Factors

Inflation generally affects companies by the cost of labor, equipment, and raw materials. We do not believe that inflation has had, or will have, any material effect on the Company's business.

B.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flow statement is enclosed herein on F-5. The Company's primary sources of funding are (i) cash flow from operating activities, and (ii) loans from related parties and shareholders.

Operating Activities

Net cash provided by operating activities was $3,735,056 for the year ended December 31, 2007, as compared to $3,480,069 net cash provided by the operating activities for the year ended December 31, 2006. The increase was primarily attributable to an increase in accounts payable and an increase in customer collections.

Net cash used by operating activities of our fee timber operations, which were discontinued as of December 31, 2007, was $375,643 and $121,039 for the year ended December 31, 2007 and 2006 respectively. The increased was mainly due to more working capital were used by the discontinued operations.

Net cash provided by operating activities was $3,480,069 for the year ended December 31, 2006, compared to $19,385 net cash used in the operating activities for the year ended December 31, 2005. The change was primarily attributable to an increase in deposits placed by a customer and an increase in other payables and accrued liabilities.

Net cash used in operating activities of our fee timber operations (which were subsequently discontinued as of December 31, 2007) was $121,039 and $269,193 for the year ended December 31, 2006 and 2005 respectively. The decrease was primarily attributable to a decrease in working capital that was used by the discontinued operations for the year ended December 31, 2006.

Investing Activities

Net cash used in investing activities increased to $61,269 for the year ended December 31, 2007, from $39,952 for the year ended December 31, 2006, primarily as a result of the purchase of new office equipment, furniture and fittings.

Net cash provided by investing activities of discontinued fee timber operations was $7,454 for the year ended December 31, 2007, as compared to $557,662 used in investing activities of discontinued operations. The increase was primarily attributable to proceeds from disposal of assets by the discontinued operations.

Net cash used in investing activities was $39,952 for the year ended December 31, 2006, compared to net cash used in investing activities of $988,313 for the year ended December 31, 2005. Net cash used in investing activities for the year ended December 31, 2006 consisted primarily of purchase leasehold improvement.

Net cash used by investing activities of discontinued operations were $557,662 and $315,779 for the years ended December 31, 2006 and 2005 respectively. The increase was primarily attributable due to the acquisition of timberland assets by the discontinued operations.

Financing Activities

Net cash used in financing activities was $2,447,963 for the year ended December 31, 2007, as compared to $2,617,687 for the year ended December 31, 2006. The increase was primarily attributable to an increase in advances to related parties and a shareholders for the purpose of temporary advances.

Net cash provided by financing activities of discontinued operations was $395,275 for the year ended December 31, 2007, as compared to $668,162 for the year ended December 31, 2006. The decrease in net cash provided was primarily attributable to a decrease in local borrowings by the discontinued operations.

Net cash used in financing activities was $2,617,687 for the year ended December 31, 2006, as compared with net cash provided by the financing activities of $909,089 for the year ended December 31, 2005. This change was primarily attributable to an increase in advances to related parties and a shareholder for the purpose of temporary advances.

Net cash provided by financing activities of discontinued operations was $668,162 for the year ended December 31, 2006, as compared to $584,972 for the year ended December 31, 2005. The increase in net cash provided was primarily attributable to an increase in local borrowings by the discontinued operations.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

In June 2006, Dr. He Tian contributed the eucalyptus tree plantation technology at a total consideration of $20,000,000 to us. The consideration was satisfied by the creation of a shareholder loan to Dr. He. Our management subsequently reevaluated this acquisition and determined that we were facing significant obstacles to patenting this technological know-how.  On July 24, 2008, our management agreed to cancel the purchase of the technological know-how from Dr. He.  In an authorization letter dated July 24, 2008, Dr. He authorized us to have the free use of his technological know-how in the future and also waived his claims on any past-due revenue and profits derived from his plantation technological know-how.

For the year ended December 31, 2007, we have incurred $75,676 expenditure in research and development of agro-biotechnology.

D.

TREND INFORMATION

As of the year ended December 31, 2007, we are a development stage company and cannot predict any trends, uncertainties, demands, commitments or event that are reasonably likely to have a material impact on the current financial year’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

E.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have made any off-balance sheet arrangements.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2007, the Company, through its former subsidiary, QYZT, had entered into commitments with the Chinese Research Institute of Tropical Forestry to set up a laboratory with a maximum investment quantum of approximately $657,000 (equivalent to RMB 5,000,000) for the research and development of agro-biotechnology relating to eucalyptus tree.  Since the Company disposed of QYZT on February 18, 2008, these commitments have ceased.

On July 18, 2007, our former subsidiary, Tian Agro-Technology Ltd., entered into a joint venture and shareholders’ agreement with Sebuku Nusantara Indonesia Perkasa (“Sebuku”), an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both parties agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between Tian Agro-Technology Ltd. and Sebuku. Pursuant to the agreement, he Tian Agro-Technology Ltd. was committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.

The agreement was subsequently assigned to our wholly-owned subsidiary, CAT, on February 15, 2008.  As of the date of this report, the joint venture company had not yet been established in accordance with the timetable set forth in the agreement.  The one-year effective period of the joint venture and shareholders’ agreement lapsed on July 18, 2008, and our management is currently in discussions to extend the duration of the agreement.

G.

SAFE HARBOR

None/Not Applicable.

Item 6.

Directors, Senior Management and Employees

A.

 DIRECTORS AND SENIOR MANAGEMENT

Below are the names and certain information regarding our executive officers and directors following completion of the acquisition.

Name	Age	Position
Dr. He Tian	57	Chairman and Chief Executive Officer
Paw Yew Hock	40	Chief Financial Officer and Director
Gong Sixin	40	Chief Financial Officer, China and Director
Zhou Qiming	36	Corporate Planner and Director
Yang Liuqing	40	Chief Operating Officer
Cheong Kum Hong	49	Independent Director
Amin Najib Habib	54	Independent Director
Zuo Nai Yuan	54	Independent Director

Officers are elected annually by the Board of Directors, at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Dr. He Tian –Chairman and  Chief Executive Officer

On December 21, 2007, Dr. He was appointed as the Chairman of our Board of Directors and as our Chief Executive Officer.   From 2000 to 2007, Dr. He has conducted extensive research into the area of agro-technology and has successfully completed experimental field testing for bamboos, roses, broussonetia papyrifera, agarwood, etc.

Dr. He was one of the early entrepreneurs to enter the Chinese market in the early 1980s. Possessing a keen insight into Chinese corporate philosophy Dr. He quickly established excellent high-level working relations within the People’s Republic of China and was subsequently appointed to various key positions including economic advisory roles in Hainan, Guangxi, Sichuan and Shandong Provinces and Beijing from 1980 to 2000.  With years of corporate experience, Dr. He holds advisory positions for key Chinese corporations including China Metallurgical, Beijing Securities and China Securities. In addition to his business acumen, Dr. He has an in-depth knowledge of Chinese literature and culture.

Dr. He holds a Doctorate of Philosophy in Business Management from Honolulu University, a degree in Business Studies from the Nanyang University of Singapore and a Master’s Degree in Business Administration from the East Asia University of Macau. His 20 years of financial and operational experience within the Chinese market is a key contributing factor to the success of our operations.

Paw Yew Hock – Chief Financial Officer and Director

On December 21, 2007, Mr. Paw was appointed as a member of our Board of Directors and as our Chief Financial Officer.  Mr. Paw is our Director and Chief Financial Officer responsible for all aspects of financial management and accounting. He has extensive experience in accountancy, auditing and business consulting.  Prior to joining us, from September 2000 to September 2005, he was a Manager in Soh & Wong Management Consultants Pte Ltd., where he was responsible for executing consulting assignments in business planning, reviewing financial operations, implementing management reporting systems and assisting clients in preparation of profit forecasts.  In addition, Mr. Paw was employed as an Audit Assistant, Assistant Manager and company director in various public accountancy firms between 1993 and 2000. He holds a Bachelor of Accountancy degree from the Nanyang Technological University and has been a member of the Institute of Certified Public Accountants of Singapore since 1999.

Gong Sixin  – Chief Financial Officer, China  and Director

On July 7, 2008, Mr. Gong was appointed as a member of our Board of Directors. Mr. Gong has almost 20 years experience in financial and accounting. Before joining us, he was the Financial Controller in Shenzhen Everbright Investments Group from May 1993 to January 2000, Hong Kong Strength Group from March 2000 to September 2005. He was also the Financial Controller for Shandong Weigao Group, a company listed in Hong Kong Stock Exchange (Hk 8199) between October 2005 to December 2006, and 3NOD Digital Group between January 2007 to July 2007, the first foreign company listed in Korea Exchange (A900010 KRX). Mr. Gong graduated from Zhongnan University of Financial & Economic in 1990 with a Bachelor of Economics degree and obtained his Master of Economics degree from Fudan University in 1997. Mr. Gong is a Chinese Senior Accountant and a member of Chinese Institute of Certified Public Accountants.

Zhou Qiming  – Corporate Planner  and Director

On July 7, 2008, Mr. Zhou was appointed as a member of our Board of Directors. Mr. Zhou has 12 years of experience in investment, operation management, corporate planning and legal affairs. Prior to joining us, Mr. Zhou headed the Finance Advisory with China Venture Capital Research Institute (HK) between December 2006 and March 2008 and held senior management position with several business groups in China such as the Guangzhou’s Zhongyang Group from November 2005 to October 2006, Shenzhen’s Dichen Group between July 2004 and October 2005, Wuhan’s Hong Lim Group from July 2003 to June 2004, and China Resources in Hong Kong from July 2001 to June 2003. He was also a tutor with Wuhan University of Hydraulic & Electric Engineering between July 1993 and June 1998. Mr. Zhou obtained his Master of Business Administration degree from Tsinghua University and a Master of Laws degree from Peking University in June 2001.

Yang Liuqing  – Chief Operating Officer

On July 8, 2008, Mr. Yang was appointed Chief Operation Officer. Mr. Yang has 18 years of experience in forestry operation management, trading and sales of timber wood. Prior to joining us in October 2007, Mr. Yang worked as Assistant Director of Forest Economy Management in Forestry Administration of Guangdong between July 1990 to April 1994, as Superintendent in Forestry Administration in Shenzhen between May 1994 to August 1998, as Executive Deputy General Manager in Shenzhen Material Group Co., Ltd. between September 1998 to August 2003, and as General Manager in Shenzhen Timber Group Co., Ltd. between September 2003 to September 2007. Mr. Yang holds a Bachelor in Engineering degree and a Masters in Forest Economy Management degree from Central South University of Forestry and Technology, as well as a Master of Business Administration degree from Peking University.

Cheong Kum-Hong –Independent Director

On December 21, 2007, Mr. Cheong was appointed as a member of our Board of Directors.  Since November 1999 to March 2007, Mr. Cheong has also been the Chief Investment Officer and a Director of Commerzbank Asset Management Asia in Singapore. Before joining Commerzbank Asset Management Asia in 1999, Mr. Cheong worked for DBS Asset Management from July 1995 to October 1999, where he was the Chief Investment Officer. Prior to this appointment from February 1991 to June 1995, Mr. Cheong headed the Asian investment team of Nippon Life Insurance of Japan based in Singapore. He was with the investment bank of Citibank, Singapore as a member of the bank’s proprietary trading team. Mr. Cheong started work at the Government of Singapore Investment Corporation in 1986. Mr. Cheong graduated from the University of Tokyo, Japan with a Bachelor of Arts degree in Economics. He is a Chartered Financial Analyst.

Amin Najib Habib –Independent Director

On July 7, 2008, Mr. Habib was appointed as a member of our Board of Directors. Mr. Habib brings to the Board his rich experience and network not only with the Kuwaiti and Middle Eastern investment communities but also with assets management teams in international financial institutions, and will help generate awareness and interest in us. He was with the office of the Kuwait Royal Family, the Investment Holding Company from 1977 to 1997. His portfolio of management responsibilities includes Kuwait Investment Office where he worked closely with financial institutions like the Merrill Lynch, Yamaichi, EF Hutton, Swiss Bank Corp and Union Bank of Switzerland. In the 20 years, he held many posts involved with international protocol procedures coordinating with embassies and governmental agencies on behalf of the Royal Family. He also held general management appointments in various trading, construction, manufacturing businesses in the Middle East region.

Zuo Nai Yuan  –Independent Director

On July 7, 2008, Mr. Zuo was appointed as a member of our Board of Directors. Mr. Zuo started his working career in Accounting & Administration Department in People’s Bank of China, Guangzhou City Branch. He later joined Bank of China and held various portfolio functions including International Trading Settlement, Credit and other areas. He moved up in the bank corporate ladder to become Vice General Manager of the bank and as Senior Manager of the bank’s Singapore Branch. He was later working as advisor and consultant to many business groups including Indonesia’s Sina Mas Group, Hong Kong’s New World China Land. Mr. Zuo is now a director and General Manager of private investment groups. Mr. Zuo graduated in English from South China Normal University, Guangzhou, China and holds a Master of Business Administration degree from Pacific Western University, USA.

B.

COMPENSATION

Compensation to Directors

For the year ended December 31, 2007, we paid no compensation paid to any director or to its directors as a group. During the year of 2008, we have no plans to pay the directors any compensation. There are no stock options, retirement plans, nor agreements for compensation upon separation from the Board of Directors.

Compensation to Officers

For the Company, the salaries paid by the Company or its subsidiaries to the officers for the year ended December 31, 2007 are:

Name	Remuneration Paid
Dr. He Tian	US$ 54,000
Paw Yew Hock	US$ 54,000
Tang Qiu Ting	US$ 23,000
Cheong Kum Hong	US$ Nil
Chen Zhi Wei	US$ 7,000
Lee Chong Gim Daniel	US$ Nil

The total contribution to a defined contribution pension scheme under Central Provident Fund operated by the local government for all its eligible employees in Singapore was $32,413, $4,420 and $0 for the year ended December 2007, 2006 and 2005 respectively.

C.

BOARD PRACTICES

None/ Not applicable.

D.

EMPLOYEES

As of December 31, 2007, we had approximately 136 and 10 full-time employees based in PRC and Singapore respectively. Of these full time employees, 15 and 131 were managerial personnel and forestry workers respectively. We do not have part-time employees.  We consider our relations with our employees to be good. Contract workers are employed as and when required during the planting season.  Based on our past experience, contractors are readily available and this is a cost effective way to operate our plantations.

E.

SHARE OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our company’s capital stock as of August 11, 2008 as to

•

Each person known to beneficially own more than 5% of the Company’s common stock

•

Each of our directors

•

Each executive officer

•

All directors and officers as a group

Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)	Percentage of Class (2)	Title of Class
Dr. He Tian	128,576,000 (3)	40.00%	Common
Paw Yew Hock	0	0%	Common
Gong Sixin	0	0%	Common
Zhou Qiming	0	0%	Common
Yang Liuqing	0	0%	Common
Tang Qiu Ting – resigned on July 8, 2008	0	0%	Common
Cheong Kum Hong	0	0%	Common
Chen Zhi Wei – resigned on July 8, 2008	0	0%	Common
Lee Chong Gim Daniel – resigned on July 8, 2008	0	0%	Common
Amin Najib Habib	0	0%	Common
Zuo Nai Yuan	0	0%	Common
All officers and directors as a group ( 6 persons)	128,576,000 (3)	40.00%	Common
Tian Investments Group Ltd. (3)	128,576,000	40.00%	Common
Rontric Investment Holding Ltd. (4)	31,456,000	9.79%	Common
Titanium Capital Pte Ltd. (5)	31,403,000	9.77%	Common
Boulevard Holdings Group Ltd. (6)	29,552,000	9.19%	Common
De An Men Holdings Pte Ltd. (7)	30,137,000	9.38%	Common

* Less than 1%.

(1)

Except as otherwise indicated, the address of each beneficial owner is c/o China Agro-Technology Ltd., 7 Temasek Boulevard #04-02, Suntec Tower One, Singapore 038987.

(2)

Applicable percentage ownership is based on 321,447,000 shares of common stock outstanding as of August 11, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of August 11, 2008 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of August 11, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Dr. He Tian has voting and investment control of the shares owned by Tian Investments Group Ltd.

(4)

Cheung Man Ah has voting and investment control of the shares owned by this entity.

(5)

Goh Hoon Seow has voting and investment control of the shares owned by this entity.

(6)

Ong Kah Choo has voting and investment control of the shares owned by this entity.

(7)

Choo Seng Wah has voting and investment control of the shares owned by this entity.

Item 7.

Major Shareholders and Related Party Transactions

For a description of our recent acquisition of CAT, see subsection of Item 4 called “History”.  Prior to our acquisition of CAT, our largest shareholder was Magic Growth Investments Limited, which owned 53.82% of our common stock and which was controlled by Mr. Tang Yuxiang, the former Chairman and Chief Executive Officer of Yantai Dahua Holdings Company Ltd.

For a more detailed description regarding the current share ownership of our management and major shareholders, please see the subsection of Item 6 subsection entitled “Share Ownership – Security Ownership of Certain Beneficial Owners and Management” above.

For a description of related party transactions, see Note 4 of the consolidated financial statements.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

See pages F-1 and following for the consolidated financial statements required by this item.

Item 9.

The Offer and Listing.

There is no established trading market in the United States or elsewhere for shares of our common stock and there has been no established trading market at any time.  Our common stock is quoted on the Over the Counter Bulletin Board (“OTCBB”) under the symbol, “CAGTF.OB”.  The following table sets forth, for the calendar periods indicated, the range of the high and low last reported bid prices of our common stock from January 1, 2002 through December 31, 2007, as reported by the OTC Bulletin Board.  The quotations represent inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.  The quotations may be rounded for presentation.

Period	High	Low
January 1, 2002 - December 31, 2002	$7.00	$0.27
January 1, 2003 - December 31, 2003	$4.50	$0.05
January 1, 2004 - December 31, 2004	$0.26	$0.05
January 1, 2005 - December 31, 2005	$0.23	$0.02
First Quarter 2006	$0.05	$0.02
Second Quarter 2006	$0.04	$0.02
Third Quarter 2006	$0.10	$0.02
Fourth Quarter 2006	$0.07	$0.02
First Quarter 2007	$0.06	$0.02
Second Quarter 2007	$0.40	$0.04
July 2007	$0.35	$0.35
August 2007	$0.35	$0.10
September 2007	$0.35	$0.10
October 2007	$0.30	$0.23
November 2007	$0.30	$0.20
December 2007	$1.10	$0.20

On August 11, 2008, the last price of our common stock as reported on the OTC Bulletin Board was $0.10 per share.

Item 10.

Additional Information

A.

SHARE CAPITAL

See the balance sheet included in the financial statements for information about the share capital as of December 31, 2007.  See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION.

This information, contained in the by-laws of Equity Finance Holding Corporation and the Memorandum of Association and Articles of Association of Equity Finance Holding Corporation, IBC No. 6825, incorporated, Belize, 6 March 1998, is hereby incorporated by specific reference in this annual report to Exhibits 1 and 2 to the registration statement on Form 8-A12G dated February 20, 2003.  Subsequent amendments to the Memorandum of Association and Articles of Association dated as of October 19, 2007 and December 28, 2007, are filed as exhibits to this annual report.

C.

Material Contracts

A summary of material contract entered into by the Company during the normal course of business for the two years preceding the date of this report are as follows:

•

Technology Transfer Agreement, dated as of September 1, 2006, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.

On September 1, 2006, our former subsidiary, Tian Agro-Technology Ltd., entered into a Technology Transfer Agreement with Sebuku Nusatara Indonesia Perkasa (“Sebuku”) pursuant to which the Company agreed to grant Sebuku an exclusive five-yearlicense for the use of the company’s plantation management technology with respect to certain species of eucalyptus trees in Indonesia in consideration of Sebuku’s agreement to pay the Company (i) a one-time, non-refundable, non-creditable technology license fee of US$20,000,000, and (ii) additional royalty fees of (a) US$0.10 for every seed that the Company delivers to Sebuku and (b) US$0.10 for every sapling that is sold to third parties under the Technology Transfer Agreement. As of December 31, 2007, the Company had received approximately US$11,000,000 from Sebuku for the use of such technological know-how and the sale of saplings as mentioned below.  The technology transfer agreement was subsequently assigned to our wholly-owned subsidiary, CAT, on February 15, 2008.

•

Sapling Sales Agreement, dated as of June 6, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.

On June 6, 2007, our former subsidiary, Tian Agro-Technology Ltd., entered into a Contract for the Sale of Eucalyptus Sapling and Micro Ecosystem Energy Fertilizer with Sebuku for the sale of certain species of eucalyptus trees and fertilizer. The total amount of the sale pursuant to the Contract was US$7,000,000.  This agreement was subsequently assigned to our wholly-owned subsidiary, CAT, on February 15, 2008.

•

Joint Venture Agreement, dated as of July 18, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.

On July 18, 2007, our former subsidiary, Tian Agro-Technology Ltd., entered into a joint venture and shareholders’ agreement with Sebuku Nusantara Indonesia Perkasa (“Sebuku”), an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both parties agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between Tian Agro-Technology Ltd. and Sebuku. Pursuant to the agreement, Tian Agro-Technology Ltd. was committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.  The agreement was subsequently assigned to our wholly-owned subsidiary, CAT, on February 15, 2008.

As of the date of this report, the joint venture company had not yet been established in accordance with the timetable set forth in the agreement.  Because the one-year effective period of the joint venture and shareholders’ agreement lapsed on July 18, 2008, and our management is currently in discussions to extend the duration of the agreement.

•

Licensing Agreement, dated as of September 20, 2007, by and between China Agro-Technology Ltd. and Tian Investments Group Ltd.

On September 20, 2007, we entered into a Licensing Agreement with Tian Investments Group Ltd. (“TIGL”), a former principal shareholder of the Company, pursuant to which we transferred a nonexclusive license related to the rapid propagation of saplings for large-scale plantation and management, to be used by TIGL in its plantation program in the Philippines.  The license pertained to new methodologies and findings in aeroponic propagation, nursery management and forestry of selected species of genetically engineered trees for commercialized plantations, including but not limited to unique strains of hybrid eucalyptus, pine and Chinese fir.  Pursuant to the agreement, TIGL was to pay us a one-time, non-refundable, non-creditable fee of $10 million for the license and related aeroponic agro-biotechnology training, to be paid prior to the first installation of an aeroponic propagation nursery plant at a site to be designated by TIGL.  The agreement was terminable by TIGL upon 60 days prior written notice or by either party 30 days following notice of a material breach.  As of December 31, 2007, the $10 million license fee due to the Company under the agreement remained outstanding.

•

Stock Exchange Agreement, dated as of December 21, 2007, by and between Tian Agro-Technology Holdings Ltd., China Agro-Technology Ltd. and Tian Investments Group Ltd.

On December 21, 2007, we acquired all of the issued and outstanding shares of CAT, a British Virgin Islands corporation, from the shareholder of CAT pursuant to a Stock Exchange Agreement (the “Acquisition Agreement”). Pursuant to the terms of the Acquisition Agreement, we issued an aggregate of 288,000,000 shares of common stock to the shareholder and/or designees of the shareholder of CAT.

•

Subsidiary Purchase Agreement, dated as of December 21, 2007, by and between Tian Agro-Technology Holdings Ltd. and Tang Yuxiang.

On December 21, 2007, we entered into a Subsidiary Stock Purchase Agreement with Tang Yuxiang (“Tang”), pursuant to which we sold all of the shares of common stock of Australia China Investments Limited, our former wholly-owned company to Tang in exchange for Tang assuming all of our existing debt prior to the Acquisition Agreement.

•

Sale and Purchase Agreement, dated as of February 5, 2008, by and between Boulevard Holdings Group Ltd and China Agro-Technology Ltd.

On February 5, 2008, through our wholly-owned subsidiary, CAT, we entered into the Sale and Purchase Agreement  to acquire 494,200 acres of planting and land use rights in Indonesia for development of Jatropha plantation for a consideration of $300 million from Boulevard Holdings Group Ltd. Under the agreement, we are obliged to pay $30 million in cash as a down payment after signing the agreement. The Company will then pay $60 million and issue the convertible warrants of the Company in an equivalent value of $210,000,000 after the completion date. The agreement will be completed on or before September 5, 2008. The down payment will be refunded in full amount to the Company if the acquisition is not able to be completed.

•

Assignment Agreement, dated as of February 15, 2008, by and between Tian Agro-Technology Ltd., Tian Agro-Technology Pte Ltd. and China Agro-Technology Ltd.

On February 15, 2008, Tian Agro-Technology Ltd. and Tian Agro-Technology Pte. Ltd. entered into an Assignment Agreement with CAT and agreed to transfer all their assets, rights, obligations and liabilities, except for the 80% equity interest in Qingyuan Zhaotian Eco-Agriculture Co., Ltd. (“QYZT”) and those assets and liabilities relating to QYZT, to CAT.

•

Sale and Purchase Agreement, dated as of February 18, 2008, by and between Mr. Leong Kiat Keong and China Agro-Technology Ltd.

On February 18, 2008, through our wholly-owned subsidiary, CAT, we entered into a Sale and Purchase Agreement with Mr. Leong Kiat Keong, a Singapore citizen, to sell all the equity interest in Tian Agro-Technology Ltd. for a consideration of $1.

D.

Exchange Controls

Belize has no system of exchange controls. There are no Belize restrictions on the repatriation of capital or earnings of a Belize public company to non-resident investors. There are no laws in Belize or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities.

The People’s Republic of China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

E.

TAXATION

We are incorporated in Belize and the Belize tax laws are summarized as follows. Unless exempt under an investment incentive, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. Our status is a resident company in Belize.

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

F.

DIVIDENDS AND PAYING AGENTS

None/Not applicable.

G.

STATEMENT BY EXPERTS

The Consolidated Financial Statements of the Company for the year ended December 31, 2007 and 2006 included under Item 18 in this annual report have been audited by Zhong Yi (Hong Kong) C.P.A. Company Limited to the extent indicated in their report thereon and have been included in this annual report given upon the authority of such firm as experts in accounting and auditing.

See Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

H.

DOCUMENTS ON DISPLAY

See Item 18 and Item 19 for a list of exhibits filed as part of this annual report or incorporated herein by reference.

I.

SUBSIDIARY INFORMATION

Not Required.

Item 11.

Qualitative Information About Market Risk

We do not maintain nor invest in market sensitive or interest rate sensitive holdings. Therefore, we have no quantitative or qualitative exposure to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments.

Item 12.

Description of Securities Other Than Equity Securities

None/Not Applicable.

PART II

Item 13.

Defaults, Dividends Arrearages and Delinquencies

None/Not Applicable.

Item 14.

Material Modification to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.

Controls and Procedures.

Evaluation of our Disclosure Controls

As of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and principal financial officer have evaluated the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon their controls evaluation, our CEO and CFO have concluded that our Disclosure Controls are effective at a reasonable assurance level.

Management’s Report of Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007, based on those criteria.

Zhong Yi (Hong Kong) C.P.A. Company Limited, our independent registered public accounting firm, has not issued an attestation report on the effectiveness of our internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes In Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Item 16A.

Audit Committee Financial Expert

We do not have an audit committee financial expert (as defined in Instruction (b) to Item 16A) serving on our board of directors other than Mr. Paw Yew Hock, our Chief Financial Officer and director, who is not "independent." If and when we are successful in raising capital, we will seek to retain an independent audit committee financial expert. At present, there is no requirement for forming an audit committee but we will form the committee upon further requirement from the change of law.

Item 16B.

Code of Ethics

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, but is in the course of preparing such code.

Item 16C.

Principal Accountant Fees and Services

(A)

AUDIT FEES

For the fiscal year ended December 31, 2007, we paid US$100,000 to Zhong Yi (Hong Kong) C.P.A. Company Limited, the principal accountant for the audit of our financial statement and for professional services in connection with statutory and regulatory filings.

For the fiscal year ended December 31, 2006, we paid US$43,000 to Gruber & Company, LLC, the then principal accountant for the audit of our financial statement and for professional services in connection with statutory and regulatory filings.

 (B)

AUDIT-RELATED FEES

We did not pay any audit-related fees to our auditors in either of the last two fiscal years.

(C)

TAX FEES

We did not pay any tax fees to our auditors in either of the last two fiscal years.

(D)

ALL OTHER FEES

We did not pay any other fees to our auditors in either of the last two fiscal years.

(E)

PRE-APPROVAL POLICIES AND PROCEDURES

The board of directors adopted resolutions in accordance with the Sarbanes-Oxley Act of 2002 requiring pre-approval of all auditing services and all audit-related, tax or other services not prohibited under Section 10A(g) of the Securities Exchange Act of 1934 to be performed for us by our independent auditors, subject to the de minimus exception described in Section 10A(i)(1)(B) of that Act. These resolutions authorized our independent auditor to perform audit services required in connection with the annual audit relating to the fiscal year ended December 31, 2007. Our board of directors also appointed and authorized Mr. Paw Yew Hock, our Chief Financial Officer, to grant pre-approvals of other audit, audit-related, tax and other services requiring board approval to be performed for us by our independent auditor, provided that the designee, following any such pre-approvals, thereafter reports the pre-approvals of such services at the next following regular meeting of the Board.

Neither the board of directors nor Mr. Paw Yew Hock approved any audit-related, tax and other services.

(F)

NOT APPLICABLE

Item 16D.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17

Financial Statements

Not Applicable.

Item 18.

Financial Statements

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

Consolidated Financial Statements

For The Years Ended December 31, 2007, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

ZHONG YI (HONG KONG) C.P.A. COMPANY LIMITED

Certified Public Accountants

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

China Agro-Technology Holdings Ltd.

(Formerly Yantai Dahua Holdings Company Ltd.)

We have audited the accompanying consolidated balance sheets of China Agro-Technology Holdings Ltd. (formerly Yantai Dahua Holdings Company Ltd.) (“the Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income (loss), cash flows, and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of operations and cash flows for the years ended December 31, 2007, 2006 and 2005 and in conformity with accounting principles generally accepted in the United States of America.

/s/ Zhong Yi (Hong Kong) C.P.A. Company Limited

Zhong Yi (Hong Kong) C.P.A. Company Limited

Certified Public Accountants

Hong Kong, China

August 13, 2008

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$1,981,426	$832,190
Accounts receivable, trade	488,998	-
Amount due from related parties, net	3,094,983	1,711,411
Amount due from shareholders	1,698,805	1,198,676
Other receivables and prepayments	1,997,432	898,769
Assets held for sale	2,332,874	2,175,847
Total current assets	11,594,518	6,816,893

Non-current assets:
Long-term assets held for sale	4,224,830	4,038,854
Plant and equipment, net	71,541	38,842
TOTAL ASSETS	$15,890,889	$10,894,589

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,000,000	$-
Customer deposits	-	4,276,394
Amount due to related parties	238,997	283,612
Income tax payable	5,881	-
Other payables and accrued liabilities	127,820	347,138
Liabilities held for sale	7,282,000	6,155,550
Total current liabilities	9,654,698	11,062,694

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 25,000,000 shares authorized, 10,000 shares issued and outstanding	10	-
Common stock, $0.001 par value; 500,000,000 shares authorized; 321,447,000 shares issued and outstanding	321,447	288,000
Additional paid-in capital	827,651	861,108
Accumulated other comprehensive loss	(212,525)	(89,266)
Retained earnings (accumulated deficits)	5,299,608	(1,227,947)
Total stockholders’ equity (deficits)	6,236,191	(168,105)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,890,889	$10,894,589

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Years ended December 31,
	2007	2006	2005
REVENUES:
Sales of sapling	$7,000,000	$-	$-
Sales of plantation technology right	4,420,125	-	-
Total revenues	11,420,125	-	-

COST OF REVENUE	(2,000,000)	-	-
GROSS PROFIT	9,420,125	-	-

OPERATING EXPENSES:
Research and development	(75,676)	-	-
Written-off amount due from related parties	(498,897)	-	-
Sales and marketing	(19,582)	-	-
General and administrative	(1,536,326)	(242,850)	(20,310)
Total operating expenses	(2,130,481)	(242,850)	(20,310)

INCOME (LOSS) FROM OPERATIONS	7,289,644	(242,850)	(20,310)

OTHER INCOME (EXPENSES):
Other income	148	88	-

INCOME (LOSS) BEFORE INCOME TAXES	7,289,792	(242,762)	(20,310)

Income tax expense	(5,876)	-	-

INCOME (LOSS) FROM CONTINUING OPERATIONS	7,283,916	(242,762)	(20,310)

Loss from discontinued operations (net of income tax)	(756,361)	(687,892)	(255,496)

NET INCOME (LOSS)	$6,527,555	$(930,654)	$(275,806)

Other comprehensive loss:
- Foreign currency translation (loss) gain	(123,259)	11,992	(28,767)

COMPREHENSIVE INCOME (LOSS)	$6,404,296	$918,662	$(304,573)

Per share information – Basic and diluted:
From continuing operations	$0.02	$(0.00)	$(0.00)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
Net income (loss) per share – Basic and diluted	$0.02	$(0.00)	$(0.00)

Weighted average number of shares outstanding during the year – Basic and diluted	289,007,992	288,000,000	288,000,000

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2007	2006	2005

Cash flow from operating activities:
Income (loss) from continuing operations	$7,283,916	$(242,762)	$(20,310)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation	29,735	1,071	-
Written-off amount due from related parties	498,897	-	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(488,998)	-	-
Other receivables and prepayments	(1,098,663)	(897,688)	(1,081)
Accounts payable	2,000,000	-	-
Customer deposits	(4,276,394)	4,276,394	-
Income tax payable	5,881	-	-
Other payables and accrued liabilities	(219,318)	343,054	2,006
Net cash provided by (used in) operating activities	3,735,056	3,480,069	(19,385)
Net cash used in discontinued operations	(375,643)	(121,039)	(269,193)

Cash flow from investing activities:
Purchase of plant and equipment	(61,269)	(39,952)	(988,313)
Net cash used in investing activities	(61,269)	(39,952)	(988,313)
Net cash provided by (used in) discontinued operations	7,454	(557,662)	(315,779)

Cash flow from financing activities:
Advances (to) from related parties	(1,947,834)	(2,280,908)	833,125
Advances to a shareholder	(500,129)	(336,779)	75,964
Net cash (used in) provided by financing activities	(2,447,963)	(2,617,687)	909,089
Net cash provided by discontinued operations	395,275	668,162	584,972

Effect of exchange rate change on cash and cash equivalents	(103,674)	8,345	(28,767)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,149,236	820,236	(127,376)

BEGINNING OF YEAR	832,190	11,954	139,330

END OF YEAR	$1,981,426	$832,190	$11,954

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Netting off between amount due from (to) related parties	$48,300	$48,300	$-

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Preferred stock		Common stock
	No. of shares	Amount	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	(Accumulated deficits) retained earnings	Total stockholders’ (deficits) equity

Balance as of January 1, 2005	-	$-	288,000,000	$288,000	$861,108	$(72,491)	$(21,487)	$1,055,130
Foreign currency translation adjustment	-	-	-	-	-	(28,767)	-	(28,767)
Net loss for the year	-	-	-	-	-	-	(275,806)	(275,806)
Balance as of December 31, 2005	-	$-	288,000,000	$288,000	$861,108	$(101,258)	$(297,293)	$750,557

Foreign currency translation adjustment	-	-	-	-	-	11,992	-	11,992
Net loss for the year	-	-	-	-	-	-	(930,654)	(930,654)
Balance as of December 31, 2006	-	$-	288,000,000	$288,000	$861,108	$(89,266)	$(1,227,947)	$(168,105)

Shares issued to complete reverse acquisition	10,000	10	33,447,000	33,447	(33,457)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(123,259)	-	(123,259)
Net income for the year	-	-	-	-	-	-	6,527,555	6,527,555
Balance as of December 31, 2007	10,000	$10	321,447,000	$321,447	$827,651	$(212,525)	$5,299,608	$6,236,191

See accompanying notes to consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

1.

ORGANIZATION AND BUSINESS BACKGROUND

China Agro-Technology Holdings Ltd. (the “Company” or CAGTF”) was incorporated in Belize on March 6, 1998 as Equity Finance Holding Corporation. On February 11, 2003 and October 19, 2007, the Company changed its name to Yantai Dahua Holdings Company Ltd. and Tian Agro-Technology Holdings Ltd. On January 14, 2008, the Company further changed its name to China Agro-Technology Holdings Ltd.

On December 21, 2007, CAGTF entered into a Stock Exchange Agreement (the “Acquisition Agreement”) with Tian Investments Group Ltd. (“TIGL”), the sole shareholder of China Agro-Technology Ltd. (“CAT”). Pursuant to the Acquisition Agreement, CAGTF acquired all the issued and outstanding shares of CAT in exchange for an aggregate of 288,000,000 shares of common stock with a par value of $0.001 per share to TIGL. CAT was incorporated as an international business company in the British Virgin Islands (“BVI”) on November 23, 2005.

Concurrent with the Acquisition Agreement dated December 21, 2007, CAGTF entered into a Subsidiary Stock Sale Agreement (the “Disposition Agreement”) with Tang Yuxiang (“Tang”), pursuant to which CAGTF sold all ownership of Australia China Investments Limited, a wholly-owned subsidiary, to Tang in exchange for Tang assuming of and indemnifying against any and all liabilities of the Company and Australia China prior to this Acquisition Agreement.

As a result of the closing of the stock exchange, TIGL owns 40% of the issued and outstanding shares of the Company. CAT became the wholly-owned subsidiary of the Company and became the Company’s main operational business as a continuing entity.

The stock exchange transaction has been accounted for as a reverse acquisition (“RTO”) and recapitalization of the CAGTF whereby CAT is deemed to be the accounting acquirer (legal acquiree) and CAGTF to be the accounting acquiree (legal acquirer). The accompanying consolidated financial statements are in substance those of CAT, with the assets and liabilities, and revenues and expenses, of CAGTF being included effective from the date of stock exchange transaction. CAGTF is deemed to be a continuation of the business of CAT. Accordingly, the accompanying consolidated financial statements include the following:

(1)

the balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the accounting acquiree at historical cost;

(2)

the financial position, results of operations, and cash flows of the acquirer for all periods presented as if the recapitalization had occurred at the beginning of the earliest period presented and the operations of the accounting acquiree from the date of stock exchange transaction.

On April 30, 2007, CAT consummated the restructuring plan for the purpose of RTO, CAT acquired all of the outstanding and issued shares of common stock of its subsidiaries (including Tian Agro-Technology Ltd (“TAT”), Tian Agro-Technology Pte Ltd (“TATP”) and Qing Yuan Zhao Tian Eco-Agriculture Co., Ltd. (“QYZT”)) from their then existing stockholders in exchange for its voting common stock. Since the ultimate owners of CAT, TAT and TATP were the common shareholders, the ownership transfer transaction was accounted for as a transfer of entities under common control under the guidance of Statements of Financial Accounting Standards ("SFAS") No. 141, “Business Combinations”. Hence, the consolidation of TAT, TATP and QYZT has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

For the years ended December 31, 2007, 2006 and 2005, the Company through its subsidiaries, is primarily engaged in the biotechnology industry, involving the ownership, management and operation of genetically engineered plantations and the non-tube clone plantations in Singapore and the People’s Republic of China (the “PRC”).

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

CAT is currently marketing and selling the eucalyptus tree plantation technology rights to customers throughout the world. The title of the plantation technology rights is owned by a director of CAT, Dr. He and subsequently he has provided authorization to the Company to free use of the rights and waived his claims on any revenue and profits derived from the rights.

TAT is a wholly-owned subsidiary of CAT, which was incorporated in the BVI on May 31, 2006. TAT is also involved in marketing and selling the eucalyptus tree plantation technology rights to customers throughout the world.

QYZT was registered as a limited liability company in the PRC with its registered capital of $1,235,391 (Renminbi Yuan (“RMB”) 10,000,000). Its principal business is engaged in operating and managing of 6,739 hectares of eucalyptus trees farm in Guangdong Province, the PRC. The farm lands were owned by third parties. On August 2, 2005, TATP acquired 80% equity interest in QYZT for a cash consideration of $989,854 (RMB8,000,000).

CAGTF, CAT, TAT, and TATP are hereinafter referred to as (“the Company”).

On December 31, 2007, the Company approved the restructuring and disposal plan. The Company initiated the following plans: (i) to consolidate the business of TAT and TATP into CAT and (ii) sale of investment in QYZT.

On January 14, 2008, the Company changed its name to “China Agro-Technology Holdings Ltd.”

On February 15, 2008, CAT entered into an Assignment Agreement with TAT and TATP whereby TAT and TATP agreed to transfer all of assets, rights, obligations and liabilities to CAT, except for 80% equity interest in QYZT and its related assets and liabilities that is subject to the disposal plan.

On February 18, 2008, CAT entered into a Sale and Purchase Agreement with an individual namely Leong Kiat Keong, to sell all the equity interest in TAT (including 80% equity interest in QYZT) for a consideration of $1.

After the completion of the restructuring and disposal plan, TAT and TATP and QYZT are no longer subsidiaries of the Company.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●

Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●

Use of estimates

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

●

Principle of consolidation

The consolidated financial statements include the financial statements of CAGTF and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

●

Discontinued operations and assets held for sale

The Company considers businesses to be held for sale when management approves and commits to a formal plan to actively market a business for sale. Upon designation as held for sale, the carrying value of the assets of the business are recorded at the lower of their carrying value or their estimated fair value, less costs to sell. The Company ceases to record depreciation expense at the time of designation as held for sale. Results of operations of a business classified as held for sale are reported as discontinued operations when (a) the operations and cash flows of the business will be eliminated from ongoing operations as a result of the sale and (b) the Company will not have any significant continuing involvement in the operations of the business after the sale.

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” it was determined that the Fee Timber business should be presented as held for sale and as a discontinued operation in the consolidated financial statements.

●

Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment. As of December 31, 2007 and 2006, the allowance for doubtful accounts was not required.

●

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

	Depreciable life	Residual value
Office equipment, furniture and fittings	5 years	10%
Leasehold improvements	3 years	10%

Expenditure for maintenance and repairs is expensed as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

●

Impairment of long-life assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There has been no impairment as of December 31, 2007 and 2006.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

Customer deposits

Customer deposits consist primarily of payments received in advance from a customer for the sale of technical know-how.

●

Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Starting from January 1, 2007, the Company has also adopted the Company also adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes" and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In connection with the adoption of FIN No. 48, the Company analyzed the filing positions in all of the tax jurisdictions where the Company is required to file income tax returns, as well as all open tax years in these jurisdictions. There was no impact on the consolidated financial statements upon adoption of FIN No. 48 on January 1, 2007.

The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations for the years ended December 31, 2007, 2006 and 2005 as a result of implementing FIN 48. In accordance with FIN 48, the Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense.

The Company conducts major businesses in Singapore and overseas and is subject to tax in its own jurisdiction. As a result of its business activities, the Company files separate tax returns that are subject to examination by the local and foreign tax authorities.

●

Revenue recognition

The Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership.

Revenue from the sale of saplings is recognized when legal title passes to the customer, which is generally upon delivery of saplings.

Revenue from the sale of plantation technology right is recognized when the principal terms of the technology transfer agreement are fulfilled and the certificate of satisfaction was signed back by the customers.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

●

Research and development costs

Research and development costs are expensed as incurred and relate mainly labor cost incurred. The Company incurred $75,676, $0 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

●

Advertising cost

The Company expenses advertising costs as incurred in accordance with SOP 93-7 “Reporting for Advertising Costs”. The Company incurred $3,413, $3,597 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

●

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statement of operations.

The reporting currency of the Company is the United States dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company’s operating subsidiaries in the PRC and Singapore maintain their books and record in their local currency, Renminbi Yuan (“RMB”) and Singapore dollars, which are functional currencies as being the primary currency of the economic environment in which their operations are conducted.

Assets and liabilities of the subsidiaries whose functional currency is not US$ are translated into US$, in accordance with SFAS No 52, “Foreign Currency Translation”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary is recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

●

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statement of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●

Retirement plan costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the consolidated statements of operation and comprehensive (loss) income as and when the related employee service is provided.

●

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

●

Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. For the years ended December 31, 2007, 2006 and 2005, the Company operates two reportable segments from continuing operations: Sale of sapling and Sale of plantation technology right.

●

Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, amount due from (to) related parties, amount due from shareholders, other receivables and prepayments, accounts payable, customer deposits, income tax payable and other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

●

Recently issued accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for those fiscal years beginning after November 15, 2007 and to the interim periods within those fiscal years. The Company believes that SFAS No. 157 should not have a material impact on the consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R )’’ (‘‘SFAS No. 158’’). This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets for a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company does not believe that this new pronouncement will have a material impact on its consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company believes that SFAS No. 159 should not have a material impact on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements--An Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS No. 160 should not have a material impact on the financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161 ("SFAS No. 161"), "Disclosures about Derivative Instruments and Hedging Activities". SFAS No. 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the adoption of SFAS No. 162 to have a material effect on the financial condition or results of operations of the Company.

3.

DISCONTINUED BUSINESS

On December 31, 2007, the Board of Directors of the Company approved a restructuring and disposal plan to consolidate the operations of its subsidiaries, TAT and TATP into CAT and divest from the fee timber operation in the PRC, non-core business. These plans were aimed at realigning the core operations and improving profitability and they were substantially completed on February 20, 2008. TAT and TATP and QYZT were no longer subsidiaries of the Company subsequently.

Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the fee timber business is currently presented as held for sale and as a discontinued operation in the consolidated financial statements.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

The balance sheet amounts of the fee timber business have been reclassified to assets and liabilities of business held for sale on the consolidated balance sheet, and the operating results have been separately presented as a discontinued operation in the consolidated statement of operations for all periods presented. On February 18, 2008, the Company signed a definitive agreement to sell its fee timber business and the transaction was completed on the same day. A gain of approximately $724,000 will be recognized in connection with the divestiture of the investment.

The major classes of assets and liabilities held for sale as of December 31, 2007 and 2006 included in the consolidated balance sheets were as follows:

	2007	2006
Assets held for sale:
Cash and cash equivalents	$5,188	$499
Inventories	2,320,694	2,170,043
Other receivables and prepayments	6,992	5,305
Total current assets held for sales	2,332,874	2,175,847

Non-current assets:
Plant and equipment, net	366,772	365,223
Fee timber, net	3,858,058	3,673,631
Total assets held for sale	$6,557,704	$6,214,701

Liabilities of business held for sale:
Account payable and accrued liabilities	(7,282,000)	(6,155,550)

Net (liabilities) assets of discontinued operations	$(724,296)	$59,151

The operating result of the fee timber operation for the years ended December 31, 2007, 2006 and 2005 which are reclassified as loss from discontinued operations net of income tax and included in the consolidated statement of operations of the Company, are as follows:

	Years ended December 31,
	2007	2006	2005

Revenue	$-	$-	$-
Less: operating expenses	(756,361)	(687,892)	(255,496)
Loss from discontinued operations (net of income tax)	$(756,361)	$(687,892)	$(255,496)

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

4.

AMOUNT DUE FROM (TO) RELATED PARTIES, NET

(i)

As of December 31, 2007 and 2006, the Company had the following amounts due from related parties and the relationship of the related parties:

	As of December 31,
	2007	2006
- Tian International Trading PL, a related party with common director of TATP	$640,514	$602,736
- Tian Resources Pte Ltd., a related party with common director of TATP	661,717	39,126
- Tian Biogreen Resources Ltd., a related company with common shareholder	122,868	-
- Qingyuan Tian Agro-Technology Co., Ltd., a related company with common shareholder	390,137	237,408
- Dr. He Tian, director of the Company	-	30,000
- Chen Xue Yi, brother of a former shareholder of QYZT	-	89,823
- T. Y. Lee, a director of the company which is controlled by a major shareholder of the Company	242,453	165,544
- Tian Bio-Medical Pte Ltd., a related party with common director of TATP	1,037,294	546,774
	$3,094,983	$1,711,411

For the year ended December 31, 2007, the Company has written off the receivables due from Chen Xue Wu and Chen Xue Yi of $390,006 and $108,891, respectively.

The balances represented temporary advances from related parties, which were unsecured, non interest-bearing and repayable in the next twelve months.

As of December 31, 2007 and 2006, the Company has net off the amount due from (to) Tian Bio-Medical Pte Ltd. of $48,300 each year.

(ii)

As of December 31, 2007 and 2006, the Company had the following amounts due to related parties and the relationship of the related parties:

	As of December 31,
	2007	2006

- Chen Xue Wu, a former shareholder of QYZT	$-	$283,612
- Dr. He Tian, director of the Company	238,997	-
	$238,997	$283,612

The balances represented the temporary advances to related parties, which were unsecured and interest-free with no fixed terms for repayment.

5.

AMOUNT DUE FROM SHAREHOLDERS

As of December 31, 2007 and 2006, the amount due from shareholders was comprised of temporary advances which were unsecured, and non-interest bearing and had no fixed repayment terms.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

6.

OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the followings:

	As of December 31,
	2007	2006

Advances to third party	$995,550	$-
Deposits	861,145	890,585
Other receivables	58,309	4,759
Prepayments	82,428	3,425
	$1,997,432	$898,769

As of December 31, 2007, the advances to third party are unsecured, non-interest bearing and expected to be recovered in the next twelve months.

7.

PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of December 31,
	2007	2006

Office equipment, furniture and fittings	$47,185	$-
Leasehold improvements	54,036	39,952
Foreign translation difference	2,427	-
	103,648	39,952
Less: accumulated depreciation	(30,806)	(1,071)
Less: foreign translation difference	(1,301)	(39)
Net book value	$71,541	$38,842

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 were $29,735, $1,071 and $0, respectively.

8.

OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of following:

9.

CAPITAL TRANSACTION

1)

On October 19, 2007, the Company approved an increase in the number of authorized share of common stock from 100,000,000 to 500,000,000 and changed the par value from $1.00 to $0.001 and authorized 25,000,000 shares of “blank-check” preferred stock with a par value of $0.001 per share.

2)

On December 21, 2007, the Company completed a stock exchange transaction in exchange for issuance of 288,000,000 shares of common stock.

As of December 31, 2007, the number of authorized and outstanding shares of the Company’s common stock was 500,000,000 shares and 321,447,000 shares, respectively.

As of December 31, 2007, the number of authorized and outstanding shares of the Company’s preferred stock was 25,000,000 shares and 10,000 shares, respectively.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

10.

INCOME TAXES

The Company is registered in the Belize and has operations in three tax jurisdictions: Belize, Malaysia and Singapore. Certain of the Company’s subsidiaries are subject to foreign taxes under Malaysia and Singapore. For the years ended December 31, 2007, 2006 and 2005, the local (“Belize”) and foreign components of income from continuing operations before income taxes were comprised of the following:

	As of December 31,
	2007	2006

Accrued expenses	$82,213	$-
Amount due to a former shareholder of QYZT	18,267	338,786
Other payables	14,527	8,352
Salaries payable	12,813	-
	$127,820	$347,138

	Years ended December 31
	2007	2006	2005
Tax jurisdictions from:
– Local	$(102,464)	$-	$-
– Foreign	7,392,256	(242,762)	(20,310)
Income (loss) from continuing operations before income taxes	$7,289,792	$(242,762)	$(20,310)

Belize

Under the Belize tax law, resident companies are liable for corporate income tax on all of their income, whether derived from Belize or not, although foreign earned income is taxed only on remittances to Belize unless exempt under an investment incentive is obtained. A company is resident if it is incorporated in Belize or if it's central management and control are exercised in Belize. If a company does not operate under a Fiscal Incentives (Approved Enterprise Order) the total tax payable is 35% of the chargeable income. The Company is a resident company in Belize.

Malaysia

Under the current Malaysian Tax Law, the Company is subject to a preferential tax rate of 3% of net income or a fixed sum of $5,876 (equivalent to Ringgit Malaysian 20,000), when being as a offshore company under the Labuan tax region. A reconciliation of income (loss) from continuing operations before income taxes to the effective tax rate under Malaysian Tax Law is as follows:

	Years ended December 31,
	2007	2006	2005

Income (loss) from continuing operations before income taxes	$9,567,642	$(137,504)	$-
Statutory income tax rate	3%	3%	3%
Income tax impact at Malaysian income tax rate	287,029	(4,125)	-
Effect of tax rate differential	(281,153)	-	-
Net operating loss carryforward	-	4,125	-
Effective income tax expense	$5,876	$-	$-

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

Singapore

Pursuant to the Singapore Income Tax Laws, the Corporate Income Tax is at a statutory rate of 20%. Unutilized tax losses and capital allowances may be carried forward indefinitely to offset future taxable income provided that the beneficial ownership of the company remains substantially (at least 50%) the same as at certain relevant dates. For capital allowances, there is an additional requirement that the same trade or business in respect of which these capital allowances were made continues to be carried on. Carrybacks or transfers to other companies are not permitted. The Company incurred an operating loss from continuing operations of $2,175,386, $105,258 and $20,310 in Singapore for the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred income taxes are resulted from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences as of December 31, 2007 and earlier years, no deferred tax assets and liabilities have been recognized.

11.

NET INCOME (LOSS) PER SHARE

Pursuant to stock exchange transaction on December 21, 2007, the weighted average number of common shares issued and outstanding was adjusted to account for the effects of the stock exchange transaction as a reverse acquisition as more fully described in Note 1.

The following table sets forth the computation of basic and diluted net income from continuing operations and discontinued operation per share for the years ended December 31, 2007, 2006 and 2005:

	Years ended December 31,
	2007	2006	2005
Numerator:
Income (loss) from continuing operations	$7,283,916	$(242,762)	$(20,310)
Loss from discontinued operations	(756,361)	(687,892)	(255,496)
Net income (loss)	$6,527,555	$(930,654)	$(275,806)

Denominator:
Weighted average ordinary shares outstanding – Basic and diluted	289,007,992	288,000,000	288,000,000

Net income (loss) per share – Basic and diluted:
From continuing operations	$0.02	$(0.00)	$(0.00)
From discontinued operations	(0.00)	(0.00)	(0.00)
Net income (loss)	$0.02	$(0.00)	$(0.00)

12.

SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as director, Dr. He Tian, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the years ended December 31, 2007, 2006 and 2005, the Company only operated in two segments which are sale of sapling and sale of plantation technology right, as defined by SFAS No. 131.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

An analysis of the Company’s revenue and gross profit are as follows:

	Years ended December 31,
	2007	2006	2005
Revenue:
Sales of sapling	$7,000,000	$-	$-
Sales of plantation technology right	4,420,125	-	-

	$11,420,125	$-	$-

Gross profit:
Sales of sapling	$5,000,000	$-	$-
Sales of plantation technology right	4,420,125	-	-

	$9,420,125	$-	$-

The Company operates all segments in Singapore and all of the Company’s long-lived assets are located in Singapore.

For the years ended December 31, 2006 and 2005, the Company has not commenced the operations.

For the year ended December 31, 2007, 100% of the Company’s revenues were derived from a customer located in Indonesia.

13.

PENSION PLAN

The Company participates in a defined contribution pension scheme under the Central Provident Fund “CPF” operated by the local government for all its eligible employees in Singapore.

The CPF is available to all employees aged 18 to 65 with a term of service in the employment in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. The participants are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company. The total contributions made for CPF were $32,413, $4,420 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

14.

CONCENTRATION AND CREDIT RISK

(a)

Major customers and vendors

For the years ended December 31, 2006 and 2005, the Company has not commenced the operations.

For the years ended December 31, 2007, 100% of the Company’s revenues were derived from a customer located in Indonesia.

There was no vendor who account for 10% or more of purchases for the years ended December 31, 2007, 2006 and 2005.

(b)

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition, but does not require collateral to support such receivables.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

(c)

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company’s interest-rate risk arises from short-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. The Company’s policy is to maintain approximately all of its borrowings in fixed rate instruments. As of December 31, 2007 and 2006, all of borrowings were at fixed rates.

(d)

Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of net income for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SG$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

15.

COMMITMENTS AND CONTINGENCIES

(a)

Operating lease commitments

As of December 31, 2007 and 2006, the Company leased one office premise in Singapore under an operating lease term of 3 years with an option of extension for the additional 3 years ending 2012.

Rent expense for the years ended December 31, 2007, 2006 and 2005 was approximately $162,613, $0 and $0, respectively.

As of December 31, 2007, future minimum annual operating lease payments are as follows:

Years ended December 31,
2008	$153,323
2009	153,323
Total future minimum operating lease payments	$306,646

(b)

Capital commitments

(i)

As of December 31, 2007, the Company, through its subsidiary, QYZT, had entered into commitments for setting up a laboratory with maximum investment quantum of approximately $657,000 (equivalent to RMB 5,000,000) for research and development of agro-biotechnology relating to eucalyptus tree. As the Company subsequently disposed of QYZT on February 18, 2008, the commitments have ceased.

(ii)

On July 18, 2007, the Company entered into a joint venture and shareholders’ agreement (the “Agreement”) with an Indonesia company for development of eucalyptus tree plantation of approximately 20,000 hectares in West Kalimantan, Indonesia. Under the agreements, both agreed to incorporate a joint venture company in Indonesia to undertake the said business venture whereby the equity interest percentage are shared 51% and 49% respectively between the Company and the joint venture partners. The Company is committed to invest the eucalyptus tree plantation technology to the joint venture in an aggregate amount of $10,000,000.

16.

SUBSEQUENT EVENTS

On January 14, 2008, the Company changes its company name to “China Agro-Technology Holdings Ltd”.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

(Formerly Yantai Dahua Holdings Company Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006

On February 5, 2008, the Company through its wholly-owned subsidiary, CAT entered into the Sale and Purchase Agreement (“the Agreement”) to acquire 494,200 acres of planting and land use rights in Indonesia for development of Jatropha plantation for a consideration of $300 million from Boulevard Holdings Group Ltd (“the Vendor”), which is a minority shareholder with 9.19% equity interest in the Company. Under the Agreement, the Company is obliged to pay $30 million in cash as a down payment after signing the Agreement. The Company will then pay $60 million and issue the convertible warrants of the Company in an equivalent value of $210,000,000 after the completion date. The Agreement will be completed on or before September 5, 2008. The down payment will be refunded in full amount to the Company when the acquisition is not able to be completed.

On February 15, 2008, TAT and TATP entered into an Assignment Agreement with CAT and agreed to transfer all their assets, rights, obligations and liabilities, except for the 80% equity interest in QYZT and those assets and liabilities relating to QYZT, to CAT.

On February 18, 2008, the Company entered into a Sale and Purchase Agreement (the “S&P Agreement”) with Leong Kiat Keong, a Singapore citizen, to sell all the equity interest in TAT for a consideration of $1.

On March 10, 2008, the Company entered into the memorandum of understanding (“MOU”) with the Government of Beihai, the PRC. Pursuant to the MOU, the Company has an intention to build a biodiesel refinery in Guangxi Province, the PRC. There is no definitive agreement entered up to the date of this report.

Item 19

Exhibits

The following exhibits are filed as part of this annual report on Form 20-F:

1.1	Memorandum of Association and Articles of Association of Equity Finance Holding Corporation, IBC No. 6825, dated as of March 6, 1998.*

1.2	Amended and Restated Memorandum of Association and Articles of Association of Tian Agro-Technology Holdings Company Ltd., dated as of October 19, 2007.

1.3	Amended and Restated Memorandum of Association and Articles of Association of China Agro-Technology Holdings Ltd., dated as of December 28, 2007.

4.1	Technology Transfer Agreement, dated as of September 1, 2006, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.**

4.2

Lease and Side Letter to Lease, dated as of April 11, 2007, by and between HSBC Institutional Trust Services (Singapore) Limited, as Trustee of Suntec Real Estate Investment Trust, and Tian Agro-Technology Pte., Ltd.

4.3	Sapling Sales Agreement, dated as of June 6, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.**

4.4	Joint Venture Agreement, dated as of July 18, 2007, by and between Sebuku Nusantara Indonesia Perkasa and Tian Agro-Technology Ltd.**

4.5	Licensing Agreement, dated as of September 20, 2007, by and between China Agro-Technology Ltd. And Tian Investments Group Ltd.**

4.6

Stock Exchange Agreement, dated as of December 21, 2007, by and among Tian Agro-Technology Holdings Ltd., China Agro-Technology Ltd. and Tian Investments Group Ltd., the shareholder of China Agro-Technology Ltd.**

4.7	Subsidiary Purchase Agreement, dated as of December 21, 2007, by and between Tian Agro-Technology Holdings Ltd. and Tang Yuxiang.**

4.8	Sale and Purchase Agreement, dated as of February 5, 2008, by and between Boulevard Holdings Group Ltd. and China Agro-Technology Ltd.

4.9	Assignment Agreement, dated as of February 15, 2008, by and between Tian Agro-Technology Ltd., Tian Agro-Technology Pte. Ltd., and China Agro-Technology Ltd.

4.10	Sale and Purchase Agreement, dated as of February 18, 2008, by and between Mr. Leong Kiat Keong and China Agro-Technology Ltd.

8.1	List of Subsidiaries.

12.1	Certification of Dr. He Tian Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Paw Yew Hock Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Dr. He Tian Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Paw Yew Hock Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the registration statement filed with the SEC on Form 8-A12G dated February 20, 2003.

** Incorporated by reference to the registration statement filed with the SEC on Form 6-K dated December 28, 2007.

i

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA AGRO-TECHNOLOGY HOLDINGS LTD.

/s/ Dr. He Tian	August 13, 2008
Dr. He Tian,
Chairman and Chief Executive Officer (principal executive officer)

/s/ Paw Yew Yock	August 13, 2008
Paw Yew Hock
Director and Chief Financial Officer (principal financial and accounting officer)

/s/ Cheong Kum Hong	August 13, 2008
Cheong Kum Hong
Director

/s/ Gong Sixin	August 13, 2008
Gong Sixin
Director

/s/ Zhou Qiming	August 13, 2008
Zhou Qiming
Director

/s/ Amin Najib Habib	August 13, 2008
Amin Najib Habib
Director

/s/ Zuo Naiyuan	August 13, 2008
Zuo Naiyuan
Director

ii